

2024
LETTER TO SHAREHOLDERS
NOTICE OF ANNUAL MEETING
PROXY STATEMENT

2023
ANNUAL REPORT

Table of Contents



A Letter to Our Shareholders

FROM THE PRESIDENT AND CHIEF EXECUTIVE OFFICER PETER E. BACCILE



We appreciate your continuing interest in our Company and are pleased to provide this review of our 2023 performance and, importantly, a look ahead.

The First Industrial team again delivered strong results in 2023, as we, along with everyone else, navigated our way through highly volatile and more costly capital markets and significant uncertainty with respect to the strength of the overall economy. All of this was against the backdrop of an ever more dangerous geopolitical environment.

A major highlight for us was achieving a new record for cash rental rate growth on new and renewal leasing of 58 percent. We also drove some key leasing wins in our in-service portfolio and in our new developments that will contribute to our future cash flow growth.

As an industry, we continue to work through the overhang of what were record levels of development completions in 2022 and 2023. However, if you tally the last five years of completions and net absorption, you will find that completions outstripped net absorption nationally by only 187 million square feet, or roughly one percent of the national industrial real estate stock.

Our focus on driving cash flow growth from the portfolio is also reflected in our dividend growth. In our last earnings release, we announced that our Board increased our first quarter 2024 dividend to $0.37 per share, which is $1.48 annualized, representing a 15.6 percent growth rate. Importantly, that dividend rate represents a fairly low payout ratio of approximately 70 percent based upon our anticipated 2024 AFFO, as defined in our supplemental information report.



FR AT-A-GLANCE

68.5	**434**	**15**	**95.5%**
MILLION SQUARE FEET	INDUSTRIAL BUILDINGS	TARGET MARKET FOCUS	IN-SERVICE OCCUPANCY

Industrial Real Estate Market Conditions

The national development pipeline at the end of 2023 was approximately 380 million square feet which was 29 percent pre-leased. This new supply will be delivered over the next 12-15 months into a market where national vacancy is approximately 5 percent, and likely to push closer to 6 percent as these developments are completed. As this new space is absorbed we expect the national vacancy rate to come down. The market has responded appropriately by tempering additional new supply, with development starts down approximately 60 percent from the peak in the third quarter of 2022. This market "discipline" has largely been driven by significantly higher financing costs that have rendered many new development projects uneconomic relative to their initial underwriting which was done during less volatile capital markets in 2022. Tenants looking at space today may have a few more choices in the submarkets where these developments are being delivered, but, overall, the fundamentals in these markets are still supportive of rent growth. Tenant decision making on new space requirements remains measured, especially with larger space commitments that require significant capital commitments beyond rent, in the form of staffing, racking and other operational equipment and inventory.

We have observed some encouraging positive indicators for tenant demand at our developments as we progress into 2024. The burdensome Federal Reserve rate hikes from the previous year seem to have peaked and sentiment now favors rate reductions later in 2024. Inventory levels have stabilized, potentially paving the way for gradual acceleration in inventory builds in the latter half of the year, especially leading into the holiday season and 2025. Import activity at the West Coast ports has shown some promising signs, with growth turning positive in the latter part of 2023.

In our existing portfolio, leasing activity continues to be strong and we continue to renew our expirations at very healthy rental rate increases which I will touch upon later.

15 TARGET MARKETS





Capturing Opportunities

Conversion of leasing prospects into tenants is the focal point for our teams across the country as leasing drives cash flow growth and informs our plans for potential new development starts.

We ended the year with in-service occupancy of 95.5 percent. This is a lower level than we have delivered in recent years, due to longer-than-anticipated lease-up timeframes on new developments placed in service during the latter half of 2023. Excluding the impact of those developments, located in the Chicago, Denver, Nashville and Seattle markets, our year-end occupancy would have been 97.9 percent. While we are disappointed that these assets did not meet our standard 12-month post-completion lease-up assumption, they represent a significant cash flow growth opportunity. In addition, we have approximately $570 million of developments in process or in lease-up that will earn a projected cash yield of 7.4 percent and will further enhance our cash flow growth.

We are well positioned to capture further rental rate growth in 2024, building off our aforementioned record performance in 2023. The rent growth we are achieving is testimony to the quality of our assets, the strength of our chosen markets and the efforts of our leasing professionals. We are off to a good start on signings related to 2024 commencements. Through our earnings call in February, we had taken care of 53 percent of our 2024 lease expirations weighted by rental income at a cash rental rate change of 39 percent. We have a few leasing opportunities within our Southern California portfolio that could drive this metric higher. Overall, for 2024 we are forecasting cash rental rate growth on new and renewal leasing of 40 to 52 percent as we detailed on our February results call.

CASH RENTAL RATE GROWTH
(period average)



IN-SERVICE OCCUPANCY
(year end)



(1) YE23 excluding not fully leased developments placed in service impact = 97.9%.

Portfolio
Management Milestones



As we have stated many times, ongoing portfolio management is a part of our DNA as a company. We have continued to shape our portfolio through the strength of our development program as well as from select acquisitions and targeted sales.

An important fact about our portfolio we think people may overlook is that we have developed approximately 27 million square feet since 2012, representing 41 percent of our in-service portfolio. Our efforts resulted in the achievement of two important portfolio goals we laid out at our Investor Day in November of 2020. As of year-end, 57 percent of our rental revenue is generated from our coastal markets, exceeding the 55 percent top end of the targeted range and we finished the year with 95 percent of our rental income in our 15 target markets.

ELITE CUSTOMER SERVICE

We are proud of the care and service that our property management professionals bring to their roles each and every day. Our commitment to customer service extends to the regular measurement of our performance as a long-time participant in the Kingsley Index customer satisfaction survey. We were gratified to have been named a Kingsley Excellence Award, Elite 5 Winner for 2023 based on a property management overall customer service score of 4.65 out of 5.

Another important asset allocation decision we made in 2020 was investing more capital in Southeast Florida which we currently view as the strongest market in the U.S. Looking back to as recently as the third quarter of 2020, our South Florida market contributed about 2 percent of our rental revenue. Through new investments, primarily development, we have grown our allocation to where South Florida now accounts for 7 percent of our rental revenue. Giving us credit for the development of our current land bank and land under option in South Florida, on a steady state basis, we have the opportunity to grow this market to approximately 12 percent of rental revenue over the next several years, which would make South Florida our 2nd largest market.





Dividend Growth and Capital Strength

As I discussed earlier, our organizational focus on long-term cash flow growth is paying dividends, literally. In addition, we are generating cash proceeds in excess of dividends and capital expenditures that we are redeploying primarily in our profitable development program.

For 2024, we are well positioned to more than fund the projected costs of our developments in process, using retained cash flow and $125 million of anticipated property sales proceeds based on the midpoint of our sales guidance range.

Our fortress balance sheet is also very well positioned relative to the volatile capital markets in which we operate. We do not have any debt maturing until 2026, assuming we exercise our extension options. We continue to operate at low leverage levels, which will improve, all things being equal, as we lease our nearly fully funded new development pipeline. Any new capital issuance would be to position ourselves to capitalize on new growth opportunities, including those in our landholdings, which can support nearly 16 million square feet of future development.

DIVIDEND GROWTH



FFO PER SHARE [2]



LEED Program Progress

As part of our development strategy and sustainability efforts, we have committed to obtaining LEED certification for all new developments. In 2023, we achieved Gold level certification for our 200,000 square-foot First Park Miami Building 11 and Silver for the 1.1 million square-foot building at First Logistics Center @ 283 in Pennsylvania. Thus far in 2024, we also earned Silver certification on our 588,000 square-footer in Denver, bringing our total square footage with LEED certifications to 5.2 MSF. We will keep you apprised of our progress on growing this metric.



LEED CERTIFIED

5.2 MSF

AS OF 2/28/24

---

[1] Reflects 1Q24 dividend of $0.37 per share annualized compared to prior rate.
[2] Excludes atypical items per disclosures in earnings results calls.





With Gratitude

Thank you to my teammates around the country for your efforts to grow our business and your continued industry leading care for our customers, communities and each other.

We express our gratitude for our customers for entrusting us as a provider of their critical supply chain facilities.

Thank you to our Board of Directors for your leadership, guidance and diligence as we execute our long-term strategy.

Lastly, many thanks to our shareholders, long-term and new, for entrusting your investment capital to us.

Building Upon 30 Years

In June, we will be marking our 30th year as a publicly traded company. Looking back, our experienced and talented team has navigated through multiple business cycles, global events, a black swan pandemic and an always-competitive industry.

Today, we are excited about our ability to capture future cash flow in the form of rent growth opportunities in our portfolio, the impact of the lease-up of our completed and in-process developments and rental rate escalators embedded in our leases.

Looking beyond that, we are excited about the future. As fundamentals in our submarkets warrant, we are well positioned with landholdings, primarily in coastally oriented markets, that we can put into production immediately when we deem the time to be right. Those future projects will generate attractive returns for shareholders. And our regional teams across the country continue to work diligently to find the next set of opportunities as we leverage the strength of our platform.

As always, we will work hard to further reward your confidence in our plan and platform throughout 2024 and in the years to come.

Peter E. Baccile
President and Chief Executive Officer





FIRST INDUSTRIAL REALTY TRUST, INC.
One North Wacker Drive
Suite 4200
Chicago, Illinois 60606
NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held on April 30, 2024

NOTICE IS HEREBY GIVEN that the 2024 Annual Meeting of Stockholders (the "Annual Meeting") of First Industrial Realty Trust, Inc. (the "Company") will be held on Tuesday, April 30, 2024 at 9:00 a.m. Central Time. This year's annual meeting will be a virtual meeting held over the Internet to facilitate stockholder participation.

You will be able to attend and participate in the Annual Meeting online, vote your shares electronically and submit your questions prior to and during the meeting by visiting: www.meetnow.global/MG2QNWX. If you have any questions regarding the format of the meeting, please contact Arthur J. Harmon, the Company's Senior Vice President of Investor Relations and Marketing, at (312) 344-4320.

At our Annual Meeting, we will ask you to consider and vote upon the following proposals:

1.   To elect seven directors to the Board of Directors to serve until the 2025 Annual Meeting of Stockholders, and until their successors are duly elected and qualified;

2.   To approve the First Industrial Realty Trust, Inc. 2024 Stock Incentive Plan;

3.   To approve, on an advisory (i.e. non-binding) basis, the compensation of the Company's Named Executive Officers as disclosed in this Proxy Statement; and

4.   To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2024.

We may also ask you to consider and act upon any other matters that may properly be brought before the Annual Meeting, and at any adjournments or postponements thereof, if applicable.

Any action may be taken on the foregoing matters at the Annual Meeting on the date specified above, or on any date or dates to which, by original or later adjournment, the Annual Meeting may be adjourned, or to which the Annual Meeting may be postponed.

The Board of Directors has fixed the close of business on March 7, 2024 as the record date for the Annual Meeting. Only stockholders of record of the Company's Common Stock at the close of business on that date will be entitled to notice of and to vote at the Annual Meeting and at any adjournments or postponements thereof.

Your shares cannot be voted unless they are represented by proxy or by the record holder attending the Annual Meeting via webcast. Whether or not you plan to attend the Annual Meeting via webcast, please submit your proxy by mail, telephone or over the Internet by following the instructions provided in the enclosed proxy statement to ensure that your shares are represented at the Annual Meeting. If you hold your shares in "street name" through an intermediary, such as a bank or broker, you must register in advance using the instructions provided in the enclosed proxy statement.

By Order of the Board of Directors,

Jennifer E. Matthews Rice
General Counsel and Secretary

Chicago, Illinois
April 4, 2024

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO VIRTUALLY ATTEND THE MEETING, PLEASE AUTHORIZE YOUR PROXY ON THE INTERNET, BY TELEPHONE OR BY MAIL AS SOON AS POSSIBLE. YOUR PROXY AUTHORIZATION WILL ENSURE YOUR REPRESENTATION AT THE ANNUAL MEETING REGARDLESS OF WHETHER YOU ATTEND THE ANNUAL MEETING VIA WEBCAST ON APRIL 30, 2024.

PROXY STATEMENT SUMMARY

This summary highlights information that is contained elsewhere in this proxy statement. It does not include all information necessary to make a voting decision and you should read this proxy statement in its entirety before casting your vote.

Proposals	Board Vote Recommendation	Page
1. Elect seven directors to the Board of Directors to serve until the 2025 Annual Meeting of Stockholders, and until their successors are duly elected and qualified	**FOR** each nominee	4
2. Approve the First Industrial Realty Trust, Inc. 2024 Stock Incentive Plan	**FOR**	14
3. Approve, on an advisory (i.e. non-binding) basis, the compensation of the Company's Named Executive Officers as disclosed in this Proxy Statement	**FOR**	23
4. Ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2024	**FOR**	55

FIRST INDUSTRIAL AT A GLANCE

First Industrial Realty Trust, Inc. (NYSE: FR),
a leading fully integrated owner, operator, and developer of industrial real estate



58.3%
2023 Record Cash Rental Rate Growth



95.5%
Year-End Occupancy



8.4%
2023 Cash Same Store NOI Growth[1]



15.6%
Dividend Increase From 2023-2024[2]



1.9 MSF
Under Construction, 100% Coastal Orientation



15.8 MSF
Developable on Strategic Sites for Future Growth

(1) Same store NOI growth excludes $1.4 million of insurance settlement gain recognized during the twelve months ended December 31, 2022.

(2) Increased first quarter 2024 dividend to $0.37 per share/unit, a 15.6% increase from 2023 on an annualized basis.



FIRST INDUSTRIAL REALTY TRUST, INC.
One North Wacker Drive
Suite 4200
Chicago, Illinois 60606

PROXY STATEMENT
2024 ANNUAL MEETING OF STOCKHOLDERS

To Be Held on April 30, 2024

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of First Industrial Realty Trust, Inc. ("First Industrial" or the "Company") for use at the 2024 Annual Meeting of Stockholders of the Company to be held on Tuesday, April 30, 2024, and at any adjournments or postponements thereof (the "Annual Meeting"). This year's annual meeting will be a virtual meeting held over the Internet. The meeting will convene at 9:00 a.m. Central Time.

At the Annual Meeting, stockholders will be asked to vote: (i) to elect seven directors to the Board of Directors to serve until the 2025 Annual Meeting of Stockholders, and until their successors are duly elected and qualified; (ii) to approve the First Industrial Realty Trust, Inc. 2024 Stock Incentive Plan; (iii) to approve, on an advisory (i.e., non-binding) basis, the compensation of the Company's Named Executive Officers as disclosed in this Proxy Statement; and (iv) to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the current fiscal year. Stockholders may also be asked to act on any other matters properly brought before them at the Annual Meeting, if applicable.

This Proxy Statement and the accompanying Notice of Annual Meeting and Proxy Card are first being sent to stockholders on or about April 4, 2024. The Board of Directors has fixed the close of business on March 7, 2024 as the record date for the Annual Meeting (the "Record Date"). Only stockholders of record of our Common Stock at the close of business on the Record Date will be entitled to notice of and to vote at the Annual Meeting. As of the Record Date, there were 132,340,679 shares of Common Stock outstanding and entitled to vote at the Annual Meeting. Holders of Common Stock outstanding as of the close of business on the Record Date will be entitled to one vote for each share held by them on each matter presented to the stockholders at the Annual Meeting.

The presence, in person by attending the Annual Meeting via webcast or by proxy, of holders of at least a majority of the total number of outstanding shares of Common Stock entitled to vote is necessary to constitute a quorum for the transaction of business at the Annual Meeting. The affirmative vote of the holders of a majority of the votes cast with a quorum present at the Annual Meeting is required: (i) for the election of directors; (ii) for the approval of the First Industrial Realty Trust, Inc. 2024 Stock Incentive Plan; (iii) for the approval, on an advisory basis, of the compensation of our Named Executive Officers; and (iv) for the ratification of the appointment of the Company's independent registered public accounting firm. Abstentions will not be counted as votes cast, and accordingly will have no effect on any of the proposals presented in this Proxy Statement.

HOW TO ATTEND THE VIRTUAL ANNUAL MEETING

This year's Annual Meeting will be a virtual meeting held over the Internet. You will be able to attend the Annual Meeting, vote and submit questions during the Annual Meeting via a live webcast by visiting www.meetnow.global/MG2QNWX. You will need your 15-digit control number included on your Proxy Card in order to attend the meeting. You may attend the virtual Annual Meeting if you are a stockholder of record, a proxy of a stockholder of record, or a beneficial owner of our Common Stock with evidence of ownership. If you are a registered stockholder (i.e., you hold your shares through our transfer agent, Computershare Inc. ("Computershare")), you do not need to register to attend the Annual Meeting virtually on the Internet. Please follow the instructions on the notice or Proxy Card that you received. If you hold your shares in "street name" through an intermediary, such as a bank or broker, you are invited to attend the annual meeting as the beneficial owner of your shares, but because you are not the stockholder of record you must register in advance to attend the Annual Meeting virtually on the Internet by submitting proof of your proxy power (legal proxy) reflecting your First Industrial holdings along with your name and email address to Computershare. Requests for registration from "street name" stockholders must be labeled as "Legal Proxy" and be received no later than 4:00 PM CT on April 25, 2024. You will receive a confirmation of your registration by email after we receive your registration materials.

"Street name" stockholders should direct requests for registration as follows:

By Email:

Forward the email from your broker, or attach an image of your legal proxy, to legalproxy@computershare.com

By Mail:

Computershare
First Industrial Realty Trust, Inc. Legal Proxy
P.O. Box 43001
Providence, RI 02940-3001

If you wish to attend the Annual Meeting via webcast at a location provided by us, we intend to air the webcast at our offices located at One North Wacker Drive, Suite 4200, Chicago, Illinois 60606 for any stockholders who request to participate in the virtual meeting in this manner. Please note that members of management and members of our Board of Directors may not be present at this location. If you wish to attend the Annual Meeting via webcast at this location, you will need to complete the Reservation Request Form included as Appendix A to this Proxy Statement. In the event we are unable to provide access to our office for the Annual Meeting due to public health or other safety measures, we will provide notice of an alternative location to all stockholders that deliver a completed Reservation Request Form.

HOW TO VOTE YOUR SHARES

Your vote is important. Your shares can be voted at the Annual Meeting only if (i) you are present in person by attending the virtual Annual Meeting via webcast and you vote your shares electronically at such meeting, as described in this Proxy Statement or (ii) you are represented by proxy. Even if you plan to attend the Annual Meeting via webcast, we urge you to authorize your proxy in advance (i) electronically by going to www.investorvote.com/FR and following the instructions described on your Proxy Card, (ii) by calling the toll-free number (for residents of the United States and Canada) listed on your Proxy Card or (iii) by mail. Please have your Proxy Card in hand when going online or calling. ***If you authorize your proxy electronically through the website or by telephone, you do not need to return your Proxy Card.***

"Street name" stockholders who have received this Proxy Statement from their bank, broker or other nominee should have received instructions for directing how that bank, broker or nominee should vote such stockholder's shares. It will be the bank's, broker's or other nominee's responsibility to vote the stockholder's shares for the stockholder in the manner directed. The stockholder must complete, execute and return the voting instruction form in the envelope provided by the broker. "Street name" stockholders who desire to vote electronically at the Annual Meeting must obtain a "legal proxy" from the bank, broker or other nominee that holds such stockholder's shares in order to vote such shares electronically at the Annual Meeting. "Street name" stockholders will need to contact their bank, broker or other nominee to obtain a legal proxy.

Stockholders of the Company are requested to authorize their proxy on the Internet, by telephone or by mail as soon as possible. Shares represented by a properly authorized proxy received prior to the vote at the Annual Meeting and not revoked will be voted at the Annual Meeting as directed by the stockholder's proxy authorization. If a proxy authorization is submitted and no instructions are given, the persons designated as proxy holders in the proxy authorization will vote: (i) FOR the election of the seven nominees for director named in this Proxy Statement; (ii) FOR the approval of the First Industrial Realty Trust, Inc. 2024 Stock Incentive Plan; (iii) FOR the approval, on an advisory basis, of the compensation of our Named Executive Officers; (iv) FOR the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the current fiscal year and (v) in their own discretion with respect to any other business that may properly come before the stockholders at the Annual Meeting or at any adjournments or postponements thereof. We have not received notice of any matters other than those set forth in this Proxy Statement and, accordingly, it is not anticipated that any other matters will be presented at the Annual Meeting.

A stockholder of record may revoke a proxy at any time before it has been exercised by filing a written revocation with the Secretary of the Company at the address of the Company set forth above, authorizing a proxy again on the Internet or by telephone (only the latest Internet or telephone proxy will be counted) as described above, properly executing and delivering a later-dated Proxy Card by mail, or by participating in, and voting electronically at, the Annual Meeting. Any stockholder of record as of the Record Date attending the Annual Meeting may vote electronically whether or not a proxy has been previously given, but the participation (without further action) of a stockholder at the Annual Meeting will not constitute revocation of a previously given proxy. "Street name" stockholders who wish to vote electronically during the Annual Meeting will need to obtain a duly executed proxy form from the institution that holds their shares prior to the Annual Meeting.

BROKER NON-VOTES

Under the rules of the New York Stock Exchange (the "NYSE"), brokers generally may vote on routine matters, such as the ratification of an independent public accounting firm, but may not vote on non-routine matters, such as the election of directors, unless they have received voting instructions from the person for whom they are holding shares. If there is a non-routine matter presented to stockholders at a meeting and the stockholder's bank, broker or other nominee does not receive instructions from the stockholder on how to vote on that matter, the bank, broker or other nominee will return the Proxy Card to the Company, indicating that he or she does not have the authority to vote on that matter. This is generally referred to as a "broker non-vote" and may affect the outcome of the voting on those matters, as discussed below.

The proposal described in this Proxy Statement for the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ended December 31, 2024 is considered a routine matter under the NYSE rules. Each of the other proposals is considered a non-routine matter under NYSE rules and could result in broker non-votes. Broker non-votes will not be counted as votes cast and, accordingly, will have no effect on the result of the vote for these non-routine matters. However, broker non-votes will be counted for quorum purposes. We therefore encourage stockholders to provide directions to their broker as to how the stockholder wants their shares voted on all matters to be brought before the Annual Meeting. The stockholder should do this by carefully following the instructions the broker gives the stockholder concerning its procedures. This ensures that the stockholder's shares will be voted at the meeting.

PROPOSAL 1

ELECTION OF DIRECTORS

Pursuant to the Company's charter, the maximum number of members allowed to serve on the Company's Board of Directors is twelve. The Board of Directors currently consists of seven seats. Each of the directors is serving for a term of one year and until such director's successor is duly elected and qualified. The Company's Nominating/Corporate Governance Committee identifies and recommends individuals for service on the Board of Directors, and the Board of Directors then either approves or rejects in whole all of such nominees.

The Board of Directors has nominated Peter E. Baccile, Teresa Bryce Bazemore, Matthew S. Dominski, H. Patrick Hackett, Jr., Denise A. Olsen, John E. Rau and Marcus L. Smith to serve as directors (the "Nominees"). All of the Nominees are currently serving as directors of the Company. Each of the Nominees has consented to be named as a nominee in this Proxy Statement. The Board of Directors anticipates that each of the Nominees will serve as a director if elected. However, if any person nominated by the Board of Directors is unable to accept election, the proxies will vote for the election of such other person or persons as the Board of Directors may recommend.

 **The Board of Directors recommends a vote FOR each of the Nominees.**

INFORMATION REGARDING THE DIRECTOR NOMINEES

The following biographical descriptions set forth certain information with respect to the seven Nominees for election as directors and certain executive officers, based on information furnished to the Company by such persons. The following information is as of the Record Date unless otherwise specified.

Peter E. Baccile	Director since 2016 Age: 62

 **Peter E. Baccile** has served as President of the Company since September 2016 and assumed the Chief Executive Officer position in December 2016. He brings more than 30 years of management, real estate and financial expertise to the Company. Prior to joining the Company, he served as Joint Global Head of the Real Estate, Lodging and Leisure Group within UBS Securities, LLC's investment banking division from June 2012 to September 2016. Prior to that, Mr. Baccile served in various senior leadership roles during his 26-year tenure at J.P. Morgan. Most recently, he was Vice Chairman of J.P. Morgan Securities Inc. He also served as Co-Head of the General Industries Investment Banking Coverage Group, which encompassed Real Estate, Lodging, Gaming, Diversified Industrials, Paper Packing and Building Products, and Transportation. Before that he served as Global Head of J.P. Morgan's Real Estate, Lodging and Gaming Investment Banking Group for 10 years. Mr. Baccile is a member of the National Association of Real Estate Investment Trusts (Nareit), where he serves as a member of the executive board, and The Real Estate Roundtable, where he was past Chairman of the Real Estate Capital Policy advisory committee. He is a past trustee of the International Council of Shopping Centers (ICSC) and the Urban Land Institute (ULI). Mr. Baccile's extensive experience in real estate management and finance is critical to his ability to lead the Company as its Chief Executive Officer, and is a valuable asset to the Board of Directors. Moreover, as the Company's Chief Executive Officer, Mr. Baccile brings to the Board of Directors his in-depth knowledge of our business, strategy, operations, competition and financial position. Mr. Baccile's membership on the Board of Directors is critical to ensuring appropriate coordination and communication between the Company's executive officers and the Board of Directors.

Board Committee: Investment Committee

Teresa Bryce Bazemore

Director since 2020
Age: 64



Teresa Bryce Bazemore has been a director of the Company since May 2020 and Chairperson of the Audit Committee since May 2023. Ms. Bazemore is the President and Chief Executive Officer of Federal Home Loan Bank of San Francisco. From July 2008 through April 2017, she served as President of Radian Guaranty Inc., a subsidiary of Radian Group Inc. (NYSE: RDN), where she led strategic planning, business development and operations of Radian Guaranty's mortgage insurance business line and information technology and governmental affairs for Radian Group. From October 2006 to July 2008, she also served in various capacities with Radian Group, including Executive Vice President, General Counsel, Corporate Secretary and Chief Risk Officer. From June 2000 to May 2006, Ms. Bazemore was Senior Vice President, General Counsel and Secretary of Nexstar Financial Corporation. From March 1997 to June 2000, she served as General Counsel of the mortgage banking line of business at Bank of America (NYSE: BAC). Ms. Bazemore presently serves on the Board of Directors of T. Rowe Price Funds, the Public Media Company and the Southern California Chapter of the International Women's Forum. She formerly served on the Board of Directors of the Federal Home Loan Bank of Pittsburgh and Chimera Investment Corporation (NYSE: CIM). Ms. Bazemore previously served on the Board of Trustees of the University of Virginia Foundation, for which she also served as the Chair of the Audit Committee, and formerly served as an Advisory Board member of the University of Virginia Center for Politics. Ms. Bazemore holds a B.A. from the University of Virginia and a J.D. from Columbia University. Ms. Bazemore's extensive legal, financial and operational experience in the banking and real estate industries is a valuable asset to the Board of Directors and the Company's Audit Committee, and we have deemed her to be an "audit committee financial expert."

Board Committees: Audit Committee, Compensation Committee

Matthew S. Dominski

Director since 2010
Age: 69



Matthew S. Dominski has been a director of the Company since March 2010 and the Chairman of the Board of Directors since July 2020. He previously served as a director of CBL & Associates Properties, Inc., a shopping mall real estate investment trust in the United States, from 2005 to 2021. From 1993 through 2000, Mr. Dominski served as Chief Executive Officer of Urban Shopping Centers ("Urban"), formerly one of the largest regional mall property companies in the country and a publicly-traded real estate investment trust. Following the purchase of Urban by Rodamco North America in 2000, Mr. Dominski served as Urban's President until 2002. In 2003, Mr. Dominski formed Polaris Capital, LLC, a Chicago, Illinois-based real estate investment firm of which he was joint owner through 2013. From 1998 until 2004, Mr. Dominski served as a member of the Board of Trustees of the International Council of Shopping Centers (ICSC). Mr. Dominski's extensive experience leading other public and private real estate companies, both as a senior executive and a director, is a valuable asset to the Board of Directors.

Board Committees: Compensation Committee, Investment Committee, Nominating/Corporate Governance Committee

H. Patrick Hackett, Jr.

Director since 2009
Age: 72



H. Patrick Hackett, Jr. has been a director of the Company since December 2009. Mr. Hackett is the principal of HHS Co., an investment company located in the Chicago area. Previously, he served as the President and Chief Executive Officer of RREEF Capital, Inc. and as principal of The RREEF Funds, an international commercial real estate investment management firm. Mr. Hackett taught real estate finance at the Kellogg Graduate School of Management for many years and he also served on the real estate advisory boards of Kellogg and the Massachusetts Institute of Technology. He currently chairs the board of Wintrust Financial Corporation (NASDAQ: WTFC) and is a former trustee of Northwestern University. Mr. Hackett provides the Board of Directors with valuable real estate investment and finance expertise.

Board Committees: Compensation Committee, Investment Committee

Denise A. Olsen

Director since 2017
Age: 58



Denise A. Olsen has been a director of the Company since November 2017 and served as the Chairperson of the Compensation Committee from May 2020 to May 2023. Ms. Olsen has been employed by GEM Realty Capital, an integrated real estate investment firm that invests in private market assets and publicly-traded securities, since 1996. She presently serves as Senior Managing Director and a member of the Investment Committee of GEM Realty Capital, where she is also responsible for investor relations, reporting and communication. From 1994 to 1996, Ms. Olsen was Vice President at EVEREN Securities, serving in their Real Estate Corporate Finance Group. From 1987 to 1994, Ms. Olsen served in various capacities at JMB Realty Corporation, including as a Senior Portfolio Manager. Ms. Olsen formerly was a board member of CyrusOne, Inc., serving on the Audit and Compensation Committees. Ms. Olsen currently serves as an Executive Committee Member of The Samuel Zell and Robert Lurie Real Estate Center at the Wharton School at the University of Pennsylvania and on the Investment Advisory Committee of The Harry and Jeanette Weinberg Foundation. Ms. Olsen's significant investment and operational experience in both the private and publicly-traded real estate realms is a valuable asset to the Board of Directors. Further, Ms. Olsen's financial expertise is valuable to the Company's Audit Committee, on which she currently serves, and we have determined her to be an "audit committee financial expert."

Board Committees: Audit Committee, Investment Committee, Nominating/Corporate Governance Committee

John E. Rau

Director since 1994
Age: 75



John E. Rau has been a director of the Company since June 1994 and Lead Independent Director since January 2016. Since December 2002, Mr. Rau has served as President and Chief Executive Officer and as a director of Miami Corporation, a private asset management firm. From January 1997 to March 2000, he was a director, President and Chief Executive Officer of Chicago Title Corporation, and its subsidiaries, Chicago Title and Trust Co., Chicago Title Insurance Co., Ticor Title Insurance Co. and Security Union Title Insurance Co. Mr. Rau was a director of BorgWarner, Inc. from 1997 to 2006, a director of William Wrigley Jr. Company from March 2005 until its sale to Mars, Inc. in September 2008, and a director of Nicor, Inc. from 1997 until its sale to Southern Company Gas (formerly AGL Resources Inc.) in December 2011, and he continues as a director of Southern Company Gas. Mr. Rau is the Chairman of the board of directors of BMO Financial Corp. and served as a director of LaSalle Bank, N.A. until its 2007 sale to Bank of America. From July 1993 until November 1996, Mr. Rau was Dean of the Indiana University School of Business. From 1991 to 1993, Mr. Rau served as Chairman of the Illinois Economic Development Board and as special advisor to Illinois Governor Jim Edgar. From 1990 to 1993, he was Chairman of the Banking Research Center Board of Advisors and a Visiting Scholar at Northwestern University's J.L. Kellogg Graduate School of Management. During that time, he also served as Special Consultant to McKinsey & Company, a worldwide strategic consulting firm. From 1989 to 1991, Mr. Rau served as President and Chief Executive Officer of LaSalle National Bank. From 1979 to 1989, he was associated with The Exchange National Bank, serving as President from 1983 to 1989, at which time The Exchange National Bank merged with LaSalle National Bank. Prior to 1979, he was associated with First National Bank of Chicago. Mr. Rau's extensive experience in the banking and title insurance industries provides the Board of Directors with valuable insight into the matters of corporate and real estate finance, as well as financial services management and risk management. Moreover, Mr. Rau's financial expertise is valuable to the Company's Audit Committee, on which he currently serves.

Board Committees: Audit Committee, Nominating/Corporate Governance Committee



Marcus L. Smith

Director since 2021
Age: 57

Marcus L. Smith has been a director of the Company since February 2021. Since 2017, Mr. Smith has served as a director for MSCI Inc. (NYSE: MSCI). Mr. Smith served as a director for DCT Industrial Trust Inc. from 2017 until 2018 when the company was acquired by Prologis, Inc. (NYSE: PLD). Prior to his service as a director for MSCI Inc. and DCT Industrial Trust Inc., Mr. Smith retired from a 23-year career at MFS Investment Management, where he served as portfolio manager of the MFS Institutional International Fund (MIEIX) for 17 years and the MFS Concentrated International Fund for 10 years. As a portfolio manager, Mr. Smith was responsible for all aspects of portfolio construction and stock selection for the MFS Institutional International Fund. Mr. Smith employed financial analysis of balance sheets, income, and cash flow statements and modeling to forecast and value prospective investments. During his 17-year tenure as portfolio manager of the MFS Institutional International Fund, the portfolio assets grew from $120M to over $24B. The MFS Institutional International portfolio received the Lipper Award in 2005 and 2010 for Best 3-Year Performance of 359 Large Capitalization international portfolios. In addition to his portfolio management duties for MFS Investment Management, Mr. Smith served as Director of Equity, Canada from 2012 to 2017, and Director of Equity, Asia from 2010 to 2012. In these roles, Mr. Smith was responsible for recruitment, management, and compensation of 10 investment professionals in Canada and 18 investment professionals in Singapore, Tokyo and Sydney, respectively. Prior to being a Director of Equity, Mr. Smith was Director of Asian Equity Research from 2005 to 2010. In this Republic of Singapore-based role, he recruited, managed, trained, and compensated the 12 investment analysts located across the Asian region. Prior to joining MFS Investment Management, Mr. Smith was a senior consultant at Accenture, working within its Financial Services Group. Mr. Smith served as a United States Army Reserve Officer from 1987 to 1992. Mr. Smith earned a Bachelor of Science, Cum Laude, in Computer Science & Business Administration from the University of Mount Union and a Masters of Business Administration from the Wharton School at the University of Pennsylvania. Mr. Smith served as a Trustee for the University of Mount Union between 2009 and 2019. He has also served on the Posse Boston Advisory Board since 2015. Mr. Smith is a member of the Harvard Medical School Academic Advisory Council and the Boston Economic Club. Mr. Smith's experience in the financial sector and director service for other public companies are valuable assets to the Board of Directors. Mr. Smith's financial expertise is valuable to the Company's Audit Committee, on which he currently serves, and we have determined him to be an "audit committee financial expert."

Board Committees: Audit Committee, Investment Committee, Nominating/Corporate Governance Committee

Assuming each of the Nominees is elected to serve, the below tables highlight certain characteristics and experience of our Board of Directors.



DIRECTOR TENURE
43%
9+ years
57%
<9 years

BOARD INDEPENDENCE
6 out of 7
directors are independent

BOARD DIVERSITY
43% diverse
29% women
29% racial
29%
29%
43%

AVERAGE DIRECTOR AGE
65

CORPORATE GOVERNANCE

The Board of Directors. The Board of Directors currently consists of seven seats. In considering the independence of its members, the Board of Directors applies the independence standards and tests set forth in Sections 303A.02(a) and (b) of the Listed Company Manual of the NYSE. Applying such standards, the Board of Directors has affirmatively determined that each of Messrs. Dominski, Hackett, Rau and Smith and Mses. Bazemore and Olsen, who collectively constitute a majority of the current members of the Board of Directors, are independent directors.

The Board of Directors held five meetings and acted one time by written consent during 2023. Each of the directors serving in 2023 attended at least 75% of the total number of meetings of the Board of Directors and of the respective committees of the Board of Directors of which such director was a member, in each case held during the period for which he or she was serving as a director. Although the Company does not have a formal policy regarding director attendance at Annual Meetings of Stockholders, all of the directors then-serving attended the 2023 Annual Meeting of Stockholders. During 2023, Mr. Dominski, in his capacity as Chairman of the Board, presided at meetings of all of the directors and Mr. Rau, in his capacity as Lead Independent Director, presided at all meetings and executive sessions of our independent directors.

The Board of Directors has adopted Corporate Governance Guidelines to reflect the principles by which it operates and has adopted a Code of Business Conduct and Ethics, which includes the principles by which the Company expects its employees, officers and directors to conduct Company business. The Corporate Governance Guidelines and Code of Business Conduct and Ethics, as well as the charters of the Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee of the Board of Directors, are accessible at the Investors page of the Company's website at www.firstindustrial.com and are available in print free of charge to any stockholder or other interested party who requests them. The Company intends to post on its website amendments to, or waivers from, any provision of the Company's Code of Business Conduct and Ethics. The Company also posts or otherwise makes available on its website from time to time other information that may be of interest to investors and other interested parties. However, none of the information provided on the Company's website is part of the proxy solicitation material.

Board Leadership Structure. Our Board of Directors recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide effective management oversight and a fully engaged, highly functioning Board of Directors. Our key objective in establishing the structure of the Board of Directors is to strengthen the independence and general role of the Board of Directors with appropriate checks and balances on the power, actions and performance of our Chief Executive Officer.

  

CORPORATE RESPONSIBILITY HIGHLIGHTS



SUSTAINABILITY

The Company is focused on building and maintaining a socially responsible and sustainable business that succeeds by delivering long-term value for our stockholders. We continuously look for new and better ways to minimize our environmental impacts as well as that of our tenants. Recent sustainability highlights are:

- In our LEED (Leadership in Energy and Environmental Design) volume program, which streamlines the certification process, we successfully certified two buildings totaling 1.3 million square feet - the 1.1 million square-foot First Logistics Center @ 283 Building A (Silver) and the 0.2 million square-foot First Park Miami Building 11 (Gold)
- First Industrial properties with LEED certifications totaled 4.6 million square feet at year end
- Received the 2023 Gold recognition for Green Lease Leader by the Department of Energy's Better Buildings Alliance and the Institute for Market Transformation



COMMUNITY

The Company has a strong corporate culture and a long-standing tradition of supporting worthy causes in its community and partnering with high quality and ethical supply chains. Social responsibility and engagement is an integral part of our business, as we are committed to developing and maintaining strong relationships with our customers, business partners, investors and the communities in which we operate and invest. In addition, we aim to provide a positive work environment for our employees by offering proper compensation, quality benefit offerings and career training and growth opportunities. Recent community highlights are:

- Increased annual amount for employee tuition reimbursement program during 2023
- Employee recognition program with quarterly and annual awards
- The Company hosted 19 charity events in 2023
- The Company supports "First Network," a women's group sponsoring events that focus on development, personal fulfillment and networking
- The Company provides two days of paid time off for community service for employees to serve worthy organizations of their choice
- The Company conducted an employee engagement survey with an employee response rate of 95% and an overall 92% favorability rate
- Employee Code of Conduct and Ethics, Vendor Code of Conduct and Ethics and Human Rights policy in place to advance ethical business practices internally and with our partners and suppliers



GOVERNANCE

The Company has adopted Corporate Governance Guidelines and a Code of Business Conduct and Ethics to reflect the principles by which it operates, including a company-wide commitment to integrity, ethics, and transparency.

- Annual election of directors
- Regular executive sessions of non-management directors
- Stockholders have the power to amend the Company's bylaws
- Separate Chairman and Chief Executive Officer
- Risk oversight by full Board of Directors and committees
- Annual board and committee self-assessment
- Commitment to diversity, including in the director nomination process
- Mandatory director and executive officer share ownership requirements
- Anti-hedging and anti-pledging policy of shareholdings by directors and employees
- Clawback policy for incentive compensation in the event of a financial restatement
- Audit Committee oversight of the Company's corporate policies with respect to sustainability and environmental risk, corporate social responsibility and corporate governance, and internal controls with respect to cybersecurity

For more information on our corporate responsibility and sustainability initiatives, a copy of our Corporate Responsibility Report can be found on our website at www.firstindustrial.com/responsibility.

BOARD OVERSIGHT OF RISK MANAGEMENT

The Board of Directors oversees the business of the Company and our stockholders' interests in the long-term financial strength and overall success of the Company's business. In this respect, the Board of Directors is responsible for overseeing the Company's risk management. The Board of Directors delegates many of these functions to the Board's committees. Each committee of the Board of Directors is responsible for reviewing the risk exposure of the Company related to the committees' areas of responsibility and providing input to the Board of Directors on such risks. The Board of Directors and its committees regularly review material strategic, operational, financial, compensation and compliance risks with management.

For example, under its charter, the Audit Committee is required to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing the financial information that will be provided to stockholders, the systems of internal controls that management and the Board of Directors have established and the audit process. The Audit Committee is responsible for facilitating communication between the Company's independent auditors and the Board of Directors and management, and for reviewing with the independent auditors the adequacy of the Company's internal controls. The Audit Committee also reviews with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies and the Company's cybersecurity risk exposure and mitigation efforts. The Audit Committee is also responsible for the oversight of the Company's internal control systems with respect to information technology security and for the Company's policies, initiatives and disclosures with respect to sustainability and environmental risk, corporate social responsibility and corporate governance.

Similarly, the Compensation Committee strives to adopt compensation incentives that encourage appropriate risk-taking behavior consistent with the Company's long-term business strategy. We do not believe that our compensation policies and practices are reasonably likely to have a material adverse effect on the Company. The Compensation Committee has focused on aligning our compensation policies with our stockholders' long-term interests and avoiding short-term rewards for management or awards that encourage excessive or unnecessary risk taking. For example, a substantial amount of compensation provided to the Company's executive officers is in the form of equity awards for which the ultimate value of the award is tied to the Company's stock price and which awards are subject to long-term vesting schedules, thereby aligning the Company's executive officers' interests with those of our stockholders. In addition, annual cash and equity bonuses provided to management under the 2023 Employee Bonus Plan (as defined on page 30) were contingent, among other factors, upon the Company's satisfaction of prescribed levels of Funds From Operations ("FFO"), same store net operating income growth and fixed charge coverage ratio. Because these awards are directly tied to increased financial performance and stock price, in line with our stockholders' interests, we believe that none of these types of awards contribute to excessive or unnecessary risk taking.

COMMUNICATIONS BY STOCKHOLDERS AND OTHER INTERESTED PARTIES

Stockholders of the Company and other interested parties may send communications to the Board of Directors as a whole, to its individual members, to its committees or to its independent members as a group. Communications to the Board of Directors as a whole should be addressed to "The Board of Directors"; communications to any individual member of the Board of Directors should be addressed to such individual member; communications to any committee of the Board of Directors should be addressed to the chair of such committee; and communications to independent members of the Board of Directors as a group should be addressed to the Lead Independent Director. In each case, communications should be further addressed "c/o First Industrial Realty Trust, Inc., One North Wacker Drive, Suite 4200, Chicago, Illinois 60606." All communications will be forwarded to their respective addressees. If a stockholder marks his or her communication "Confidential," such communication will be forwarded directly to the addressee.

BOARD COMMITTEES

The Board of Directors has appointed an Audit Committee, a Compensation Committee, an Investment Committee and a Nominating/Corporate Governance Committee.

Audit Committee

Members:
Teresa Bryce Bazemore (Chair)*
Denise A. Olsen*
John E. Rau
Marcus L. Smith*

Number of Meetings in 2023: 5

*"Audit Committee Financial Expert"

The Audit Committee is directly responsible for the appointment and oversight of our independent registered public accounting firm.

In connection with such responsibilities, the Audit Committee:

- approves the engagement of independent public accountants;
- is directly involved in the selection of the independent public accounting firm's lead engagement partner;
- reviews with the independent public accountants the audit plan, the audit scope, and the results of the annual audit engagement;
- pre-approves audit and non-audit services and fees of the independent public accountants;
- reviews the independence of the independent public accountants; and
- reviews the adequacy of the Company's internal control over financial reporting.

In addition, the Audit Committee has responsibility for overseeing the Company's enterprise and risk management and for supervising and assessing the performance of the Company's internal audit department. The Audit Committee also oversees the Company's internal control systems with respect to information technology security and the Company's corporate policies, initiatives and disclosures with respect to sustainability and environmental risk, corporate social responsibility and corporate governance.

Each member of the Audit Committee is, in the judgment of the Company's Board of Directors, independent as required by the listing standards of the NYSE and the rules of the SEC and is financially literate, knowledgeable and qualified to review financial statements.

Compensation Committee

Members:
H. Patrick Hackett, Jr. (Chair)
Teresa Bryce Bazemore
Matthew S. Dominski

Number of Meetings in 2023: 3

The Compensation Committee has overall responsibility for approving and evaluating the compensation plans, policies and programs relating to the executive officers of the Company. The Compensation Committee administers the First Industrial Realty Trust, Inc. 2014 Stock Incentive Plan (the "2014 Stock Incentive Plan") and has the authority to grant awards under the 2014 Stock Incentive Plan. If the First Industrial Realty Trust, Inc. 2024 Stock Incentive Plan (the "2024 Stock Incentive Plan") is approved by the Company's stockholders at the Annual Meeting, the Compensation Committee will administer the 2024 Stock Incentive Plan and will have the authority to grant awards under the 2024 Stock Incentive Plan.

Each member of the Compensation Committee is, in the judgment of the Board of Directors, independent as required by the listing standards of the NYSE and the rules of the SEC.

Investment Committee

Members:
H. Patrick Hackett, Jr. (Chair)
Peter E. Baccile
Matthew S. Dominski
Denise A. Olsen
Marcus L. Smith

Number of Meetings in 2023: 4

The Investment Committee provides oversight and discipline to the investment process. The Investment Committee oversees implementation of our investment strategy, within parameters set by the Board of Directors, reviews and approves specific transactions and keeps the Board of Directors regularly apprised of our progress and performance with respect to our investment strategy. Investment opportunities are described in written reports based on detailed research and analyses in a standardized format applying appropriate underwriting criteria, and the Investment Committee meets with the Company's investment personnel and reviews each submission thoroughly. The Investment Committee's charter details the required approval authority for various types of transactions, with the level of approval required varying depending on the type of transaction and the dollar amount involved, and the Investment Committee oversees the implementation of such approval requirements.

Nominating/Corporate Governance Committee

Members:
John E. Rau (Chair)
Matthew S. Dominski
Denise A. Olsen
Marcus L. Smith

Number of Meetings in 2023: 1

The Nominating/Corporate Governance Committee recommends individuals for election as directors at the Annual Meeting of Stockholders of the Company and in connection with any vacancy that may occur on the Board of Directors. In turn, the Board of Directors either approves by a majority vote all of the nominations so recommended by the Nominating/ Corporate Governance Committee or rejects all of the nominations, in each case in whole, but not in part. In the event that the Board of Directors rejects the recommended nominations, the Nominating/Corporate Governance Committee develops a new recommendation. In addition, the Nominating/Corporate Governance Committee develops and oversees the Company's corporate governance policies.

The Nominating/Corporate Governance Committee will consider nominees recommended by stockholders of the Company. In order for a stockholder to nominate a candidate for election as a director at an Annual Meeting, proper notice must be given in accordance with the Company's Bylaws and applicable SEC regulations to the Secretary of the Company. Pursuant to the Company's Bylaws and applicable SEC regulations, such notice of a director nominee must be provided to the Secretary of the Company not more than 150 days and not less than 120 days prior to the first anniversary of the date the Company's proxy statement for the prior year's Annual Meeting of Stockholders was released to stockholders. The fact that the Company may not insist upon compliance with these requirements should not be construed as a waiver by the Company of its right to do so at any time in the future.

In general, it is the Nominating/Corporate Governance Committee's policy that, in its judgment, its recommended nominees for election as members of the Board of Directors of the Company must, at a minimum, have business experience of a breadth, and at a level of complexity, sufficient to understand all aspects of the Company's business and, through either experience or education, have acquired such knowledge as is sufficient to qualify as financially literate. In addition, recommended nominees must be persons of integrity and be committed to devoting the time and attention necessary to fulfill their duties to the Company. While the Nominating/Corporate Governance Committee has not adopted a formal diversity policy, the Company values diversity, in its broadest sense, reflecting, but not limited to, profession, geography, gender, ethnicity, skills and experience. As part of the nomination process, the Company endeavors to have a diverse Board of Directors representing a range of experiences in areas that are relevant to the Company's business and the needs of the Board of Directors from time to time, and the Nominating/Corporate Governance Committee and the Board of Directors considers highly qualified candidates, including women and minorities.

The Nominating/Corporate Governance Committee may identify nominees for election as members of the Board of Directors through its own sources (including through nominations by stockholders made in accordance with the Company's Bylaws), through sources of other directors of the Company, and through the use of third-party search firms. Subject to the foregoing minimum standards, the Nominating/Corporate Governance Committee will evaluate each nominee on a case-by-case basis, assessing each nominee's judgment, experience, independence, understanding of the Company's business or that of other related industries, and such other factors as the Nominating/Corporate Governance Committee concludes are pertinent in light of the current needs of the Company's Board of Directors.

Each member of the Nominating/Corporate Governance Committee is, in the judgment of the Board of Directors, independent as required by the listing standards of the NYSE.

DIRECTOR COMPENSATION

Compensation of non-employee directors is periodically reviewed by the Compensation Committee of the Board of Directors, which makes any recommendations of compensation changes to the entire Board of Directors. Compensation for directors had not been adjusted since 2015 and accordingly, in 2023, the Compensation Committee engaged Ferguson Partners Consulting, L.P. ("FPC"), to review the Company's director compensation compared to its peers. Following review of the information provided by FPC, effective April 1, 2023, the Compensation Committee recommended, and the Board approved, the following related to our non-employee director compensation: (i) an increase to the annual equity grants for each non-employee director from $70,000 to $120,000; (ii) an increase in the annual fee for service as the Chairman of the Board of Directors from $35,000 to $50,000; and (iii) increases to the annual fees for service as a committee member for the Audit Committee from $9,000 to $11,250, for the Compensation Committee from $7,500 to $10,000 and for the Nominating/ Corporate Governance Committee from $6,000 to $7,500. Upon incorporating these increases, the Company provides the following compensation to our non-employee directors in 2023:

- annual cash fees of $70,000 and annual equity grants with a grant date fair value of approximately $120,000;

- annual cash fee of $50,000 for service as the Chairman of the Board of Directors;

- annual cash fee of $25,000 for service as the Lead Independent Director; and

- annual supplemental fee for chair and committee service as set forth in the following table:

Committee	Annual Fee	
	Chair ($)	Member ($)
Audit Committee	30,000	11,250
Compensation Committee	20,000	10,000
Nominating/Corporate Governance Committee	15,000	7,500
Investment Committee	25,000	7,500

Non-employee directors are not entitled to retirement benefits, incentive compensation or perquisites for their service, although they are reimbursed for their out-of-pocket expenses for meeting attendance.

The Company does not pay additional compensation to directors who are also employees of the Company, such as Mr. Baccile, our Chief Executive Officer. Additionally, no fees are paid for attendance at in-person or telephonic meetings of the Board of Directors and its committees. All cash fees payable to our non-employee directors are paid in quarterly installments.

2023 DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash ($)	Stock Awards[1] ($)	Total Compensation ($)
Teresa Bryce Bazemore	99,723	120,007	219,730
Matthew S. Dominski	140,250	120,007	260,257
H. Patrick Hackett, Jr.	121,133	120,007	241,140
Denise A. Olsen	97,378	120,007	217,385
John E. Rau	120,688	120,007	240,695
Marcus L. Smith	92,074	120,007	212,081

---

(1) Represents 2,272 shares of either restricted stock units or Units (as hereinafter defined), at each director's election, granted to each director on May 3, 2023 as compensation for 12 months of board service. All such units vest on the earlier of the first anniversary of the grant date or the Company's next annual stockholder meeting. Amounts are based on the Common Stock price as of the grant date, which was $52.82.

PROPOSAL 2

APPROVAL OF THE 2024 STOCK INCENTIVE PLAN

PROPOSAL

At the Annual Meeting, our stockholders will be asked to approve the 2024 Stock Incentive Plan.

BACKGROUND

At its meeting on February 15, 2024, our Board of Directors adopted the 2024 Stock Incentive Plan and directed that the 2024 Stock Incentive Plan be submitted to the stockholders for their approval. The Board of Directors believes that the adoption of the 2024 Stock Incentive Plan is in the best interests of the stockholders and the Company, because the ability to grant stock-based awards thereunder is an important factor in attracting, motivating and retaining qualified personnel.

The Company is submitting the 2024 Stock Incentive Plan to the stockholders at this time to:

- Replace the Company's current equity compensation plan, the Amended and Restated First Industrial Realty Trust, Inc. 2014 Stock Incentive Plan, as subsequently amended (the "Prior Plan"); and

- Comply with New York Stock Exchange listing requirements, which require stockholder approval.

Adoption of this proposal requires the affirmative vote of a majority of the shares of the Common Stock represented, in person by attending the Annual Meeting via webcast or by proxy, and entitled to vote on the matter at the Annual Meeting. If the 2024 Stock Incentive Plan is not approved by our stockholders at the Annual Meeting, it will not be adopted, and the Company will continue to operate under the Prior Plan until no more shares remain available for issuance thereunder, at which time the Company believes that higher cash compensation may be required to attract and retain key employees and other individuals, which would reduce alignment with stockholder interests.

GRANT PRACTICES AND KEY DATA

The Company engaged the service of an independent compensation consultant to provide analysis to the Company regarding the appropriate number of shares to reserve for issuance pursuant to the 2024 Stock Incentive Plan and to conduct a general review of the 2024 Stock Incentive Plan with respect to current market practices.

Overhang is a commonly used measure to assess the dilutive impact of equity programs such as the 2024 Stock Incentive Plan. Overhang shows how much existing stockholder ownership would be diluted if all outstanding equity-based awards plus all remaining shares available for equity-based awards were introduced into the market. Overhang is equal to the number of equity-award shares currently outstanding plus the number of equity-award shares available to be granted, divided by the total shares of Common Stock outstanding at the end of the year. The additional 2,015,820 shares to be authorized for issuance pursuant to the approval of the 2024 Stock Incentive Plan approval by our stockholders would bring our aggregate fully diluted overhang to approximately 3.48%. The table below provides updated fully diluted overhang data as of the Record Date:

(A) New Shares available for issuance under the 2024 Stock Incentive Plan	2,015,820
(B) Shares and Units underlying outstanding awards under the Prior Plan [1]	1,258,390
(C) Shares remaining available for issuance under the Prior Plan	1,625,790
(D) Total shares authorized for or outstanding under awards (A+B+C)	4,900,000
(E) Total shares and Units [2] outstanding	135,977,963
(F) Fully Diluted Overhang (D/D+E)	3.48 %

(1) Includes 127,635 Performance RSUs, 128,496 Time-Based RSUs, 823,302 Performance Units and 178,957 Time-Based Units.

(2) Units included in this calculation are partnership units of First Industrial, L.P. that can be redeemed or exchanged into shares of First Industrial Realty Trust, Inc. common stock on a one-for-one basis.

2024 STOCK INCENTIVE PLAN HIGHLIGHTS

The 2024 Stock Incentive Plan submitted for approval reflects current practices in equity incentive plans that the Company considers best practices such as:

- *Multiple Award Types*. The 2024 Stock Incentive Plan permits the issuance of restricted stock, restricted stock units, a class of partnership interest of our operating partnership ("LP Units"), stock options and other types of equity-based grants, subject to the share limits of the plan. This breadth of award types will enable the plan administrator to tailor awards in light of the accounting, tax and other standards applicable at the time of grant. Historically, these standards have changed over time.

- *Independent Oversight*. The 2024 Stock Incentive Plan will be administered by the Compensation Committee of the Board of Directors, comprised entirely of independent members of the Board of Directors.

- *No Evergreen Feature*. The number of authorized shares under the 2024 Stock Incentive Plan is fixed at 2,015,820, plus the number of shares remaining for issuance under the Prior Plan as of immediately prior to the effective date of the 2024 Stock Incentive Plan, plus any shares covered under an award under the Prior Plan that otherwise would become available for reuse under the terms of the Prior Plan due to forfeiture, expiration, cancellation or the like, with adjustments for certain corporate transactions, subject to a cap, on an unadjusted basis, of 4,900,000 shares of Common Stock. With reference to the company's historical share usage and understanding of its future needs, an independent compensation consultant conducted an analysis of the equity plan proposal based on current market practices, which included an assessment of the dilutive impact of the new share request. Based on this analysis, the 2,015,820 and 1,625,790 shares from the Prior Plan represent basic dilution of less than three percent, which is well below the limits published by Institutional Shareholder Services, Inc. From and after the receipt of stockholder approval of the 2024 Stock Incentive Plan, no new grants will be made under the Prior Plan. Any shares that become available for reuse under the terms of the Prior Plan award due to forfeiture, cancellation, expiration or the like will become available for issuance under the 2024 Stock Incentive Plan. The Prior Plan does not include an "evergreen" feature that would cause the number of authorized shares to automatically increase in future years.

- *Repricings Prohibited*. Repricing of options and stock appreciation rights ("SARs") generally is prohibited under the 2024 Stock Incentive Plan without prior stockholder approval, with customary exceptions for stock dividends or splits, reorganizations, recapitalizations and similar events.

- *Discount Stock Options and SARs Prohibited*. All options and SARs granted under the 2024 Stock Incentive Plan must have an exercise price equal to or greater than the fair market value of Common Stock on the date the option or SAR is granted.

- *Minimum Vesting Period for Awards*. There is a minimum one-year vesting period for awards granted under the 2024 Stock Incentive Plan that vest based on the completion of a specified period of service; provided, however, that such required period will not apply to five percent of the maximum share reserve or awards to non-employee directors that vest on the earlier of the one year anniversary of the date of grant or the next annual meeting of stockholders that is not be less than 50 weeks after grant.

- *Clawback Policy Implementation*. All awards under the 2024 Stock Incentive Plan will be subject to the Company's clawback policies, as may be in effect from time to time.

SUMMARY OF THE PROVISIONS OF THE 2024 STOCK INCENTIVE PLAN

The following summary of the 2024 Stock Incentive Plan is qualified in its entirety by the specific language of the 2024 Stock Incentive Plan, a copy of which is attached hereto as Appendix A.

General. The purpose of the 2024 Stock Incentive Plan is to encourage and enable the officers, employees and directors of, and service providers to, the Company and its affiliates and subsidiaries, upon whose judgment, initiative and efforts the Company largely depends for the successful conduct of its business, to acquire a proprietary interest in the Company. Approximately 124 employees and all directors of the Company are eligible to participate in the 2024 Stock Incentive Plan. As of the date of stockholder approval of the 2024 Stock Incentive Plan, no additional awards will be granted under the Prior Plan.

The 2024 Stock Incentive Plan provides for the grant of incentive stock options, within the meaning of Code Section 422, to employees of the Company and its subsidiaries and for the grant of restricted stock awards, restricted stock units, LP Units, nonstatutory stock options, stock appreciation rights, performance share awards and dividend equivalents to officers, employees and directors of, and service providers to, the Company and its affiliates and subsidiaries. The Board of Directors has authorized, subject to stockholder approval, 2,015,820 shares of Common Stock for issuance under the 2024 Stock Incentive Plan, plus the number of shares remaining for issuance under the Prior Plan as of immediately prior to the effective date of the 2024 Stock Incentive Plan, plus any shares covered under an award under the Prior Plan that otherwise would become available for reuse under the terms of the Prior Plan due to forfeiture, expiration, cancellation or the like, with adjustments for certain corporate transactions, subject to a cap, on an unadjusted basis, of 4,900,000 shares of Common Stock. The market value of shares of Common Stock was $52.88 per share, based on its closing price as reported on the New York Stock Exchange on the Record Date.

The following additional limits apply to director awards under the 2024 Stock Incentive Plan:

- The maximum number of shares that may be covered by options or SARs that are granted to any one director during any calendar year is 100,000 shares.

- The maximum number of shares that may be covered by stock awards other than options and SARs that are granted to any one director during any calendar year is 100,000 shares.

To the extent permitted pursuant to applicable law, in the event of any reorganization, recapitalization, reclassification, split-up or consolidation of shares of stock, separation (including a spin-off), stock split, dividend on shares of stock payable in capital stock, extraordinary cash dividend, combination or exchange of shares or other similar change in capitalization of the Company, or a merger or consolidation of the Company or sale by the Company of all or a portion of its assets or other similar event, appropriate adjustments will be made to the shares, including the number thereof, subject to the 2024 Stock Incentive Plan and to any outstanding awards. Shares of Common Stock underlying any awards that are forfeited, canceled, reacquired by the Company, satisfied without the issuance of Common Stock or otherwise terminated (other than by exercise) will be added back to the shares of Common Stock available for issuance under the 2024 Stock Incentive Plan.

Reuse of Shares. For purposes of determining the number of shares of Common Stock remaining for issuance under the 2024 Stock Incentive Plan, the shares of Common Stock underlying any awards that are forfeited, canceled, reacquired by the Company, satisfied without the issuance of Common Stock or otherwise terminated shall not be deemed to have been issued and shall be added back to the shares of Common Stock available for issuance under the 2024 Stock Incentive Plan; *provided, however,* that any shares either tendered to pay the exercise price of an award, or withheld for taxes by the Company will not be available for future issuance under the 2024 Stock Incentive Plan.

Administration. The 2024 Stock Incentive Plan will be administered by the Compensation Committee of the Board of Directors of the Company. Subject to the provisions of the 2024 Stock Incentive Plan, the Compensation Committee will determine the persons to whom grants of awards are to be made, the number of shares of Common Stock to be covered by each grant and all other terms and conditions of the grant. If an option is granted, the Compensation Committee will determine whether the option is an incentive stock option or a nonstatutory stock option, the option's term, vesting and exercisability, and the other terms and conditions of the grant. The Compensation Committee will also determine the terms and conditions of SARs, restricted stock awards, restricted stock unit awards, LP Unit awards, performance share awards and dividend equivalents. The Compensation Committee will have the responsibility to interpret the 2024 Stock Incentive Plan and to make determinations with respect to all awards granted under the 2024 Stock Incentive Plan. All determinations of the Compensation Committee will be binding on all persons, including the Company and plan participants and other beneficiaries under the 2024 Stock Incentive Plan. The costs and expenses of administering the 2024 Stock Incentive Plan will be borne by the Company.

Each member of the Compensation Committee and the Board of Directors and each Company employee delegated authority under the 2024 Stock Incentive Plan will be indemnified and held harmless by the Company against and from any losses incurred in connection with any claim, action, suit or proceeding to which he or she is involved by reason of his or her actions or omissions under the 2024 Stock Incentive Plan. The Company generally will be provided an opportunity to handle and defend the claim before the indemnified party undertakes to handle it on his or her own behalf.

Eligibility. Participants in the 2024 Stock Incentive Plan will be directors and the full and part-time officers and other employees of, and service providers to, the Company and its affiliates and subsidiaries who are responsible for or contribute to the management, growth or profitability of the Company and its affiliates and subsidiaries, and who are selected from time to time by the Compensation Committee, in its sole discretion.

Terms and Conditions of Option Grants. Each option granted under the 2024 Stock Incentive Plan will be evidenced by a written agreement in a form that the Compensation Committee may from time to time approve, will be subject to the terms and conditions of the 2024 Stock Incentive Plan and may contain such additional terms and conditions, not inconsistent with the terms of the 2024 Stock Incentive Plan, as may be determined by the Compensation Committee. The per share exercise price of an option may not be less than 100% of the fair market value of a share of Common Stock on the date of the option's grant and the term of any option will expire no later than the 10th anniversary of the date of the option's grant. No incentive stock option may be granted after the 10th anniversary of the earlier of the date the Company adopted the 2024 Stock Incentive Plan and the date our stockholders approve of the 2024 Stock Incentive Plan. In addition, the per share exercise price of any incentive stock option granted to a person who at the time of the grant owns stock possessing more than 10% of the total combined voting power or value of all classes of stock of the Company must be at least 110% of the fair market value of a share of the Common Stock on the date of grant and the option must expire no later than five years after the date of its grant. Generally, options may be exercised by the payment by the optionee or the optionee's broker of the exercise price in cash, certified check or wire transfer, through a net exercise or, subject to the approval of the Compensation Committee, through the tender of shares of the Common Stock owned by the optionee having a fair market value not less than the exercise price. Options granted under the 2024 Stock Incentive Plan will become exercisable at such times as may be specified by the Compensation Committee, subject to various limitations on exercisability in the event the optionee's employment or service with the Company terminates. Options are generally nontransferable by the optionee other than by will or by the laws of descent and distribution and are exercisable during the optionee's lifetime only by the optionee, except that non-qualified options may be transferred to one or more members of the optionee's immediate family, to certain entities for the benefit of the optionee's immediate family members or pursuant to a certified domestic relations order.

Terms and Conditions of Other Awards. Each SAR, restricted stock award, restricted stock unit award, LP Unit award and performance share award made under the 2024 Stock Incentive Plan will be evidenced by a written agreement in a form and containing such terms, restrictions and conditions as may be determined by the Compensation Committee, consistent with the requirements of the 2024 Stock Incentive Plan. A SAR may be granted separately or in conjunction with the grant of an option and must be exercised within 10 years after the SAR is granted.

SAR awards, restricted stock awards, restricted stock unit awards, LP Unit awards, performance share awards and dividend equivalents are generally nontransferable, except that SARs may be transferred pursuant to a certified domestic relations order and may be exercised by the executor, administrator or personal representative of a deceased participant within six months of the death of the participant.

Change of Control Provisions. "Change of Control" generally means the occurrence of any one of the following events:

(1) Any "person", as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than the Company, any of its subsidiaries, any trustee, fiduciary or other person or entity holding securities under any employee benefit plan of the Company or any of its subsidiaries), together with all "affiliates" and "associates" (as such terms are defined in Rule 12b-2 of the Exchange Act) of such person, becomes the "beneficial owner" (as such term is defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing 40% or more of either (A) the combined voting power of the Company's then outstanding securities having the right to vote in an election of the Board of Directors ("Voting Securities") or (B) the then outstanding shares of Common Stock (in either such case other than as result of acquisition of securities directly from the Company); or

(2) Persons who, as of the effective date of the 2024 Stock Incentive Plan, constitute the Board of Directors (the "Incumbent Directors") cease for any reason, including without limitation, as a result of a tender offer, proxy contest, merger or similar transaction, to constitute at least a majority of the Board of Directors, provided that any person becoming a director of the Company subsequent to the effective date of the 2024 Stock Incentive Plan whose election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors will, for purposes of the 2024 Stock Incentive Plan, be considered an Incumbent Director; or

(3) The consummation of: (A) any consolidation or merger of the Company or First Industrial, L.P. where the stockholders of the Company, immediately prior to the consolidation or merger, would not, immediately after the consolidation or merger, beneficially own (as such term is defined in Rule 13d-3 of the Exchange Act), directly or indirectly, shares representing in the aggregate 50% or more of the voting stock of the corporation issuing cash or securities in the consolidation or merger (or of its ultimate parent corporation, if any), (B) any sale, lease, exchange or other transfer (in one transaction or a series of transactions contemplated or arranged by any party as a single plan) of all or substantially all of the assets of the Company or (C) any plan or proposal for the liquidation or dissolution of the Company.

A "Change of Control" will not be deemed to have occurred for purposes of the foregoing clause (1) solely as the result of an acquisition of securities by the Company that, by reducing the number of shares of Common Stock or other Voting Securities outstanding, increases (A) the proportionate number of shares of Common Stock beneficially owned by any person to 40% or more of the shares of Common Stock then outstanding or (B) the proportionate voting power represented by the Voting Securities beneficially owned by any person to 40% or more of the combined voting power of all then outstanding Voting Securities; provided that if any person referred to in clause (A) or (B) of this sentence thereafter becomes the beneficial owner of any additional shares of Common Stock or other Voting Securities (other than pursuant to a stock split, stock dividend or similar transaction), then a "Change of Control" will be deemed to have occurred for purposes of the foregoing clause (1). In the event that any award under the 2024 Stock Incentive Plan constitutes deferred compensation, and the settlement of, or distribution of benefits under such award is to be triggered by a Change of Control, then such settlement or distribution will be subject to the event constituting the Change of Control also constituting a "change in control event" for purposes of Code Section 409A.

In general, upon the occurrence of a Change of Control, options and SARs automatically will become fully exercisable and restrictions and conditions on restricted stock awards, restricted stock unit awards, LP Unit awards, and dividend equivalents automatically will be deemed waived, and performance-based stock or LP Unit awards, and their respective dividend equivalents, shall be waived, assuming maximum attained performance.

Amendment and Termination of the 2024 Stock Incentive Plan. The Board of Directors may at any time amend or discontinue the 2024 Stock Incentive Plan and the Compensation Committee may at any time amend or cancel any outstanding award, but no such action may adversely affect rights under any outstanding award without the holder's consent. Except in the event of changes in the capitalization of the Company or other similar events, no amendment to any outstanding award under the 2024 Stock Incentive Plan may, without stockholder approval: (1) materially increase the benefits to participants; (2) materially increase the number of shares of Common Stock available under the plan; or (3) materially modify the requirements for participating in the plan.

Clawback Policy. All awards, amounts and benefits received under the 2024 Stock Incentive Plan will be subject to potential cancellation, recoupment, rescission, payback or other similar action in accordance with the terms of the Company's clawback policies, as may be in effect from time to time, or any applicable law.

SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE 2024 STOCK INCENTIVE PLAN

The following discussion generally summarizes the principal U.S. federal income tax consequences of the 2024 Stock Incentive Plan. This discussion is based on current provisions of the Internal Revenue Code, the regulations promulgated thereunder and administrative and judicial interpretations thereof as in effect on the date hereof. The summary does not address any foreign, state or local tax consequences of participation in the 2024 Stock Incentive Plan. The company suggests that participants consult with their individual tax advisors to determine the applicability of the tax rules to the awards granted to them in their personal circumstances.

Stock Options. In general, the grant of an option will not be a taxable event to the recipient, and it will not result in a deduction to the Company. The tax consequences associated with the exercise of an option and the subsequent disposition of shares of Common Stock acquired on the exercise of such option depend on whether the option is an incentive stock option or a nonqualified stock option.

Upon the exercise of a nonqualified stock option, the participant will recognize ordinary taxable income equal to the excess of the fair market value of the shares of Common Stock received upon exercise over the exercise price. The Company will be able to claim a deduction in an equivalent amount. Any gain or loss upon a subsequent sale or exchange of the shares of Common Stock will be capital gain or loss, long-term or short-term, depending on the holding period for the shares of Common Stock.

A participant will not recognize ordinary taxable income at the time of exercise of an incentive stock option and no deduction will be available to the Company, provided the option is exercised while the participant is an employee or within three months following termination of employment (longer, in the case of termination of employment by reason of disability or death). If an incentive stock option granted under the 2024 Stock Incentive Plan is exercised after these periods, the exercise will be treated for federal income tax purposes as the exercise of a nonqualified stock option. Also, an incentive stock option granted under the 2024 Stock Incentive Plan will be treated as a nonqualified stock option to the extent it (together with any other incentive stock options granted under other plans of the Company and/or its affiliates) first becomes exercisable in any calendar year for shares of Common Stock having a fair market value, determined as of the date of grant, in excess of $100,000.

Although the exercise of an incentive stock option as described above would not produce ordinary taxable income to the participant, it would result in an increase in the participant's alternative minimum taxable income and may result in an alternative minimum tax liability.

If shares of Common Stock acquired upon exercise of an incentive stock option are sold or exchanged more than one year after the date of exercise and more than two years after the date of grant of the option, any gain or loss will be long-term capital gain or loss. If shares of Common Stock acquired upon exercise of an incentive stock option are disposed of prior to the expiration of either of these holding periods (a "Disqualifying Disposition"), the participant will recognize ordinary income at the time of disposition, and the Company will be able to claim a deduction, in an amount equal to the excess of the fair market value of the shares of Common Stock at the date of exercise over the exercise price. Any additional gain will be treated as capital gain, long-term or short-term, depending on how long the shares of Common Stock have been held. Where shares of Common Stock are sold or exchanged in a Disqualifying Disposition (other than certain related party transactions) for an amount less than their fair market value at the date of exercise, any ordinary income recognized in connection with the Disqualifying Disposition will be limited to the amount of gain, if any, recognized in the sale or exchange, and any loss will be a long-term or short-term capital loss, depending on how long the shares of Common Stock have been held.

Restricted Stock. In general, a participant who receives shares of restricted stock will recognize ordinary income at the time the restrictions lapse. The amount of ordinary income so recognized will be the fair market value of the Common Stock at the time the income is recognized, determined without regard to any restrictions other than restrictions that by their terms will never lapse. This amount is deductible for federal income tax purposes by the Company. Dividends paid with respect to unvested restricted stock will be ordinary compensation income to the participant (and deductible by the Company). Any gain or loss upon a subsequent sale or exchange of the shares of Common Stock, measured by the difference between the sale price and the fair market value on the date restrictions lapse, will be capital gain or loss, long-term or short-term, depending on the holding period for the shares of Common Stock. The holding period for this purpose will begin on the date following the date restrictions lapse.

In lieu of the treatment described above, a participant may elect immediate recognition of income under Code Section 83(b). In such event, the participant will recognize as income the fair market value of the restricted stock at the time of grant (determined without regard to any restrictions other than restrictions that by their terms will never lapse), and the Company will be entitled to a corresponding deduction. Dividends paid with respect to shares as to which a proper Code Section 83(b) election has been made will not be deductible to the Company. If a Code Section 83(b) election is made and the restricted stock is subsequently forfeited, the participant will not be entitled to any offsetting tax deduction.

Restricted Stock Units. In general, the grant of restricted stock units will not be a taxable event to the recipient and it will not result in a deduction to the Company. When the restrictions applicable to the restricted stock units lapse, and the awards are settled, a participant will recognize ordinary income at that time. The amount of ordinary income so recognized will be the fair market value of the Common Stock at the time the income is recognized, determined without regard to any restrictions other than restrictions that by their terms will never lapse. This amount is deductible for federal income tax purposes by the Company. Any gain or loss upon a subsequent sale or exchange of the shares of Common Stock, measured by the difference between the sale price and the fair market value on the date restrictions lapse, will be capital gain or loss, long-term or short-term, depending on the holding period for the shares of Common Stock. The holding period for this purpose will begin on the date following the date restrictions lapse.

LP Units. LP Units are intended to meet the requirements of certain Internal Revenue Service (the "Service") "safe harbor" revenue procedures with respect to "profits interests," although such treatment cannot be assured. In addition to requiring the LP Units to have no "liquidation value" at the time of grant, the safe harbor requirements include, but are not limited to, that the LP Unit (i) not be disposed of or transferred by the recipient within two years of grant, (ii) not be issued by a publicly traded partnership and (iii) not relate to a substantially certain and predictable stream of income from partnership assets. Assuming the LP Units meet the safe harbor requirements, LP Units may be valued at the time of award using a "liquidation value" approach and the making of, or failure to make, an election under Code Section 83(b) in respect of such LP Units would not affect the tax treatment of the LP Units. Because LP Units are entitled to the balance of their book capital account only on a liquidation of the Operating Partnership and, at the time an LP Unit is awarded, such balance is $0 (plus any capital contribution made in connection with the grant of such LP Units, if any), for tax purposes the liquidation value of an LP Unit at the time of issuance would be $0.

If the LP Units meet the profits interest safe harbor requirements, a recipient of such LP Units generally will not recognize taxable income in connection with either the issuance or the vesting of LP Units. Upon the disposition of safe harbored LP Units held for more than three years, a recipient generally will recognize long-term capital gain or loss equal to the difference between (i) the amount realized in the transaction (which shall include the reduction, if any, of the recipient's share of the Operating Partnership's liabilities resulting from the disposition), and (ii) the recipient's tax basis in the LP Units being transferred, which shall be adjusted for the Operating Partnership's income, gain, loss or deduction for the taxable year of disposition.

A conversion of LP Units into common units of the Operating Partnership will not be considered a disposition, and therefore taxable gain or loss would not be recognized upon conversion of LP Units. However, the redemption of common units received upon conversion of LP Units into shares of Common Stock or for cash, respectively, will be considered a taxable disposition.

A recipient of LP Units will be taxed as a limited partner of the Operating Partnership under the tax rules applicable to partnerships generally. Unless otherwise provided in an award agreement, a recipient of LP Units would begin participating in the income, profits and distributions of the Operating Partnership immediately upon issuance of such LP Units, regardless of whether such LP Units are vested and regardless of the book capital account balance associated with such LP Units and would be taxed on the ordinary income and capital gains of the Operating Partnership. A limited partner's tax liability (aside from gains from disposing of common units) is generally based on the limited partner's share of such items, rather than the amount of cash distributions. Distributions generally are not separately taxable unless the distributions in a year exceed the limited partner's share of Operating Partnership net taxable income and gains and the limited partner's tax basis in his or her partnership interest (which may include a share of Operating Partnership liabilities).

An LP Unit holder's ordinary taxable income of the Operating Partnership generally will be based on the sharing percentage established for such LP Units, whether or not the Operating Partnership makes distributions. Generally, a non-corporate taxpayer is eligible for up to a 20% deduction against such non-corporate taxpayer's "qualified business income" from pass-through entities, including partnerships such as the Operating Partnership, for taxable years beginning after December 31, 2017 and before January 1, 2026. While the Operating Partnership's operating income is expected to include a significant amount of "qualified business income," there are no assurances as to the amount of the Operating Partnership's operating income that will so qualify, or whether any operating income will qualify. Furthermore, there are complicated rules governing the deduction, which could significantly limit the actual amount of the deduction. In particular, the amount of the deduction may be limited based on the Operating Partnership's "W-2 wages" and/or the basis of certain depreciable property held by the Operating Partnership. A similar 20% deduction (but without these limitations) applies to "qualified REIT dividends" (generally ordinary dividends). To the extent the Operating Partnership holds a portion of its assets through subsidiary REITs, a portion of the Operating Partnership's income may qualify for the 20% deduction regardless of the limitations.

As a REIT, the Company is required to distribute at least 90% of its taxable ordinary income each year to its stockholders and currently expects to distribute at least 100% of its taxable ordinary income each year. Since limited partners receive distributions from the Operating Partnership on a per common unit basis in the same amount as distributions stockholders receive from the Company on a per share basis, an LP Unit holder should generally expect to receive cash distributions (and allocations of ordinary income) each year that the Company has taxable ordinary income for such year and except to the extent the Company is permitted (and elects) to satisfy its distribution requirement utilizing a taxable stock dividend. However, there are differences in the manner in which the taxable ordinary income is calculated for the Company as compared to the Operating Partnership. As a result, an LP Unit holder should not necessarily expect to receive distributions each year that are equal to or greater than the ordinary income allocated with respect to such LP Units for such year.

Allocations of capital gains of the Operating Partnership are generally allocated to the partners based on prior allocations of book gain or, to the extent of gains occurring between book-up events, in the same manner as ordinary income. An LP Unit holder will generally not be allocated taxable gain associated with appreciation in value occurring prior to the issuance of the LP Units that has not yet been realized. An LP Unit holder generally will be allocated a share of taxable gain associated with appreciation in value occurring subsequent to the issuance of the LP Units, based on the then sharing percentage for such LP Units. However, if (1) a book-up event has occurred in which the LP Unit holder were allocated a disproportionate share of the Operating Partnership's book gain in order to build the book capital account balance associated with such LP Units and (2) after the book-up event, the Operating Partnership sells one or more of those booked up assets in a taxable transaction, then the LP Unit holder will be allocated an increased portion of the taxable gain recognized in the transaction to reflect the disproportionate share of the book gain attributable to that asset that was previously allocated to the LP Unit holder. In this event, an LP Unit holder's share of the taxable gain may exceed the share of cash proceeds that may be distributed to him or her, and it is even possible that such LP Unit holder's tax liability will exceed the cash distributed. In that event, an LP Unit holder would be required to fund the related tax payments other than from the distributions on the LP Units. Capital gains allocated to an LP Unit holder will generally be taxed at the applicable capital gains rates, although capital gains allocated to carried interest from capital assets held for three years or less will be treated as short-term capital gain, which is taxed at ordinary income rates and is not eligible for the 20% pass through deduction, and capital gain on the sale or disposition of the carried interest itself also will be treated as short term capital gain to the extent the LP Unit holder has not held the interest for more than three years. Capital gains allocated to an LP Unit holder are not eligible for the 20% pass-through deduction that may apply to the Operating Partnership's operating income.

As noted above, assuming the LP Units meet the "safe harbor" revenue procedures with respect to "profits interests," LP Units would be permitted to be valued at the time of award using a "liquidation value" approach. In addition, the making of, or failure to make, a Section 83(b) election in respect of such LP Units would not affect the tax treatment of the LP Units under current law. If the Service successfully asserted that the LP Units did not meet all of the safe harbor requirements to qualify as a "profits interest," then the tax treatment of the LP Units would not be clear and could vary based on whether or not the recipient made a Section 83(b) election in respect of such LP Units. In general, if an individual makes a Section 83(b) election with respect to property that he or she receives in exchange for services that remains subject to a substantial risk of forfeiture (e.g., vesting based on continued employment or a service relationship) and, in the case of a partnership interest, such partnership interest does not qualify as a profits interest under the Service safe harbor, such individual would recognize compensation income at the time of grant in an amount equal to the excess of the value of the property at that time, without taking into account the risk of forfeiture, over the amount such individual paid, if anything, for such property and would not recognize any additional taxable income upon the lapse of the risk of forfeiture (e.g., upon vesting). However, in the event that an individual forfeits the property (e.g., it does not vest), such individual would not be able to recognize a loss in excess of the amount, if any, that he or she paid for such property at the time of grant or otherwise recoup the taxes that he or she paid upon grant based on the full value of such property at that time. If an individual does not make a Section 83(b) election with respect to such property, and such property is not a partnership interest that qualifies as a "profits interest", then such individual would not recognize taxable income upon the grant of such property, but would recognize taxable income upon the lapse of the risk of forfeiture (e.g., upon vesting) based on the excess of the value of the property at that time over the amount paid, if anything, for such property. If the Service successfully asserted that the LP Units did not meet all of the safe harbor requirements to qualify as a "profits interest," it is unclear what the value of the LP Units would be upon grant, but this value could be substantially in excess of the liquidation value (i.e., $0) at that time. In addition, regardless of whether a recipient made a Section 83(b) election with respect to his or her LP Units, if the Service successfully challenged the treatment of the LP Units as profits interests, her or she could become subject to additional interest and penalties with respect to any taxes owed in connection with the issuance or vesting, as applicable, of, and distributions on, such LP Units.

Stock Appreciation Rights and Other Awards. In general, with respect to SARs and other awards under the 2024 Stock Incentive Plan not described above, when a participant receives payment with respect to an award granted to him or her under the 2024 Stock Incentive Plan, the amount of cash and the fair market value of any other property received will be ordinary income to such participant and will be allowed as a deduction for federal income tax purposes to the Company.

Payment of Withholding Taxes. The Company may withhold amounts from participants to satisfy withholding tax requirements. Except as otherwise provided by the Compensation Committee, participants may have shares withheld from awards or may tender previously owned shares to the Company to satisfy tax withholding requirements. The shares withheld from awards may not be used to satisfy more than the maximum individual statutory tax rate for each applicable jurisdiction or such lesser amount established by the Company.

Special Rules. Certain special rules apply if the exercise price for an option is paid in shares previously owned by the optionee rather than in cash.

Limitation on Deductibility. Code Section 162(m) generally limits the deductible amount of annual compensation paid by a public company to certain "covered employees" (the chief executive officer, chief financial officer and three other most highly compensated executive officers of the Company and those previously considered a covered employee for years following December 31, 2017) to no more than $1 million.

Preservation of REIT Status. The 2024 Stock Incentive Plan shall be interpreted and construed in a manner consistent with the Company's status as a REIT, and no award shall be granted, vested, exercised, or settled if the Compensation Committee determines that such action could impair the Company's status as a REIT.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information regarding the Company's equity compensation plans under which equity securities are authorized for issuance to Company employees or non-employees, including directors, as of December 31, 2023.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1]	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Further Issuance Under Equity Compensations Plans
Equity Compensation Plans Approved by Security Holders	1,226,825	$ —	1,967,403
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	1,226,825	$ —	1,967,403

(1) Includes 1,226,825 shares of Common Stock and Units that may be issued pursuant to outstanding Time-Based RSU, Time-Based Unit, Performance Unit, and Performance RSU awards under the Prior Plan. The number of shares of Common Stock and Units that may be issued pursuant to outstanding unearned Performance RSU and Performance Unit awards reflects the maximum payout. For additional information about how Performance RSU and Performance Unit awards are earned, see "Compensation Discussion and Analysis – Long-Term Incentive Program Awards" on page 33.

Adoption of this proposal requires the affirmative vote of a majority of the shares of the Common Stock represented, in person or by proxy, and entitled to vote on the matter at the Annual Meeting.

 **Our Board of Directors unanimously recommends that our stockholders vote FOR the approval of the 2024 Stock Incentive Plan.**

PROPOSAL 3

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Pursuant to Section 14A of the Exchange Act, our stockholders are entitled to vote to approve, on an advisory or non-binding basis, the compensation of our Named Executive Officers as disclosed in this Proxy Statement in accordance with SEC rules.

The Board of Directors believes that its executive compensation program serves the best interests of the Company's stockholders by not only attracting and retaining talented, capable individuals, but also providing them with proper incentives linked to performance criteria that are designed to maximize the Company's overall performance. To this end, the Company's compensation program consists of a mix of compensation that is intended to compensate the Named Executive Officers for their contributions during the year and to reward them for achievements that lead to increased Company performance and increases in stockholder value. Please refer to "Compensation Discussion and Analysis" for a discussion of the compensation of our Named Executive Officers.

We are asking for stockholder approval of the compensation of our Named Executive Officers as disclosed in this Proxy Statement in accordance with SEC rules, which disclosures include those under "Compensation Discussion and Analysis," the compensation tables, and the narrative discussion following the compensation tables. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our Named Executive Officers and the policies and practices described in this Proxy Statement.

This vote is advisory and therefore not binding on the Company, the Compensation Committee or the Board of Directors. The Board of Directors and the Compensation Committee value the opinions of the Company's stockholders and to the extent there is any significant vote against the compensation of our Named Executive Officers as disclosed in this Proxy Statement, we will consider those stockholders' concerns, and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

Accordingly, we ask our stockholders to vote on the following resolution at the Annual Meeting:

> "RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in the Company's Proxy Statement for the 2024 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission under 'Compensation Discussion and Analysis' and the compensation tables and the narrative discussion following the compensation tables."

The affirmative vote of the holders of a majority of the votes cast with a quorum present at the Annual Meeting is required for advisory approval of this proposal.

 **The Board of Directors recommends an advisory vote FOR the approval of the compensation of the Named Executive Officers as disclosed in this Proxy Statement.**

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

With respect to our fiscal year 2023, First Industrial Realty Trust, Inc.'s executive officers are as follows:

Name	Position	Age
Peter E. Baccile	President and Chief Executive Officer	62
Johannson L. Yap	Chief Investment Officer and Executive Vice President - West Region	61
Scott A. Musil	Chief Financial Officer	56
Peter O. Schultz	Executive Vice President - East Region	61
Jennifer E. Matthews Rice	General Counsel and Secretary	53

The following section sets forth certain background information regarding those persons currently serving as executive officers of First Industrial Realty Trust, Inc., excluding Peter E. Baccile, who is described on page 4 under the heading "Information Regarding the Director Nominees."



Johannson L. Yap

Age 61

Johannson L. Yap has been the Chief Investment Officer of the Company since February 1997 and Executive Vice President – West Region since March 2009. From April 1994 to February 1997, he served as Senior Vice President – Acquisitions of the Company. Prior to joining the Company, Mr. Yap joined The Shidler Group, a former affiliate of the Company, in 1988 as an acquisitions associate, and became Vice President in 1991, with responsibility for acquisitions, property management, leasing, project financing, sales and construction management functions. His professional affiliations include Urban Land Institute and Nareit, and he serves as a member of both the Board of Advisors for the James Graaskamp Center for Real Estate at the University of Wisconsin and the Advisory Board of the Kelley School of Business of the University of Indiana, Center for Real Estate Studies.



Scott A. Musil

Age 56

Scott A. Musil has been Chief Financial Officer of the Company since March 2011. He served as acting Chief Financial Officer of the Company from December 2008 to March 2011. Mr. Musil also has served as Senior Vice President of the Company since March 2001, Treasurer of the Company since May 2002 and Assistant Secretary of the Company since August 2014. Mr. Musil previously served as Controller of the Company from December 1995 to March 2012, Assistant Secretary of the Company from May 1996 to March 2012 and July 2012 to May 2014, Vice President of the Company from May 1998 to March 2001, Chief Accounting Officer from March 2006 to May 2013 and Secretary from March 2012 to July 2012 and May 2014 to August 2014. Prior to joining the Company, he served in various capacities with Arthur Andersen & Company. From May 2017 through March 2019, Mr. Musil served as a director and the chair of the audit committee of HC Government Realty Trust, Inc., a public real estate investment trust focused on federally-leased, single tenant properties. Mr. Musil is a non-practicing certified public accountant. His professional affiliations include the American Institute of Certified Public Accountants and Nareit.

<table>
<tr>
<td>

Peter O. Schultz

Age 61

</td>
<td></td>
<td>

Peter O. Schultz has been Executive Vice President – East Region of the Company since March 2009. From January 2009 to March 2009 he served as Senior Vice President – Portfolio Management of the Company. From November 2007 to December 2008, he served as a Managing Director of the Company, with responsibility for the Company's East Region. From September 2004 to November 2007, he served as a Vice President – Leasing of the Company, with responsibility for the Company's leasing team and asset management

</td>
</tr>
</table>

plan implementation in the East Region. From January 2001 to September 2004, he served as a Senior Regional Director of the Company, with responsibility for the Company's portfolio in Eastern Pennsylvania and Southern New Jersey. From March 1998 to December 2000, he served as a Regional Director of the Company, with responsibility for the Company's portfolio in Eastern Pennsylvania. Prior to joining the Company, Mr. Schultz served as President and Managing Partner of PBS Properties, Inc. from November 1990 to March 1998, prior to which time he was Director of Marketing and Sales for the Pickering Group and Morgantown Properties. His professional affiliations include the National Association of Industrial and Office Properties.

<table>
<tr>
<td>

Jennifer E. Matthews Rice

Age 53

</td>
<td></td>
<td>

Jennifer E. Matthews Rice has been General Counsel and Secretary of the Company since November 2019. Prior to joining the Company, Ms. Matthews Rice served as Senior Vice President, General Counsel and Secretary of Brandywine Realty Trust (NYSE: BDN) from March 2017 to November 2019, Vice President of Legal Affairs, Interim General Counsel and Secretary from April 2016 to March 2017 and Counsel from October 2012 to March 2016. Ms. Matthews Rice also served as Real Estate Counsel for Exeter Property Group from August

</td>
</tr>
</table>

2008 to October 2012 and in several capacities, including General Counsel and Secretary, with Preferred Unlimited, Inc. from February 2004 to July 2008. Prior to that, Ms. Matthews Rice was an attorney in the real estate department of Ballard Spahr Andrews & Ingersoll, LLP. Ms. Rice clerked for the Honorable Ronald D. Castille of the Pennsylvania Supreme Court. She is a graduate of Temple University School of Law and received her Bachelor of Arts from Franklin & Marshall College. She is a member of the National Association of Industrial and Office Properties, the Corporate Governance Council of Nareit, and The Real Estate Roundtable, where she is a member of the Sustainability Policy Advisory Committee. She is barred in Illinois and Pennsylvania.

COMPENSATION DISCUSSION AND ANALYSIS

2023 ACCOMPLISHMENTS

2023 was a successful year for the Company, as we delivered strong operating results and continued our investment for future growth. We continued to execute our strategy: driving long-term cash flow growth and value for stockholders through leasing including increasing rents on new and renewal leases, enhancing our portfolio through developing, acquiring and selling select properties, and maintaining our strong balance sheet.

Decisions by the Board of Directors on executive compensation are reflective of the Company's strong performance during the year, including:

- Achieved two portfolio management targets established at our 2020 Investor Day:
  - Reaching the 95% target for percentage of rental income derived from our 15 target markets; and
  - Deriving 57% of rental revenue from coastal oriented markets, exceeding the 55% high end of the target range.
- Maintaining high levels of portfolio occupancy, ending the year at 95.5% occupied in our in-service portfolio.
- Growing cash rental rates on new and renewal leasing by 58.3%, the highest annual result for this metric in the Company's history.
- Growing cash same store net operating year income by 8.4%[1].
- Growing our Common Stock dividend by 8.5% in 2023 and increasing the first quarter 2024 dividend to $0.37 per share/unit, a 15.6% increase from 2023 on an annualized basis.
- Placing in service 13 development properties, totaling 2.8 million square feet, with an estimated total investment of approximately $355 million, comprised of four buildings in South Florida, three buildings in Central Florida, two buildings in Denver, and one building each in Central/Eastern Pennsylvania, Chicago, Nashville, and Seattle.
- Acquiring six development sites totaling 239 acres for a total investment of $81 million.
- Acquiring four industrial properties totaling 0.2 million square feet for an aggregate purchase price of $44 million.
- Selling 11 properties totaling 1.0 million square feet plus two land parcels for a total of $125 million.

(1) Same store NOI growth excludes $1.4 million of insurance settlement gain recognized during the twelve months ended December 31, 2022.

OBJECTIVES AND DESIGN OF COMPENSATION PROGRAMS

The Company maintains the philosophy that compensation of its executive officers and other employees should serve the best interests of the Company's stockholders. Accordingly, the Company believes that its executive compensation program should not only serve to attract and retain talented and capable individuals but should also provide them with proper incentives linked to performance criteria that are designed to maximize the Company's overall performance. To this end, the Company's compensation program consists of a mix of compensation that is intended to compensate executive officers for their contributions during the year and to reward them for achievements that lead to increased Company performance and increases in stockholder value over the long term.

What We Pay and Why

Following is a summary of (a) the Compensation Committee's objectives for the compensation of our Named Executive Officers and (b) how the Compensation Committee believes its decisions on executive officer compensation achieve the stated objectives:

OBJECTIVES
• Reward performance and initiative
• Attract, retain, and reward executive officers who have the motivation, experience, and skills to continue our track record of profitability, growth and attractive total shareholder return
• Be competitive with other REITs and private companies viewed as competitors for executive talent
• Link compensation with enhancing stockholder value
• Reward for short-term and long-term successes
• Manage institutional risk

HOW OBJECTIVES ACCOMPLISHED

- While we do not employ a formula, base salary generally comprises a minority portion of each Named Executive Officer's total target pay.
- A significant portion of each Named Executive Officer's total target compensation is structured as performance-based compensation using a combination of annual cash bonus, with appropriate caps on those payouts, and long-term incentive equity awards.
- We utilize a variety of objective performance goals that we consider key drivers of value creation to minimize the potential risk associated with over-weighting any particular performance measure. Goals have historically included funds from operations, same store net operating income growth, fixed charge coverage ratio and discretionary objectives.
- The ultimate value of performance-based long-term incentive equity awards is dependent on the Company's total shareholder return as compared to both a REIT index and a select peer group. We think using both performance measures, together with time-based equity awards, provides a balanced approach that compensates for performance but does not motivate excessive risk taking.

THE EXECUTIVE COMPENSATION PROCESS AND THE ROLE OF EXECUTIVE OFFICERS IN COMPENSATION DECISIONS

The Compensation Committee has the overall responsibility for approving and evaluating the compensation plans, policies and programs relating to the executive officers of the Company. The Compensation Committee typically formulates compensation beginning in November of the prior fiscal year and continuing through the first quarter of the applicable fiscal year, by setting salaries and, if applicable, maximum bonuses for the Company's employees, including those named executive officers listed in the Summary Compensation Table on page 39 (the "Named Executive Officers"). Also, typically in the first quarter of the applicable fiscal year, the Compensation Committee adopts, and the full Board of Directors ratifies, the performance criteria to be used for that year in determining the incentive compensation of the Company's employees, including the Named Executive Officers, other than those covered by separate plans or agreements. Then, after the end of the applicable fiscal year, the Compensation Committee meets to determine incentive compensation to be paid to the Company's employees, including the Named Executive Officers, with respect to the year just ended, pursuant to the performance criteria or, as applicable, pursuant to separate plans or agreements. In accordance with such determination, the Committee approves cash bonuses and equity awards.

During the fourth quarter of the previous fiscal year, our Chief Executive Officer meets with the Compensation Committee to present and discuss recommendations with respect to the applicable fiscal year's salaries and maximum bonuses for the Named Executive Officers, other than himself. Also, in the first quarter of each year, our Chief Executive Officer meets with the Compensation Committee to present and discuss recommendations with respect to incentive compensation for the year just ended. Our Chief Executive Officer does not participate in any decisions or determinations with respect to his own compensation.

Periodically, although not every year, the Company and the Compensation Committee engage the services of outside consultants to evaluate the Company's executive compensation programs. Consistent with SEC rules, prior to any such engagement, the Company will assess any potential conflicts of interest the advisor may have that may negatively impact their independence to determine whether the retention of any compensation consultant to advise the Compensation Committee on executive compensation matters will create a conflict of interest.

In 2023, FPC was retained to provide certain compensation-related services with respect to director compensation. Consistent with SEC rules, the Company assessed whether the work of FPC raised any conflict of interest and determined that the retention of FPC to advise the Compensation Committee concerning executive compensation matters did not create a conflict of interest. Neither the Compensation Committee nor the Company has any other professional relationship with FPC, although an affiliate of FPC periodically provides recruitment services to the Company. In 2023, FPC was paid $17,500 for its compensation-related services. The Compensation Committee retains the discretion to work again with FPC or an alternative compensation consultant to review our executive compensation program. In addition to the foregoing, the Company engaged the services of an independent compensation consultant to assist with the design elements of the 2024 Stock Incentive Plan and to determine the appropriate number of new shares to reserve for issuance under the plan.

EXECUTIVE COMPENSATION COMPONENTS

The components of the Company's executive compensation program are base salary, incentive bonuses, long-term incentive program awards, benefits and perquisites. Each component of the Company's executive compensation program is intended to attract and retain talented, capable individuals to the Company's executive ranks. The Compensation Committee believes equity awards play an important role in aligning management's interests with those of the Company's stockholders because these equity awards derive their value from our Common Stock. For this reason, equity awards are a significant part of executive compensation.

Base salary, benefits and perquisites are intended to provide a level of fixed compensation to the Named Executive Officers for services rendered during the year. Increases to base salary are typically a function of individual performance and general economic conditions. Benefits and perquisites that are generally available to the Company's employees, including the Named Executive Officers, currently include: premiums paid on term life, short-term and long-term disability insurance, standard health insurance and 401(k) matching contributions. Car allowances are offered to select employees of the Company, including some of the Named Executive Officers.

Incentive bonuses, by contrast, are linked to, and are a function of, the achievement of performance criteria that are designed with the intention of incentivizing the Named Executive Officers to maximize the Company's overall performance. Incentive bonuses are awarded in cash.

Our long-term incentive program, which consists of performance-based and time-based equity awards, is designed to assist us in attracting and retaining high quality executives, while tying a significant portion of their compensation to our financial performance, principally in the case of this program to our total shareholder return. The Company provides its executives with the choice of accepting equity awards in the form of awards that settle in either Common Stock or partnership interests in our operating partnership, First Industrial, L.P., that are structured as a "profits interest" for U.S. federal income tax purposes ("Units"). Generally, Units entitle the holder to receive distributions from our operating partnership that are equivalent to the dividends and distributions that would be made with respect to the number of shares of our Common Stock underlying such Units, though receipt of such distributions may be delayed or made contingent on vesting. Once a Unit has vested and received allocations of book income sufficient to increase the book capital account balance associated with such Unit (which will initially be zero) to equal, on a per-unit basis, the book capital account balance associated with a "common unit" of partnership interest of First Industrial, L.P., it automatically becomes a common unit that is convertible by the holder into one share of Common Stock or, at the Company's option, a cash equivalent.

COMPENSATION HIGHLIGHTS

To align the pay of our Named Executive Officers with their performance and the goals of our stockholders, we grant a significant portion of our Named Executive Officers' total compensation in the form of performance-based and time-based equity awards.

The below table reflects the characteristics of our compensation program for our Named Executive Officers:

Focus on At-Risk Pay	The majority of compensation is performance based/at risk pay.
Majority Performance-Based Equity	Equity compensation mix is approximately 65% performance-based and 35% time-based.
Performance Metrics	For the performance-based awards granted in 2023, 54% of performance-based awards are based on performance relative to the "Long-Term Incentive Peer Group" (as defined below) and 46% are based on performance relative to the FTSE Nareit All Equity Index.
Performance Measurement Period	Performance goals are measured based on relative total shareholder return over a 3-year period.
Total Shareholder Return Goals	Total shareholder return metrics are based on a percentile level of performance relative to the companies in the peer group and index.
Annual Cash Bonus Plan	Annual cash bonuses are based on weighted measures of Company performance, including FFO per diluted share/Unit, same store NOI growth, fixed charge coverage ratio, and other discretionary objectives.
Base Salary	Base salaries are adjusted from time to time based on market trends and individual performance.

The charts below depict the overall compensation mixes of our Chief Executive Officer and our other Named Executive Officers for 2023.


60.0%
Long-Term Incentive Compensation
16.0%
Base Salary
2023 CEO
24.0%
Short-Term Incentive Compensation
84.0%
Performance-based/ at risk


46.0%
Long-Term Incentive Compensation
23.4%
Base Salary
2023 Other NEOs
30.6%
Short-Term Incentive Compensation
76.6%
Performance-based/ at risk

ADVISORY VOTE ON EXECUTIVE COMPENSATION

We have determined that our stockholders should vote on a say-on-pay proposal each year. While the results of each of these votes is non-binding, we believe that presenting this matter to our stockholders annually is an important means of obtaining investor feedback on our compensation policies.

At our 2023 Annual Meeting of Stockholders, more than 91% of the votes cast in the vote on the compensation of our Named Executive Officers as disclosed in the proxy statement for that meeting were in favor of such compensation. As a result, the compensation of our Named Executive Officers was approved by our stockholders on an advisory basis. This level of stockholder support was consistent with our support for prior say-on-pay votes, as, on average, approximately 92% of the votes cast in the vote on the compensation of our Named Executive Officers during the past five Annual Meetings of Stockholders from 2019 through 2023 were in favor of the compensation disclosed in the applicable proxy statement for the applicable annual meeting.

SETTING EXECUTIVE COMPENSATION

Base Salary

The Company provides the Named Executive Officers with base salaries to compensate them for services rendered during the fiscal year. The base salaries of the Named Executive Officers are a function of either the minimum base salaries specified in their employment agreements or the base salary negotiated at the time of an executive's initial employment, and any subsequent changes to such base salaries approved by the Compensation Committee. In determining changes to such base salaries for any year, the Compensation Committee considers individual performance of the Named Executive Officers in the most recently completed year, including organizational and management development, and leadership exhibited from year-to-year. The Compensation Committee also considers, but does not specifically benchmark compensation to, peer information provided by compensation consultants. The Compensation Committee also considers general economic conditions prevailing at the end of the most recently completed year when the changes for the following year are typically determined. The Company does not guarantee annual base salary increases to anyone.

Effective as of January 1, 2024, Mr. Baccile's base salary was increased to $865,500. The base salaries paid to the Named Executive Officers other than our Chief Executive Officer were increased in 2024 to the following amounts: $543,000 (Mr. Yap); $396,500 (Mr. Musil); $451,500 (Mr. Schultz); and $326,500 (Ms. Matthews Rice).

Annual Performance-Based Bonuses

The Company provides its senior executives with annual incentive compensation based on individual and company performance, which is paid entirely in cash.

2023 Employee Bonus Plan

For 2023, each Named Executive Officer participated in the incentive compensation plan generally available to the Company's employees (the "2023 Employee Bonus Plan"), which plan was recommended by the Compensation Committee and adopted by the Board of Directors on February 24, 2023.

Under the 2023 Employee Bonus Plan, a "bonus pool" was funded based on the achievement by the Company of certain identified thresholds in four performance categories. For 2023, these categories were (i) FFO per diluted share/Unit (as described below), (ii) same store NOI ("SS NOI") growth (as described below), (iii) fixed charge coverage ratio (as described below) and (iv) discretionary financial and non-financial objectives determined by the Company's Chief Executive Officer. The Compensation Committee believes that FFO per diluted share/Unit is an important measure of the Company's performance because, by excluding real estate asset depreciation and amortization, impairment charges recorded on real estate, gains or losses related to sales of real estate assets, net of any income tax provision or benefit associated with the sale of real estate, and excluding the same adjustments from its share of net income from an unconsolidated joint venture, FFO captures the operating results of the long-term assets that form the core of the Company's business and makes comparison of the Company's operating results with those of other REITs more meaningful. The Compensation Committee believes that, because our success depends largely upon our ability to lease space and to recover the operating costs associated with those leases from our tenants, SS NOI is also an important measure of the Company's performance. Finally, the Compensation Committee believes that fixed charge coverage ratio is an important measure of the Company's performance because it is critical to maintaining and improving the rating on the Company's unsecured debt.

Each of these performance categories may be adjusted by the Compensation Committee in its discretion to exclude the effects of certain items. The Compensation Committee assigned weighting factors to each of the performance categories, such that performance in certain categories had a more pronounced impact on the bonus pool under the 2023 Employee Bonus Plan than did performance in other categories. The weighting factors were as follows:

Category	Weighted Factor
FFO[1] per diluted share/Unit	50%
SS NOI[2] growth	25%
Fixed charge coverage ratio[3]	10%
Discretionary objectives	15%

(1) FFO is a non-GAAP financial measure created by Nareit as a supplemental measure of REIT operating performance that excludes certain items from net income determined in accordance with GAAP. FFO is calculated by the Company in accordance with the definition adopted by the Board of Governors of Nareit and therefore may not be comparable to other similarly titled measures of other companies. Please see the reconciliation of FFO to net income available to common stockholders and participating securities contained in our Annual Report on Form 10-K filed on February 14, 2024.

(2) SS NOI is a non-GAAP financial measure that provides a measure of rental operations and that, as calculated by the Company, does not factor in joint venture fees, depreciation and amortization, general and administrative expense, joint venture development services expense, interest expense, equity in income and loss from joint venture, income tax benefit and expense and gains and losses on the sale of real estate. The Company defines SS NOI as revenues minus property expenses such as real estate taxes, repairs and maintenance, property management, utilities, insurance and other expenses, minus the net operating income of properties that are not same store properties and minus the impact of straight-line rent, the amortization of above/below market leases and lease termination fees. As so defined, SS NOI may not be comparable to same store net operating income or similar measures reported by other REITs that define same store properties or net operating income differently. The major factors influencing SS NOI are occupancy levels, rental rate increases or decreases and tenant recoveries increases or decreases. Please see the reconciliation of same store revenues and property expenses to SS NOI contained in our Annual Report on Form 10-K filed on February 14, 2024.

(3) The Company is a party to certain lending arrangements that require the Company to maintain a specified fixed charge coverage ratio. For purposes of the 2023 Employee Bonus Plan, the Company defined fixed charge coverage ratio in accordance with that certain First Amendment to Fourth Amended and Restated Unsecured Revolving Credit Agreement, dated as of May 31, 2023, a copy of which was filed with our Current Report on Form 8-K filed on June 2, 2023.

The Compensation Committee established performance targets relating to each performance category for the 2023 Employee Bonus Plan. At target performance, the bonus pool is funded at the aggregate 75% level of achievement. At maximum performance, the bonus pool is funded at the aggregate 125% level of achievement. The Company's 2023 performance in the identified performance categories resulted in the following funding of the bonus pool associated with that performance category:

Category	Performance Target	Performance Result[3]	Actual Bonus Pool Funding %
FFO per diluted share/Unit	$2.31[1]	$2.50[1]	125%
SS NOI growth	8.00%[2]	8.37%[2]	94%
Fixed charge coverage ratio	4.43x	4.51x	125%
Discretionary objectives	N/A	N/A	75%
			Overall: 110%

(1) Amount excludes accrual of cash bonuses.

(2) The Compensation Committee calculates SS NOI growth using a cumulative quarterly average as opposed to the methodology traditionally utilized in our financial reporting, which measures the year-over-year growth of the year-end population of our properties.

(3) The performance result may include other adjustments to exclude the effects of certain items, which are approved by the Compensation Committee and permitted by the 2023 Employee Bonus Plan.

The Compensation Committee determined that the funding percentage for the bonus pool with respect to the discretionary objectives should be 75% based on the Company's overall performance in 2023. The Compensation Committee authorized an aggregate bonus pool available under the 2023 Employee Bonus Plan up to a 110% level of achievement for bonuses of all eligible employees, including the Named Executive Officers. After the Compensation Committee determined the aggregate bonus pool available under the 2023 Employee Bonus Plan, and the actual amounts for each of the Named Executive Officers, the Compensation Committee and our Chief Executive Officer allocated the individual award recipients' performance awards based on the individual award recipients' performance.

Bonuses for the Named Executive Officers at the 100% level of achievement for purposes of the 2023 Employee Bonus Plan were as follows:

Executive Officer	Cash Bonus at 100% Level of Achievement (% of Base Salary)
Peter E. Baccile	200%
Johannson L. Yap	200%
Scott A. Musil	150%
Peter O. Schultz	200%
Jennifer E. Matthews Rice	125%

The actual percentage of cash bonuses (the "Individual Cash Percentage") awarded to the Named Executive Officers were determined as described below.

For 2023, 85% of the annual bonus opportunity for the Named Executive Officers was based on overall company performance, as measured by FFO per diluted share/Unit (50% weighting), SS NOI growth (25% weighting), and fixed charge coverage ratio (10% weighting). The remaining 15% of Mr. Baccile's annual bonus opportunity was determined by the Compensation Committee based upon its assessment of the Company's overall performance and the Company's achievement of the corporate performance goals under the 2023 Employee Bonus Plan. The remaining 15% of the annual bonus opportunity in 2023 for the Named Executive Officers other than Mr. Baccile was determined by the Compensation Committee, after recommendations from our Chief Executive Officer, based upon the respective officer's achievement of the following individual performance objectives that were approved by the Board of Directors and communicated to the officer:

Executive Officer	Individual Performance Objectives
Johannson L. Yap	Progress with respect to investments and divestitures, completing and leasing developments and overall performance of the West Region of the Company
Scott A. Musil	Progress with respect to leverage and fixed charge coverage ratios, funding of investment objectives and overall investor relations
Peter O. Schultz	Progress with respect to investments and divestitures, completing and leasing developments and overall performance of the East Region of the Company
Jennifer E. Matthews Rice	Progress with the legal matters of the Company, including measures to reduce risk and advance strategic objectives

The cash bonus payments made in the first quarter of 2024 to each of our Named Executive Officers in settlement of awards under the 2023 Employee Bonus Plan, together with the applicable Individual Cash Percentage (which reflects the actual cash bonus as a percentage of the respective 100% level of bonus achievement for each individual), are reflected in the following table:

Executive Officer	Earned Cash Bonus Percentage (%)	Cash Bonus Paid ($)
Peter E. Baccile	110%	$1,832,500
Johannson L. Yap	110%	$1,144,000
Scott A. Musil	110%	$618,000
Peter O. Schultz	110%	$951,500
Jennifer E. Matthews Rice	110%	$430,000

Long-Term Incentive Program Awards

Long-Term Incentive Program

The Company offers certain of its employees, including the Named Executive Officers, long-term incentive program awards as part of their equity compensation, including awards that are subject to performance-based vesting, and others that are subject to time-based vesting. Certain of these awards consist of long-term equity that vests only if the Company achieves certain thresholds in comparison to our peers (the "Performance-Based Awards"), and certain of these awards consist of long-term equity that vests ratably over time (the "Time-Based Awards").

Performance-Based Awards are determined based on the anticipated dollar value of the award and then issued, at the grantee's option, in a number of performance-based RSUs ("Performance RSUs") or performance-based Units (such Units, "Performance Units") corresponding to the appropriate dollar value.

Performance-Based Awards

The Compensation Committee authorizes grants of Performance-Based Awards under the 2014 Stock Incentive Plan to certain employees of the Company, including each Named Executive Officer. With respect to the Performance-Based Awards granted in 2023, 46% of each such Performance-Based Award vests based upon the relative total stockholder return of our Common Stock as compared to the total shareholder return of the companies comprising the FTSE Nareit All Equity Index over the pre-established performance measurement period (the "Nareit All Equity Units"), while 54% of each Performance-Based Award vests based upon the relative total stockholder return of our Common Stock as compared to the total shareholder return of the following companies publicly traded on the New York Stock Exchange and NASDAQ stock exchange (the "Long-Term Incentive Peer Group") over the pre-established performance measurement period (the "LTI Peer Group Units"):

Prologis, Inc. (PLD)	LXP Industrial Trust (LXP)
Rexford Industrial Realty, Inc. (REXR)	STAG Industrial, Inc. (STAG)
EastGroup Properties, Inc. (EGP)	Terreno Realty Corporation (TRNO)
Industrial Logistics Properties Trust (ILPT)	Plymouth Industrial REIT, Inc. (PLYM)

Prior to 2022, Duke Realty Corporation (DRE), Monmouth Real Estate Investment Corporation (MNR) and PS Business Parks, Inc. (PSB) were included in our Long-Term Incentive Peer Group until they ceased being publicly traded companies in 2022. Accordingly, they were removed from the Long-Term Incentive Peer Group used for awards made in 2023 and replaced with Plymouth Industrial REIT, Inc. (PLYM) and LXP Industrial Trust (LXP) because of their similarities to the Company and because both companies are included in the Industrial Property Sector of the FTSE Nareit All Equity Index. In addition, in accordance with the terms of the 2022 awards, the Committee has modified the original peer group used at the time of grant to match the above peer group used for the 2023 awards. The Compensation Committee made this adjustment in order to maintain a reasonably sized peer group and to maintain the intended purpose of the performance conditions of the awards. For the 2021 award agreement, per the terms thereof, Duke Realty Corporation (DRE), Monmouth Real Estate Investment Corporation (MNR) and PS Business Parks, Inc. (PSB) ceased to be a part of the peer group when they ceased being publicly-traded companies.

With respect to the Performance-Based Awards granted in 2023 and 2024, 46% were Nareit All Equity Units and 54% were LTI Peer Group Units.

The Nareit All Equity Units and the LTI Peer Group Units granted effective January 3, 2023 and January 2, 2024 each vest as follows:

2023 and 2024 Performance-Based Awards		
	Percentile Rank	Vesting Percentage
Threshold	30th Percentile	50%
Target	50th Percentile	100%
Maximum	75th Percentile	225%

The Performance-Based Awards granted effective January 3, 2023 are summarized in the table below.

2023 Performance-Based Awards					
Executive Officer	Date of Grant	Form of Award	Target Units	Maximum Units	Performance Period
Peter E. Baccile	1/03/2023	Performance Units	42,146	94,829	1/1/2023 - 12/31/2025
Johannson L. Yap	1/03/2023	Performance Units	17,514	39,407	1/1/2023 - 12/31/2025
Scott A. Musil	1/03/2023	Performance Units	10,207	22,964	1/1/2023 - 12/31/2025
Peter O. Schultz	1/03/2023	Performance Units	10,541	23,716	1/1/2023 - 12/31/2025
Jennifer E. Matthews Rice	1/03/2023	Performance Units	5,778	12,999	1/1/2023 - 12/31/2025

The Performance-Based Awards granted effective January 2, 2024 are summarized in the table below.

2024 Performance-Based Awards					
Executive Officer	Date of Grant	Form of Award	Target Units	Maximum Units	Performance Period
Peter E. Baccile	1/02/2024	Performance Units	39,607	89,114	1/1/2024 - 12/31/2026
Johannson L. Yap	1/02/2024	Performance Units	16,498	37,120	1/1/2024 - 12/31/2026
Scott A. Musil	1/02/2024	Performance Units	9,753	21,944	1/1/2024 - 12/31/2026
Peter O. Schultz	1/02/2024	Performance Units	9,929	22,340	1/1/2024 - 12/31/2026
Jennifer E. Matthews Rice	1/02/2024	Performance Units	5,443	12,245	1/1/2024 - 12/31/2026

If a Performance-Based Award is granted in the form of Performance RSUs, each Performance RSU represents the right to receive, upon vesting, one share of Common Stock plus any dividends that accrue with respect to such share after the issuance of the Performance RSUs and prior to the date of vesting.

If a Performance-Based Award is granted in the form of Performance Units, additional Performance Units are conditionally awarded to represent anticipated dividends, and such additional Performance Units are subject to the same restrictions as the underlying Performance Units and are subject to forfeiture upon vesting to the extent of dividends actually received with respect to the applicable Performance Units during the performance period. The number of Performance Units reflected as issued to each Named Executive Officer in the table above is exclusive of such additional Performance Units conditionally awarded to represent anticipated dividends. If applicable vesting conditions and any other restrictions are not satisfied, recipients will forfeit their Performance Units. During the applicable performance period, each Performance Unit entitles the holder to receive dividends equal to one-tenth of any dividends otherwise payable with respect to Units.

Upon the consummation of a change in control of the Company, each grantee of a Performance-Based Award would become vested in a number of Performance-Based Awards based on the level of achievement of the applicable performance targets through the date of the change in control. In the event of a termination of a grantee's employment due to death or disability, the grantee would become vested in a number of Performance-Based Awards based on the level of achievement of the applicable performance targets through the date of death or disability. In the event of termination of a grantee's employment due to retirement, the grantee would retain the Performance-Based Awards, and such Performance-Based Awards would vest at the end of the original performance period based on the level of achievement of the relevant performance targets through the end of such performance period.

Time-Based Awards

We also provide Time-Based Awards that vests in equal annual installments over a three-year period based on our executives' continued service to the Company. Time-Based Awards are determined based on the anticipated dollar value of the award and then issued, at the grantee's option, in a number of time-based RSUs ("Time-Based RSUs"), which represent the right to receive an equivalent number of shares of Common Stock upon vesting, or time-based Units (such Units, "Time-Based Units") corresponding to the appropriate dollar value.

Effective January 3, 2023, the Compensation Committee authorized grants of Time-Based Awards under the 2014 Stock Incentive Plan to certain employees of the Company, including each Named Executive Officer. These Time-Based Awards are summarized in the table below:

2023 Time-Based Awards			
Executive Officer	Date of Grant	Form of Award	Units Awarded
Peter E. Baccile	1/03/2023	Time-Based Units	22,971
Johannson L. Yap	1/03/2023	Time-Based Units	9,189
Scott A. Musil	1/03/2023	Time-Based Units	5,361
Peter O. Schultz	1/03/2023	Time-Based Units	5,745
Jennifer E. Matthews Rice	1/03/2023	Time-Based Units	3,141

Effective January 2, 2024, the Compensation Committee authorized grants of Time-Based Awards under the 2014 Stock Incentive Plan to certain employees of the Company, including each Named Executive Officer. These Time-Based Awards are summarized in the table below:

2024 Time-Based Awards			
Executive Officer	Date of Grant	Form of Award	Units Awarded
Peter E. Baccile	1/02/2024	Time-Based Units	21,585
Johannson L. Yap	1/02/2024	Time-Based Units	8,655
Scott A. Musil	1/02/2024	Time-Based Units	5,124
Peter O. Schultz	1/02/2024	Time-Based Units	5,412
Jennifer E. Matthews Rice	1/02/2024	Time-Based Units	2,958

Upon the consummation of a change in control of the Company, each grantee of a Time-Based Award would become fully vested in any unvested portion of the award. In the event of a termination of a grantee's employment due to death, disability or retirement, the grantee would become fully vested in any unvested portion of the award. If a Time-Based Award is granted in the form of Time-Based RSUs, prior to vesting the recipient will not be entitled to receive dividends declared with respect to our Common Stock but, with respect to any cash dividends declared with respect to our Common Stock, will receive a cash payment equivalent to the amount of such dividend per share of Common Stock multiplied by the unvested portion of the Time-Based Award. If a Time-Based Award is granted in the form of Time-Based Units, such Time-Based Units entitle the holder to receive dividends prior to vesting.

Broad-Based Benefits

All full-time employees are eligible to participate in our health and welfare benefit programs, including medical, dental and vision care coverage, disability insurance and life insurance and our 401(k) plan.

Termination and Change in Control Triggers

Mr. Baccile is the only Named Executive Officer with an employment agreement. His agreement, along with the separate agreements with respect to his equity awards granted pursuant to the Company's 2014 Stock Incentive Plan, specify events, including a change in control, that trigger the payment of cash and, as discussed above, vesting in his equity awards.

Each of the other Named Executive Officers has an agreement with respect to each of their equity awards granted pursuant to the Company's 2014 Stock Incentive Plan that specify events, including a change in control, that trigger the vesting of such awards. Additionally, each of the other Named Executive Officers is subject to a change in control policy, which provides for specified severance if such person's employment with the Company is terminated without cause or by the employee for good reason, from four months prior to, until 18 months following, a change in control of the Company. This change in control policy is described in greater detail on page 43 under "Change in Control Policy."

In addition to the foregoing, equity awards granted to our Named Executive Officers provide certain continued rights if the termination of employment is due to retirement (as defined in the applicable equity awards). The Company believes having such events as triggers for the payment of cash and/or accelerated equity award vesting promotes stability and continuity of management. See "Potential Payments Upon Termination or Change in Control" starting on page 42 for more information on the payments triggered by such events.

Stock Ownership Guidelines

The Stock Ownership Guidelines for the Company's directors and senior executive officers are as follows:

Position	Retainer/Base Salary Multiple
Directors	5x
Chief Executive Officer	5x
Chief Financial Officer, Chief Investment Officer, Executive Vice Presidents and General Counsel	4x

The stock ownership goal for each person subject to the ownership guidelines is determined on an individual basis, using each such person's current retainers (for directors) or base salaries (for senior executive officers) and the greater of (i) the market price on the date of purchase or grant of such Common Stock (or equity valued by reference to Common Stock) or (ii) the market price of such Common Stock (or equity valued by reference to Common Stock) as of the date compliance with the stock ownership guidelines is measured. For persons assuming a director or senior executive officer level position, the stock ownership goal must be achieved within five years after the date they assume such position. A copy of the Stock Ownership Guidelines can be found on the Investors page of the Company's website at www.firstindustrial.com. All of our directors and Named Executive Officers are currently in compliance with the guidelines.

Until the directors and senior executive officers reach their respective stock ownership goal, they will be required to retain (i) shares that are owned on the date they became subject to the Stock Ownership Guidelines and (ii) at least 75% of "net shares" or net-after-tax shares delivered through the Company's director or executive compensation plans. Notwithstanding the foregoing, the Stock Ownership Guidelines include an exclusion for certain transfers for the purpose of purchasing a primary residence, funding post-secondary education, charitable giving, or estate planning. If the director or senior executive officer transfers an award to a family member for estate planning purposes, the transferee becomes subject to the same retention requirements. Until the director and senior executive officer stock ownership goals have been met, shares may be disposed of only for one or more of the excluded purposes set forth in the Company's Stock Ownership Guidelines.

Hedging and Pledging Prohibition

The Company's insider trading policy prohibits, among other things, its directors, officers and employees from entering into hedging or monetization transactions with respect to the Company's securities and from holding the Company's securities in margin accounts or otherwise pledging such securities as collateral for loans.

Tax Implications

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally places a limit of $1 million on the amount of compensation that a public company may deduct in any year with respect to certain covered executive officers. Although we consider the impact of Section 162(m), as well as other tax and accounting consequences, when developing and implementing our executive compensation programs, we retain flexibility to provide compensation that may not be deductible.

Clawback Policy

The SEC adopted final rules implementing the incentive-based compensation recovery provisions of the Dodd-Frank Act, and NYSE has adopted listing standards consistent with the SEC rules. On November 1, 2023, we adopted a Compensation Recovery Policy, or "clawback" policy, in compliance with these standards, a copy of which is publicly filed with our Annual Report on Form 10-K. Under the policy, in the event that the financial results upon which a cash or equity-based incentive award was predicated become the subject of a financial restatement that is required because of material non-compliance with financial reporting requirements, the Compensation Committee will conduct a review of awards covered by the policy and recoup any erroneously awarded incentive-based compensation to ensure that the ultimate payout gives retroactive effect to the financial results as restated. The policy covers any cash or equity-based incentive compensation award that was received by a covered officer during the three completed fiscal years immediately preceding the date which is the earlier of (i) the date the Company concludes, or reasonably should have concluded, that the Company is required to prepare a financial restatement and (ii) the date a court, regulator or other legally authorized body directs the Company to prepare a financial restatement.

In addition to the foregoing, the Company has adopted "Bad Actor" Policies applicable to its employees. In the event any employee of the Company commits intentional or knowingly fraudulent or illegal conduct that causes damage to the Company, the policy permits the Company, at its discretion and in compliance with applicable law, to take actions as it deems necessary to remedy the misconduct and prevent its recurrence. Additionally, if, as a result of the conduct of the employee, a metric taken into account to compute the employee's cash bonus or performance-based equity was materially incorrectly calculated, the Compensation Committee is authorized, subject to applicable law, to cancel or reduce any outstanding equity compensation awards, incentive compensation awards, or other benefits to which the employee is actually or contingently entitled to, in an amount up to the excess incentive paid to the employee based on the inaccurate metric.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors of the Company has reviewed, and discussed with management, the Compensation Discussion and Analysis included in this Proxy Statement. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors of the Company that the Compensation Discussion and Analysis be included in this Proxy Statement and, through incorporation by reference from this Proxy Statement, the Company's Annual Report on Form 10-K for the Company's fiscal year ended December 31, 2023.

Submitted by the Compensation Committee:

H. Patrick Hackett, Jr., Committee Chair
Teresa Bryce Bazemore
Matthew S. Dominski

SUMMARY COMPENSATION TABLE

The Summary Compensation Table below sets forth the aggregate compensation for Peter E. Baccile, the Company's President and Chief Executive Officer; Scott A. Musil, the Company's Chief Financial Officer; and certain of the Company's other highly compensated executive officers as required by SEC rules. The 2023 Grants of Plan-Based Awards table following the Summary Compensation Table provides additional information regarding incentive compensation granted by the Company to these officers in 2023.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[1][2]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
Peter E. Baccile	2023	836,000	3,714,199	1,832,500	31,037	6,413,736
President and Chief Executive	2022	800,000	3,165,627	1,680,000	29,498	5,675,125
Officer	2021	875,000	2,113,787	2,225,000	28,664	5,242,451
Johannson L. Yap	2023	522,000	1,526,341	1,144,000	31,037	3,223,378
Chief Investment Officer	2022	500,000	1,266,263	1,050,000	29,498	2,845,761
and Executive Vice President — West Region	2021	461,000	1,114,718	1,140,000	28,664	2,744,382
Scott A. Musil	2023	376,000	889,757	618,000	21,437	1,905,194
Chief Financial Officer	2022	360,000	738,803	567,000	19,898	1,685,701
	2021	335,000	658,393	595,000	19,064	1,607,457
Peter O. Schultz	2023	434,000	928,899	951,500	32,438	2,346,837
Executive Vice President	2022	415,000	791,468	871,500	28,298	2,106,266
— East Region	2021	365,000	645,953	940,000	27,464	1,978,417
Jennifer E. Matthews Rice	2023	314,000	508,760	430,000	21,437	1,274,197
General Counsel and	2022	300,000	432,723	393,750	19,898	1,146,371
Secretary	2021	278,000	391,010	395,000	19,064	1,083,074

(1) Amounts reflect the aggregate grant date fair value of each award as determined under FASB ASC Topic 718. See note 11 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2023 for a discussion of the assumptions used in valuing the 2023 awards. Amounts reflected will only vest upon achievement of sufficient future performance and do not necessarily reflect the amounts that will actually be realized under the respective awards.

(2) Amounts reflect (a) awards of 22,971, 9,189, 5,361, 5,745 and 3,141 of Time-Based Units granted to Messrs. Baccile, Yap, Musil, Schultz and Ms. Matthews Rice, respectively, all granted in 2023 in connection with the 2022 Employee Bonus Plan, which are valued at $48.00 per unit (the closing price of our Common Stock on the day of grant, January 3, 2023) under FASB ASC Topic 718 and (b) awards of 94,829, 39,407, 22,964, 23,716 and 12,999 Performance Units granted to Messrs. Baccile, Yap, Musil, Schultz and Ms. Matthews Rice, respectively, all granted on January 3, 2023, which are valued at $27.54 per unit based on anticipated performance at the time of grant, which is the probable outcome used to value these awards on the grant date using a Monte Carlo simulation. These performance awards vest on December 31, 2025, and, at anticipated performance, the grant date fair values are $2,022,998, $840,674, $489,894, $505,936 and $277,309 for Messrs. Baccile, Yap, Musil and Schultz and Ms. Matthews Rice, respectively. At maximum performance, the grant date fair values of these performance awards are $4,551,792, $1,891,536 $1,102,272, $1,138,368 and $623,952 for Messrs. Baccile, Yap, Musil and Schultz and Ms. Matthews Rice, respectively, based on a value of $48.00 per unit (the closing price of our Common Stock on the day of grant, January 3, 2023).

(3) Amounts for 2023 reflect cash awards paid in February 2024 under the 2023 Employee Bonus Plan. The material terms of awards under the 2023 Employee Bonus Plan are described in the Compensation Discussion and Analysis under "2023 Employee Bonus Plan."

(4) Amounts for 2023 include car allowances paid on behalf of Messrs. Baccile, Yap and Schultz, an anniversary gift for Mr. Schultz and term life, short-term and long-term disability insurance premiums and 401(k) matching contributions of $19,800 paid on behalf of each Named Executive Officer.

2023 GRANTS OF PLAN-BASED AWARDS

| Name | Grant Date[1] | Estimated Future Payouts Under Non-Equity Incentive Plan Awards | | | Estimated Future Payouts Under Equity Incentive Plan Awards[4] | | | All Other Stock Awards: Number of Shares of Stock or Units (#)[5] | Grant Date Fair Value of Stock and Option Awards ($)[6] |
		Threshold ($)	Target[2] ($)	Maximum[3] ($)	Threshold (#)	Target (#)	Maximum (#)		
Peter E. Baccile	1/3/2023	—	—	—	21,052	42,146	94,829	—	2,611,591
	1/3/2023	—	—	—	—	—	—	22,971	1,102,608
	2/7/2023	—	1,254,000	2,090,000	—	—	—	—	—
Johannson L. Yap	1/3/2023	—	—	—	8,748	17,514	39,407	—	1,085,269
	1/3/2023	—	—	—	—	—	—	9,189	441,072
	2/7/2023	—	783,000	1,305,000	—	—	—	—	—
Scott A. Musil	1/3/2023	—	—	—	5,098	10,207	22,964	—	632,429
	1/3/2023	—	—	—	—	—	—	5,361	257,328
	2/7/2023	—	423,000	705,000	—	—	—	—	—
Peter O. Schultz	1/3/2023	—	—	—	5,265	10,541	23,716	—	653,139
	1/3/2023	—	—	—	—	—	—	5,745	275,760
	2/7/2023	—	651,000	1,085,000	—	—	—	—	—
Jennifer E. Matthews Rice	1/3/2023	—	—	—	2,886	5,778	12,999	—	357,992
	1/3/2023	—	—	—	—	—	—	3,141	150,768
	2/7/2023	—	294,375	490,625	—	—	—	—	—

(1) Reflects the date such awards were made effective and parameters for the 2023 Employee Bonus Plan were approved by the Compensation Committee or the Board of Directors, as applicable.

(2) Amounts reflect a 75% level of achievement under the 2023 Employee Bonus Plan.

(3) Amounts reflect a 125% level of achievement under the 2023 Employee Bonus Plan.

(4) Reflects Performance Units granted under our Long-Term Incentive Program, the material terms of which are described in the Compensation Discussion and Analysis under "Long-Term Incentive Program." The amounts actually earned with respect to such Performance Units, if any, would not be earned until the end of the applicable performance period.

(5) Amounts reflect Time-Based Units granted in 2023 for service in 2022 under the 2022 Employee Bonus Plan. Such Time-Based Units vest ratably over a period of three years.

(6) Amounts reflect the aggregate grant date fair value of each stock award as determined under FASB ASC Topic 718. Amounts reflected were not actually received in 2023 and do not necessarily reflect the amounts that will actually be realized with respect to the equity-based awards.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2023

Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Peter E. Baccile	38,392[3]	2,022,107	59,729	3,145,926
Johannson L. Yap	15,876[4]	836,189	24,586	1,294,945
Scott A. Musil	9,279[5]	488,725	14,330	754,761
Peter O. Schultz	9,827[6]	517,588	14,937	786,732
Jennifer E. Matthews Rice	5,446[7]	286,841	8,181	430,893

(1) These amounts are based upon the closing price of our Common Stock on December 29, 2023 ($52.67), the last trading day of the year.

(2) Amounts reflect unvested Performance Units granted in 2022 and 2023 and dividend equivalents accrued through December 31, 2023. The vesting and other material terms of the awards are described in the Compensation Discussion and Analysis under "Long-Term Incentive Plan." The number of unvested Performance Units and related accrued dividend equivalents granted in 2022 for all Named Executive Officers is calculated by taking the maximum number of Performance Units multiplied times 20.44%, which is the weighted average percentage under the assumption of a target achievement of the Nareit All Equity Index Units and 0% achievement of the Peer Group Units through December 31, 2023. The number of unvested Performance Units and related accrued dividend equivalents granted in 2023 for all Named Executive Officers is calculated by taking the maximum number of Performance Units multiplied times 46.00%, which is the weighted average percentage under the assumption of maximum achievement of the Nareit All Equity Index Units and 0% achievement of the Peer Group Units through December 31, 2023. 15,154, 6,062, 3,536, 3,789 and 2,071 of Performance Units vest on December 31, 2024 and 44,575, 18,524, 10,794, 11,148 and 6,110 of Performance Units vest on December 31, 2025, subject to satisfaction of performance criteria for Messrs. Baccile, Yap, Musil and Schultz and Ms. Matthews Rice, respectively.

(3) Of the Time-Based Units reported here, 17,403 vest in January 2024, 13,332 vest in January 2025 and 7,657 vest in January 2026.

(4) Of the Time-Based Units reported here, 7,480 vest in January 2024, 5,333 vest in January 2025 and 3,063 vest in January 2026.

(5) Of the Time-Based Units reported here, 4,380 vest in January 2024, 3,112 vest in January 2025 and 1,787 vest in January 2026.

(6) Of the Time-Based Units reported here, 4,578 vest in January 2024, 3,334 vest in January 2025 and 1,915 vest in January 2026.

(7) Of the Time-Based RSUs and Time-Based Units reported here, 2,576 vest in January 2024, 1,823 vest in January 2025 and 1,047 vest in January 2026.

2023 OPTION EXERCISES AND STOCK VESTED

The following table sets forth the aggregate number of Time-Based Units, Time-Based RSUs, Performance RSUs and Performance Units that vested in 2023. The Performance RSUs and Performance Units are inclusive of accrued dividend equivalents related thereto. As of December 31, 2023, the Company had no outstanding options to acquire Common Stock.

Name	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)
Peter E. Baccile	69,590	3,542,634
Johannson L. Yap	33,784	1,728,323
Scott A. Musil	19,564	1,002,089
Peter O. Schultz	19,230	984,866
Jennifer E. Matthews Rice	10,640	548,528

(1) The number of Units or shares reported were acquired as a result of: (a) the vesting of 26,268, 10,938, 6,070 and 5,991 Time-Based Units on January 3, 2023 consisting of Units for Messrs. Baccile, Yap, Musil and Schultz, respectively, and 1,768 shares and 776 Time-Based Units for Ms. Matthews Rice, the value of which is based on the closing price of our Common Stock on January 3, 2023 ($48.00), the first trading day following the date of vesting of such awards and (b) the vesting of Performance Units and Performance RSUs granted in 2020 and related accrued dividend equivalents based at an achievement of 57.59% on December 31, 2023 consisting of 43,322, 22,846, 13,494 and 13,239 Units for Messrs. Baccile, Yap, Musil and Schultz, respectively and 8,096 shares for Ms. Matthews Rice the value of which is based on the closing price of our Common Stock on December 29, 2023, the last trading day of the year ($52.67). The value realized on vesting is before payment of any applicable withholding tax.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Employment Agreement with Mr. Baccile

In February 2020, the Company entered into an employment agreement with Mr. Baccile, which provides for a term of employment through December 31, 2024. Mr. Baccile's employment agreement provides for a minimum annual base salary of $850,000. His annual compensation is subject to annual review by the Compensation Committee and may be increased at the discretion of the Compensation Committee. Mr. Baccile's base salary for 2023 was $836,000 and his performance-based or at-risk percentage was 84.0%. His base salary for 2024 was increased to $865,500 and his performance-based or at-risk percentage remains unchanged at 84.0%. Mr. Baccile is eligible for annual cash performance bonuses under the Company's incentive bonus plan, based on the satisfaction of performance goals established by the Company's Compensation Committee in accordance with the terms of such plan. In 2023, Mr. Baccile's target annual cash bonus was 200% of his annual base salary multiplied by the percentage established by the Compensation Committee based on the achievement of the Company's performance goals, and in 2024, his target annual cash bonus remains unchanged. Mr. Baccile is entitled to participate in all long-term cash and equity incentive plans generally available to the senior executives of the Company. Beginning in 2021, Mr. Baccile is entitled to receive a minimum annual equity award with an aggregate value of no less than $1,715,625. Mr. Baccile is entitled to participate in all executive and employee benefit plans and programs of the Company. Mr. Baccile's employment agreement also provides for a monthly automobile allowance of $800.

Mr. Baccile's employment agreement provides for certain lump sum payments, post-termination payments and post-termination benefits to Mr. Baccile by the Company in some circumstances in the event of a termination of employment or a change in control. Under his employment agreement, upon a termination without cause or because of his death or disability, or upon his resignation for good reason, Mr. Baccile is entitled to (i) his base salary and vacation pay accrued through the date of termination, (ii) his accrued bonus for the fiscal year prior to the year of termination, to the extent not paid, (iii) his unreimbursed business expenses incurred through the date of termination, and (iv) any other benefits he may be eligible for under the Company's plans, policies or practices. In addition, in connection with such events he is entitled to a severance payment equal to 200% (300% if in connection with a change in control) of the sum of his annual base salary in effect on the termination date plus his average annual bonus during the immediately preceding two full fiscal years. The severance payment is payable in 24 installments in accordance with the Company's regular payroll practices (lump sum if payable in connection with a change in control). Mr. Baccile is also entitled to a prorated annual bonus for the year of termination and two years of healthcare continuation coverage under COBRA at active employee rates. All such severance payments are conditioned upon his execution of a release of claims. In addition, Mr. Baccile will continue to vest in his time-based and performance-based equity awards following any such termination, provided that he complies with certain restrictive covenants. In the "Termination and Change of Control Payments" table below, we have included calculations of the payments provided for in the identified circumstances of termination and change of control under Mr. Baccile's employment agreement.

In the event Mr. Baccile's employment agreement expires by its terms without renewal, Mr. Baccile is also entitled to (i) his base salary and vacation pay accrued through the date his employment ends, (ii) his accrued bonus for the fiscal year prior to the year of the date the employment period ends, to the extent not paid, (iii) his unreimbursed business expenses incurred through the date the employment period ends, (iv) any other benefits he may be eligible for under the Company's plans, policies or practices and (v) his regular annual bonus for the fiscal year ending on the date the employment period ends, determined and paid in the ordinary course. He would not be eligible for severance benefits. If the employment agreement expires at the end of its term, or if he retires on or after December 31, 2024, Mr. Baccile will continue to vest in his time-based and performance-based equity awards following his termination, provided that he complies with certain restrictive covenants.

Mr. Baccile's employment agreement also contains important non-financial provisions that apply in the event of a termination of employment or a change in control. Mr. Baccile is subject to covenants not to compete, solicit customers or solicit Company employees for a period of two years following his termination of employment. His employment agreement does not provide for a gross-up payment in the event of any excise tax obligation.

Change in Control Policy

The Company maintains a change in control policy applicable to certain executive officers (the "Change in Control Policy"), which provides for specified severance payable to select executive officers, including the Named Executive Officers, other than the Company's Chief Executive Officer, if such person's employment with the Company is terminated without cause or by the employee for good reason during the period beginning four months prior to, and ending 18 months following, a change in control of the Company.

If a Named Executive Officer is eligible for the severance described above and executes a release in the form specified by the Change in Control Policy, such benefits, contingent upon execution of a release, would include: (i) within 45 days from the date of termination, a lump sum cash payment equal to 200% of the sum of (A) the Named Executive Officer's highest annual rate of base salary over the last 12 months and (B) the average annual bonus paid to the Named Executive Officer for the immediately preceding two fiscal years prior to the year in which the termination occurs ("Bonus Amount"); (ii) a cash payment equal to the greater of the Named Executive Officer's target annual bonus or the Bonus Amount pro-rated based on the number of days the Named Executive Officer was employed by the Company during the fiscal year in which the date of termination occurred (less the amount of the annual bonus previously paid to the Named Executive Officer for such fiscal year, if any); and (iii) for 12 months following the date of termination, group medical, life and disability coverage for the Named Executive Officer and his or her eligible dependents, under the terms prevailing at the time of termination, and at the cost paid by similarly situated executives, or if continuation of such coverage is not possible, a cash payment in an amount, on an after-tax basis and paid quarterly, equal to the Company's cost of providing such benefits.

Eligibility for benefits under the Change in Control Policy are conditioned upon compliance with non-compete, non-solicitation, non-disparagement and non-disclosure provisions for a period of one year, depending on the Named Executive Officer, following termination of employment, except as may be otherwise agreed by the Company.

Stock Incentive Plans

Under the 2014 Stock Incentive Plan, restricted stock unit awards vest in the event of a change in control. In addition, such Stock Plan empowers the Compensation Committee to determine other vesting events in the individual restricted stock unit awards, including vesting events such as involuntary termination of employment without cause and termination due to disability or death. Currently outstanding award agreements provide for accelerated vesting on a termination due to the participant's disability, death, or retirement. Assuming that the triggering event occurred on December 31, 2023, each Named Executive Officer would have vested in restricted stock unit awards having the respective values set forth in the table under "Termination and Change in Control Payments" below.

With respect to the Performance-Based Awards granted effective January 10, 2022 and thereafter, upon the consummation of a change in control of the Company, each grantee would become vested in a number of Performance-Based Awards based on the level of achievement of the applicable performance targets through the date of the change in control. In the event of a termination of a grantee's employment due to death or disability, the grantee would become vested in a number of Performance-Based Awards based on the level of achievement of the applicable performance targets through the date of death or disability. In the event of termination of a grantee's employment due to retirement, the grantee would retain the Performance-Based Awards granted effective January 10, 2022 and thereafter and such Performance-Based Awards would vest, at the end of the original performance period, based on the level of achievement of the relevant performance targets through the end of such performance period.

With respect to Time-Based Awards granted effective January 10, 2022 and thereafter, upon the consummation of a change in control of the Company, each grantee of a Time-Based Award would become fully vested in any unvested portion of the award. In the event of a termination of a grantee's employment due to death, disability or retirement, the grantee would become fully vested in any unvested portion of the award.

Life Insurance

Each Named Executive Officer is covered by a Company-provided life insurance policy. Such policy would entitle the beneficiaries of Messrs. Baccile, Yap and Musil to a payment of $715,000, Mr. Schultz to a payment of $903,000 and Ms. Matthews Rice to a payment of $653,000 in the event of such Named Executive Officer's death.

Termination and Change of Control Payments

The following table includes estimated payments owed and benefits required to be provided to our Named Executive Officers under the 2014 Stock Incentive Plan, Mr. Baccile's employment agreement, and the Change in Control Policy described above, exclusive of benefits available on a non-discriminatory basis generally, in each case assuming that the triggering event described in the table occurred on the last business day of the fiscal year ended December 31, 2023.

Name	Triggering Event	Severance ($)	Accelerated Equity Awards ($)[1]	Medical Insurance Premiums ($)[2]
Peter E. Baccile	Change of Control[3]	—	5,746,862	—
	Termination following Change in Control[4]	9,609,250	—	55,431
	Termination without Cause	7,017,000	—	55,431
	Death or Disability[5]	—	5,746,862	—
Johannson L. Yap	Change of Control[3]	—	2,349,384	—
	Termination following Change in Control[6]	4,382,000	—	19,850
	Termination without Cause	—	—	—
	Death or Disability[5]	—	2,349,384	—
Scott A. Musil	Change of Control[3]	—	1,371,047	—
	Termination following Change in Control[6]	2,555,000	—	27,715
	Termination without Cause	—	—	—
	Death or Disability[5]	—	1,371,047	—
Peter O. Schultz	Change of Control[3]	—	1,448,931	—
	Termination following Change in Control[6]	3,642,500	—	19,850
	Termination without Cause	—	—	—
	Death or Disability[5]	—	1,448,931	—
Jennifer E. Matthews Rice	Change of Control[3]	—	797,173	—
	Termination following Change in Control[6]	1,881,750	—	27,715
	Termination without Cause	—	—	—
	Death or Disability[5]	—	797,173	—

(1) For purposes of estimating the value of awards that vest, the Company has assumed a price per share of $52.67, which was the closing price of our Common Stock on December 29, 2023, the last trading day of the year.

(2) Pursuant to Mr. Baccile's employment agreement, Mr. Baccile's amount reflects 24 months of continued family coverage, and, pursuant to the Change in Control Policy with respect to Messrs. Yap, Musil and Schultz and Ms. Matthews Rice, the amounts reflect 12 months of the current coverage for the applicable Named Executive Officer.

(3) Upon a change of control of the Company, the vesting of Time-Based Units and Time-Based RSUs held by the officer will accelerate, and Performance Units and Performance RSUs will vest based on the level of achievement of the applicable performance targets through the date of the change of control. The amounts reflected in this table for the unvested Performance Units and Performance RSUs awarded in 2022 and 2023 are based on the actual level of achievement of the applicable performance targets of 57.08% and 29.32%, respectively, and include accrued dividend equivalents through December 31, 2023.

(4) Includes resignation for good reason under the terms of Mr. Baccile's employment agreement. Actual payments to Mr. Baccile may be less in value as a result of the Code Section 280G cutback provision contained in such employment agreement.

(5) Upon a termination due to death or disability, the Named Executive Officers are entitled to accelerated vesting of Time-Based Units, Time-Based RSUs, and unvested Performance Units granted in 2022 and 2023 based on the attainment of performance metrics through the date of death or disability. Through December 31, 2023, the Company achieved 57.08% and 29.32% of the performance metrics related to such awards granted in 2022 and 2023, respectively.

(6) Messrs. Yap, Musil and Schultz and Ms. Matthews Rice are eligible for severance benefits following a qualifying termination in connection with a change in control of the Company under the Change in Control Policy. Actual payments to the applicable Named Executive Officers may be less in value as a result of the Code Section 280G cutback provision contained in such Change in Control Policy.

PAY VERSUS PERFORMANCE COMPARISON

The information below presents the relationship between the compensation of our Named Executive Officers and certain performance measures in accordance with Item 402(v) of Regulation S-K. The amounts in the tables below do not necessarily represent amounts actually earned or realized by our Named Executive Officers during the applicable year. For a discussion of our compensation programs and pay for performance philosophy, please refer to the section captioned "Compensation Discussion and Analysis" above.

Year	Summary Compensation Table Total for CEO ($)[1]	Compensation Actually Paid to CEO ($)[2]	Average Summary Compensation Table Total for Non-CEO NEOs ($)[3]	Average Compensation Actually Paid to Non-CEO NEOs ($)[2][3]	Value of Initial Fixed $100 Investment Based On:		Net Income ($) (In Millions)	FFO per Diluted Share/Unit[5]
					Total Shareholder Return ($)	Peer Group Total Shareholder Return ($)[4]		
2023	6,413,736	6,471,113	2,187,401	2,179,595	139.5	112.0	285.8	2.44
2022	5,675,125	5,009,154	1,946,025	1,758,889	124.7	100.6	381.6	2.28
2021	5,242,451	10,913,430	1,853,333	3,779,800	167.0	134.1	277.2	1.97
2020	7,123,032	7,607,552	2,095,731	2,439,650	104.2	94.9	200.2	1.84

(1) The dollar amounts reported are the amounts of total compensation reported for our CEO, Mr. Baccile, in the Summary Compensation Table for the years ended December 31, 2023, 2022, 2021 and 2020. Mr. Baccile served as CEO for each of the years presented.

(2) The dollar amounts represent the amount of "compensation actually paid," as computed in accordance with Item 402(v) of Regulation S-K. The tables below these footnotes show the steps taken to compute such amounts paid to the CEO and non-CEO NEOs in accordance with Item 402(v) of Regulation S-K.

(3) For 2023, 2022 and 2021, reflects compensation reported for our NEOs, other than our CEO, as described in the Compensation Discussion and Analysis of this proxy statement. For 2020, reflects the compensation information for Mr. Yap, Mr. Musil, Mr. Schultz and David Harker, the Company's former Executive Vice President - Central Region.

(4) Reflects cumulative total shareholder return of the FTSE Nareit All Equity REIT Index (the "FTSE Index"), which is the index used by the Company for purposes of Item 201(e) of Regulation S-K under the Exchange Act in the Company's Annual Report on Form 10-K for the year ended December 31, 2023.

(5) FFO represents net income available to common stockholders and participating securities, plus depreciation and other amortization of real estate, plus impairment of real estate, minus gain or plus loss on sale of real estate, net of any income tax provision or benefit associated with the sale of real estate. The FFO calculation also excludes the same adjustments from the Company's share of net income from unconsolidated joint ventures. FFO is a non-GAAP financial measure created by Nareit as a supplemental measure of REIT operating performance that excludes certain items from net income determined in accordance with GAAP. FFO is calculated by the Company in accordance with the definition adopted by the Board of Governors of Nareit and therefore may not be comparable to other similarly titled measures of other companies. Please see the reconciliation of FFO to net income available to common stockholders and participating securities contained in our Annual Report on Form 10-K filed on February 14, 2024.

Year	2023	2022	2021	2020
CEO				
Summary Compensation Table (SCT) Total Compensation ($)	6,413,736	5,675,125	5,242,451	7,123,032
Adjustments for stock awards:				
Reported Value of Equity Awards in SCT ($)	(3,714,199)	(3,165,627)	(2,113,787)	(4,417,536)
Fair Value of Equity Awards Granted in the Year and Unvested ($)	3,758,544	2,957,058	3,873,565	4,302,696
Change in Fair Value of Outstanding and Unvested Equity Awards from Prior Years ($)	102,783	(938,114)	2,695,084	67,385
Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	—	—	—	197,042
Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	(292,753)	199,495	1,017,850	176,696
Value of Dividends or other Earnings Paid on Awards ($)	203,002	281,217	198,267	158,237
Compensation Actually Paid ($)[1][2]	6,471,113	5,009,154	10,913,430	7,607,552
Non-CEO NEOs				
SCT Total Compensation ($)	2,187,401	1,946,025	1,853,333	2,095,731
Adjustments for stock awards:				
Reported Value of Equity Awards in SCT ($)	(963,439)	(807,314)	(702,519)	(1,155,169)
Fair Value of Equity Awards Granted in the Year and Unvested ($)	974,392	754,115	1,287,373	1,180,911
Change in Fair Value of Outstanding and Unvested Equity Awards from Prior Years ($)	27,602	(293,287)	797,355	44,592
Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	—	—	—	17,231
Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	(107,620)	69,244	463,324	183,406
Value of Dividends or other Earnings Paid on Awards ($)	61,259	90,106	80,934	72,948
Compensation Actually Paid ($)[1][2]	2,179,595	1,758,889	3,779,800	2,439,650

(1) Fair value or change in fair value, as applicable, of equity awards in "Compensation Actually Paid" was determined by reference to (a) for Time-Based Units and Time-Based RSUs, closing price on applicable year-end dates ($42.13, $66.20, $48.26 and $52.67 as of December 31, 2020, 2021, 2022 and 2023, respectively) or, in the case of vesting dates, the actual vesting price, and (b) for Performance Units and Performance RSUs, the fair value calculated by a Monte Carlo simulation model as of the applicable year-end date(s) or in the case of vesting date, the actual vesting price, determined based on the same methodology as used to determine grant date fair values but using the closing stock price on the applicable revaluation date as the current market price and based on volatility, dividend rates and risk free rates determined as of the revaluation date.

(2) As previously discussed in the Company's 2021 Proxy Statement, during the year ended December 31, 2020, each NEO received one-time transitional equity grants in connection with the transition of the historical compensation program to our current compensation program. Specifically, the 2020 grants included one-year, two-year and three-year vesting or performance periods as one-time only grants in order maintain an appropriate level of overall long-term compensation opportunity during the transition between the two programs. For the years ended December 31, 2022, 2021 and 2020, the value of these one-time transition awards included in Compensation Actually Paid for the CEO was $(74,205), $743,580, and $1,299,887, respectively. For the years ended December 31, 2022, 2021, and 2020, the value of these one-time transition awards included in Compensation Actually Paid for the Non-CEO NEOs was $(40,450), $111,154, and $$261,959, respectively.

Other Important Financial Performance Measures for Executive Compensation

The following is a list identifying the five most important financial performance measures used by our Compensation Committee to link the "compensation actually paid" ("CAP") to our CEO and other Named Executive Officers in 2023 to the Company's performance. The role of each of these performance measures on our Named Executive Officer's compensation is discussed in the Compensation Discussion and Analysis above.

Financial Performance Measures
FFO per Diluted Share/Unit
Relative TSR to FTSE Nareit All Equity Index
Relative TSR to Long-Term Incentive Peer Group
Same Store NOI Growth
Fixed Charge Coverage Ratio

Below are charts showing the relationship of CAP to our CEO and other Named Executive Officers in 2020, 2021, 2022 and 2023 to (1) FFO per diluted share/Unit (2) TSR of both the Company and the FTSE Index and (3) the Company's net income.





CAP vs. Shareholder Return

(1) Value assumes $100 invested on December 31, 2019.



CAP vs. Net Income

49

CEO PAY RATIO

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, the SEC requires annual disclosure of the ratio of the median employee's annual total compensation to the annual total compensation of the principal executive officer. Set forth below is the annual total compensation of our median employee, the annual total compensation of Mr. Baccile, and the ratio of those two values:

- The 2023 annual total compensation of the median employee of the Company (other than our CEO) was $150,429;

- The 2023 annual total compensation of our CEO, Mr. Baccile, was $6,413,736; and

- For 2023, the ratio of the annual total compensation of Mr. Baccile to the median annual total compensation of all our employees was approximately 43 to 1.

Background

In 2023, we identified the median employee using all of our employees, exclusive of Mr. Baccile, included in our payroll system as of December 31, 2023. Salaries and wages were annualized for those employees that were not employed for the full year of 2023 and were further adjusted to include the annual bonus at the payout level made to employees generally for those not employed on the bonus payment date. Gross wages, including equity compensation, for 2023 were ranked from lowest to highest and the median employee was selected from the list. The total annual compensation of the median employee was then calculated in the same manner as the total compensation disclosed for Mr. Baccile in the Summary Compensation Table shown above.

The pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described above. Because the amount for Mr. Baccile was calculated in accordance with SEC rules, it does not reflect the compensation he actually received in the year and does not necessarily reflect future amounts that will actually be realized under his outstanding awards. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During 2023, Mr. Hackett, Ms. Bazemore and Mr. Dominski served on the Compensation Committee. None of Mr. Hackett, Ms. Bazemore or Mr. Dominski was at any time during 2023 an officer or employee of the Company or had any relationship or affiliation with the Company in 2023 requiring disclosure by the Company under Item 404 of Regulation S-K.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

Transactions involving the Company and its executive officers and directors that are reportable under Item 404(a) of Regulation S-K are required by the Company's written policies to be reported to and approved by the Nominating/Corporate Governance Committee of the Board of Directors. The Nominating/Corporate Governance Committee addresses such transactions on a case-by-case basis, after considering the relevant facts and circumstances.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee reports that it has: (i) reviewed and discussed the Company's audited financial statements with management; (ii) discussed with the independent registered public accounting firm the matters (such as the quality of the Company's accounting principles and internal controls) required to be discussed by Auditing Standard No. 1301, *Communications with Audit Committees*; and (iii) received written confirmation from PricewaterhouseCoopers LLP that it is independent and written disclosures as required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and discussed with PricewaterhouseCoopers LLP its independence. Based on the review and discussions referred to in items (i) through (iii) above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's annual report for the Company's fiscal year ended December 31, 2023.

Submitted by the Audit Committee:

Teresa Bryce Bazemore, Committee Chair
Denise A. Olsen
John E. Rau
Marcus L. Smith

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table presents information concerning the ownership of Common Stock of the Company and Units of First Industrial, L.P. (which generally are redeemable for Common Stock on a one-for-one basis or cash at the option of the Company) by:

- all directors and nominees named in this Proxy Statement (the "named directors");

- all Named Executive Officers identified in the Summary Compensation Table;

- all named directors and nominees and Named Executive Officers of the Company as a group; and

- persons and entities known to the Company to be beneficial owners of more than 5% of the Company's Common Stock.

The information is presented as of the Record Date, unless otherwise indicated, and is based on representations of officers, directors and nominees of the Company and filings received by the Company on Schedule 13G under the Exchange Act. As of the Record Date, there were 132,340,679 shares of Common Stock and 3,637,284 Units outstanding.

Names and Addresses of 5% Stockholders	Common Stock/Units Beneficially Owned	
	Number	Percent of Class
The Vanguard Group[1] 100 Vanguard Blvd. Malvern, PA 19355	19,113,524	14.45%
BlackRock, Inc.[2] 50 Hudson Yards New York, NY 10001	15,703,240	11.90%
State Street Corporation[3] One Lincoln Street Boston, MA 02111	7,369,764	5.57%

Names and Addresses of Directors, Officers and Nominees[*]		
Peter E. Baccile[4]	381,312	**
Teresa Bryce Bazemore[5]	6,943	**
Matthew S. Dominski[6]	40,793	**
H. Patrick Hackett, Jr.[6]	46,566	**
Denise A. Olsen[6]	11,156	**
John E. Rau[7]	28,024	**
Marcus L. Smith[8]	5,254	**
Scott A. Musil[9]	175,546	**
Johannson L. Yap[10]	356,465	**
Peter O. Schultz[11]	187,714	**
Jennifer E. Matthews Rice[12]	35,619	**
All named directors, executive officers and nominees as a group (11 persons)[13]	1,275,392	**

* The business address for each of the directors and Executive Officers of the Company is One North Wacker Drive, Suite 4200, Chicago, Illinois 60606.

** Less than 1%

(1) Pursuant to a Schedule 13G/A filed February 13, 2024 by The Vanguard Group ("Vanguard Group"). Of the shares reported, Vanguard Group has the sole power to vote 0 shares, the shared power to vote 157,983 shares, the sole power to dispose of 18,815,457 shares and the shared power to dispose of 298,067 shares.

(2) Pursuant to a Schedule 13G/A filed January 23, 2024 by BlackRock, Inc. ("Blackrock"). Blackrock has the sole power to vote 15,107,840 shares and sole power to dispose of all 15,703,240 shares.

(3) Pursuant to a Schedule 13G/A filed January 30, 2024 by State Street Corporation ("State Street"). State Street has the sole power to vote 0 shares, the shared power to vote 5,637,229 shares, the sole power to dispose of 0 shares and the shared power to dispose of 7,356,364 shares.

(4) Includes 42,574 Time-Based Units and 285,191 Units, in each case issued under the 2014 Stock Incentive Plan.

(5) Includes 2,272 Time-Based Units and 4,671 Units, in each case issued under the 2014 Stock Incentive Plan.

(6) Includes 2,272 Time-Based Units and 6,717 Units, in each case issued under the 2014 Stock Incentive Plan.

(7) Includes 2,272 Time-Based RSUs issued under the 2014 Stock Incentive Plan.

(8) Includes 2,272 Time-Based Units issued under the 2014 Stock Incentive Plan.

(9) Includes 2,175 shares of Common Stock held beneficially as UTMA custodian for his child. Also includes 10,023 Time-Based Units and 84,375 Units, in each case issued under the 2014 Stock Incentive Plan.

(10) Includes 1,680 Units and 4,450 shares of Common Stock held beneficially as UGMA custodian for his minor grandchildren. Also includes 17,051 Time-Based Units and 137,157 Units, in each case issued under the 2014 Stock Incentive Plan.

(11) Includes 10,661 Time-Based Units and 69,918 Units, in each case issued under the 2014 Stock Incentive Plan.

(12) Includes 600 shares of Common Stock held beneficially as UGMA custodian for her minor children. Also includes 5,828 Time-Based Units and 2,599 Units, in each case issued under the 2014 Stock Incentive Plan.

(13) Includes 7,225 shares of Common Stock held beneficially as custodians and 1,680 Units. Also includes 2,272 Time-Based RSUs, 97,497 Time-Based Units and 615,623 Units, in each case issued under the 2014 Stock Incentive Plan.

PROPOSAL 4

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The accounting firm of PricewaterhouseCoopers LLP served as the Company's independent auditors in 2023, and our management believes that they are knowledgeable about our operations and accounting practices and are well qualified to act as our independent registered public accounting firm. Therefore, the Audit Committee of the Board of Directors has appointed PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the 2024 fiscal year. A representative of PricewaterhouseCoopers LLP will be present at the Annual Meeting, will be given the opportunity to make a statement if he or she so desires and will be available to respond to appropriate questions.

Our Charter and Bylaws do not require that our stockholders ratify the appointment of our independent registered certified public accounting firm. We are doing so because we believe it is a matter of good corporate practice. If our stockholders do not ratify the appointment, the Audit Committee will reconsider whether to retain PricewaterhouseCoopers LLP but may still retain them. Even if the appointment is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that a change in registered certified public accounting firm would be in the best interests of the Company and its stockholders.

FEES

During 2023 and 2022, the aggregate fees for services provided by PricewaterhouseCoopers LLP in the following categories and amounts are:

	2023	2022
Audit Fees[1]	$ 1,206,000	$ 1,218,675
Audit-Related Fees[2]	59,000	56,000
Tax Fees	—	—
All Other Fees[3]	3,161	3,161
Total Fees	$ 1,268,161	$ 1,277,836

(1) Audit Fees consisted primarily of fees for audits of our annual financial statements, the reviews of our quarterly financial statements and other services that are normally provided by the auditor in connection with statutory and regulatory filings. For 2023 and 2022, this includes $103,000 and $98,175, respectively, for comfort letter procedures and auditor consents.

(2) Audit-Related Fees consisted of fees related to a joint venture audit.

(3) All Other Fees include amounts related to software licensing fees for technical research tools.

PRE-APPROVAL OF SERVICES

The Audit Committee pre-approves all audit and permissible non-audit services proposed to be provided by the Company's independent registered public accounting firm. These services may include audit services, audit related services, tax services and other services. Consideration and approval of such services, including the maximum amount of fees payable for such services, generally occur at the Audit Committee's regularly scheduled meetings. In situations where it is impractical to wait until the next regularly scheduled meeting, the Audit Committee has delegated the authority to approve the audit and permissible non-audit services, including the maximum amount of fees payable for such services, to each of its individual members. Approvals of audit and permissible non-audit services pursuant to the above-described delegation of authority are reported to the full Audit Committee.

 **The Board of Directors recommends a vote FOR ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2024.**

OTHER MATTERS

SOLICITATION OF PROXIES

The cost of solicitation of proxies for the virtual Annual Meeting in the form enclosed herewith will be borne by the Company. In addition to the solicitation of proxies by mail, the directors, officers and employees of the Company may also solicit proxies personally or by telephone without additional compensation for such activities. The Company will also request persons, firms and corporations holding shares in their names or in the names of their nominees, which are beneficially owned by others, to send proxy materials to and obtain proxies from such beneficial owners. The Company will reimburse such holders for their reasonable expenses.

Georgeson Shareholder Services, Inc. acts as the Company's proxy solicitor at a cost of $9,500, plus reasonable out-of-pocket expenses.

STOCKHOLDER PROPOSALS

Under applicable SEC rules, stockholder proposals intended to be presented at the 2025 Annual Meeting of Stockholders must be received by the Secretary of the Company no later than December 5, 2024 in order to be considered for inclusion in the proxy statement and on the Proxy Card that will be solicited by the Board of Directors in connection with such meeting. Additionally, under our Bylaws, stockholder proposals intended to be presented at the 2025 Annual Meeting of Stockholders must be received by the Secretary of the Company no later than December 5, 2024, and no earlier than November 5, 2024, in order to be considered timely and must comply with certain additional requirements contained in our Bylaws in order to be proper.

INCORPORATION BY REFERENCE

Appendix B to this Proxy Statement is the Company's 2023 Annual Report, which includes its consolidated financial statements and management's discussion and analysis of financial condition and results of operations, as well as certain other financial and other information required by the rules and regulations of the SEC. Information contained in Appendix B to this Proxy Statement shall not be deemed to be "filed" or "soliciting material," or subject to liability for purposes of Section 18 of the Exchange Act to the maximum extent permitted under the Exchange Act.

AVAILABILITY OF PROXY MATERIALS

This Proxy Statement, Notice of Annual Meeting, Proxy Card and the Company's 2023 Annual Report are available on the "Proxy Statement" tab of the Investors page on the Company's website, at www.firstindustrial.com.

OTHER BUSINESS

The Board of Directors does not know of any matters other than those described in this Proxy Statement that will be presented for action at the Annual Meeting. If other matters are presented, it is the intention of the persons named as proxies in the accompanying Proxy Card to vote in their discretion all shares represented by validly executed proxies.

REGARDLESS OF THE NUMBER OF SHARES YOU OWN, YOUR VOTE IS IMPORTANT TO THE COMPANY. PLEASE COMPLETE YOUR PROXY AUTHORIZATION BY INTERNET, BY TELEPHONE OR BY MAIL AS SOON AS POSSIBLE.

APPENDIX A

2024 ANNUAL MEETING OF STOCKHOLDERS
RESERVATION REQUEST FORM

If you wish to view First Industrial Realty Trust, Inc.'s 2024 Annual Meeting of Stockholders webcast at its offices located at One North Wacker Drive, Suite 4200, Chicago, IL 60606, please complete the following information and return to Arthur Harmon by mail at First Industrial Realty Trust, Inc., One North Wacker Drive, Suite 4200, Chicago, IL 60606 or by e-mail at aharmon@firstindustrial.com. Please note that members of management or of the Board of Directors may not be present at the Company's offices.

Your name and address: _____

_____

_____

Your telephone number: _____

Number of Shares of
Common Stock You Hold: _____

If the shares listed above are not registered in your name, please identify the name of the registered stockholder below *and include evidence that you beneficially own the shares*.

Registered Stockholder: _____
(Name of Your Bank, Broker or Other Nominee)

APPENDIX B

2023 ANNUAL REPORT

EXPLANATORY NOTE

This 2023 Annual Report discusses the financial performance and results of operations of both First Industrial Realty Trust, Inc., a Maryland corporation (the "Company"), and the operating partnership of which the Company serves as general partner, First Industrial, L.P., a Delaware limited partnership (the "Operating Partnership"). Unless stated otherwise or the context otherwise requires, the terms "we," "our" and "us" refer to the Company and its subsidiaries, including the Operating Partnership and its consolidated subsidiaries.

At December 31, 2023, the Company owned an approximate 97.5% common general partnership interest in the Operating Partnership. The remaining approximate 2.5% common limited partnership interests in the Operating Partnership are owned by limited partners. As the sole general partner of the Operating Partnership, the Company exercises exclusive and complete discretion over the Operating Partnership's day-to-day management and control and can cause it to enter into certain major transactions, including acquisitions, dispositions and refinancings.

We have chosen to discuss the financial performance results of operations of both the Company and the Operating Partnership in this 2023 Annual Report. To help you understand the differences between the Company and the Operating Partnership, this 2023 Annual Report provides the following disclosures for each of the Company and the Operating Partnership:

- Consolidated Financial Statements;

- a single set of consolidated notes to such financial statements that includes separate discussions of each entity's equity or partners' capital, as applicable; and

- a combined Management's Discussion and Analysis of Financial Condition and Results of Operations section that includes distinct information related to each entity.

The main areas of differences between the consolidated financial statements of the Company and those of the Operating Partnership, as well as the benefits of combined reporting, are further explained in the Company's and the Operating Partnership's Form 10-K for the period ended December 31, 2023 filed with the Securities and Exchange Commission on February 14, 2024, a copy of which may be obtained by following the procedures set forth on page B-94 of this 2023 Annual Report.

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). We intend for such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on certain assumptions and describe our future plans, strategies and expectations, and are generally identifiable by use of the words "believe," "expect," "plan," "intend," "anticipate," "estimate," "project," "seek," "target," "potential," "focus," "may," "will," "should" or similar words. Although we believe the expectations reflected in forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained or that results will not materially differ.

Factors that could have a materially adverse effect on our operations and future prospects include, but are not limited to:

- changes in national, international, regional and local economic conditions generally and real estate markets specifically;

- changes in legislation/regulation (including changes to laws governing the taxation of real estate investment trusts) and actions of regulatory authorities;

- our ability to qualify and maintain our status as a real estate investment trust;

- the availability and attractiveness of financing (including both public and private capital) and changes in interest rates;

- the availability and attractiveness of terms of additional debt repurchases;

- our ability to retain our credit agency ratings;

- our ability to comply with applicable financial covenants;

- our competitive environment;

- changes in supply, demand and valuation of industrial properties and land in our current and potential market areas;

- our ability to identify, acquire, develop and/or manage properties on favorable terms;

- our ability to dispose of properties on favorable terms;

- our ability to manage the integration of properties we acquire;

- potential liability relating to environmental matters;

- defaults on or non-renewal of leases by our tenants;

- decreased rental rates or increased vacancy rates;

- higher-than-expected real estate construction costs and delays in development or lease-up schedules;

- the uncertainty and economic impact of pandemics, epidemics or other public health emergencies or fear of such events, such as the outbreak of COVID-19;

- risks associated with security breaches through cyber attacks, cyber intrusions or otherwise, as well as other significant disruptions of our information technology networks and related systems;

- potential natural disasters and other potentially catastrophic events such as acts of war and/or terrorism;

- technological developments, particularly those affecting supply chains and logistics;

- litigation, including costs associated with prosecuting or defending claims and any adverse outcomes;

- risks associated with our investments in joint ventures, including our lack of sole decision-making authority; and

- other risks and uncertainties described in "Risk Factors" and elsewhere in this 2023 Annual Report as well as those risks and uncertainties discussed from time to time in our other Exchange Act reports and in our other public filings with the Securities and Exchange Commission (the "SEC").

We caution you not to place undue reliance on forward-looking statements, which reflect our outlook only and speak only as of the date of this 2023 Annual Report. We assume no obligation to update or supplement forward-looking statements.

BUSINESS DISCLOSURE

Background

First Industrial Realty Trust, Inc. is a self-administered and fully integrated real estate company which owns, manages, acquires, sells, develops and redevelops industrial real estate. The Company is a Maryland corporation organized on August 10, 1993 and a real estate investment trust ("REIT") as defined in the Internal Revenue Code of 1986 (the "Code"). As of December 31, 2023, our in-service portfolio consisted of 422 industrial properties, located in 18 states, containing an aggregate of approximately 64.9 million square feet of gross leasable area ("GLA").

We began operations on July 1, 1994. The Company's operations are conducted primarily through the Operating Partnership, a Delaware limited partnership formed on November 23, 1993 of which the Company is the sole general partner (the "General Partner"), with an approximate 97.5% ownership interest ("General Partner Units") at December 31, 2023. The Operating Partnership also conducts operations through several other limited partnerships (the "Other Real Estate Partnerships"), numerous limited liability companies ("LLCs") and certain taxable REIT subsidiaries ("TRSs"), the operating data of which, together with that of the Operating Partnership, is consolidated with that of the Company as presented herein. The Operating Partnership holds at least a 99% limited partnership interest in each of the Other Real Estate Partnerships. The general partners of the Other Real Estate Partnerships are separate corporations, wholly-owned by the Company, each with at least a .01% general partnership interest in the Other Real Estate Partnerships. The Company does not have any significant assets or liabilities other than its investment in the Operating Partnership and its 100% ownership interest in the general partners of the Other Real Estate Partnerships. The noncontrolling interest in the Operating Partnership of approximately 2.5% at December 31, 2023, represents the aggregate partnership interest held by the limited partners thereof ("Limited Partner Units" and together with the General Partner Units, the "Units").

Through a wholly-owned TRS of the Operating Partnership, we own an equity interest in a joint venture (the "Joint Venture"). We also provide various services to the Joint Venture. The Joint Venture is accounted for under the equity method of accounting. The operating data of the Joint Venture is not consolidated with that of the Company or the Operating Partnership as presented herein.

Business Objectives and Growth Plans

Our fundamental business objective is to maximize the total return to the Company's stockholders and the Operating Partnership's partners by increasing our cash flow and property values. Our long-term business growth plans include the following elements:

- *Internal Growth.* We seek to grow internally by (i) increasing revenues by renewing or re-leasing spaces subject to expiring leases at higher rental levels; (ii) obtaining contractual rent escalations on our long-term leases; (iii) increasing occupancy levels at properties where vacancies exist and maintaining occupancy elsewhere; (iv) controlling and minimizing property operating expenses, general and administrative expenses and releasing costs; and (v) renovating existing properties.

- *External Growth.* We seek to grow externally through (i) the development of best-in-class industrial properties and the acquisition of individual or portfolios of industrial properties, which meet our investment parameters within our 15 key logistics markets, with a primary emphasis on coastal markets; (ii) the expansion of our existing properties; and (iii) securing additional joint venture investments.

- *Portfolio Enhancement.* We continually seek to upgrade our overall portfolio via new investments as well as through the sale of select assets that we believe do not exhibit favorable characteristics for long-term cash flow growth. We target new investments in 15 key logistics markets, with a primary emphasis on coastal markets, where developable land is more scarce and which exhibit desirable long-term growth characteristics. We seek to refine our portfolio over the coming years by focusing on bulk and regional warehouses properties and downsizing our light industrial holdings.

Our ability to pursue our long-term growth plans is affected by market conditions and our financial condition and operating capabilities. See "Summary of 2023" within the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this 2023 Annual Report, starting on page B-7.

BUSINESS DISCLOSURE

Business Strategies

We utilize the following strategies in connection with the operation of our business:

- *Organizational Strategy.* We implement a decentralized property operations strategy through the deployment of experienced regional management teams and local property managers. We provide acquisition, development and financing assistance, asset management oversight and financial reporting functions from our headquarters in Chicago, Illinois to support our regional operations. We believe the size of our portfolio enables us to realize operating efficiencies by spreading overhead among many properties and by negotiating purchasing discounts.

- *Market Strategy.* Our market strategy is to concentrate on 15 key logistics markets in the United States, with a primary emphasis on coastal markets. These markets have one or more of the following characteristics: (i) favorable industrial real estate fundamentals, including improving industrial demand and constrained future supply that can lead to long-term rent growth; (ii) favorable economic and business environments that should benefit from increases in distribution activity driven by growth in global trade and local consumption; (iii) population growth as it generally drives industrial demand; (iv) natural barriers to entry and scarcity of land which are key elements in delivering future rent growth; and (v) sufficient size to provide ample opportunity for growth through incremental investments as well as offer asset liquidity.

- *Leasing and Marketing Strategy.* We have an operational management strategy designed to enhance tenant satisfaction and portfolio performance. We pursue an active leasing strategy, which includes broadly marketing available space, seeking to renew existing leases at higher rents while minimizing re-leasing costs and seeking leases which provide for the pass-through of property-related expenses to the tenant. We also have local and national marketing programs which focus on the business and real estate brokerage communities and multi-national tenants.

- *Acquisition/Development Strategy.* Our investment strategy is primarily focused on developing and acquiring industrial properties in 15 key logistics markets in the United States, with an emphasis on markets with a coastal orientation, through the deployment of experienced regional management teams. When evaluating potential industrial property acquisitions and developments, we consider such factors as: (i) the geographic area and type of property; (ii) the location, construction quality, functionality, condition and design of the property; (iii) the terms of tenant leases, including the potential for rent increases; (iv) the potential for economic growth and the general business, tax and regulatory environment of the area in which the property is located; (v) the occupancy and demand by tenants for properties of a similar type in the vicinity; (vi) competition from existing properties and the potential for the construction of new properties in the area; (vii) the potential for capital appreciation of the property; (viii) the ability to improve the property's performance through renovation; and (ix) the potential for expansion of the physical layout of the property and/or the number of sites.

- *Disposition Strategy.* We continually evaluate local market conditions and property-related factors in all of our markets for purposes of identifying assets suitable for disposition. We look to sell properties with lower rent growth prospects and/or assets with less than optimal functionality and redeploy the capital into higher rent growth assets in key logistics markets primarily with a coastal orientation. We also seek to shrink our holdings of light industrial assets over time.

- *Financing Strategy.* To finance acquisitions, developments and debt maturities, as market conditions permit, we may utilize a portion of proceeds from property sales, unsecured debt offerings, term loans, mortgage financings and line of credit borrowings under our $750.0 million unsecured revolving credit agreement (the "Unsecured Credit Facility"), and proceeds from the issuance, when and as warranted, of additional equity securities. We also continually evaluate joint venture arrangements as another source of capital to finance acquisitions and developments. As of February 14, 2024, we had approximately $409.9 million available for additional borrowings under the Unsecured Credit Facility.

BUSINESS DISCLOSURE

Competition

In connection with the acquisition of industrial properties and land for development, we compete with other public industrial property sector REITs, income-oriented non-traded REITs, private real estate funds and other real estate investors and developers, some of which have greater financial resources than we do or other competitive advantages relative to us. Such competition may result in an increase in the amount we must pay to acquire a property or may require us to forgo an investment in a property that would otherwise meet our investment criteria. We also face significant competition in leasing available properties to prospective tenants and in re-leasing space to existing tenants. As a result, we may have to provide rent concessions, incur expenses for tenant improvements or offer other inducements to enable us to timely lease vacant space, all of which may have an adverse impact on our results of operations.

Government Regulation

We are subject to laws and regulations of the United States and the states and local municipalities in which we operate, including laws and regulations relating to environmental protection and human health and safety. Compliance with these laws and regulations has not had, and is not expected to have, a material effect on our capital expenditures, results of operations and competitive position as compared to prior periods.

Environmental, Social and Corporate Governance

We are focused on building and maintaining a socially responsible and sustainable business that succeeds by delivering long-term value for our stockholders. We continuously look for new and better ways to minimize our environmental impact as well as that of our tenants. We have an established committee (the "Corporate Responsibility Committee") consisting of members of our team across a range of functions responsible for advising senior management, our Audit Committee and our Board of Directors on various matters related to sustainability, social responsibility and other non-financial issues that are of significance to us and our stockholders.

Because we primarily net lease the properties in our portfolio to our tenants whereby each tenant is ultimately responsible for maintaining the leased property, one of our key corporate responsibility priorities is to engage with and encourage our tenants to implement environmentally sustainable practices, such as the use of energy and water efficient fixtures and recycling programs. Additionally, as we add properties to our portfolio or enhance existing facilities, environmental sustainability is a key consideration of our efforts to improve or develop such properties. We have obtained LEED certification for certain recent development projects and are also pursuing LEED certification for the vast majority of our new development projects through a LEED volume program. We extend the same commitment to environmental excellence to our own offices, promoting sustainable practices and energy efficiency that can both reduce environmental impact and achieve lower operating costs. Our headquarters office in Chicago is an energy-efficient LEED-certified building.

Social responsibility and engagement is an integral part of our business, as we are committed to developing and maintaining strong relationships with our customers, business partners, investors, and the communities in which we operate and invest. In addition, we aim to provide a positive work environment for our employees by offering competitive compensation, quality benefit offerings including health and wellness and retirement plans and financial education, and career training and growth opportunities.

Our governance efforts are led by our Board of Directors, which is elected by our stockholders to oversee their interest in the long-term financial strength and overall success of the Company, exercising its members' business judgment using their collective experience, knowledge and skills. Directors must fulfill their responsibilities as members of the Board of Directors consistent with their fiduciary duty to our stockholders, in compliance with all applicable laws and regulations and our Code of Business Conduct and Ethics. The Board of Directors provides advice and counsel to the Chief Executive Officer and other senior officers of the Company. The Board of Directors ensures that the assets of the Company are properly safeguarded, that appropriate financial and other controls are maintained, and that the Company's business is conducted wisely and in compliance with applicable laws and regulations.

BUSINESS DISCLOSURE

Human Capital

We believe we have the appropriate human capital resources to successfully operate our business and create value for our shareholders. At December 31, 2023, we had 156 employees, 100% of whom are full-time employees. The average tenure of our workforce is approximately 11 years.

In addition to the sustainability efforts overseen by the Corporate Responsibility Committee, the committee also advises on ways to foster a diverse and inclusive work environment, protect the health and safety of our employees and engage our surrounding communities. We are an equal opportunity employer and, as such, promote an equitable workplace that acknowledges and values differences in race, gender, age, ethnicity, sexual orientation, gender identity, national origin, abilities and religious beliefs. We apply these policies throughout our organization, including at the senior management level and in our composition of our Board of Directors. We believe such diversity of experience and background helps make us strong and achieve our mission to create long-term shareholder value by providing industrial real estate solutions that mutually benefit our customers and our stockholders. Our Board of Directors is comprised of 43% directors who identify as female, people of color or both.

In managing our business, we focus on attracting and retaining employees by providing compensation and benefits packages that are competitive within the applicable market, taking into account the skills required, responsibilities and geographic location. All employees are eligible to participate in one of our incentive plans, under which payments are tied to pre-established performance goals. In addition, we endeavor to develop each of our employees' skillsets and decision-making abilities through challenging project assignments, formal training, mentorship and recognition. Taken together, these efforts promote higher levels of satisfaction and employee retention, while creating an enhanced leadership pipeline, which is evidenced through our 2023 employee survey engagement score of 92% favorability.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Summary of 2023

Our operating results were solid in 2023. Our year end in-service occupancy was 95.5%, 330 basis points lower than our in-service occupancy at December 31, 2022, reflecting the impact of completed developments in lease-up entering our in-service portfolio. Also, during the year ended December 31, 2023, we grew cash rental rates by 58.3% on new and renewal leasing, establishing a new annual company record for this metric. At December 31, 2023, we had six projects comprising 1.9 million square feet of GLA under development with an estimated investment of $284.8 million. Additionally, we continue to position ourselves for future development activity by acquiring land located in our target markets with an emphasis on supply constrained coastal markets.

In 2023, we completed the following significant real estate activities:

- We acquired four industrial properties comprised of approximately 0.2 million square feet of GLA located in our Houston and Southern California markets for an aggregate purchase price of $43.9 million, excluding transaction costs. These properties were 100% leased at December 31, 2023.

- We acquired approximately 239.2 acres of land for development located in our Central Florida, Nashville, Philadelphia, South Florida and Southern California markets for an aggregate purchase price of $80.6 million, excluding transaction costs.

- We placed in-service 13 industrial properties comprising approximately 2.8 million square feet of GLA located in our Central Florida, Chicago, Denver, Nashville, Philadelphia, Seattle and South Florida markets at an estimated total cost of $354.9 million. These properties were 45% leased at December 31, 2023.

- We commenced speculative development of four industrial buildings comprised of 0.8 million square feet of GLA in our Central Florida, Philadelphia, South Florida and Southern California markets.

- We sold 11 industrial properties comprising approximately 1.0 million square feet of GLA and two land parcels for gross proceeds of $125.3 million.

- Our Joint Venture sold approximately 31 acres of land located in Phoenix for gross proceeds of $50 million. Our pro-rata share of the gain was $17.3 million and we recognized an incentive fee of $7.1 million. These amounts exclude our partner's 6% share in the Joint Venture that we consolidate and report in our financial statements as Noncontrolling Interest.

We completed the following financing activities during the year ended December 31, 2023:

- We declared an annual cash dividend of $1.28 per common share or Unit, an increase of 8.5% from 2022.

- At December 31, 2023, we had $449.8 million available for additional borrowings under our Unsecured Credit Facility and cash and cash equivalents was $42.9 million, after excluding our Joint Venture minority partner's share of cash and cash equivalents that we consolidate and report in our financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Comparison of Year Ended December 31, 2023 to Year Ended December 31, 2022

Our net income was $285.8 million and $381.6 million for the years ended December 31, 2023 and 2022, respectively.

The tables below summarize our revenues, property expenses and depreciation and other amortization by various categories for the years ended December 31, 2023 and 2022. Same store properties are properties owned prior to January 1, 2022 and held as an in-service property through December 31, 2023 and developments and redevelopments that were placed in service prior to January 1, 2022. Properties which are at least 75% occupied at acquisition are placed in service, unless we anticipate the tenants to move out within the first two years of ownership. Acquisitions that are less than 75% occupied at the date of acquisition, developments and redevelopments are placed in service as they reach the earlier of (a) stabilized occupancy (defined as 90% occupied), or (b) one year subsequent to acquisition or development/redevelopment construction completion. Acquired properties with occupancy greater than 75% at acquisition, but with tenants that we anticipate will move out within two years of ownership, will be placed in service upon the earlier of reaching 90% occupancy or twelve months after move out. Properties are moved from the same store classification to the redevelopment classification when capital expenditures for a project are estimated to exceed 25% of the undepreciated gross book value of the property. Acquired properties are properties that were acquired subsequent to December 31, 2021 and held as an operating property through December 31, 2023. Sold properties are properties that were sold subsequent to December 31, 2021. (Re)Developments include developments and redevelopments that were not: (a) substantially complete 12 months prior to January 1, 2022; or (b) stabilized prior to January 1, 2022. Other revenues are derived from the operations of properties not placed in service under one of the categories discussed above, the operations of our maintenance company, interest income and other miscellaneous revenues. Other property expenses are derived from the operations of properties not placed in service under one of the categories discussed above, the operations of our maintenance company, vacant land expenses and other miscellaneous regional expenses.

Our future financial condition and results of operations, including rental revenues, may be impacted by the future acquisition, (re)development and sale of properties. Our future revenues and expenses may vary materially from historical rates.

For the years ended December 31, 2023 and 2022, the average occupancy rates of our same store properties were 97.4% and 98.0%, respectively.

	2023	2022	$ Change	% Change
	(In thousands)			
REVENUES				
Same Store Properties	$ 519,477	$ 483,976	$ 35,501	7.3 %
Acquired Properties	10,434	5,029	5,405	107.5 %
Sold Properties	5,691	17,699	(12,008)	(67.8)%
(Re) Developments	56,204	20,241	35,963	177.7 %
Other	22,221	12,984	9,237	71.1 %
Total Revenues	$ 614,027	$ 539,929	$ 74,098	13.7 %

Revenues from same store properties increased $35.5 million primarily due to increases in rental rates and tenant recoveries, offset by a slight decrease in occupancy. Revenues from acquired properties increased $5.4 million due to the 15 industrial properties acquired subsequent to December 31, 2021 totaling approximately 0.6 million square feet of GLA. Revenues from sold properties decreased $12.0 million due to the 20 industrial properties sold subsequent to December 31, 2021 totaling approximately 3.2 million square feet of GLA. Revenues from (re)developments increased $36.0 million due to an increase in occupancy and tenant recoveries. Revenues from other increased $9.2 million due to joint venture fees, legal settlement proceeds, interest income earned on cash balances, revenues from income-producing land parcels for which our ultimate intent, for the majority of the land parcels, is to redevelop or develop in the future and revenues related to acquisitions that were not yet stabilized at December 31, 2021 and therefore are not yet included in the same store pool.

	2023	2022	$ Change	% Change
		(In thousands)		
PROPERTY EXPENSES				
Same Store Properties	$ 127,967	$ 119,955	$ 8,012	6.7 %
Acquired Properties	2,271	1,061	1,210	114.0 %
Sold Properties	1,271	4,048	(2,777)	(68.6)%
(Re) Developments	16,951	3,592	13,359	371.9 %
Other	17,195	15,007	2,188	14.6 %
Total Property Expenses	$ 165,655	$ 143,663	$ 21,992	15.3 %

Property expenses include real estate taxes, repairs and maintenance, property management, utilities, insurance and other property related expenses. Property expenses from same store properties increased $8.0 million primarily due to increases in real estate tax expense and insurance expense. Property expenses from acquired properties increased $1.2 million due to properties acquired subsequent to December 31, 2021. Property expenses from sold properties decreased $2.8 million due to properties sold subsequent to December 31, 2021. Property expenses from (re)developments increased $13.4 million primarily due to the substantial completion of developments. Property expenses from other increased $2.2 million primarily due to an increase in real estate tax expense related to land parcels purchased in 2022 and 2023 and an increase in certain miscellaneous expenses.

General and administrative expense increased by $3.1 million, or 9.3%, due to an increase in compensation and other professional costs.

Joint Venture development services expense increased by $2.8 million, or 303.4%, for the year ended December 31, 2023, which primarily relates to expenses paid to a third party to assist with the development of properties in the Joint Venture.

	2023	2022	$ Change	% Change
		(In thousands)		
DEPRECIATION AND OTHER AMORTIZATION				
Same Store Properties	$ 129,427	$ 128,083	$ 1,344	1.0 %
Acquired Properties	4,475	2,627	1,848	70.3 %
Sold Properties	814	3,933	(3,119)	(79.3)%
(Re) Developments	23,455	9,198	14,257	155.0 %
Corporate Furniture, Fixtures and Equipment and Other	4,780	3,579	1,201	33.6 %
Total Depreciation and Other Amortization	$ 162,951	$ 147,420	$ 15,531	10.5 %

Depreciation and other amortization from same store properties remained relatively unchanged. Depreciation and other amortization from acquired properties increased $1.8 million due to properties acquired subsequent to December 31, 2021. Depreciation and other amortization from sold properties decreased $3.1 million due to properties sold subsequent to December 31, 2021. Depreciation and other amortization from (re)developments increased $14.3 million primarily due to an increase in depreciation and amortization related to completed developments. Depreciation from corporate furniture, fixtures and equipment and other increased $1.2 million primarily due to depreciation and amortization related to properties acquired that were not yet stabilized at December 31, 2021 and therefore are not yet included in the same store pool.

For the year ended December 31, 2023, we recognized $95.7 million of gain on sale of real estate related to the sale of eleven industrial properties comprising approximately 1.0 million square feet of GLA and two land parcels. For the year ended December 31, 2022, we recognized $128.3 million of gain on sale of real estate related to the sale of nine industrial properties comprising approximately 2.2 million square feet of GLA and one land parcel.

Interest expense increased $25.3 million, or 51.7%, primarily due to an increase in the weighted average interest rate for the year ended December 31, 2023 (4.05%) as compared to the year ended December 31, 2022 (3.41%), an increase in the weighted average debt balance outstanding for the year ended December 31, 2023 ($2,175.0 million) as compared to the year ended December 31, 2022 ($1,917.4 million) and a decrease in capitalized interest of $2.5 million caused by a decrease in development projects eligible for capitalization during the year ended December 31, 2023 as compared to the year ended December 31, 2022.

Amortization of debt issuance costs increased $0.4 million, or 13.8%, primarily due to debt issuance costs incurred during the year ended December 31, 2022 related to the issuance of a $300.0 million term loan.

Equity in income of joint venture decreased $82.7 million, or 72.0%, due to a decrease in our pro-rata share of gain from the sale of real estate by the Joint Venture and incentive fees related to the Joint Venture, partially offset by an increase in rental and interest income we earned from the Joint Venture. These amounts include our partner's 6% interest in the Joint Venture that we consolidate and report within our financial statements.

Income tax expense decreased $14.7 million, or 62.8%, primarily due to decreases in our share of taxable gains and incentive fees from the Joint Venture, partially offset by an increase in our share of equity in income from the Joint Venture related to increases in rental and interest income recognized by the Joint Venture.

Comparison of Year Ended December 31, 2022 to Year Ended December 31, 2021

A discussion of changes in our results of operations between 2022 and 2021 can be found in "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations - Comparison of Year Ended December 31, 2022 to Year Ended December 31, 2021" of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

Critical Accounting Policies

A critical accounting policy is one that involves an estimate or assumption that is subjective and requires management judgment about the effect of a matter that is inherently uncertain and material to an entity's financial condition and results of operations. Of the significant accounting policies discussed in Note 2 to the Consolidated Financial Statements, we believe the following policies relate to the more significant judgments and estimates used in the preparation of our Consolidated Financial Statements:

- *Acquisitions of Real Estate Assets:* We allocate the purchase price of acquired real estate, including real estate acquired as a portfolio, based upon the fair value of the assets acquired and liabilities assumed, which generally consists of land, buildings, tenant improvements, construction in progress, leasing commissions and deferred lease intangible assets and liabilities. The purchase price is allocated to the fair value of the tangible assets of an acquired property by valuing the property as if it were vacant. The determination of fair value includes the use of significant assumptions such as land comparables, discount rates, terminal capitalization rates and market rent assumptions. Acquired above and below market lease intangibles are valued based on the present value of the difference between prevailing market rental rates and the in-place rental rates measured over a period equal to the remaining term of the lease for above market leases or the remaining term of the lease plus the term of any below market fixed rate renewal options for below market leases. The purchase price is further allocated to in-place lease values based on an estimate of the lease revenue received during a reasonable lease-up period as if the property was vacant on the date of acquisition.

- *Impairment of Real Estate Assets:* We review the carrying value of our long-lived real estate assets for possible impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. The judgments regarding the existence of indicators of impairment are based on the operating performance, market conditions, as well as our ability to hold and our intent with regard to each property. The judgments regarding whether the carrying amounts of these assets may not be recoverable are based on estimates of future undiscounted cash flows from properties which include estimates of future operating performance and market conditions. If any real estate investment is considered permanently impaired, a loss is recorded to reduce the carrying value of the property to its estimated fair value. The impairment assessment and fair value measurement requires the use of estimates and assumptions related to the timing and amounts of cash flow projections, discount rates and terminal capitalization rates.

Liquidity and Capital Resources

Cash Flow Activity

The following table summarizes our cash flow activity for the Company for the years ended December 31, 2023 and 2022:

	Year Ended December 31,	
	2023	2022
	(In thousands)	
Net cash provided by operating activities	$ 304,815	$ 410,943
Net cash used in investing activities	(378,306)	(629,108)
Net cash (used in) provided by financing activities	(27,783)	304,503

The following table summarizes our cash flow activity for the Operating Partnership for the years ended December 31, 2023 and 2022:

	Year Ended December 31,	
	2023	2022
	(In thousands)	
Net cash provided by operating activities	$ 304,813	$ 410,897
Net cash used in investing activities	(378,306)	(629,108)
Net cash (used in) provided by financing activities	(27,781)	304,549

Changes in cash flow for the year ended December 31, 2023, compared to the prior year are described as follows:

Operating Activities: Cash provided by operating activities decreased $106.1 million, primarily due to the following:

- decrease in distributions from our Joint Venture of $110.6 million in 2023 as compared to 2022 due to funds received from a sale of real estate from our Joint Venture;

- increase of $25.3 million in interest expense; and

- decrease in accounts payable, accrued expenses, other liabilities, rents received in advance and security deposits due to timing of cash payments; offset by:

  ◦ increase in net operating income from same store properties, acquired properties and recently developed properties of $54.3 million, offset by a decrease in net operating income due to the disposition of real estate of $9.2 million; and

  ◦ decrease of $14.7 million in income tax provision.

Investing Activities: Cash used in investing activities decreased $250.8 million, primarily due to the following:

- decrease of $334.7 million related to the acquisition, development and investment in real estate attributable to fewer acquisitions and a reduction in expenditures related to developments under construction during the year ended December 31, 2023 as compared to the year ended December 31, 2022; and

- decrease of $4.3 million in escrow deposits; offset by:

  ◦ decrease of $55.0 million in net proceeds received from the disposition of real estate in 2023 as compared to 2022; and

  ◦ decrease of $36.1 million in net distributions from our Joint Venture in 2023 as compared to 2022.

Financing Activities: Cash used in financing activities was $27.8 million for the year ended December 31, 2023 as compared to $304.5 million provided by financing activities for the year ended December 31, 2022, resulting in a decrease of cash provided by financing activities of $332.3 million, primarily due to the following:

- decrease of $465.0 million in proceeds from refinancing the expiring $260.0 million unsecured term loan with a $425.0 million unsecured term loan in 2022 and $300.0 million related to the new unsecured term loan we entered into in 2022;

- increase in dividend and unit distributions of $14.0 million due to the Company increasing the dividend rate in 2023 as well as an increase in common shares and Units outstanding;

- decrease of $12.8 million related to net proceeds from the issuance of 218,230 shares of the Company's common stock under our ATM in 2022; and

- increase in distributions to noncontrolling interests of $7.1 million in 2023 as compared to 2022; offset by:

  ◦ increase in net borrowings under our Unsecured Credit Facility of $92.0 million in 2023 as compared to 2022;

  ◦ decrease in repayments of mortgage loans payable of $69.1 million in 2023 compared to 2022; and

  ◦ decrease in debt issuance costs of $5.1 million related to the $425.0 million unsecured term loan refinancing and $300.0 million unsecured term loan issuance.

Material Cash Requirements

At December 31, 2023, our cash and cash equivalents were $42.9 million, after excluding our Joint Venture partner's share of cash and cash equivalents that we consolidate and report in our financial statements. We also had $449.8 million available for additional borrowings under our Unsecured Credit Facility as of December 31, 2023.

We have considered our short-term (through December 31, 2024) liquidity needs and the adequacy of our estimated cash flow from operations and other expected liquidity sources to meet these needs. We believe that our principal short-term liquidity needs are to fund normal recurring expenses, property acquisitions, developments, renovations, expansions and other nonrecurring capital improvements, debt service requirements, the minimum distributions required to maintain the Company's REIT qualification under the Code and distributions approved by the Company's Board of Directors. We anticipate that these needs will be met with cash flows provided by operating activities as well as the disposition of select assets. These needs may also be met by the issuance of other debt or equity securities, subject to market conditions or borrowings under our Unsecured Credit Facility.

We expect to meet long-term (after December 31, 2024) liquidity requirements such as property acquisitions, developments, scheduled debt maturities, major renovations, expansions and other nonrecurring capital improvements through long-term unsecured and secured indebtedness, the disposition of select assets and the issuance of additional equity or debt securities, subject to market conditions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We believe that we were in compliance with our financial covenants as of December 31, 2023, and we anticipate that we will be able to operate in compliance with our financial covenants in 2024. However, these financial covenants are complex and there can be no assurance that these provisions would not be interpreted by our lenders and noteholders in a manner that could impose and cause us to incur material costs and our access to borrowings on our Unsecured Credit Facility may be limited if we fail to meet any of these covenants. Total debt, exclusive of unamortized debt issuance costs and unamortized discounts, at December 31, 2023 and 2022 is detailed below.

	Weighted Average Interest Rate at December 31, 2023	Outstanding Balance at		Weighted Average Maturity in Years at December 31, 2023
		December 31, 2023	December 31, 2022	
		(In thousands)		
Mortgage Loan Payable [A]	4.17%	$ 9,978	$ 10,299	4.7
Senior Unsecured Notes, Gross				
Senior Unsecured Bonds [A]	7.58%	48,571	48,571	5.3
Private Placement Notes [A]	3.66%	950,000	950,000	6.0
Subtotal		998,571	998,571	
Unsecured Term Loans, Gross				
2021 Unsecured Term Loan [B]	1.81%	200,000	200,000	2.5
2022 Unsecured Term Loan [C]	3.64%	425,000	425,000	3.8
2022 Unsecured Term Loan II [D]	4.88%	300,000	300,000	3.6
Subtotal		925,000	925,000	
Unsecured Credit Facility [E]	6.19%	299,000	143,000	2.5
Total Debt		$ 2,232,549	$ 2,076,870	

[A] These loans have a fixed interest rate.

[B] The interest rate is based on SOFR, plus a 0.10% SOFR adjustment, plus a credit spread of 0.85%. We have interest rate swaps, with an aggregate notional value of $200.0 million, that effectively fix the SOFR rate that results in an all-in interest rate of 1.81% at December 31, 2023. These interest rate swaps mature in February 2026.

[C] The interest rate is based on SOFR, plus a 0.10% SOFR adjustment, plus a credit spread of 0.85%. We have interest rate swaps, with an aggregate notional value of $425.0 million, that effectively fix the SOFR rate that results in an all-in interest rate of 3.64% at December 31, 2023. These interest rate swaps mature in September 2027.

[D] The interest rate is based on SOFR, plus a 0.10% SOFR adjustment, plus a credit spread of 0.85%. We have interest rate swaps, with an aggregate notional value of $300.0 million, that effectively fix the SOFR rate that results in an all-in interest rate of 4.88% at December 31, 2023. These interest rate swaps mature in December 2025 ($150.0 million notional) and August 2027 ($150.0 million notional). Weighted average maturity reflected in the table above assumes we extended the maturity pursuant to two, one-year extension options, subject to certain conditions.

[E] The interest rate is a variable rate based on SOFR, plus a 0.10% SOFR adjustment, plus a credit spread of 0.775% and a facility fee of 15 basis points. Our balance under our Unsecured Credit Facility changes depending on our cash needs and the interest rate and facility fee are each subject to adjustment based on our leverage and investment grade rating. Weighted average maturity reflected in the table above assumes we extended the maturity pursuant to two, six-month extension options, subject to certain conditions. As of February 14, 2024, we had approximately $409.9 million available for additional borrowings under our Unsecured Credit Facility.

As of December 31, 2023, our senior unsecured notes have been assigned credit ratings from Standard & Poor's, Moody's and Fitch Ratings of BBB/Stable, Baa2/Stable and BBB/Stable, respectively. A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time by the rating organization. In the event of a downgrade, we believe we would continue to have access to sufficient capital; however, our cost of borrowing would increase and our ability to access certain financial markets may be limited.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our other material cash requirements from known contractual and other obligations as of December 31, 2023 include an estimate of remaining payments on the completion of development projects under construction for the Company of $113.8 million which includes all costs necessary to place the properties into service. In addition, the remaining estimated equity that the Company will need to contribute to complete the development projects in our Joint Venture is approximately $7.9 million. The majority of the construction costs and our proportionate share of equity contributions to the Joint Venture need to be funded in one year or less.

Off-Balance Sheet Arrangements

At December 31, 2023, we had letters of credit and performance bonds outstanding amounting to $20.7 million in the aggregate. The letters of credit and performance bonds are not reflected as liabilities on our balance sheet. We have no other off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, results of operation or liquidity and capital resources.

Environmental

We paid approximately $0.7 million and $0.6 million during the years ended December 31, 2023 and 2022, respectively, related to environmental expenditures. We estimate 2024 expenditures of approximately $2.1 million which has been accrued at December 31, 2023. We estimate that the aggregate expenditures which need to be expended in 2024 and beyond with regard to currently identified environmental issues will not exceed approximately $5.5 million which has been accrued at December 31, 2023.

Inflation

Prior to 2021, inflation had been low and had a minimal impact on the operating performance of our industrial properties in our markets of operation; however, inflation significantly increased in 2021 and 2022 and, while it moderated in 2023, it could increase in the future. Many of our leases contain provisions designed to mitigate the adverse impact of inflation, including contractual rent escalations and requirements for tenants to pay their proportionate share of property operating expenses, including common area expenses, utilities, insurance, and real estate taxes, and certain capital expenditures related to the maintenance of our properties, thereby reducing our exposure to increases in property operating expenses resulting from inflation. However, under our leases we typically have exposure to increases in non-reimbursable property operating expenses, including expenses incurred related to vacant premises. In addition, we believe that some of the existing rental rates under our leases subject to renewal are below current market rates for comparable space and that upon renewal or re-leasing, such rates may be increased to be consistent with, or closer to, current market rates, which may also offset our exposure to inflationary expense pressures related to our leased properties. We also have exposure to inflation with respect to our development portfolio, as increases in materials and other costs related to our development activities make it more expensive to develop properties. With respect to our outstanding indebtedness, we periodically evaluate our exposure to interest rate fluctuations, and may continue to enter into derivatives that mitigate, but do not eliminate, the impact of changes in interest rates on our Unsecured Credit Facility.

Market Risk

The following discussion about our risk-management activities includes "forward-looking statements" that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. Our business subjects us to market risk from interest rates, as described below.

Interest Rate Risk

The following analysis presents the hypothetical gain or loss in earnings, cash flows or fair value of the financial instruments and derivative instruments which are held by us at December 31, 2023 that are sensitive to changes in interest rates. While this analysis may have some use as a benchmark, it should not be viewed as a forecast.

In the normal course of business, we also face risks that are either non-financial or non-quantifiable. Such risks principally include credit risk and legal risk and are not represented in the following analysis.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

At December 31, 2023, $1,933.5 million or 86.6% of our total debt, excluding unamortized debt issuance costs, was fixed rate debt. As of the same date, $299.0 million or 13.4% of our total debt, excluding unamortized debt issuance costs, was variable rate debt. At December 31, 2022, $1,933.8 million or 93.1% of our total debt, excluding unamortized debt issuance costs, was fixed rate debt. As of the same date, $143.0 million or 6.9% of our total debt, excluding unamortized debt issuance costs, was variable rate debt. At December 31, 2023 and 2022, the fixed rate debt amounts include variable rate debt that has been effectively swapped to a fixed rate through the use of derivative instruments with an aggregate notional amount outstanding of $925.0 million that mitigate our exposure to our Unsecured Term Loans' variable interest rates, which are currently based on SOFR. The use of derivative financial instruments allows us to manage risks of increases in interest rates with respect to the effect these fluctuations would have on our earnings and cash flows. We designated all of the swaps related to our Unsecured Term Loans as cash flow hedges. Currently, we do not enter into financial instruments for trading or other speculative purposes. See Material Cash Requirements for further details on the derivative instruments. As of December 31, 2023 and 2022, the estimated fair value of our debt was approximately $2,135.7 million and $1,945.4 million, respectively, based on our estimate of the then-current market interest rates.

For fixed rate debt, changes in interest rates generally affect the fair value of the debt, but not our earnings or cash flows. Conversely, for variable rate debt, changes in the base interest rate used to calculate the all-in interest rate generally do not impact the fair value of the debt, but would affect our future earnings and cash flows. The interest rate risk and changes in fair market value of fixed rate debt generally do not have a significant impact on us until we are required to refinance such debt. See Note 4 to the Consolidated Financial Statements for a discussion of the maturity dates of our various fixed rate debt.

Our variable rate debt is subject to risk based upon prevailing market interest rates. If the SOFR and LIBOR rates relevant to our variable rate debt were to have increased 10%, we estimate that our interest expense during the years ended December 31, 2023 and 2022 would have increased by approximately $1.3 million and $0.8 million, respectively, based on our average outstanding floating-rate debt during the years ended December 31, 2023 and 2022. Additionally, if weighted average interest rates on our fixed rate debt were to have increased by 10% due to refinancing, interest expense would have increased by approximately $7.5 million and $5.5 million during the years ended December 31, 2023 and 2022.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Supplemental Earnings Measure

Investors in and industry analysts following the real estate industry utilize funds from operations ("FFO") and net operating income ("NOI") as supplemental operating performance measures of an equity REIT. Historical cost accounting for real estate assets in accordance with accounting principles generally accepted in the United States of America ("GAAP") implicitly assumes that the value of real estate assets diminishes predictably over time through depreciation. Since real estate values instead have historically risen or fallen with market conditions, many industry analysts and investors prefer to supplement operating results that use historical cost accounting with measures such as FFO and NOI, among others. We provide information related to FFO and same store NOI ("SS NOI") both because such industry analysts are interested in such information, and because our management believes FFO and SS NOI are important performance measures. FFO and SS NOI are factors used by management in measuring our performance, including for purposes of determining the compensation of our executive officers under our 2023 incentive compensation plan.

Neither FFO nor SS NOI should be considered as a substitute for net income, or any other measures derived in accordance with GAAP. Neither FFO nor SS NOI represents cash generated from operating activities in accordance with GAAP and neither should be considered as an alternative to cash flow from operating activities as a measure of our liquidity, nor is either indicative of funds available for our cash needs, including our ability to make cash distributions.

Funds From Operations

The National Association of Real Estate Investment Trusts ("NAREIT") has recognized and defined for the real estate industry a supplemental measure of REIT operating performance, FFO, that excludes historical cost depreciation, among other items, from net income determined in accordance with GAAP. FFO is a non-GAAP financial measure. FFO is calculated by us in accordance with the definition adopted by the Board of Governors of NAREIT and therefore may not be comparable to other similarly titled measures of other companies.

Management believes that the use of FFO available to common stockholders and participating securities, combined with net income (which remains the primary measure of performance), improves the understanding of operating results of REITs among the investing public and makes comparisons of REIT operating results more meaningful. Management believes that, by excluding gains or losses related to sales of real estate assets, real estate asset depreciation and amortization and impairment of real estate, investors and analysts are able to identify the operating results of the long-term assets that form the core of a REIT's activity and use these operating results for assistance in comparing these operating results between periods or to those of different companies.

The following table shows a reconciliation of net income available to common stockholders and participating securities to the calculation of FFO available to common stockholders and participating securities as follows:

	Year Ended December 31,				
	2023	2022	2021	2020	2019
	(In thousands)				
Net Income Available to First Industrial Realty Trust, Inc.'s Common Stockholders and Participating Securities	$274,816	$359,134	$270,997	$195,989	$238,775
Adjustments:					
Depreciation and Other Amortization of Real Estate	162,098	146,448	130,062	128,814	120,516
Gain on Sale of Real Estate	(95,650)	(128,268)	(150,310)	(86,751)	(124,942)
Gain on Sale of Real Estate from Joint Ventures	(28,034)	(115,024)	—	(4,443)	(16,714)
Income Tax Provision - Allocable to Gain on Sale of Real Estate, Including Joint Ventures	7,311	23,658	4,853	2,198	3,095
Noncontrolling Interest Share of Adjustments	2,126	15,222	357	(843)	406
Funds from Operations Available to First Industrial Realty Trust, Inc.'s Common Stockholders and Participating Securities	$322,667	$301,170	$255,959	$234,964	$221,136

Same Store Net Operating Income

SS NOI is a non-GAAP financial measure that provides a measure of rental operations and, as calculated by us, that does not factor in joint venture fees, depreciation and amortization, general and administrative expense, joint venture development services expense, interest expense, equity in income and loss from joint ventures, income tax benefit and provision and gains and losses on the sale of real estate. We define SS NOI as revenues minus property expenses such as real estate taxes, repairs and maintenance, property management, utilities, insurance and other expenses, minus the NOI of properties that are not same store properties and minus the impact of straight-line rent, the amortization of above/below market leases and lease termination fees. As so defined, SS NOI may not be comparable to same store net operating income or similar measures reported by other REITs that define same store properties or NOI differently. The major factors influencing SS NOI are occupancy levels, rental rate increases or decreases and tenant recoveries increases or decreases. Our success depends largely upon our ability to lease space and to recover the operating costs associated with those leases from our tenants.

The following table shows a reconciliation of the same store revenues and property expenses disclosed in the results of operations (and reconciled to revenues and expenses reflected on the statements of operations) to SS NOI for the years ended December 31, 2023 and 2022.

	Year Ended December 31,	
	2023	2022
	(In thousands)	
Same Store Revenues	$ 519,477	$ 483,976
Same Store Property Expenses	(127,967)	(119,955)
Same Store Net Operating Income Before Same Store Adjustments	$ 391,510	$ 364,021
Same Store Adjustments:		
Straight-line Rent	(11,486)	(12,254)
Above (Below) Market Lease Amortization	(1,232)	(1,034)
Lease Termination Fees	(309)	(118)
Same Store Net Operating Income	$ 378,483	$ 350,615

Subsequent Events

From January 1, 2024 to February 14, 2024, we sold five industrial buildings and one land parcel for a sales price of approximately $33.0 million, excluding transaction costs.

RISK FACTORS

Our operations involve various risks that could adversely affect our business, including our financial condition, our results of operations, our cash flow, our liquidity, our ability to make distributions to holders of the Company's common stock and the Operating Partnership's Units, the market price of the Company's common stock and the market value of the Units. These risks, among others contained in our other filings with the SEC, include:

Risks Related to our Business:

Real estate investments fluctuate in value depending on conditions in the general economy and the real estate industry. These conditions may limit our revenues and available cash.

The factors that affect the value of our real estate and the revenues we derive from our properties include, among other things:

- general economic conditions;

- local, regional, national and international economic conditions and other events and occurrences that affect the markets in which we own properties;

- local conditions such as oversupply or a reduction in demand;

- increasing labor and material costs;

- the ability to collect on a timely basis all rents from tenants;

- changes in tenant operations, real estate needs and credit;

- changes in interest rates and in the availability, cost and terms of financing;

- zoning or other legislative and regulatory restrictions;

- competition from other available real estate;

- operating costs, including maintenance, insurance premiums and real estate taxes; and

- other factors that are beyond our control.

Our investments in real estate assets are concentrated in the industrial sector, and the demand for industrial space in the United States is related to the level of economic output. Accordingly, reduced economic output may lead to lower occupancy rates for our properties. In addition, if any of our tenants experiences a downturn in its business that weakens its financial condition, delays lease commencement, fails to make rental payments when due, becomes insolvent or declares bankruptcy, the result could be a termination of the tenant's lease, which could adversely affect our cash flow from operations. These factors may be amplified by a disruption of financial markets or more general economic conditions.

General economic conditions and other events or occurrences that affect areas in which our properties are geographically concentrated may impact financial results.

We are exposed to the economic conditions and other events and occurrences in the local, regional and national geographies in which we own properties. We are also impacted by global events and occurrences. Our operating performance is further impacted by the economic conditions of the specific markets in which we have concentrations of properties.

At December 31, 2023, operating properties located in California (Northern California and Southern California markets) and Pennsylvania represented 24.8% and 11.2%, respectively, of our consolidated net operating income for the year ended December 31, 2023. Our revenues from, and the value of, our properties located in California and Pennsylvania may be affected by local real estate conditions (such as an oversupply of or reduced demand for industrial properties) and the local economic climate. Business layoffs, downsizing, industry slowdowns, changing demographics and other factors may adversely impact California's and Pennsylvania's economic climate. Because of the investments we have located in California and Pennsylvania, a downturn in California's or Pennsylvania's economy or changes to factors affecting the real estate market, including changes to state income tax and property tax laws, could adversely affect our business.

RISK FACTORS

No other market besides California and Pennsylvania contributed more than 10% of our total consolidated net operating income for the year ended December 31, 2023. Our operating performance could be adversely affected if conditions become less favorable in any of the markets in which we have a concentration of properties. Conditions such as an oversupply of logistics space or a reduction in demand for logistics space, among other factors, may impact operating conditions. Any material oversupply of logistics space or material reduction in demand for logistics space could adversely affect our overall business.

Many real estate costs are fixed, even if income from properties decreases.

Our financial results depend on leasing space to tenants on terms favorable to us. Our income and funds available for distribution to our stockholders and unitholders will decrease if a significant number of our tenants cannot pay their rent or we are unable to lease properties on favorable terms. In addition, if a tenant does not pay its rent, we may not be able to enforce our rights as landlord without delays and we may incur substantial legal costs. Costs associated with real property, such as real estate taxes and maintenance costs, generally are not reduced when circumstances cause a reduction in income from the property. Tenants may declare bankruptcy, resulting in limited remedies and rejection of leases.

We may be unable to renew leases or find other tenants on advantageous terms or at all.

We are subject to the risks that, upon expiration, leases may not be renewed, the space subject to such leases may not be relet or the terms of renewal or reletting, including the cost of required renovations, may be less favorable than the expiring lease terms. If we were unable to promptly renew a significant number of expiring leases or to promptly relet the spaces covered by such leases, or if the rental rates upon renewal or reletting were significantly lower than the current rates, our financial condition, results of operation, cash flow and ability to make distributions to our stockholders and unitholders, the market price of the Company's common stock and the market value of the Units could be adversely affected.

We may be unable to acquire real estate on advantageous terms or acquisitions may not perform as we expect.

We have routinely acquired real estate from third parties as conditions warrant and, as part of our business, we intend to continue to do so. The acquisition of properties entails various risks, including risks that our investments may not perform as expected and that our cost estimates for bringing an acquired property up to market standards, if necessary, may prove inaccurate. Further, we face significant competition for attractive investment opportunities from other well-capitalized real estate investors, including publicly-traded REITs and private investors. This competition increases as investments in real estate become attractive relative to other forms of investment. As a result of competition, we may be unable to acquire additional real estate and purchase prices may increase. In addition, we expect to finance future acquisitions through a combination of borrowings under the Unsecured Credit Facility, proceeds from equity or debt offerings and debt originations and proceeds from property sales, which may not be available.

The seller of a property often sells such property in its "as is" condition on a "where is" basis and "with all faults," without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of properties with limited warranties increases the risk that we may lose some or all of our invested capital in the property as well as the loss of rental income from that property.

Any of the above risks could adversely affect our financial condition, results of operations, cash flow and ability to make distributions to our stockholders and unitholders, the market price of the Company's common stock and the market value of the Units.

We may be unable to sell properties when appropriate or at all because real estate investments are not as liquid as certain other types of assets.

Real estate investments generally cannot be sold quickly, which could limit our ability to adjust our property portfolio in response to changes in economic conditions or in the performance of the portfolio. This could adversely affect our financial condition and our ability to service debt and make distributions to our stockholders and unitholders. In addition, like other companies qualifying as REITs under the Code, our ability to sell assets may be restricted by tax laws that potentially result in punitive taxation on asset sales that fail to meet certain safe harbor rules or other criteria established under case law.

RISK FACTORS

We may be unable to sell properties on advantageous terms.

We have routinely sold properties to third parties as conditions warrant and, as part of our business, we intend to continue to do so. However, our ability to sell properties on advantageous terms depends on factors beyond our control, including competition from other sellers and the availability of attractive financing for potential buyers. If we are unable to sell properties on favorable terms or to redeploy the proceeds in accordance with our business strategy, then our financial condition, results of operations, cash flow and ability to make distributions to our stockholders and unitholders, the market price of the Company's common stock and the market value of the Units could be adversely affected. Further, if we sell properties by providing financing to purchasers, defaults by the purchasers would adversely affect our operations and financial condition.

We may be unable to complete development and re-development projects on advantageous terms.

As part of our business, we develop new properties and re-develop existing properties as conditions warrant. This part of our business involves significant risks, including the following:

- we may not be able to obtain financing for these projects on favorable terms;

- we may have delays in obtaining construction materials and may be subject to increases in costs of materials;

- we may not complete construction on schedule or within budget;

- we may not be able to obtain, or may experience delays in obtaining, all necessary zoning, land-use, building, occupancy and other governmental permits and authorizations;

- contractor and subcontractor disputes, strikes, lack of available labor, labor disputes or supply chain disruptions may occur; and

- properties may perform below anticipated levels, producing cash flow below budgeted amounts, which may result in us paying too much for a property, cause the property to not be profitable and limit our ability to sell such properties to third parties.

To the extent these risks result in increased debt service expense, construction costs and delays in budgeted leasing, they could adversely affect our financial condition, results of operations, cash flow and ability to make distributions to our stockholders and unitholders, the market price of the Company's common stock and the market value of the Units.

We may incur unanticipated costs and liabilities due to environmental problems.

Under various federal, state and local laws and regulations, we may, as a current or previous owner, developer or operator of real estate, be liable for the costs of clean-up of certain conditions relating to the presence of hazardous or toxic materials on, in or emanating from a property and any related damages to natural resources. Environmental laws and regulations often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of hazardous or toxic materials. The presence of such materials, or the failure to address those conditions properly, may adversely affect our ability to rent or sell a property or to borrow using a property as collateral. The disposal or treatment of hazardous or toxic materials, or the arrangement of such disposal or treatment, may cause us to be liable for the costs of clean-up of such materials or for related natural resource damages occurring at or emanating from an off-site disposal or treatment facility, whether or not the facility is owned or operated by us. No assurance can be given that existing environmental assessments with respect to any of our properties reveal all environmental liabilities, that any prior owner or operator of any of our properties did not create any material environmental condition not known to us or that a material environmental condition does not otherwise exist as to any of our properties. Moreover, there can be no assurance that (i) changes to existing laws and regulations will not impose any material environmental liability or (ii) the current environmental condition of our properties will not be affected by customers, by the condition of land or operations in the vicinity of our properties (such as releases from underground storage tanks), or by third parties unrelated to us.

RISK FACTORS

All of our properties were subject to a Phase I or similar environmental assessment by independent environmental consultants at the time of acquisition. Phase I assessments are intended to discover and evaluate information regarding the environmental condition of the surveyed property and surrounding properties. Phase I assessments do not include soil sampling or subsurface investigation, sampling and remediation and typically do not include an asbestos survey. While some of these assessments have led to further investigation and sampling, none of our environmental assessments of our properties have revealed an environmental liability that we believe would have a material adverse effect on our business, financial condition or results of operations taken as a whole. However, we cannot give any assurance that such conditions do not exist or may not arise in the future. Material environmental conditions, liabilities or compliance concerns may arise after the environmental assessment has been completed.

Environmental laws and regulations in the U.S. also require that owners or operators of buildings containing asbestos properly manage the asbestos, adequately inform or train those who may come into contact with asbestos and undertake special precautions, including removal or other abatement, in the event that asbestos is disturbed during building renovation or demolition. These laws and regulations may impose fines and penalties on building owners or operators who fail to comply with these requirements and may allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos. Some of our properties may contain asbestos-containing building materials.

We have a portfolio environmental insurance policy that provides coverage for certain potential unknown environmental liabilities, subject to the policy's coverage conditions and limitations. Such policy may not be able to be renewed or may be subject to additional restrictions, limitations or be insufficient to fully respond to a loss. From time to time, we may acquire properties or interests in properties, with known adverse environmental conditions where we believe that the environmental liabilities associated with these conditions are quantifiable and that the acquisition will yield a superior risk-adjusted return. In such an instance, we underwrite the costs of environmental investigation, clean-up and monitoring into the cost. Further, in connection with property dispositions, we may agree to remain responsible for, and to bear the cost of, remediating or monitoring certain environmental conditions on the properties.

We may incur significant costs complying with various federal, state and local laws and regulations that are applicable to our properties.

We may incur significant costs complying with various federal, state and local laws and regulations that are applicable to our properties including, without limitation, those related to the Americans with Disabilities Act of 1990 (the "ADA"), state and local fire and safety regulations, and greenhouse gas emissions. We may be required to make substantial improvements or capital expenditures, or implement operational changes, to comply with applicable laws and regulations, and we may not be able to effectively pass on these additional costs to our tenants. Noncompliance with these laws and regulations, including but not limited to, the ADA, could result in the imposition of fines or the award of damages or attorneys' fees to private litigants. Any such laws or regulations could also impose substantial costs on our tenants, thereby impacting the financial condition of our tenants and their ability to meet their lease obligations and to lease or re-lease our properties. There can be no assurance that existing laws and regulatory policies will not adversely affect us or the timing or cost of any future acquisitions or renovations, or that additional laws or regulation will not be adopted that increase such delays or result in additional costs. If we incur substantial costs to comply with applicable laws or regulations, our financial condition, results of operations, cash flow, our ability to satisfy debt service obligations and to make distributions to our stockholders and unitholders, the market price of the Company's common stock and the market value of the Units could be adversely affected.

Adverse market and economic conditions could cause us to recognize impairment charges.

We regularly review our real estate assets for impairment indicators, such as a decline in a property's occupancy rate, decline in general market conditions or a change in the expected hold period of an asset. If we determine that indicators of impairment are present, we review the properties affected by these indicators to determine whether an impairment charge is required. As a result, we may be required to recognize asset impairment, which could materially and adversely affect our business, financial condition and results of operations. We use considerable judgment in making determinations about impairments, from analyzing whether there are indicators of impairment, to the assumptions used in calculating the fair value of the investment. Accordingly, our subjective estimates and evaluations may not be accurate, and such estimates and evaluations are subject to change or revision.

RISK FACTORS

We could be subject to risks and liabilities in connection with joint venture arrangements.

Our organizational documents do not limit the amount of available funds that we may invest in joint ventures. We currently have and may in the future selectively acquire, own and/or develop properties through joint ventures with other persons or entities when we deem such transactions are warranted by the circumstances. Joint venture investments, in general, involve certain risks not present where we act alone, including: (i) joint venture partners may share certain approval rights over major decisions, which might significantly delay or make impossible actions and decisions we believe are necessary or advisable with respect to properties owned through a joint venture, and/or adversely affect our ability to develop, finance, lease or sell properties owned through a joint venture at the most advantageous time for us, if at all; (ii) joint venture partners might experience financial distress and fail to fund their share of any required capital contributions; (iii) joint venture partners might have economic or other business interests or goals that are competitive or inconsistent with our business interests or goals that would affect our ability to develop, finance, lease, operate, manage or sell any properties owned by the applicable joint venture; (iv) joint venture partners may have the power to act contrary to our policies or objectives, including our current policy with respect to maintaining the Company's qualification as a REIT; (v) joint venture agreements often restrict the transfer of a member's or joint venture's interest or may otherwise restrict our ability to sell our interest when we would like to or on advantageous terms; (vi) disputes between us and our joint venture partners may result in litigation or arbitration that would increase our expenses and prevent our employees, officers and directors from focusing their time and effort on our business and subject the properties owned by the applicable joint venture to additional risk; and (vii) we may in certain circumstances be liable for the actions of our joint venture partners.

The occurrence of one or more of these events could adversely affect our financial condition, results of operations, cash flow and ability to make distributions to our stockholders and unitholders, the market price of the Company's common stock and the market value of the Units.

We own certain properties subject to ground leases that expose us to the loss of such property upon breach or termination of the ground lease.

We own the building and improvements and lease the land underlying the improvements under several long-term ground leases. We could lose our interests in the properties if the ground leases are breached by us, terminated or lapse. As we get closer to the lease termination dates, the values of the properties could decrease without an extension in place. Certain of these ground leases have payments subject to annual escalations and/or periodic fair market value adjustments which could adversely affect our financial condition or results of operations.

We are exposed to the impacts of climate change.

We are exposed to physical risks from changes in climate. We have significant investment in properties in coastal markets such as Southern California, Northern California, Houston and South Florida and have also targeted those markets for future growth. Our properties, especially the coastal market properties, may be exposed to catastrophic weather events, such as severe storms, drought, earthquakes, floods, wildfires or other extreme weather events. If the frequency or severity of extreme weather events increases, our exposure to these events could increase and could impact our tenants' operations and their ability to pay rent. The impacts of climate change on our real estate properties could adversely affect our ability to lease, develop or sell such properties or to borrow using such properties as collateral. We currently carry comprehensive insurance coverage to mitigate our casualty risk, in amounts and of a kind that we believe are appropriate for the markets where each of our properties and their business operations are located. Given climate change risk, we cannot be sure that insurance companies will continue to offer products with sufficient coverage at commercially reasonable rates

RISK FACTORS

Our insurance coverage does not include all potential losses.

Real property is subject to casualty risk including damage, destruction, or loss resulting from events that are unusual, sudden and unexpected. Some of our properties are located in areas where casualty risk is higher due to earthquake, wind, wildfire and/or flood risk. We carry comprehensive insurance coverage to mitigate our casualty risk, in amounts and of a kind that we believe are appropriate for the markets where each of our properties and their business operations are located. Among other coverage, we carry property, boiler and machinery, general liability, cyber liability, fire, flood, terrorism, earthquake, wind storm, owner's protective professional indemnity and rental loss insurance. Our coverage includes policy specifications and limits customarily carried for similar properties and business activities. Our insurance coverage does not insure the total replacement cost of the portfolio. We evaluate our insurance limits and deductibles using analysis and modeling, as is customary in our industry. However, we do not insure against all types of casualty, and we may not fully insure against certain perils including, without limitation, earthquake, windstorm, flood, pandemic, war, civil unrest and cyber risk, either because coverage is not available or because we do not deem it to be economically feasible or prudent to do so. Furthermore, we cannot be sure that insurance companies will continue to offer products with sufficient coverage at commercially reasonable rates. As a result, we could experience a significant loss of capital or revenues, and be exposed to obligations under recourse debt associated with a property. This could occur due to an uninsured or high deductible loss, a loss in excess of insured limits, or a loss not paid due to insurer insolvency.

Financing and Capital Risks:

Disruptions in the financial markets could affect our ability to obtain financing and may negatively impact our liquidity, financial condition and operating results.

A significant amount of our existing indebtedness was issued through capital markets transactions. We anticipate that the capital markets could be a source of refinancing of our existing indebtedness in the future. This source of refinancing may not be available if volatility in or disruption of the capital markets occurs. From time to time, the capital and credit markets in the United States and other countries experience significant price volatility, dislocations and liquidity disruptions, which can cause the market prices of many securities and the spreads on prospective debt financings to fluctuate substantially. These circumstances can materially impact liquidity in the financial markets, making terms for certain financings less attractive, and in some cases result in the unavailability of financing. Furthermore, we could potentially lose access to available liquidity under our Unsecured Credit Facility if one or more participating lenders were to default on their commitments. If our ability to issue additional debt or equity securities or to borrow under our Unsecured Credit Facility were to be impaired by volatility in or disruption of the capital markets, it could have a material adverse effect on our liquidity and financial condition.

In addition, price volatility in the capital and credit markets could make the valuation of our properties more difficult. There may be significant uncertainty in the valuation, or in the stability of the value, of our properties that could result in a substantial decrease in the value of our properties. As a result, we may not be able to recover the carrying amount of our properties, which may require us to recognize an impairment loss in earnings.

Our liquidity may be adversely affected if events such as limited liquidity, defaults, non-performance or other adverse developments occur with respect to the banks or other financial institutions that hold our funds, with respect to financial institutions or the financial services industry generally, or based on concerns or rumors related to these or similar risks. For example, the Federal Deposit Insurance Corporation took control of, and was appointed receiver of, Silicon Valley Bank, New York Signature Bank and First Republic Bank on March 10, 2023, March 12, 2023 and May 1, 2023, respectively. Although we did not have any funds held by these banks or other institutions that have been closed, we cannot guarantee that the banks or other financial institutions that hold our funds will not experience similar issues. Additionally, if any of our tenants or other parties with whom we conduct business are unable to access funds from their bank or financial institutions, such parties' ability to pay their obligations to us could be adversely affected.

Debt financing, the degree of leverage and rising interest rates could reduce our cash flow.

We use debt to increase the rate of return to our stockholders and unitholders and to allow us to make more investments than we otherwise could. Our use of leverage presents an additional element of risk in the event that the cash flow from our properties is insufficient to meet both debt payment obligations and the distribution requirements of the REIT provisions of the Code. In addition, rising interest rates would reduce our cash flow by increasing the amount of interest due on our floating rate debt and on our fixed rate debt as it matures and is refinanced. Our organizational documents do not contain any limitation on the amount or percentage of indebtedness we may incur.

RISK FACTORS

Failure to comply with covenants in our debt agreements could adversely affect our financial condition.

The terms of our agreements governing our indebtedness require that we comply with a number of financial and other covenants, such as maintaining debt service coverage and leverage ratios and maintaining insurance coverage. Complying with such covenants may limit our operational flexibility. Our failure to comply with these covenants could cause a default under the applicable debt agreement even if we have satisfied our payment obligations. Consistent with our historical practice, we will continue to interpret and certify our performance under these covenants in a good faith manner that we deem reasonable and appropriate. However, these financial covenants are complex and there can be no assurance that these provisions would not be interpreted by the noteholders or lenders in a manner that could impose and cause us to incur material costs. Our ability to meet our financial covenants may be adversely affected if economic and credit market conditions limit our ability to reduce our debt levels consistent with, or result in net operating income below, our current expectations. Under our Unsecured Credit Facility and our unsecured term loans, an event of default can also occur if the lenders, in their good faith judgment, determine that a material adverse change has occurred that could prevent timely repayment or materially impair our ability to perform our obligations under the loan agreement.

Upon the occurrence of an event of default, we would be subject to higher finance costs and fees, and the lenders under our Unsecured Credit Facility will not be required to lend any additional amounts to us. In addition, our indebtedness, together with accrued and unpaid interest and fees, could be accelerated and declared to be immediately due and payable. Furthermore, our Unsecured Credit Facility, our unsecured term loans and the indentures governing our senior unsecured notes contain certain cross-default provisions that may be triggered in the event that our other material indebtedness is in default. These cross-default provisions may require us to repay or restructure our Unsecured Credit Facility, our unsecured term loans or our senior unsecured notes (which includes our private placement notes), depending on which is in default, and such restructuring could adversely affect our financial condition, results of operations, cash flow and ability to make distributions to our stockholders and unitholders, the market price of the Company's common stock and the market value of the Units. If repayment of any of our indebtedness is accelerated, we cannot provide assurance that we would be able to borrow sufficient funds to refinance such indebtedness or that we would be able to sell sufficient assets to repay such indebtedness. Even if we were able to obtain new financing, it may not be on commercially reasonable terms, or terms that are acceptable to us.

Adverse changes in our credit ratings could negatively affect our liquidity and business operations.

The credit ratings of our senior unsecured notes are based on our operating performance, liquidity and leverage ratios, overall financial position and other factors employed by the credit rating agencies in their rating analyses. Our credit ratings can affect the availability, terms and pricing of any indebtedness we may incur or preferred stock that we might issue going forward. There can be no assurance that we will be able to maintain any credit rating and, in the event any credit rating is downgraded, we could incur higher borrowing costs or may be unable to access certain or any capital markets.

The REIT distribution requirements may limit our ability to retain capital and require us to turn to external financing sources.

As a REIT, the Company must distribute to its stockholders at least 90% of its taxable income (determined without regard to the dividends-paid deduction and by excluding any net capital gain) each year, and we may be subject to additional tax to the extent our taxable income is not fully distributed. The Company could, in certain instances, have taxable income without sufficient cash to enable it to meet this requirement. In that situation, we could be required to borrow funds or sell properties on adverse terms in order to satisfy the distribution requirement. The distribution requirement could also limit our ability to accumulate capital to provide capital resources for our ongoing business, and to satisfy our debt repayment obligations and other liquidity needs, we may be more dependent on outside sources of financing, such as debt financing or issuances of additional capital stock, which may or may not be available on favorable terms. Additional debt financings may substantially increase our leverage and additional equity offerings may result in substantial dilution of stockholders' and unitholders' interests.

We may have to make lump-sum payments on our existing indebtedness.

We are required to make lump-sum or "balloon" payments under the terms of some of our indebtedness. Our ability to make required payments of principal on outstanding indebtedness, whether at maturity or otherwise, may depend on our ability to refinance the applicable indebtedness or to sell properties. Currently, we have no commitments to refinance any of our indebtedness.

RISK FACTORS

Failure to hedge effectively against interest rate changes may adversely affect our results of operations.

In the normal course of business, we use derivatives to manage our exposure to interest rate volatility on debt instruments, including hedging for future debt issuances. At other times we may utilize derivatives to increase our exposure to floating interest rates. There can be no assurance that these hedging arrangements will have the desired beneficial impact. These arrangements, which can include a number of counterparties, may expose us to additional risks, including failure of any of our counterparties to perform under these contracts, and may involve extensive costs, such as transaction fees or breakage costs, if we terminate them. Hedging may reduce the overall returns on our investments, which could reduce our cash available for distribution to our stockholders and unitholders. Failure to hedge effectively against interest rate changes may materially and adversely affect our financial condition, results of operations and cash flow. No strategy can completely insulate us from the risks associated with interest rate fluctuations.

We have adopted a practice relating to the use of derivative financial instruments which requires the Company's Board of Directors to authorize our use of derivative financial instruments to fix the interest rate on anticipated offerings of unsecured debt and to manage the interest rates on our variable rate borrowings. Our practice is that we do not use derivatives for speculative or trading purposes and intend only to enter into contracts with major financial institutions based on their credit rating and other factors, but the Company's Board of Directors may choose to change these practices in the future.

Our mortgages may impact our ability to sell encumbered properties on advantageous terms or at all.

Our outstanding mortgage contains, and some future mortgages may contain, substantial prepayment premiums that we would have to pay upon the sale of a property, thereby reducing the net proceeds to us from the sale of any such property. As a result, our willingness to sell certain properties and the price at which we may desire to sell a property may be impacted. If we are unable to sell properties on favorable terms or redeploy the proceeds of property sales in accordance with our business strategy, then our financial condition, results of operations, cash flow and ability to make distributions to our stockholders and unitholders, the market price of the Company's common stock and the market value of the Units could be adversely affected.

Earnings and cash dividends, asset value and market interest rates affect the price of the Company's common stock.

The market value of the Company's common stock is based in large part upon the market's perception of the growth potential of the Company's earnings and cash dividends. The market value of the Company's common stock is also based upon the value of the Company's underlying real estate assets. For this reason, shares of the Company's common stock may trade at prices that are higher or lower than the Company's net asset value per share. To the extent that the Company retains operating cash flow for investment purposes, working capital reserves, or other purposes, these retained funds, while increasing the value of the Company's underlying assets, may not correspondingly increase the market price of the Company's common stock. The Company's failure to meet the market's expectations with regard to future earnings and the payment of cash dividends/ distributions likely would adversely affect the market price of the Company's common stock. Further, the distribution yield on the common stock (as a percentage of the price of the common stock) relative to market interest rates may also influence the market price of the Company's common stock. An increase in market interest rates might lead prospective purchasers of the Company's common stock to expect a higher distribution yield, which would adversely affect the market price of the Company's common stock. Any reduction in the market price of the Company's common stock would, in turn, reduce the market value of the Units.

Future sales or issuances of our common stock may cause the market price of our common stock to decline.

The sale of substantial amounts of our common stock, whether directly by us or in the secondary market, the perception that such sales could occur or the availability of future issuances of shares of our common stock, limited partnership units of the Operating Partnership or other securities convertible into or exchangeable or exercisable for our common stock, could materially and adversely affect the market price of our common stock and our ability to raise capital through future offerings of equity or equity-related securities. In addition, we may issue capital stock that is senior to our common stock in the future for a number of reasons, including to finance our operations and business strategy, to adjust our ratio of debt to equity or for other reasons.

RISK FACTORS

The market price of our common stock may fluctuate significantly.

The market price of our common stock may fluctuate significantly in response to many factors, including:

- actual or anticipated variations in our operating results, funds from operations, cash flows or liquidity;

- changes in our earnings estimates or those of analysts;

- changes in asset valuations and related impairment charges;

- changes in our dividend policy;

- publication of research reports about us or the real estate industry generally;

- the ability of our tenants to pay rent to us and meet their obligations to us under the current lease terms and our ability to re-lease space as leases expire;

- increases in market interest rates that lead purchasers of our common stock to demand a higher dividend yield;

- changes in market valuations of similar companies;

- adverse market reaction to the amount of our debt outstanding at any time, the amount of our debt maturing in the near- and medium-term and our ability to refinance our debt, or our plans to incur additional debt in the future;

- our ability to comply with applicable financial covenants under our unsecured line of credit and the indentures under which our senior unsecured indebtedness is, or may be, issued;

- additions or departures of key management personnel;

- actions by institutional stockholders;

- speculation in the press or investment community; and

- general market and economic conditions.

Many of the factors listed above are beyond our control. Those factors may cause the market price of our common stock to decline significantly, regardless of our financial condition, results of operations and prospects. It is impossible to provide any assurance that the market price of our common stock will not fall in the future, and it may be difficult for holders to resell shares of our common stock at prices they find attractive, or at all.

Risks Related to Our Organization and Structure:

The Company is authorized to issue preferred stock. The issuance of preferred stock could adversely affect the holders of the Company's common stock issued pursuant to its public offerings.

Our declaration of trust authorizes the Company to issue 225,000,000 common shares and 10,000,000 shares designated as preferred stock. Subject to approval by the Company's Board of Directors, the Company may issue preferred stock with rights, preferences and privileges that are more beneficial than the rights, preferences and privileges of its common stock. Holders of the Company's common stock do not have preemptive rights to acquire any shares issued by the Company in the future. If the Company ever creates and issues preferred stock with a distribution preference over common stock, payment of any distribution preferences on outstanding preferred stock would reduce the amount of funds available for the payment of distributions to our common stockholders and unitholders. In addition, holders of preferred stock are normally entitled to receive a preference payment in the event of liquidation, dissolution or winding up before any payment is made to our common stockholders, which would reduce the amount our common stockholders and unitholders might otherwise receive upon such an occurrence. Also, under certain circumstances, the issuance of preferred stock may have the effect of delaying or preventing a change in control of the Company.

RISK FACTORS

The Company's Board of Directors may change its strategies, policies or procedures without stockholder approval, which may subject us to different and more significant risks in the future.

Our investment, financing, leverage and distribution policies and our policies with respect to all other activities, including growth, debt, capitalization and operations, are determined by the Company's Board of Directors. These policies may be amended or revised at any time and from time to time at the discretion of the Company's Board of Directors without notice to or a vote of its stockholders. This could result in us conducting operational matters or making investments differently or pursuing alternate business or growth strategies. Under these circumstances, we may expose ourselves to different and more significant risks in the future, which could have a material adverse effect on our business and growth. In addition, the Company's Board of Directors may change its governance policies, provided that such changes are consistent with applicable legal requirements. A change in these policies could have an adverse effect on our financial condition, results of operations, cash flow, ability to satisfy our principal and interest obligations, ability to make distributions to our stockholders and unitholders, the market price of the Company's common stock and the market value of the Units*.*

Certain provisions of our charter and bylaws could hinder, delay or prevent a change in control of our company.

Certain provisions of our charter and our bylaws could have the effect of discouraging, delaying or preventing transactions that involve an actual or threatened change in control of our company. These provisions include the following:

- *Removal of Directors.* Under our charter, subject to the rights of one or more classes or series of preferred stock to elect one or more directors, a director may be removed only for cause and only by the affirmative vote of at least a majority of all votes entitled to be cast by our stockholders generally in the election of directors.

- *Preferred Stock.* Under our charter, our board of directors has the power to issue preferred stock from time to time in one or more series and to establish the terms, preferences and rights of any such series of preferred stock, all without approval of our stockholders.

- *Advance Notice Bylaws.* Our bylaws require advance notice procedures with respect to nominations of directors and shareholder proposals.

- *Ownership Limit.* For the purpose, among others, of preserving our status as a REIT under the Internal Revenue Code of 1986, as amended, our charter generally prohibits any single stockholder, or any group of affiliated stockholders, from beneficially owning more than 9.8% of our outstanding common and preferred stock unless our board of directors waives or modifies this ownership limit.

- *Stockholder Action by Written Consent.* Our bylaws contain a provision that permits our stockholders to take action by written consent in lieu of an annual or special meeting of stockholders only if the unanimous consent of the stockholders is obtained.

- *Ability of Stockholders to Call Special Meeting.* Under our bylaws, we are only required to call a special meeting at the request of the stockholders if the request is made by at least a majority of all votes entitled to be cast by our stockholders generally in the election of directors.

- *Maryland Control Share Acquisition Act.* Our bylaws contain a provision exempting acquisitions of our shares from the Maryland Control Share Acquisition Act. However, our board of directors may amend our bylaws in the future to repeal or modify this exemption, in which case any control shares of our company acquired in a control share acquisition will be subject to the Maryland Control Share Acquisition Act.

Income Tax Risks:

The Company might fail to qualify as a REIT under existing laws and/or federal income tax laws could change.

The Company intends to operate so as to qualify as a REIT under the Code, and we believe that the Company is organized and will operate in a manner that allows us to continue to do so. However, qualification as a REIT involves the satisfaction of numerous requirements, some of which must be met on a recurring basis. These requirements are established under highly technical and complex Code provisions and they involve the determination of various factual matters and circumstances not entirely within our control.

RISK FACTORS

If the Company were to fail to qualify as a REIT in any taxable year, the Company would be subject to federal income tax at corporate rates. This could result in a discontinuation or substantial reduction in distributions to our stockholders and unitholders and could reduce the cash available to pay interest and principal on debt securities and make further investments in real estate. Unless entitled to relief under certain statutory provisions, the Company would be disqualified from electing treatment as a REIT for the four taxable years following the year during which the Company failed to qualify.

The IRS, the United States Treasury Department and Congress frequently review federal income tax legislation, and we cannot predict whether, when or to what extent new federal laws, regulations, interpretations or rulings will be adopted. Additional changes to tax laws are likely to continue to occur in the future and any such legislative action may prospectively or retroactively modify the Company's tax treatment and therefore, may adversely affect taxation of us and/or our stockholders and unitholders. Any such changes could have an adverse effect on an investment in shares of our common stock or on the market value or the resale potential of our properties. Stockholders and unitholders are urged to consult with their own tax advisor with respect to the impact of recent legislation, the status of legislative, regulatory, or administrative developments and proposals, and their potential effect on ownership of our shares.

Certain property transfers may generate prohibited transaction income, resulting in a penalty tax on the gain attributable to the transaction.

As part of our business, we sell properties to third parties as opportunities arise. Under the Code, a 100% penalty tax could be assessed on the taxable gain recognized from sales of properties that are deemed to be prohibited transactions. The question of what constitutes a prohibited transaction is based on the facts and circumstances surrounding each transaction. The IRS could contend that certain sales of properties by us are prohibited transactions. While we implement controls to avoid prohibited transactions, if a dispute were to arise that was successfully argued by the IRS, the 100% penalty tax could be assessed against the Company's profits from these transactions.

Even if we maintain our qualification as a REIT for federal income tax purposes, we may be subject to other tax liabilities that reduce our cash flow and our ability to make distributions to stockholders.

Even if we qualify as a REIT for U.S. federal income tax purposes, we may be subject to federal, state and local taxes on our income and property. From time to time changes in state and local tax laws or regulations are enacted, which may result in an increase in our tax liability. A shortfall in tax revenues for states and municipalities in which we operate may lead to an increase in the frequency and amount of such increase. These actions could adversely affect our financial condition and results of operations. In addition, our TRSs will be subject to federal, state and local income tax for income received.

In the normal course of business, certain of our legal entities have undergone tax audits and may undergo audits in the future. There can be no assurance that future audits will not occur with increased frequency or that the ultimate result of such audits will not have a material adverse effect on our results of operations.

RISK FACTORS

General Risk Factors:

A future outbreak of highly infectious or contagious diseases similar to COVID-19 may adversely affect our business.

A future contagious disease outbreak or pandemic could cause disruptions to regional and global economies and significant volatility and negative pressure in the financial markets. Such an outbreak or pandemic could also have a material and adverse effect on our ability to successfully operate and on our financial condition, results of operations and cash flows due to, among other factors: (i) reduced economic activity which may severely impact our tenants' businesses and may cause certain of our tenants to be unable to meet their obligations to us in full, or at all, or to otherwise seek modifications of such obligations and/or terminate their leases early or not renew; (ii) delays to or halting of construction activities, including permitting and obtaining approvals, related to our ongoing development and redevelopment projects as well as tenant improvements; (iii) difficulty in accessing the capital and lending markets (or a significant increase in the costs of doing so), impacts to our credit ratings, a severe disruption or instability in the global financial markets, or deteriorations in credit and financing conditions, which may affect our access to capital necessary to fund business operations or address maturing debt obligations on a timely basis; (iv) potential impact on our ability to meet the financial covenants of our Unsecured Credit Facility and other debt agreements, which may result in a default or an acceleration of indebtedness, and such non-compliance could negatively impact our ability to make additional borrowings under our Unsecured Credit Facility and pay dividends; (v) any impairment in value of our tangible or intangible assets which could be recorded as a result of weaker economic conditions; (vi) a general decline in business activity and demand for real estate transactions, which could adversely affect our ability to sell or purchase properties, at attractive pricing or at all; (vii) an inability to initiate or pursue litigation due to various court closures, increased case volume and/or moratoriums on certain types of activities; (viii) the potential negative impact on the health of our employees, particularly if a significant number of them are impacted, which could result in a deterioration in our ability to ensure business continuity during the disruption and which may negatively impact our disclosure controls and procedures over financial reporting; and (ix) an extended period of remote work arrangements for our employees which could strain our business continuity plans and introduce operational risk including, but not limited to, cybersecurity risks.

We face risks relating to cybersecurity attacks and other disruptions to our computer systems.

We rely extensively on computer systems to manage our business, and our business is at risk from and may be impacted by cybersecurity attacks and security breaches. These could include attempts to gain unauthorized access to our computer systems, data and the data of third parties retained within our systems through malware, computer viruses, attachments to e-mails, persons inside our Company or persons with access to systems inside our Company, and other significant disruptions of our information technology networks and related systems. Our business is also at risk from and may be impacted by our computer systems malfunctioning or being subject of a significant disruption.

The risk of a cybersecurity breach or disruption, particularly through a cyber-incident, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Although we employ a number of measures to prevent, detect and mitigate these threats, even the most well-protected information, networks, systems and facilities remain potentially vulnerable because the techniques used in such attempted security breaches evolve and generally are not recognized until launched against a target, and in some cases are designed to not be detected and, in fact, may not be detected. Accordingly, we may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures, and thus it is impossible for us to entirely mitigate this risk.

Moreover, security events or disruptions impacting our vendors, sub-processors and service providers could also impact our data and operations or the data of third parties retained within our system via unauthorized access to information or disruption of services.

RISK FACTORS

Our computer systems are essential to the operation of our business and our ability to perform day-to-day operations and, in some cases, may be critical to the operations of certain of our tenants. A successful cybersecurity attack or other disruption of our computer systems could, among other things: (i) disrupt the proper functioning of our networks and systems, and therefore our operations and/or those of certain of our tenants; (ii) result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of proprietary, confidential, sensitive or otherwise valuable information of ours or others, which others could use to compete against us or for disruptive, destructive or otherwise harmful purposes and outcomes; (iii) result in misstated financial reports, violations of loan covenants and/or missed reporting deadlines; (iv) result in our inability to properly monitor our compliance with the rules and regulations regarding our qualification as a REIT; (v) require significant management attention and resources to remedy any damages that result; (vi) subject us to claims for breach of contract, damages, credits, penalties or termination of leases or other agreements; (vii) subject us to legal liability; or (viii) damage our reputation among our tenants, investors and associates.

We may become subject to litigation.

We may become subject to litigation, including claims relating to our operations, offerings, and otherwise in the ordinary course of business. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, insured against. Resolution of these types of matters could adversely impact our financial condition, results of operations and cash flow. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could adversely impact our results of operations and cash flows, expose us to increased risks that would be uninsured, and/or adversely impact our ability to attract officers and directors.

Terrorist attacks and other acts of violence or war may affect the market for the Company's common stock, the industry in which we conduct our operations and our profitability.

Acts of violence, including terrorist attacks, could occur in the localities in which we conduct business. More generally, these events could cause consumer confidence and spending to decrease or result in increased volatility in the worldwide financial markets and economy. These attacks or armed conflicts may adversely impact our operations or financial condition. In addition, losses resulting from these types of events may be uninsurable.

Our business could be adversely impacted if we have deficiencies in our disclosure controls and procedures or internal control over financial reporting.

The design and effectiveness of our disclosure controls and procedures and internal control over financial reporting may not prevent all errors, misstatements or misrepresentations. While management will continue to review the effectiveness of our disclosure controls and procedures and internal control over financial reporting, there can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. Deficiencies, including any material weakness, in our internal control over financial reporting which may occur could result in misstatements of our results of operations, restatements of our financial statements, a decline in the price/value of our securities, or otherwise materially adversely affect our business, reputation, results of operations, financial condition or liquidity.

We may be unable to retain and attract key management personnel.

Our success depends to a significant degree upon the continued contributions of certain key personnel including, but not limited to, our executive officers, whose continued service is not guaranteed, and each of whom would be difficult to replace. In the event of the loss of key management personnel or upon unexpected death, disability or retirement, we may not be able to find replacements with comparable skill, ability and industry expertise. Until suitable replacements are identified and retained, if at all, our operating results and financial condition could be materially and adversely affected.

CONTROLS AND PROCEDURES

First Industrial Realty Trust, Inc.

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its periodic reports pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Company's principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required financial disclosure.

The Company carried out an evaluation, under the supervision and with the participation of management, including the Company's principal executive officer and principal financial officer, of the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based upon this evaluation, the Company's principal executive officer and principal financial officer concluded that its disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making its assessment of internal control over financial reporting, management used the *Internal Control-Integrated Framework (2013)* set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

Management has concluded that, as of December 31, 2023, the Company's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein within starting on page B-33. See Report of Independent Registered Public Accounting Firm.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company's internal control over financial reporting that occurred during the fourth quarter of 2023 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

CONTROLS AND PROCEDURES

First Industrial, L.P.

Evaluation of Disclosure Controls and Procedures

The Operating Partnership maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its periodic reports pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Company's principal executive officer and principal financial officer, on behalf of the Company in its capacity as the general partner of the Operating Partnership, as appropriate, to allow timely decisions regarding required financial disclosure.

The Operating Partnership carried out an evaluation, under the supervision and with the participation of management, including the Company's principal executive officer and principal financial officer, on behalf of the Company in its capacity as the general partner of the Operating Partnership, of the effectiveness of the design and operation of the Operating Partnership's disclosure controls and procedures pursuant to Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based upon this evaluation, the Company's principal executive officer and principal financial officer, on behalf of the Company in its capacity as the general partner of the Operating Partnership, concluded that the Operating Partnership's disclosure controls and procedures were effective as of the end of the period covered by this report.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Operating Partnership's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management has assessed the effectiveness of the Operating Partnership's internal control over financial reporting as of December 31, 2023. In making its assessment of internal control over financial reporting, management used the *Internal Control-Integrated Framework (2013)* set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

Management has concluded that, as of December 31, 2023, the Operating Partnership's internal control over financial reporting was effective.

The effectiveness of the Operating Partnership's internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein within starting on page B-35. See Report of Independent Registered Public Accounting Firm.

Changes in Internal Control Over Financial Reporting

There has been no change in the Operating Partnership's internal control over financial reporting that occurred during the fourth quarter of 2023 that has materially affected, or is reasonably likely to materially affect, the Operating Partnership's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of First Industrial Realty Trust, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of First Industrial Realty Trust, Inc. and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of operations, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing on page B-31. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Purchase Price Allocation

As described in Notes 2 and 3 to the consolidated financial statements, upon acquisition of a property, management allocates the purchase price of the property based upon the fair value of the assets acquired and liabilities assumed, which generally consists of land, buildings, tenant improvements, construction in progress, leasing commissions and lease intangibles including in-place lease assets and above market and below market lease assets and liabilities. The purchase price is allocated to the fair value of the tangible assets of an acquired property by valuing the property as if it were vacant. The determination of fair value for tangible assets includes the use of significant assumptions such as land comparables, discount rates, terminal capitalization rates and market rent assumptions. The Company acquired 4 industrial properties for consideration of approximately $44.0 million, of which approximately $31.6 million was recorded to land and $10.7 million to building and improvements/construction in progress during the year ended December 31, 2023.

The principal considerations for our determination that performing procedures relating to purchase price allocation is a critical audit matter are (i) the significant judgment by management when determining the fair value estimates, which resulted in a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating evidence relating to the fair value of land and building and improvements/construction in progress, including the significant assumptions related to land comparables, discount rates and market rent; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the purchase price allocations, including controls over the valuation methods and significant assumptions for the tangible assets, such as land comparables, discount rates and market rent. These procedures also included, among others, (i) reading the purchase and sales agreements and (ii) testing management's process for determining the fair value of land and building and improvements/construction in progress, (iii) testing the completeness and accuracy of the data used in the fair value estimates, (iv) evaluating the appropriateness of the valuation methods and (v) evaluating the reasonableness of significant assumptions related to land comparables, discount rates and market rent. Evaluating the significant assumptions relating to the land comparables, discount rates and market rent involved obtaining evidence to support the reasonableness of the assumptions, including whether the assumptions used were consistent with evidence obtained in other areas of the audit or third-party market data. Professionals with specialized skill and knowledge were used to assist in obtaining audit evidence over land comparables.

PricewaterhouseCoopers LLP

Chicago, Illinois
February 14, 2024

We have served as the Company's auditor since 1993.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of First Industrial, L.P.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of First Industrial, L.P. and its subsidiaries (the "Operating Partnership") as of December 31, 2023 and 2022, and the related consolidated statements of operations, of comprehensive income, of changes in partners' capital and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the "consolidated financial statements"). We also have audited the Operating Partnership's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Operating Partnership as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Operating Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Operating Partnership's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing on page B-32. Our responsibility is to express opinions on the Operating Partnership's consolidated financial statements and on the Operating Partnership's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Operating Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Purchase Price Allocation

As described in Notes 2 and 3 to the consolidated financial statements, upon acquisition of a property, management allocates the purchase price of the property based upon the fair value of the assets acquired and liabilities assumed, which generally consists of land, buildings, tenant improvements, construction in progress, leasing commissions and lease intangibles including in-place lease assets and above market and below market lease assets and liabilities. The purchase price is allocated to the fair value of the tangible assets of an acquired property by valuing the property as if it were vacant. The determination of fair value for tangible assets includes the use of significant assumptions such as land comparables, discount rates, terminal capitalization rates and market rent assumptions. The Operating Partnership acquired 4 industrial properties for consideration of approximately $44.0 million, of which approximately $31.6 million was recorded to land and $10.7 million to building and improvements/construction in progress during the year ended December 31, 2023.

The principal considerations for our determination that performing procedures relating to purchase price allocation is a critical audit matter are (i) the significant judgment by management when determining the fair value estimates, which resulted in a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating evidence relating to the fair value of land and building and improvements/construction in progress, including the significant assumptions related to land comparables, discount rates and market rent; and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the purchase price allocations, including controls over the valuation methods and significant assumptions for the tangible assets, such as land comparables, discount rates and market rent. These procedures also included, among others, (i) reading the purchase and sales agreements and (ii) testing management's process for determining the fair value of land and building and improvements/construction in progress, (iii) testing the completeness and accuracy of the data used in the fair value estimates, (iv) evaluating the appropriateness of the valuation methods and (v) evaluating the reasonableness of significant assumptions related to land comparables, discount rates and market rent. Evaluating the significant assumptions relating to the land comparables, discount rates and market rent involved obtaining evidence to support the reasonableness of the assumptions, including whether the assumptions used were consistent with evidence obtained in other areas of the audit or third-party market data. Professionals with specialized skill and knowledge were used to assist in obtaining audit evidence over land comparables.

PricewaterhouseCoopers LLP

Chicago, Illinois
February 14, 2024

We have served as the Operating Partnership's auditor since 1996.

FIRST INDUSTRIAL REALTY TRUST, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2023	December 31, 2022
	(In thousands, except share and per share data)	
ASSETS		
Assets:		
Investment in Real Estate:		
Land	$ 1,756,971	$ 1,646,179
Buildings and Improvements	3,711,718	3,442,957
Construction in Progress	245,391	253,903
Less: Accumulated Depreciation	(1,009,335)	(921,480)
Net Investment in Real Estate	4,704,745	4,421,559
Operating Lease Right-of-Use Assets	24,211	24,580
Cash and Cash Equivalents	43,844	133,244
Restricted Cash	—	11,874
Tenant Accounts Receivable	10,993	7,135
Investment in Joint Venture	44,663	8,822
Deferred Rent Receivable	144,033	122,918
Prepaid Expenses and Other Assets, Net	203,276	224,190
Total Assets	$ 5,175,765	$ 4,954,322
LIABILITIES AND EQUITY		
Liabilities:		
Indebtedness:		
Mortgage Loan Payable	$ 9,978	$ 10,299
Senior Unsecured Notes, Net	994,463	993,742
Unsecured Term Loans, Net	920,863	919,260
Unsecured Credit Facility	299,000	143,000
Accounts Payable, Accrued Expenses and Other Liabilities	143,429	194,031
Operating Lease Liabilities	21,992	22,266
Rents Received in Advance and Security Deposits	106,734	100,166
Dividends and Distributions Payable	44,201	41,259
Total Liabilities	2,540,660	2,424,023
Commitments and Contingencies (see Note 14)		
Equity:		
First Industrial Realty Trust Inc.'s Equity:		
Common Stock ($0.01 par value, 225,000,000 shares authorized and 132,289,039 and 132,141,503 shares issued and outstanding)	1,323	1,321
Additional Paid-in Capital	2,411,673	2,401,334
Retained Earnings	127,707	23,131
Accumulated Other Comprehensive Income	22,272	33,412
Total First Industrial Realty Trust, Inc.'s Equity	2,562,975	2,459,198
Noncontrolling Interests	72,130	71,101
Total Equity	2,635,105	2,530,299
Total Liabilities and Equity	$ 5,175,765	$ 4,954,322

The accompanying notes are an integral part of the consolidated financial statements.

FIRST INDUSTRIAL REALTY TRUST, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
	(In thousands, except per share data)		
Revenues:			
Lease Revenue	$ 602,294	$ 532,237	$ 473,236
Joint Venture Fees	5,159	1,322	321
Other Revenue	6,574	6,370	2,733
Total Revenues	614,027	539,929	476,290
Expenses:			
Property Expenses	165,655	143,663	131,300
General and Administrative	37,121	33,972	34,610
Joint Venture Development Services Expense	3,667	909	—
Depreciation and Other Amortization	162,951	147,420	130,953
Total Expenses	369,394	325,964	296,863
Other Income (Expense):			
Gain on Sale of Real Estate	95,650	128,268	150,310
Interest Expense	(74,335)	(49,013)	(44,103)
Amortization of Debt Issuance Costs	(3,626)	(3,187)	(3,423)
Total Other Income (Expense)	17,689	76,068	102,784
Income from Operations Before Equity in Income (Loss) of Joint Ventures and Income Tax Provision	262,322	290,033	282,211
Equity in Income (Loss) of Joint Ventures	32,207	114,942	(161)
Income Tax Provision	(8,692)	(23,363)	(4,879)
Net Income	285,837	381,612	277,171
Less: Net Income Attributable to the Noncontrolling Interests	(11,021)	(22,478)	(6,174)
Net Income Available to First Industrial Realty Trust, Inc.'s Common Stockholders and Participating Securities	$ 274,816	$ 359,134	$ 270,997
Net Income Allocable to Participating Securities	(232)	(348)	(299)
Net Income Available to First Industrial Realty Trust, Inc.'s Common Stockholders	$ 274,584	$ 358,786	$ 270,698
Basic Earnings Per Share:			
Net Income Available to First Industrial Realty Trust, Inc.'s Common Stockholders	$ 2.08	$ 2.72	$ 2.09
Diluted Earnings Per Share:			
Net Income Available to First Industrial Realty Trust, Inc.'s Common Stockholders	$ 2.07	$ 2.72	$ 2.09
Weighted Average Shares Outstanding - Basic	132,264	132,024	129,688
Weighted Average Shares Outstanding - Diluted	132,341	132,103	129,775

The accompanying notes are an integral part of the consolidated financial statements.

FIRST INDUSTRIAL REALTY TRUST, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
	(In thousands)		
Net Income	$ 285,837	$ 381,612	$ 277,171
Mark-to-Market (Loss) Gain on Derivative Instruments	(11,754)	38,107	12,567
Amortization of Derivative Instruments	410	410	410
Comprehensive Income	274,493	420,129	290,148
Comprehensive Income Attributable to Noncontrolling Interests	(10,736)	(23,366)	(6,464)
Comprehensive Income Attributable to First Industrial Realty Trust, Inc.	$ 263,757	$ 396,763	$ 283,684

The accompanying notes are an integral part of the consolidated financial statements.

FIRST INDUSTRIAL REALTY TRUST, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Common Stock	Additional Paid-in Capital	(Distributions in Excess of Accumulated Earnings) Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Noncontrolling Interests	Total
Balance as of December 31, 2020	$ 1,290	$ 2,224,691	$ (306,294)	$ (16,953)	$ 44,586	$ 1,947,320
Net Income	—	—	270,997	—	6,174	277,171
Other Comprehensive Income	—	—	—	12,687	290	12,977
Issuance of Common Stock, Net of Issuance Costs	25	145,443	—	—	—	145,468
Stock Based Compensation Activity	1	1,825	(2,294)	—	9,519	9,051
Common Stock Dividends and Unit Distributions ($1.08 Per Share/Unit)	—	—	(140,702)	—	(2,941)	(143,643)
Conversion of Limited Partner Units to Common Stock	1	1,760	—	—	(1,761)	—
Contributions from Noncontrolling Interests	—	—	—	—	28	28
Reallocation—Additional Paid-in Capital	—	2,307	—	—	(2,307)	—
Reallocation—Other Comprehensive Income	—	—	—	28	(28)	—
Balance as of December 31, 2021	$ 1,317	$ 2,376,026	$ (178,293)	$ (4,238)	$ 53,560	$ 2,248,372
Net Income	—	—	359,134	—	22,478	381,612
Other Comprehensive Income	—	—	—	37,629	888	38,517
Issuance of Common Stock, Net of Issuance Costs	2	12,744	—	—	—	12,746
Stock Based Compensation Activity	1	3,526	(1,483)	—	11,299	13,343
Common Stock Dividends and Unit Distributions ($1.18 Per Share/Unit)	—	—	(156,227)	—	(3,749)	(159,976)
Conversion of Limited Partner Units to Common Stock	1	2,443	—	—	(2,444)	—
Contributions from Noncontrolling Interests	—	—	—	—	103	103
Distributions to Noncontrolling Interests	—	—	—	—	(4,418)	(4,418)
Reallocation—Additional Paid-in Capital	—	6,595	—	—	(6,595)	—
Reallocation—Other Comprehensive Income	—	—	—	21	(21)	—
Balance as of December 31, 2022	$ 1,321	$ 2,401,334	$ 23,131	$ 33,412	$ 71,101	$ 2,530,299
Net Income	—	—	274,816	—	11,021	285,837
Other Comprehensive Loss	—	—	—	(11,059)	(285)	(11,344)
Stock Based Compensation Activity	2	3,827	(712)	—	11,992	15,109
Common Stock Dividends and Unit Distributions ($1.28 Per Share/Unit)	—	—	(169,528)	—	(3,727)	(173,255)
Conversion of Limited Partner Units to Common Stock	—	1,332	—	—	(1,332)	—
Retirement of Limited Partner Units	—	—	—	—	(18)	(18)
Distributions to Noncontrolling Interests	—	—	—	—	(11,523)	(11,523)
Reallocation—Additional Paid-in Capital	—	5,180	—	—	(5,180)	—
Reallocation—Other Comprehensive Income	—	—	—	(81)	81	—
Balance as of December 31, 2023	$ 1,323	$ 2,411,673	$ 127,707	$ 22,272	$ 72,130	$ 2,635,105

The accompanying notes are an integral part of the consolidated financial statements.

FIRST INDUSTRIAL REALTY TRUST, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
	(In thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ 285,837	$ 381,612	$ 277,171
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation	130,427	119,477	107,876
Amortization of Debt Issuance Costs	3,626	3,187	3,423
Other Amortization, Including Equity Based Compensation	34,088	32,845	31,181
Equity in (Income) Loss of Joint Ventures	(32,207)	(114,942)	161
Distributions from Joint Ventures	7,400	118,034	—
Gain on Sale of Real Estate	(95,650)	(128,268)	(150,310)
Gain on Involuntary Conversion	—	(1,495)	—
Straight-line Rental Income and Expense, Net	(21,925)	(25,962)	(16,081)
Increase in Tenant Accounts Receivable, Prepaid Expenses and Other Assets, Net	(2,363)	(4,852)	(472)
(Decrease) Increase in Accounts Payable, Accrued Expenses, Other Liabilities, Rents Received in Advance and Security Deposits	(4,418)	31,307	13,946
Net Cash Provided by Operating Activities	304,815	410,943	266,895
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisitions of Real Estate	(131,057)	(305,326)	(352,922)
Additions to Investment in Real Estate and Non-Acquisition Tenant Improvements and Lease Costs	(361,927)	(522,368)	(314,084)
Net Proceeds from Sales of Investments in Real Estate	120,411	175,409	234,726
Decrease (Increase) in Escrow Deposits	3,877	(450)	(4,461)
Proceeds from Involuntary Conversion	—	1,495	—
Contributions to and Investments in Joint Ventures	(12,349)	(5,616)	(1,550)
Distributions from Joint Ventures	—	29,356	21,407
Other Investing Activity	2,739	(1,608)	61
Net Cash Used in Investing Activities	(378,306)	(629,108)	(416,823)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Financing and Equity Issuance Costs	(61)	(5,265)	(6,452)
Proceeds from the Issuance of Common Stock, Net of Underwriter's Discount	—	12,823	145,760
Tax Paid on Vested Equity Compensation	(2,510)	(2,942)	(5,126)
Common Stock Dividends and Unit Distributions Paid	(169,368)	(155,333)	(139,710)
Repayments on Mortgage Loans Payable	(321)	(69,465)	(64,450)
Proceeds from Unsecured Term Loans	—	465,000	—
Proceeds from Unsecured Credit Facility	374,000	720,000	289,000
Repayments on Unsecured Credit Facility	(218,000)	(656,000)	(210,000)
Contributions from Noncontrolling Interests	—	103	28
Distributions to Noncontrolling Interests	(11,523)	(4,418)	—
Net Cash (Used in) Provided by Financing Activities	(27,783)	304,503	9,050
Net (Decrease) Increase in Cash, Cash Equivalents and Restricted Cash	(101,274)	86,338	(140,878)
Cash, Cash Equivalents and Restricted Cash, Beginning of Year	145,118	58,780	199,658
Cash, Cash Equivalents and Restricted Cash, End of Year	$ 43,844	$ 145,118	$ 58,780

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
		(In thousands)	
SUPPLEMENTAL INFORMATION TO STATEMENTS OF CASH FLOWS:			
Interest Paid, Net of Interest Expense Capitalized	$ 72,881	$ 46,445	$ 44,184
Interest Expense Capitalized in Connection with Development Activity and Joint Venture Investment	$ 13,791	$ 16,298	$ 12,140
Income Taxes Paid	$ 27,754	$ 3,760	$ 3,366
Cash Paid for Operating Lease Liabilities	$ 3,348	$ 3,444	$ 3,261
Supplemental Schedule of Non-Cash Operating Activities:			
Operating Lease Liabilities Arising from Obtaining Right-of-Use Assets	$ 941	$ 949	$ 819
Supplemental Schedule of Non-Cash Investing and Financing Activities:			
Common Stock Dividends and Unit Distributions Payable	$ 44,201	$ 41,259	$ 37,178
Exchange of Limited Partnership Units for Common Stock:			
Noncontrolling Interest	$ (1,332)	$ (2,444)	$ (1,761)
Common Stock	—	1	1
Additional Paid-in Capital	1,332	2,443	1,760
Total	$ —	$ —	$ —
Assumption of Other Assets in Connection with the Acquisition of Real Estate	$ —	$ —	$ 3,611
Assumption of Liabilities in Connection with the Acquisition of Real Estate	$ 528	$ 2,115	$ 1,990
Accounts Payable Related to Construction in Progress and Additions to Investment in Real Estate	$ 55,876	$ 86,456	$ 82,526
Tenant Improvements Funded by Tenant	$ 3,878	$ 610	$ 28,559
Write-off of Fully Depreciated Assets	$ (33,529)	$ (35,716)	$ (36,799)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

	December 31, 2023	December 31, 2022
	(In thousands, except Unit data)	

ASSETS

Assets:		
Investment in Real Estate:		
Land	$ 1,756,971	$ 1,646,179
Buildings and Improvements	3,711,718	3,442,957
Construction in Progress	245,391	253,903
Less: Accumulated Depreciation	(1,009,335)	(921,480)
Net Investment in Real Estate (including $302,869 and $313,245 related to consolidated variable interest entities, see Note 5)	4,704,745	4,421,559
Operating Lease Right-of-Use Assets	24,211	24,580
Cash and Cash Equivalents	43,844	133,244
Restricted Cash	—	11,874
Tenant Accounts Receivable	10,993	7,135
Investment in Joint Venture	44,663	8,822
Deferred Rent Receivable	144,033	122,918
Prepaid Expenses and Other Assets, Net	212,559	233,471
Total Assets	$ 5,185,048	$ 4,963,603

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:		
Indebtedness:		
Mortgage Loan Payable	$ 9,978	$ 10,299
Senior Unsecured Notes, Net	994,463	993,742
Unsecured Term Loans, Net	920,863	919,260
Unsecured Credit Facility	299,000	143,000
Accounts Payable, Accrued Expenses and Other Liabilities	143,429	194,031
Operating Lease Liabilities	21,992	22,266
Rents Received in Advance and Security Deposits	106,734	100,166
Distributions Payable	44,201	41,259
Total Liabilities	2,540,660	2,424,023
Commitments and Contingencies (see Note 14)		
Partners' Capital:		
First Industrial L.P.'s Partners' Capital:		
General Partner Units (132,289,039 and 132,141,503 units outstanding)	2,505,150	2,395,601
Limited Partners Units (3,378,165 and 3,055,766 units outstanding)	109,003	95,015
Accumulated Other Comprehensive Income	22,842	34,186
Total First Industrial L.P.'s Partners' Capital	2,636,995	2,524,802
Noncontrolling Interests	7,393	14,778
Total Partners' Capital	2,644,388	2,539,580
Total Liabilities and Partners' Capital	$ 5,185,048	$ 4,963,603

The accompanying notes are an integral part of the consolidated financial statements.

FIRST INDUSTRIAL L.P.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
	(In thousands, except per Unit data)		
Revenues:			
Lease Revenue	$ 602,294	$ 532,237	$ 473,236
Joint Venture Fees	5,159	1,322	321
Other Revenue	6,574	6,370	2,733
Total Revenues	614,027	539,929	476,290
Expenses:			
Property Expenses	165,655	143,663	131,300
General and Administrative	37,121	33,972	34,610
Joint Venture Development Services Expense	3,667	909	—
Depreciation and Other Amortization	162,951	147,420	130,953
Total Expenses	369,394	325,964	296,863
Other Income (Expense):			
Gain on Sale of Real Estate	95,650	128,268	150,310
Interest Expense	(74,335)	(49,013)	(44,103)
Amortization of Debt Issuance Costs	(3,626)	(3,187)	(3,423)
Total Other Income (Expense)	17,689	76,068	102,784
Income from Operations Before Equity in Income (Loss) of Joint Ventures and Income Tax Provision	262,322	290,033	282,211
Equity in Income (Loss) of Joint Ventures	32,207	114,942	(161)
Income Tax Provision	(8,692)	(23,363)	(4,879)
Net Income	285,837	381,612	277,171
Less: Net Income Attributable to the Noncontrolling Interests	(4,136)	(14,093)	(133)
Net Income Available to Unitholders and Participating Securities	$ 281,701	$ 367,519	$ 277,038
Net Income Allocable to Participating Securities	(551)	(877)	(770)
Net Income Available to Unitholders	281,150	366,642	276,268
Basic Earnings Per Unit:			
Net Income Available to Unitholders	$ 2.09	$ 2.73	$ 2.10
Diluted Earnings Per Unit:			
Net Income Available to Unitholders	$ 2.08	$ 2.72	$ 2.09
Weighted Average Units Outstanding - Basic	134,777	134,229	131,740
Weighted Average Units Outstanding - Diluted	135,249	134,681	132,237

The accompanying notes are an integral part of the consolidated financial statements.

FIRST INDUSTRIAL L.P.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
	(In thousands)		
Net Income	$ 285,837	$ 381,612	$ 277,171
Mark-to-Market (Loss) Gain on Derivative Instruments	(11,754)	38,107	12,567
Amortization of Derivative Instruments	410	410	410
Comprehensive Income	274,493	420,129	290,148
Comprehensive Income Attributable to Noncontrolling Interests	(4,136)	(14,093)	(133)
Comprehensive Income Attributable to Unitholders	$ 270,357	$ 406,036	$ 290,015

The accompanying notes are an integral part of the consolidated financial statements.

FIRST INDUSTRIAL, L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

	General Partner Units	Limited Partner Units	Accumulated Other Comprehensive (Loss) Income	Noncontrolling Interests	Total
Balance as of December 31, 2020	$ 1,898,635	$ 70,435	$ (17,308)	$ 4,928	$ 1,956,690
Net Income	270,855	6,183	—	133	277,171
Other Comprehensive Income	—	—	12,977	—	12,977
Contribution of General Partner Units, Net of Issuance Costs	145,468	—	—	—	145,468
Stock Based Compensation Activity	(468)	9,519	—	—	9,051
Unit Distributions ($1.08 Per Unit)	(140,702)	(2,941)	—	—	(143,643)
Conversion of Limited Partner Units to General Partner Units	1,761	(1,761)	—	—	—
Contributions from Noncontrolling Interests	—	—	—	64	64
Distributions to Noncontrolling Interests	—	—	—	(171)	(171)
Balance as of December 31, 2021	$ 2,175,549	$ 81,435	$ (4,331)	$ 4,954	$ 2,257,607
Net Income	359,045	8,474	—	14,093	381,612
Other Comprehensive Income	—	—	38,517	—	38,517
Contribution of General Partner Units, Net of Issuance Costs	12,746	—	—	—	12,746
Stock Based Compensation Activity	2,044	11,299	—	—	13,343
Unit Distributions ($1.18 Per Unit)	(156,227)	(3,749)	—	—	(159,976)
Conversion of Limited Partner Units to General Partner Units	2,444	(2,444)	—	—	—
Contributions from Noncontrolling Interests	—	—	—	242	242
Distributions to Noncontrolling Interests	—	—	—	(4,511)	(4,511)
Balance as of December 31, 2022	$ 2,395,601	$ 95,015	$ 34,186	$ 14,778	$ 2,539,580
Net Income	274,628	7,073	—	4,136	285,837
Other Comprehensive Loss	—	—	(11,344)	—	(11,344)
Stock Based Compensation Activity	3,117	11,992	—	—	15,109
Unit Distributions ($1.28 Per Unit)	(169,528)	(3,727)	—	—	(173,255)
Conversion of Limited Partner Units to General Partner Units	1,332	(1,332)	—	—	—
Retirement of Limited Partner Units	—	(18)	—	—	(18)
Contributions from Noncontrolling Interests	—	—	—	30	30
Distributions to Noncontrolling Interests	—	—	—	(11,551)	(11,551)
Balance as of December 31, 2023	$ 2,505,150	$ 109,003	$ 22,842	$ 7,393	$ 2,644,388

The accompanying notes are an integral part of the consolidated financial statements.

FIRST INDUSTRIAL, L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
	(In thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ 285,837	$ 381,612	$ 277,171
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation	130,427	119,477	107,876
Amortization of Debt Issuance Costs	3,626	3,187	3,423
Other Amortization, Including Equity Based Compensation	34,088	32,845	31,181
Equity in (Income) Loss of Joint Ventures	(32,207)	(114,942)	161
Distributions from Joint Ventures	7,400	118,034	—
Gain on Sale of Real Estate	(95,650)	(128,268)	(150,310)
Gain on Involuntary Conversion	—	(1,495)	—
Straight-line Rental Income and Expense, Net	(21,925)	(25,962)	(16,081)
Increase in Tenant Accounts Receivable, Prepaid Expenses and Other Assets, Net	(2,365)	(4,898)	(337)
(Decrease) Increase in Accounts Payable, Accrued Expenses, Other Liabilities, Rents Received in Advance and Security Deposits	(4,418)	31,307	13,946
Net Cash Provided by Operating Activities	304,813	410,897	267,030
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisitions of Real Estate	(131,057)	(305,326)	(352,922)
Additions to Investment in Real Estate and Non-Acquisition Tenant Improvements and Lease Costs	(361,927)	(522,368)	(314,084)
Net Proceeds from Sales of Investments in Real Estate	120,411	175,409	234,726
Decrease (Increase) in Escrow Deposits	3,877	(450)	(4,461)
Proceeds from Involuntary Conversion	—	1,495	—
Contributions to and Investments in Joint Ventures	(12,349)	(5,616)	(1,550)
Distributions from Joint Ventures	—	29,356	21,407
Other Investing Activity	2,739	(1,608)	61
Net Cash Used in Investing Activities	(378,306)	(629,108)	(416,823)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Financing and Equity Issuance Costs	(61)	(5,265)	(6,452)
Contribution of General Partner Units	—	12,823	145,760
Tax Paid on Vested Equity Compensation	(2,510)	(2,942)	(5,126)
Unit Distributions Paid	(169,368)	(155,333)	(139,710)
Contributions from Noncontrolling Interests	30	242	64
Distributions to Noncontrolling Interests	(11,551)	(4,511)	(171)
Repayments on Mortgage Loans Payable	(321)	(69,465)	(64,450)
Proceeds from Unsecured Term Loans	—	465,000	—
Proceeds from Unsecured Credit Facility	374,000	720,000	289,000
Repayments on Unsecured Credit Facility	(218,000)	(656,000)	(210,000)
Net Cash (Used in) Provided by Financing Activities	(27,781)	304,549	8,915
Net (Decrease) Increase in Cash, Cash Equivalents and Restricted Cash	(101,274)	86,338	(140,878)
Cash, Cash Equivalents and Restricted Cash, Beginning of Year	145,118	58,780	199,658
Cash, Cash Equivalents and Restricted Cash, End of Year	$ 43,844	$ 145,118	$ 58,780

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
		(In thousands)	
SUPPLEMENTAL INFORMATION TO STATEMENTS OF CASH FLOWS:			
Interest Paid, Net of Interest Expense Capitalized	$ 72,881	$ 46,445	$ 44,184
Interest Expense Capitalized in Connection with Development Activity and Joint Venture Investment	$ 13,791	$ 16,298	$ 12,140
Income Taxes Paid	$ 27,754	$ 3,760	$ 3,366
Cash Paid for Operating Lease Liabilities	$ 3,348	$ 3,444	$ 3,261
Supplemental Schedule of Non-Cash Operating Activities:			
Operating Lease Liabilities Arising from Obtaining Right-of-Use Assets	$ 941	$ 949	$ 819
Supplemental Schedule of Non-Cash Investing and Financing Activities:			
General and Limited Partner Unit Distributions Payable	$ 44,201	$ 41,259	$ 37,178
Exchange of Limited Partner Units for General Partner Units:			
Limited Partner Units	$ (1,332)	$ (2,444)	$ (1,761)
General Partner Units	1,332	2,444	1,761
Total	$ —	$ —	$ —
Assumption of Other Assets in Connection with the Acquisition of Real Estate	$ —	$ —	$ 3,611
Assumption of Liabilities in Connection with the Acquisition of Real Estate	$ 528	$ 2,115	$ 1,990
Accounts Payable Related to Construction in Progress and Additions to Investment in Real Estate	$ 55,876	$ 86,456	$ 82,526
Tenant Improvements Funded by Tenant	$ 3,878	$ 610	$ 28,559
Write-off of Fully Depreciated Assets	$ (33,529)	$ (35,716)	$ (36,799)

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share and Unit data)

1. Organization

First Industrial Realty Trust, Inc. (the "Company") is a self-administered and fully integrated real estate company which owns, manages, acquires, sells, develops and redevelops industrial real estate. The Company is a Maryland corporation organized on August 10, 1993 and a real estate investment trust ("REIT") as defined in the Internal Revenue Code of 1986 (the "Code"). Unless stated otherwise or the context otherwise requires, the terms "we," "our" and "us" refer to the Company and its subsidiaries, including its operating partnership, First Industrial, L.P. (the "Operating Partnership"), and its consolidated subsidiaries.

We began operations on July 1, 1994. The Company's operations are conducted primarily through the Operating Partnership, of which the Company is the sole general partner (the "General Partner"), with an approximate 97.5% and 97.7% ownership interest ("General Partner Units") at December 31, 2023 and 2022, respectively. The Operating Partnership also conducts operations through several other limited partnerships (the "Other Real Estate Partnerships"), numerous limited liability companies ("LLCs") and certain taxable REIT subsidiaries ("TRSs"), the operating data of which, together with that of the Operating Partnership, is consolidated with that of the Company as presented herein. The Operating Partnership holds at least a 99% limited partnership interest in each of the Other Real Estate Partnerships. The general partners of the Other Real Estate Partnerships are separate corporations, wholly-owned by the Company, each with at least a .01% general partnership interest in the Other Real Estate Partnerships. The Company does not have any significant assets or liabilities other than its investment in the Operating Partnership and its 100% ownership interest in the general partners of the Other Real Estate Partnerships. The Company's noncontrolling interest in the Operating Partnership of approximately 2.5% and 2.3% at December 31, 2023 and 2022, respectively, represents the aggregate partnership interest held by the limited partners thereof ("Limited Partner Units" and together with the General Partner Units, the "Units"). The limited partners of the Operating Partnership are persons or entities who contributed their direct or indirect interests in properties to the Operating Partnership in exchange for common Limited Partner Units of the Operating Partnership and/or recipients of RLP Units of the Operating Partnership (see Note 6) pursuant to the Company's stock incentive plan.

Through a wholly-owned TRS of the Operating Partnership, we own an equity interest in a joint venture (the "Joint Venture"). We also provide various services to the Joint Venture. The Joint Venture is accounted for under the equity method of accounting. The operating data of the Joint Venture is not consolidated with that of the Company or the Operating Partnership as presented herein. See Note 5 for more information related to the Joint Venture.

Profits, losses and distributions of the Operating Partnership, the LLCs, the Other Real Estate Partnerships, the TRSs and the Joint Venture are allocated to the general partner and the limited partners, the members or the shareholders, as applicable, of such entities in accordance with the provisions contained within their respective organizational documents.

As of December 31, 2023, we owned 428 industrial properties located in 19 states, containing an aggregate of approximately 66.6 million square feet of gross leasable area ("GLA"). Of the 428 properties owned on a consolidated basis, none of them are directly owned by the Company.

Any references to the number of industrial properties and square footage in the financial statement footnotes are unaudited.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying Consolidated Financial Statements at December 31, 2023 and 2022 and for each of the years ended December 31, 2023, 2022 and 2021 include the accounts and operating results of the Company and the Operating Partnership. All intercompany transactions have been eliminated in consolidation.

Use of Estimates

In order to conform with generally accepted accounting principles ("GAAP"), in preparation of our Consolidated Financial Statements we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2023 and 2022, and the reported amounts of revenues and expenses for each of the years ended December 31, 2023, 2022 and 2021. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash and liquid investments with an initial maturity of three months or less. The carrying amount approximates fair value due to the short term maturity of these investments. We maintain cash and cash equivalents in banking institutions that may exceed amounts insured by the Federal Deposit Insurance Corporation. We have not realized any losses of such cash investments or accounts and mitigate risk by using nationally recognized banking institutions.

Restricted Cash

Restricted cash includes cash held in escrow in connection with gross proceeds from the sales of certain industrial properties. These sales proceeds will be disbursed as we exchange into properties under Section 1031 of the Code or will be returned to us after the mandatory time period has expired. The carrying amount approximates fair value due to the short term maturity of these investments. For purposes of our Consolidated Statements of Cash Flows, changes in restricted cash are aggregated with cash and cash equivalents.

Investment in Real Estate and Depreciation

Investment in real estate is carried at cost, less accumulated depreciation and amortization. We review our properties on a quarterly basis for impairment and provide a provision if impairments exist. To determine if an impairment may exist, we review our properties and identify those that have had either an event of change or event of circumstances warranting further assessment of recoverability (such as a decrease in occupancy, a decline in general market conditions or a change in the expected hold period of an asset or asset group). The judgments regarding the existence of indicators of impairment are based on the operating performance, market conditions, as well as our ability to hold and our intent with regard to each property. If further assessment of recoverability is needed, we estimate the future net cash flows expected to result from the use of the property and its eventual disposition. Estimated future net cash flows are based on estimates of future operating performance and market conditions. If the sum of the expected future net cash flows (undiscounted and without interest charges) is less than the carrying amount of the property or group of properties, we will recognize an impairment loss equal to the amount in which carrying value exceeds the estimated fair value of the property or group of properties. The assessment of fair value requires the use of estimates and assumptions relating to the timing and amounts of cash flow projections, discount rates and terminal capitalization rates.

We generally classify certain properties and related assets and liabilities as held for sale when the sale of an asset has been duly approved by management, a legally enforceable contract has been executed and the buyer's due diligence period, if any, has expired. At such time, the respective assets and liabilities are presented separately on the Consolidated Balance Sheets. Upon held for sale classification, we cease depreciation and value the properties at the lower of depreciated cost or fair value, less costs to dispose.

Interest costs, real estate taxes, compensation costs of development personnel and other directly related costs incurred during construction periods are capitalized to development projects from the point we begin undergoing activity necessary to get the development ready for its intended use. Interest is capitalized using the weighted average borrowing rate during the construction period. Upon substantial completion, we reclassify construction in progress to building and tenant improvements and commence depreciation.

Depreciation expense is computed using the straight-line method based on the following useful lives:

	Years
Buildings and Improvements	3 to 50
Land Improvements	2 to 25
Furniture, Fixtures and Equipment	3 to 5
Tenant Improvements	Shorter of Useful Life or Terms of Related Lease

Construction expenditures for tenant improvements, leasehold improvements and leasing commissions (inclusive of incentive compensation costs of personnel directly attributable to executed leases) are capitalized and amortized over the terms of each specific lease. Repairs and maintenance are charged to expense when incurred. Expenditures for improvements are capitalized.

Upon acquisition of a property, we allocate the purchase price of the property based upon the fair value of the assets acquired and liabilities assumed, which generally consists of land, buildings, tenant improvements, construction in progress, leasing commissions and lease intangibles including in-place lease assets and above market and below market lease assets and liabilities. We allocate the purchase price to the fair value of the tangible assets of an acquired property by valuing the property as if it were vacant. The determination of fair value includes the use of significant assumptions such as land comparables, discount rates, terminal capitalization rates and market rent assumptions. Acquired above and below market lease intangibles are valued based on the present value of the difference between prevailing market rental rates and the in-place rental rates measured over a period equal to the remaining term of the lease for above market leases or the remaining term of the lease plus the term of any below market fixed rate renewal options for below market leases. The value of above and below market lease intangibles, which are included as assets or liabilities in the line items *Prepaid Expenses and Other Assets, Net* or *Accounts Payable, Accrued Expenses and Other Liabilities* on the Consolidated Balance Sheets are amortized as an increase or decrease to rental revenue over the remaining initial lease term, plus the term of any below market fixed rate renewal options of the respective leases.

The purchase price is further allocated to in-place lease values based on an estimate of the lease revenue received during a reasonable lease-up period as if the property was vacant on the date of acquisition. The value of in-place lease intangibles, which are included in the line item *Prepaid Expenses and Other Assets, Net* on the Consolidated Balance Sheets are amortized over the remaining initial lease term (including expected renewal periods) as adjustments to depreciation and other amortization expense. If a tenant fully terminates its lease early, the unamortized portion of the tenant improvements, leasing commissions, above and below market intangibles and the in-place lease value is immediately accelerated and fully amortized on the date of the termination.

As defined by GAAP, a business is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs or other economic benefits directly to investors or other owners, members or participants. Our typical acquisitions consist of properties whereby substantially all the fair value or gross assets acquired is concentrated in a single asset (land, building, construction in progress and in-place leases) and, therefore, will be accounted for as asset acquisitions, which permits the capitalization of transaction costs to the basis of the acquired property.

Deferred leasing intangibles, net of accumulated amortization, included in our total assets and total liabilities consist of the following:

	December 31, 2023	December 31, 2022
In-Place Leases	$ 16,199	$ 19,373
Above Market Leases	2,435	1,319
Below Market Ground Lease Obligation	1,417	1,462
Tenant Relationships	1,467	1,936
Total Included in Total Assets, Net of $28,205 and $28,590 of Accumulated Amortization	$ 21,518	$ 24,090
Below Market Leases	$ 11,851	$ 15,152
Total Included in Total Liabilities, Net of $16,796 and $18,004 of Accumulated Amortization	$ 11,851	$ 15,152

Amortization expense related to in-place leases and tenant relationships was $6,735, $6,098 and $4,498 for the years ended December 31, 2023, 2022 and 2021, respectively. For the years ended December 31, 2023, 2022 and 2021, lease revenue increased by $4,430, $2,679 and $1,442, respectively, related to net amortization of above and below market leases. We will recognize net amortization expense related to deferred leasing intangibles over the next five years for properties owned as of December 31, 2023 as follows:

	Estimated Amortization of In-Place Leases and Tenant Relationships	Estimated Net Increase to Rental Revenues Related to Above and Below Market Leases
2024	$ 4,860	$ 3,341
2025	$ 3,790	$ 2,465
2026	$ 2,666	$ 1,558
2027	$ 1,787	$ 973
2028	$ 1,394	$ 741

Debt Issuance Costs

Debt issuance costs include fees and costs incurred to obtain long-term financing. These fees and costs are being amortized over the terms of the respective loans. Unamortized debt issuance costs are written-off when debt is retired before the maturity date. Debt issuance costs are presented as a direct deduction from the carrying amount of the respective debt liability, consistent with debt discounts, except for the debt issuance costs related to the unsecured credit facility which are included in the line item *Prepaid Expenses and Other Assets, Net* on the Consolidated Balance Sheets.

Investment in Joint Ventures

Investment in joint ventures represents a noncontrolling equity interest in joint venture arrangements. We have determined to account for our investment in the joint ventures under the equity method of accounting, as we do not have a majority voting interest, operational control or financial control. Control is determined using accounting standards related to the consolidation of joint ventures and variable interest entities ("VIEs"). Under the equity method of accounting, our share of earnings or losses of the joint ventures is reflected in income as earned and contributions or distributions increase or decrease our investment in joint ventures as paid or received, respectively. Differences between our carrying value of our investment in the joint ventures and our underlying equity in such joint ventures are amortized and included as an adjustment to our equity in income (loss) or recognized, either in whole or in part, during the period that real estate assets are sold from the Joint Venture.

We account for our interests in the Joint Ventures using the hypothetical liquidation at book value model. Under this method, we record our Equity in Income (Loss) of Joint Ventures based on our proportionate share of the Joint Venture's earnings based on our ownership interest, after giving effect to incentive fees which we are entitled to receive.

FIRST INDUSTRIAL REALTY TRUST, INC. AND FIRST INDUSTRIAL, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We classify distributions received from equity method investments using the cumulative earnings approach. In general, distributions received are considered returns on the investment and classified as cash inflows from operating activities. If, however, our cumulative distributions received, less distributions received in prior periods determined to be returns of investment, exceed cumulative equity in earnings recognized, the excess is considered a return of investment and is classified as cash inflows from investing activities.

On a periodic basis, management assesses whether there are any indicators that the value of our investments in joint venture arrangements may be impaired. An investment is impaired only if our estimate of the fair value of the investment is less than the carrying value of the investment, and such decline in value is deemed to be other than temporary. To the extent an impairment has occurred, the loss shall be measured as the excess of the carrying value of the investment over the fair value of the investment.

Noncontrolling Interests

Limited Partner Units are reported within Partners' Capital in the Operating Partnership's balance sheet as of December 31, 2023 and 2022 because they are not redeemable for cash or other assets (a) at a fixed or determinable date, (b) at the option of the Unitholder or (c) upon the occurrence of an event that is not solely within the control of the Operating Partnership. Redemption can be effectuated, as determined by the General Partner, either by exchanging the Units for shares of common stock of the Company on a one-for-one basis, subject to adjustment, or by paying cash equal to the fair market value of such shares.

The Operating Partnership is the only significant asset of the Company and economic, fiduciary and contractual means align the interests of the Company and the Operating Partnership. The Company's Board of Directors and officers of the Company direct the Company to act when acting in its capacity as sole general partner of the Operating Partnership. Because of this, the Operating Partnership is deemed to have effective control of the form of redemption consideration. As of December 31, 2023, all criteria were met for the Operating Partnership to control the actions or events necessary to issue the maximum number of the Company's common shares required to be delivered upon redemption of all remaining Limited Partner Units.

Through a wholly-owned TRS of the Operating Partnership, we own a 43% interest in the Joint Venture that is accounted for under the equity method of accounting. Our ownership interest in the Joint Venture is held through a partnership with a third party ("Joint Venture Partnership"). We concluded that we hold the power to direct the activities that most significantly impact the economic performance of the Joint Venture Partnership. As a result, we consolidate the Joint Venture Partnership, which holds an aggregate 49% interest in the Joint Venture and reflect the third-party's interest in the joint venture as Noncontrolling Interests within the financial statements of the Company and Operating Partnership. See Note 5.

Stock Based Compensation

We measure compensation cost for all stock-based awards at fair value on the date of grant and recognize compensation expense over the period during which an employee is required to provide service in exchange for the award, generally the vesting period.

Revenue Recognition

We lease our properties to tenants under agreements that are classified as leases. We recognize, as rental income, the total minimum lease payments under the leases on a straight-line basis over the lease term. Generally, under the terms of our leases, the majority of property operating expenses, including real estate taxes, insurance, and other property operating expenses are recovered from our tenants and recognized as tenant recovery revenue in the same period we incur the related expenses. As the timing and straight-line pattern of transfer to the lessee for rental revenue and the associated rental recoveries are the same and our leases qualify as operating leases, we account for the present rental revenue and tenant recovery revenue as a single component under *Lease Revenue*.

We assess the collectibility of lease receivables (including future minimum rental payments) both at commencement and throughout the lease term. If we conclude that collection of lease payments is not probable at lease commencement, we will recognize lease payments only as they are received. If collection of lease payments is concluded to be probable at commencement and our assessment of collectibility changes during the lease term, any difference between the revenue that would have been received under the straight-line method and the lease payments that have been collected will be recognized as a current period adjustment to *Lease Revenue* and revenue will subsequently be accounted for on a cash basis until such time that collection of future rent is deemed probable.

If a lease provides for tenant improvements, we determine whether we or the tenant is the owner of the tenant improvements. When we are the owner of the tenant improvements, any tenant improvements funded by the tenant are treated as lease payments which are deferred and amortized as revenue over the lease term. When the tenant is the owner of the tenant improvements, we record any tenant improvement allowance funded as a lease inducement and amortize it as a reduction of revenue over the lease term.

We recognize fees received from tenants to fully terminate their lease prior to the contractual end date on a straight-line basis from the notification date through the revised lease end date.

Property Expenses

Property expenses include real estate taxes, utilities, repairs and maintenance, property insurance as well as the cost of our property management personnel and other costs of managing our properties. Several of our leases require tenants to pay real estate taxes directly to taxing authorities. We exclude from property expenses certain lessor costs, such as real estate taxes, that the we contractually require the tenant to pay directly to a third party on our behalf. The amounts paid directly to third parties by tenants for lessor costs are also excluded from lease revenues.

Lessee Accounting

We are a lessee on a limited number of ground and office leases and these operating lease agreements are included within *Operating Lease Right-of-Use Assets* ("ROU") and *Operating Lease Liabilities* on the Consolidated Balance Sheets. We elected the practical expedient to combine our lease and related nonlease components for our lessee building leases. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Our variable lease payments consist of nonlease services related to the lease. Variable lease payments are excluded from the ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred. As most of our leases do not provide an implicit rate, we use information available at lease commencement to estimate an appropriate incremental borrowing rate on a fully-collateralized basis to determine the present value of lease payments. ROU assets also include any future minimum lease payments made and exclude lease incentives. Many of our lessee agreements include options to extend the lease, which we do not include in our minimum lease terms unless they are reasonably certain to be exercised. Rental expense for lease payments related to operating leases is recognized on a straight-line basis over the lease term.

Gain on Sale of Real Estate

Asset sales are generally recognized when control of the asset being sold is transferred to the buyer. As the assets are sold, their costs and related accumulated depreciation, if any, are derecognized with resulting gains or losses reflected in net income. Estimated future costs to be incurred by us after completion of each sale are accrued and included in the determination of the gain on sales.

When leases contain purchase options, we assess the probability that the tenant will execute the purchase option both at lease commencement or at the time the tenant communicates their intent to execute the purchase option. If we determine the execution of the purchase option is reasonably certain, we will account for the lease as a sales-type lease and derecognize the associated real estate assets on our balance sheet and record a gain or loss on sale.

Income Taxes

The Company has elected to be taxed as a REIT under the Code. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement to distribute at least 90% of its adjusted taxable income to its stockholders. Management intends to continue to adhere to these requirements and to maintain the Company's REIT status. As a REIT, the Company is entitled to a tax deduction for some or all of the dividends it pays to shareholders. Accordingly, the Company generally will not be subject to federal income taxes as long as it currently distributes to shareholders an amount equal to or in excess of the Company's taxable income. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes and may not be able to qualify as a REIT for four subsequent taxable years.

REIT qualification reduces, but does not eliminate, the amount of state and local taxes we pay. In addition, certain activities that we undertake may be conducted by entities which have elected to be treated as a TRS. TRSs are subject to federal, state and local income taxes. A benefit or provision has been made for federal, state and local income taxes in the accompanying Consolidated Financial Statements.

In accordance with partnership taxation, each of the partners of the Operating Partnership is responsible for reporting their share of taxable income or loss.

Earnings Per Share and Earnings Per Unit ("EPS" and "EPU")

We use the two-class method of computing earnings per common share or Unit, which is an earnings allocation formula that determines earnings per share for common stock and any participating securities according to dividends declared (whether paid or unpaid) and participation rights in undistributed earnings. Basic net income per common share or Unit is computed by dividing net income available to common stockholders or Unitholders by the weighted average number of common shares or Units outstanding for the period. Diluted net income per common share or Unit is computed by dividing net income available to common stockholders or Unitholders by the sum of the weighted average number of common shares or Units outstanding and any dilutive non-participating securities for the period.

Derivative Financial Instruments

During the normal course of business, we have used derivative instruments for the purpose of managing interest rate risk on anticipated offerings of long term debt. Receipts or payments that result from the settlement of derivative instruments used to fix the interest rate on anticipated offerings of senior unsecured notes are amortized over the life of the derivative or the life of the debt and is included in interest expense. Receipts or payments resulting from derivative instruments used to convert floating rate debt to fixed rate debt are recognized as a component of interest expense.

To qualify for hedge accounting, derivative instruments used for risk management purposes must effectively reduce the risk exposure that they are designed to hedge. In addition, at inception of a qualifying cash flow hedging relationship, the underlying transaction or transactions, must be, and are expected to remain, probable of occurring in accordance with our related assertions. We recognize all derivative instruments in the line items *Prepaid Expenses and Other Assets, Net* or *Accounts Payable, Accrued Expenses and Other Liabilities* on the Consolidated Balance Sheets at fair value. Changes in fair value of derivative instruments that are not designated in hedging relationships or that do not meet the criteria of hedge accounting are recognized in earnings. For derivative instruments designated in qualifying cash flow hedging relationships, changes in fair value related to the effective portion of the derivative instruments are recognized in the line item *Accumulated Other Comprehensive Income (Loss)* on the Consolidated Balance Sheets, whereas changes in fair value of the ineffective portion are recognized in earnings. If it is determined that a derivative instrument ceases to be highly effective as a hedge, or that it is probable the underlying forecasted transaction will not occur, we discontinue its cash flow hedge accounting prospectively and record the appropriate adjustment to earnings based on the current fair value of the derivative instrument. The credit risks associated with derivative instruments are controlled through the evaluation and monitoring of the creditworthiness of the counterparty. In the event that the counterparty fails to meet the terms of the derivative instruments, our exposure is limited to the fair value of agreements, not the notional amounts.

Fair Value

GAAP establishes a framework for measuring fair value and requires disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants. The guidance establishes a hierarchy for inputs used in measuring fair value based on observable and unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are based on market data obtained from independent sources. Unobservable inputs are inputs that reflect our assumptions of pricing the asset or liability based on the best information available in the circumstances. We estimate fair value using available market information and valuation methodologies we believe to be appropriate for these purposes. The fair value hierarchy consists of the following three broad levels:

- Level 1 - quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

- Level 2 - inputs other than quoted prices within Level 1 that are either directly or indirectly observable for the asset or liability; and

- Level 3 - unobservable inputs in which little or no market data exists for the asset or liability.

Our assets and liabilities that are measured at fair value are classified in their entirety based on the lowest level of input that is significant to their fair value measurement. Considerable judgment and a high degree of subjectivity are involved in developing these estimates and, accordingly, they are not necessarily indicative of amounts that we would realize on disposition.

Segment Reporting

Management views the Company, inclusive of the Operating Partnership, as a single segment based on its method of internal reporting.

Recent Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update ("ASU") 2023-07, "Improvements to Reportable Segment Disclosures" ("ASU 2023-07"). ASU 2023-07 requires disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within the segment measure of profit or loss. ASU 2023-07 will be applied retrospectively and is effective for annual reporting periods in fiscal years beginning after December 15, 2023, and interim reporting periods in fiscal years beginning after December 31, 2024. We are currently evaluating ASU 2023-07 to determine its impact on our disclosures.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09"). ASU 2023-09 requires enhanced income tax disclosures, primarily through standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. ASU 2023-09 is effective for annual periods in fiscal years beginning after December 15, 2025, and should be applied either prospectively or retrospectively. We are currently evaluating ASU 2023-09 to determine its impact on our disclosures.

Reclassifications

Deferred Leasing Intangibles, Net as of December 31, 2022 have been reclassified to the *Prepaid Expenses and Other Assets, Net* line item and to the *Accounts Payable, Accrued Expenses and Other Liabilities* line item in the Consolidated Balance Sheets to conform to the 2023 presentation.

3. Investment in Real Estate

Acquisitions

The following table summarizes our acquisition of industrial properties and land parcels for the years ended December 31, 2023, 2022 and 2021. We accounted for the properties and land parcels as asset acquisitions and therefore capitalized transaction costs to the basis of the acquired assets. The revenue and net income associated with the acquisition of the industrial properties, since their respective acquisition dates, are not significant for years ended December 31, 2023, 2022 or 2021.

	Year Ended December 31,		
	2023	2022	2021
Number of Industrial Properties Acquired	4	11	4
GLA (in millions)	0.2	0.5	0.2
Purchase Price of Industrial Properties Acquired	$ 43,950	$ 137,126	$ 38,727
Purchase Price of Income Producing Land Parcels Acquired [A]	—	56,525	—
Purchase Price of Land Parcels Acquired [B]	80,554	105,486	302,223
Total Purchase Price [C]	$ 124,504	$ 299,137	$ 340,950

[A] For the year ended December 31, 2022, includes $11,676, $1,577, $3,850 and ($4,950) allocated to building improvements/construction in progress, other assets, in-place leases and below market leases, respectively.

[B] For the year ended December 31, 2023, includes $1,334 and $763 allocated to above market leases and in-place leases, respectively. For the year ended December 31, 2021, includes $3,857, $1,434 and $183 allocated to building improvements/construction in progress, other assets and in-place leases, respectively.

[C] Purchase price excludes closing costs.

The following table summarizes the fair value of amounts recognized for each major class of asset and liability for the industrial properties and land parcels acquired during the years ended December 31, 2023 and 2022:

	Year Ended December 31,	
	2023	2022
Land	$ 110,025	$ 252,158
Building and Improvements/Construction in Progress	10,659	43,685
Other Assets	785	2,975
In-Place Leases	3,091	9,246
Above Market Leases	1,464	23
Below Market Leases	(1,520)	(8,950)
Total Purchase Price	$ 124,504	$ 299,137

Sales

The following table summarizes our property and land dispositions for the years ended December 31, 2023, 2022 and 2021:

	Year Ended December 31,		
	2023	**2022**	**2021**
Number of Industrial Properties Sold [A]	11	9	29
GLA (in millions)[B]	1.0	2.2	2.9
Gross Proceeds from the Sale of Real Estate [B]	$ 125,293	$ 178,340	$ 243,407
Gain on Sale of Real Estate [B]	$ 95,650	$ 128,268	$ 150,310

[A] Included as one industrial property for the year ended December 31, 2021 was the sale of multiple industrial condominium units.

[B] Gross proceeds and gain on sale of real estate include the sale of two land parcels for the year ended December 31, 2023 and one land parcel for each of the years ended December 31, 2022 and 2021.

4. Indebtedness

The following table discloses certain information regarding our indebtedness:

	Outstanding Balance at		Interest Rate at December 31, 2023	Effective Interest Rate at Issuance	Maturity Date
	December 31, 2023	December 31, 2022			
Mortgage Loan Payable	$ 9,978	$ 10,299	4.17%	4.17%	8/1/2028
Senior Unsecured Notes, Gross					
2027 Notes	6,070	6,070	7.15%	7.11%	5/15/2027
2028 Notes	31,901	31,901	7.60%	8.13%	7/15/2028
2032 Notes	10,600	10,600	7.75%	7.87%	4/15/2032
2027 Private Placement Notes	125,000	125,000	4.30%	4.30%	4/20/2027
2028 Private Placement Notes	150,000	150,000	3.86%	3.86%	2/15/2028
2029 Private Placement Notes	75,000	75,000	4.40%	4.40%	4/20/2029
2029 II Private Placement Notes	150,000	150,000	3.97%	4.23%	7/23/2029
2030 Private Placement Notes	150,000	150,000	3.96%	3.96%	2/15/2030
2030 II Private Placement Notes	100,000	100,000	2.74%	2.74%	9/17/2030
2032 Private Placement Notes	200,000	200,000	2.84%	2.84%	9/17/2032
Subtotal	$ 998,571	$ 998,571			
Unamortized Debt Issuance Costs	(4,062)	(4,777)			
Unamortized Discounts	(46)	(52)			
Senior Unsecured Notes, Net	$ 994,463	$ 993,742			
Unsecured Term Loans, Gross					
2021 Unsecured Term Loan [(A)]	200,000	200,000	1.81%	N/A	7/7/2026
2022 Unsecured Term Loan [(A)]	425,000	425,000	3.64%	N/A	10/18/2027
2022 Unsecured Term Loan II [(A)(B)]	300,000	300,000	4.88%	N/A	8/12/2025
Subtotal	$ 925,000	$ 925,000			
Unamortized Debt Issuance Costs	(4,137)	(5,740)			
Unsecured Term Loans, Net	$ 920,863	$ 919,260			
Unsecured Credit Facility [(C)]	$ 299,000	$ 143,000	6.19%	N/A	7/7/2025

[(A)] The interest rate at December 31, 2023 includes the impact of derivative instruments which effectively convert the variable rate of the debt to a fixed rate. See Note 12.

[(B)] At our option, we may extend the maturity pursuant to two, one-year extension options, subject to certain conditions.

[(C)] At our option, we may extend the maturity pursuant to two, six-month extension options, subject to certain conditions. Amounts exclude unamortized debt issuance costs of $2,036 and $3,285 as of December 31, 2023 and 2022, respectively, which are included in the line item *Prepaid Expenses and Other Assets, Net* on the Consolidated Balance Sheets.

Mortgage Loan Payable

During the years ended December 31, 2022 and 2021, we paid off mortgage loans in the amount of $67,973 and $60,471, respectively.

As of December 31, 2023, mortgage loan payable is collateralized by industrial properties with a net carrying value of $31,092. We believe the Operating Partnership and the Company were in compliance with all covenants relating to our mortgage loan as of December 31, 2023.

Senior Unsecured Notes, Net

The senior notes issued in a private placement (the "Private Placement Notes") are unsecured obligations of the Operating Partnership that are fully and unconditionally guaranteed by the Company and require semi-annual interest payments.

Unsecured Term Loans, Net

On August 12, 2022, we entered into a three-year, $300,000 unsecured term loan (the "2022 Unsecured Term Loan II") of which the entire principal was borrowed on November 1, 2022. The 2022 Unsecured Term Loan II matures in August 2025, unless we extend the term, at our election, pursuant to two, one-year extension options, subject to certain conditions. At December 31, 2023, the 2022 Unsecured Term Loan II requires interest-only payments and bears interest at a variable rate based on SOFR, plus a 0.10% SOFR adjustment, plus a credit spread, which is 85 basis points. The interest rate is subject to adjustment based on changes to our leverage ratio and credit ratings and our achievement of a sustainability-linked pricing metric. Additionally, we have interest rate swaps with an aggregate notional value of $300,000 that lock the SOFR rate at 3.93%. The all-in interest rate at December 31, 2023 is 4.88%. $150,000 of the notional amount of the interest rate swaps matures in December 2025 and $150,000 of the notional amount of the remaining interest rate swaps matures in August 2027. See Note 12 for additional information.

On April 18, 2022, we entered into a five-year, $425,000 unsecured term loan (the "2022 Unsecured Term Loan"). The 2022 Unsecured Term Loan matures in October 2027. At December 31, 2023, the 2022 Unsecured Term Loan requires interest-only payments and bears interest at a variable rate based on SOFR, plus a 0.10% SOFR adjustment, plus a credit spread, which is 85 basis points. The interest rate is subject to adjustment based on changes to our leverage ratio and credit ratings and our achievement of a sustainability-linked pricing metric. Additionally, we have interest rate swaps with an aggregate notional value of $425,000 that lock the SOFR rate at 2.69%. The all-in interest rate at December 31, 2023 is 3.64%. The interest rate swaps mature September 30, 2027. See Note 12 for additional information.

Our $200,000 unsecured term loan (the "2021 Unsecured Term Loan", and together with the 2022 Unsecured Term Loan II and the 2022 Unsecured Term Loan, the "Unsecured Term Loans") matures on July 7, 2026. At December 31, 2023, the 2021 Unsecured Term Loan requires interest-only payments and bears interest at a variable rate based on SOFR, plus a 0.10% SOFR adjustment, plus a credit spread, which is 85 basis points. The interest rate is subject to adjustment based on our leverage and investment grade rating. Additionally, we have interest rate swaps with an aggregate notional value of $200,000 that fixed the SOFR rate component at 0.86% for the year ended December 31, 2023 and mature in February 2026. The all-in interest rate at December 31, 2023 is 1.81%. See Note 12 for additional information. We may request the borrowing capacity under the 2021 Unsecured Term Loan to be increased to $460,000, subject to certain restrictions.

Unsecured Credit Facility

Our $750,000 revolving credit agreement (the "Unsecured Credit Facility") matures on July 7, 2025, unless extended at our option pursuant to two, six-month extension options, subject to certain conditions. At December 31, 2023, the Unsecured Credit Facility requires interest-only payments and bears interest at a variable rate based on SOFR, plus a 0.10% SOFR adjustment, plus a credit spread, which is currently 77.5 basis points and a facility fee of 15 basis points. The interest rate and facility fee are each subject to adjustment based on our leverage and investment grade rating. We may request that the borrowing capacity under the Unsecured Credit Facility be increased to $1,000,000, subject to certain restrictions.

Indebtedness

The following is a schedule of the stated maturities and scheduled principal payments of our indebtedness, exclusive of discounts and debt issuance costs, for the next five years as of December 31, and thereafter:

	Amount
2024	$ 334
2025	599,349
2026	200,364
2027	556,449
2028	190,453
Thereafter	685,600
Total	$ 2,232,549

Our Unsecured Credit Facility, our Unsecured Term Loans, the Private Placement Notes and the indentures governing our senior unsecured notes contain certain financial covenants, including limitations on incurrence of debt and debt service coverage. Under the Unsecured Credit Facility and the Unsecured Term Loans, an event of default can occur if the lenders, in their good faith judgment, determine that a material adverse change has occurred which could prevent timely repayment or materially impair our ability to perform our obligations under the loan agreements. We believe the Operating Partnership and the Company were in compliance with all covenants relating to the Unsecured Credit Facility, the Unsecured Term Loans, the Private Placement Notes and the indentures governing our senior unsecured notes as of December 31, 2023. However, these financial covenants are complex and there can be no assurance that these provisions would not be interpreted by our lenders and noteholders in a manner that could impose and cause us to incur material costs.

Fair Value

At December 31, 2023 and 2022, the fair value of our indebtedness was as follows:

	December 31, 2023		December 31, 2022	
	Carrying Amount [(A)]	Fair Value	Carrying Amount [(A)]	Fair Value
Mortgage Loan Payable	$ 9,978	$ 9,666	$ 10,299	$ 9,765
Senior Unsecured Notes, Net	998,525	902,042	998,519	883,444
Unsecured Term Loans	925,000	925,000	925,000	909,187
Unsecured Credit Facility	299,000	299,000	143,000	143,000
Total	$ 2,232,503	$ 2,135,708	$ 2,076,818	$ 1,945,396

[(A)] The carrying amounts include unamortized discounts and exclude unamortized debt issuance costs.

The fair value of our mortgage loan payable was determined by discounting the future cash flows using the current rates at which similar loans would be made based upon similar remaining maturities. The current market rate we utilized was internally estimated. The fair value of the senior unsecured notes was determined by using current rates, as advised by our bankers, that are based upon recent trades within the same series of the senior unsecured notes, recent trades for senior unsecured notes with comparable maturities, recent trades for fixed rate unsecured notes from companies with profiles similar to ours, as well as overall economic conditions. The fair value of the Unsecured Credit Facility and the Unsecured Term Loans was determined by discounting the future cash flows using current rates, as advised by our bankers, at which similar loans would be made to borrowers with similar credit ratings and for the same remaining term, assuming no repayment until maturity. We have concluded that our determination of fair value for our mortgage loan payable, each of our senior unsecured notes, the Unsecured Term Loans and the Unsecured Credit Facility was primarily based upon Level 3 inputs.

5. Variable Interest Entities

Other Real Estate Partnerships

The Other Real Estate Partnerships are variable interest entities ("VIEs") of the Operating Partnership and the Operating Partnership is the primary beneficiary, thus causing the Other Real Estate Partnerships to be consolidated by the Operating Partnership. In addition, the Operating Partnership is a VIE of the Company and the Company is the primary beneficiary.

The following table summarizes the assets and liabilities of the Other Real Estate Partnerships included in our Consolidated Balance Sheets, net of intercompany amounts:

	December 31, 2023	December 31, 2022
ASSETS		
Assets:		
Net Investment in Real Estate	$ 302,869	$ 313,245
Operating Lease Right-of-Use Assets	12,910	13,000
Cash and Cash Equivalents	2,221	2,915
Deferred Rent Receivable	15,601	13,261
Prepaid Expenses and Other Assets, Net	12,945	12,919
Total Assets	$ 346,546	$ 355,340
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities:		
Accounts Payable, Accrued Expenses and Other Liabilities	$ 9,698	$ 18,148
Operating Lease Liabilities	10,219	10,249
Rents Received in Advance and Security Deposits	8,368	7,917
Partners' Capital	318,261	319,026
Total Liabilities and Partners' Capital	$ 346,546	$ 355,340

Joint Ventures

Through a wholly-owned TRS of the Operating Partnership, we own a 43% interest in the Joint Venture. Since we own our interest in the Joint Venture through a partnership with a third party and we hold the power to direct the activities that most significantly impact the economic performance of the partnership, we consolidate the partnership and reflect our partner's 6% interest in the Joint Venture within the financial statements. Additionally, we owned a 49% interest in a joint venture that sold its remaining acres of land and ceased operations during the year ended December 31, 2021 (the "Former Joint Venture" together with the Joint Venture, the "Joint Ventures"). The Joint Ventures were formed for the purpose of developing, leasing, operating and selling land located in the Phoenix, Arizona metropolitan area.

Under the operating agreement for the Joint Venture, we act as the managing member and are entitled to receive fees for providing management, leasing, development, construction supervision, disposition and asset management services. In addition, the Joint Venture's operating agreement provides us the ability to earn incentive fees based on the ultimate financial performance of the Joint Venture.

During the years ended December 31, 2023, 2022 and 2021, we earned fees of $6,473, $1,717 and $407, respectively, from the Joint Ventures related to asset management, property management, leasing and development services we provided to the Joint Ventures, of which we deferred recognition of $1,314, $395 and $86, respectively, due to our economic interest in the Joint Ventures. During the years ended December 31, 2023 and 2022, we incurred fees of $3,667 and $909, respectively, related to third-party development management and leasing services associated with the Joint Venture. At December 31, 2023 and 2022, we had a receivable from the Joint Venture of $138 and $34, respectively.

FIRST INDUSTRIAL REALTY TRUST, INC. AND FIRST INDUSTRIAL, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Net income of the Joint Ventures for the years ended December 31, 2023, 2022 and 2021 was $46,664, $171,511 and $14,905, respectively. Included in net income during the year ended December 31, 2023 was $4,907 of lease revenue as well as gain on sale of real estate of $40,616 related to the sale of approximately 31 acres of land. Our economic share of the lease revenue and gain on sale was $2,404 and $19,902, respectively. Included in net income during the year ended December 31, 2022 is gain on sale of real estate of $171,671 related to the sale of approximately 391 acres of land for which our economic share of the gain on sale was $84,119. Included in net income during the year ended December 31, 2021 is gain on sale of real estate of $15,160 related to the sale of 138 net acres of land from the Former Joint Venture for which our economic share of the gain on sale was $7,142. However, since the Company was the purchaser of the 138 net acres, we netted our portion of gain on sale against the basis of the land acquired.

For the years ended December 31, 2023 and 2022, we earned incentive fees of $9,369 and $31,308, respectively, from the Joint Venture, which are reflected in the *Equity In Income (Loss) of Joint Ventures* line item on the Consolidated Statement of Operations. For the year ended December 31, 2021, we earned incentive fees of $3,024 from the Former Joint Venture, which were netted against the basis of the real estate acquired from the Former Joint Venture.

The Joint Venture has three buildings under development comprising an aggregate 1.8 million square feet (the "Project") at December 31, 2023. During the year ended December 31, 2022, in connection with the Project, the Joint Venture entered into a construction loan with a capacity of $149,514 with a third-party lender (the "Joint Venture Loan"). As of December 31, 2023 and 2022, the balance of the Joint Venture Loan was $95,711 and $9,037, respectively, excluding $730 and $1,188, respectively, of unamortized debt issuance costs. With respect to the Joint Venture Loan, we provided a completion guarantee to the lender and our third-party joint venture partner that requires the Company to timely complete construction of the Project. Total estimated investment for the Project is approximately $214,766 and the Joint Venture is using a third-party contractor to develop the buildings pursuant to a guaranteed maximum price contract. We also provided a guarantee to the lender related to typical non-recourse exceptions and an environmental indemnity. It is not possible to estimate the amount of additional costs, if any, that we may incur in connection with our completion guarantees to the third-party lender and/or our joint venture partner as well as the non-recourse exception and environmental indemnity guarantees; however, we do not expect that we will be required to make any significant payments in satisfaction of these guarantees.

As part of our assessment of the appropriate accounting treatment for the Joint Ventures, we reviewed the operating agreements of each Joint Venture in order to determine our rights and the rights of our joint venture partners, including whether those rights are protective or participating. Each operating agreement contains certain protective rights, such as the requirement of both members' approval to sell, finance or refinance the property and to pay capital expenditures and operating expenditures outside of the approved budget. Also, we and our Joint Venture partners jointly (i) approve the annual budget, (ii) approve certain expenditures, (iii) review and approve the Joint Venture's tax return before filing and (iv) approve each lease at a developed property. We consider the latter rights substantive participation rights that result in shared, joint power over the activities that most significantly impact the performance of each Joint Venture. As such, we concluded to account for our investments in each Joint Venture under the equity method of accounting.

6. Equity of the Company and Partners' Capital of the Operating Partnership

Noncontrolling Interest of the Company

The equity positions of various individuals and entities that contributed their properties to the Operating Partnership in exchange for Limited Partner Units, as well as the equity positions of the holders of Limited Partner Units issued in connection with the grant of restricted limited partner Units ("RLP Units") pursuant to the Company's stock incentive plan, are collectively referred to as the "Noncontrolling Interests." An RLP Unit is a class of limited partnership interest of the Operating Partnership that is structured as a "profits interest" for U.S. federal income tax purposes and is an award that is granted under our Stock Incentive Plan (see Note 11). Generally, RLP Units entitle the holder to receive distributions from the Operating Partnership that are equivalent to the dividends and distributions that would be made with respect to the number of shares of Common Stock underlying such RLP Units, though receipt of such distributions may be delayed or made contingent on vesting. Once an RLP Unit has vested and received allocations of book income sufficient to increase the book capital account balance associated with such RLP Unit (which will initially be zero) equal to, on a per-unit basis, the book capital account balance associated with a "common" Limited Partner Unit of the Operating Partnership, it automatically becomes a common Limited Partner Unit that is convertible by the holder into one share of Common Stock or a cash equivalent, at the Company's option. Net income is allocated to the Noncontrolling Interests based on the weighted average ownership percentage during the period.

Noncontrolling Interest - Joint Venture

Our ownership interest in the Joint Venture is held through a partnership with a third party. We concluded that we hold the power to direct the activities that most significantly impact the economic performance of the partnership. As a result, we consolidate the partnership and reflect the third-party's interest in the partnership that invests in the Joint Venture as a Noncontrolling Interest. For the years ended December 31, 2023, 2022 and 2021, our partner's share of the partnership's income (loss) was $3,949, $14,003 and $(9), respectively, and was reflected in the *Equity in Income (Loss) of Joint Ventures* and the *Net Income Attributable to the Noncontrolling Interests* line items on the Consolidated Statements of Operations. At December 31, 2023 and 2022, the *Noncontrolling Interests* line item in the Consolidated Balance Sheets includes $6,444 and $14,018, respectively, that is our third-party partner's interest.

Operating Partnership Units

The Operating Partnership has issued General Partner Units and Limited Partner Units. The General Partner Units resulted from capital contributions from the Company. The Limited Partner Units are issued in conjunction with the acquisition of certain properties as well as through the issuance of RLP Units. Subject to certain lock-up periods, holders of Limited Partner Units can redeem their Units by providing written notification to the General Partner. Unless the General Partner provides notice of a redemption restriction to the holder, redemption must be made within seven business days after receipt of the holder's notice. The redemption can be effectuated, as determined by the General Partner, either by exchanging the Limited Partner Units for shares of common stock of the Company on a one-for-one basis, subject to adjustment, or by paying cash equal to the fair market value of such shares. Prior requests for redemption have generally been fulfilled with shares of common stock of the Company, and the Operating Partnership intends to continue this practice. If each Limited Partner Unit of the Operating Partnership were redeemed as of December 31, 2023, the Operating Partnership could satisfy its redemption obligations by making an aggregate cash payment of approximately $177,928 or by issuing 3,378,165 shares of the Company's common stock.

Preferred Stock or General Partner Preferred Units

The Company has 10,000,000 shares of preferred stock authorized. As of December 31, 2023 and 2022, there were no preferred shares or general partner preferred Units outstanding.

Shares of Common Stock or Unit Contributions

The following table is a roll-forward of the Company's shares of common stock outstanding and the Operating Partnership's Units outstanding, including equity compensation awards which are discussed in Note 11, for the three years ended December 31, 2023:

	Shares of Common Stock Outstanding	General Partner and Limited Partner Units Outstanding
Balance at December 31, 2020	129,051,412	131,764,554
Issuance of Common Stock/Contribution of General Partner Units under our 2020 ATM Program (as further described below)	2,513,758	2,513,758
Issuance of Service Awards and Performance Awards (as defined in Note 11)	—	337,685
Vesting of Service Awards and Performance Units (as defined in Note 11)	133,803	133,803
Repurchase and Retirement of Service Awards and Performance Units (as defined in Note 11)	(55,201)	(66,872)
Conversion of Limited Partner Units [(A)]	103,953	—
Balance at December 31, 2021	131,747,725	134,682,928
Issuance of Common Stock/Contribution of General Partner Units under our 2020 ATM Program (as further described below)	218,230	218,230
Issuance of Service Awards and Performance Awards (as defined in Note 11)	—	280,081
Vesting of Service Awards and Performance Units (as defined in Note 11)	49,964	49,964
Repurchase and Retirement of Service Awards and Performance Units (as defined in Note 11)	(13,437)	(33,934)
Conversion of Limited Partner Units [(A)]	139,021	—
Balance at December 31, 2022	132,141,503	135,197,269
Issuance of Service Awards and Performance Awards (as defined in Note 11)	—	405,618
Vesting of Service Awards and Performance Units (as defined Note 11)	73,840	73,840
Repurchase and Retirement of Service Awards and Performance Units (as defined in Note 11)	—	(9,193)
Conversion of Limited Partner Units [(A)]	73,696	—
Retirement of Limited Partner Units [(B)]	—	(330)
Balance at December 31, 2023	132,289,039	135,667,204

[(A)] For the years ended December 31, 2023, 2022 and 2021, 73,696, 139,021 and 103,953 Limited Partner Units, respectively, were converted into an equivalent number of shares of common stock of the Company, resulting in a reclassification of $1,332, $2,444 and $1,761, respectively, of noncontrolling interest to the Company's equity.

[(B)] During the year ended December 31, 2023, 330 Limited Partner Units were redeemed by a unitholder in exchange for cash and were retired by the Operating Partnership.

ATM Program

On February 24, 2023, we entered into three-year distribution agreements with certain sales agents to sell up to 16,000,000 shares of the Company's common stock, for up to $800,000 aggregate gross sales proceeds, from time to time in "at-the-market" offerings (the "ATM Program"). Under the terms of the ATM Program, sales are to be made through transactions that are deemed to be "at-the-market" offerings, including sales made directly on the New York Stock Exchange or sales made through a market maker other than on an exchange or sales made through privately negotiated transactions. During the year ended December 31, 2023, we did not issue shares of the Company's common stock under the ATM Program. During the years ended December 31, 2022 and 2021, we issued 218,230 and 2,513,758 shares of the Company's common stock, respectively, in "at-the-market" offerings pursuant to distribution agreements that were entered into on February 14, 2020 (the "Prior ATM") and which were terminated on February 24, 2023 in connection with the ATM Program. The issuance of common stock in "at-the-market" offerings pursuant to the Prior ATM during the years ended December 31, 2022 and 2021 resulted in $12,823 and $145,760 of net proceeds, respectively, and payment of compensation to certain sales agents of $130 and $1,472, respectively.

Dividends/Distributions

The following table summarizes dividends/distributions accrued during the past three years:

	2023 Total Dividend/ Distribution	2022 Total Dividend/ Distribution	2021 Total Dividend/ Distribution
Common Stock/Operating Partnership Units	$ 173,255	$ 159,976	$ 143,643

7. Accumulated Other Comprehensive Income (Loss)

The following table summarizes the changes in accumulated other comprehensive income (loss) by component for the Company and the Operating Partnership for the years ended December 31, 2023 and 2022:

	Derivative Instruments	Total for Operating Partnership	Comprehensive Income (Loss) Attributable to Noncontrolling Interest	Total for Company
Balance as of December 31, 2021	$ (4,331)	$ (4,331)	$ 93	$ (4,238)
Other Comprehensive Income Before Reclassifications	39,021	39,021	(867)	38,154
Amounts Reclassified from Accumulated Other Comprehensive Income	(504)	(504)	—	(504)
Net Current Period Other Comprehensive Income	38,517	38,517	(867)	37,650
Balance as of December 31, 2022	$ 34,186	$ 34,186	$ (774)	$ 33,412
Other Comprehensive Income Before Reclassifications	9,829	9,829	204	10,033
Amounts Reclassified from Accumulated Other Comprehensive Income	(21,173)	(21,173)	—	(21,173)
Net Current Period Other Comprehensive Loss	(11,344)	(11,344)	204	(11,140)
Balance as of December 31, 2023	$ 22,842	$ 22,842	$ (570)	$ 22,272

The following table summarizes the reclassifications out of accumulated other comprehensive income (loss) for both the Company and the Operating Partnership for the years ended December 31, 2023, 2022 and 2021:

	Amounts Reclassified from Accumulated Other Comprehensive (Income) Loss			
Accumulated Other Comprehensive (Income) Loss Components	**Year Ended December 31, 2023**	**Year Ended December 31, 2022**	**Year Ended December 31, 2021**	**Affected Line Items in the Consolidated Statements of Operations**
Derivative Instruments:				
Amortization of Previously Settled Derivative Instruments	410	410	410	Interest Expense
Net Settlement (Receipts) Payments to our Counterparties	(21,583)	(914)	6,421	Interest Expense
	$ (21,173)	$ (504)	$ 6,831	Total

The changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in other comprehensive income and is subsequently reclassified to earnings through interest expense over the life of the derivative or over the life of the debt. In the next 12 months, we expect to amortize approximately $410 into net income by increasing interest expense for derivative instruments we settled in previous periods. Additionally, recurring settlement amounts on the 2021 Swaps, the 2022 Swaps and the 2022 II Swaps (all defined in Note 12) will also be reclassified to net income.

FIRST INDUSTRIAL REALTY TRUST, INC. AND FIRST INDUSTRIAL, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8. Earnings Per Share and Earnings Per Unit ("EPS"/"EPU")

The computation of basic and diluted EPS of the Company is presented below:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Numerator:			
Net Income Available to First Industrial Realty Trust, Inc.'s Common Stockholders	$ 274,584	$ 358,786	$ 270,698
Denominator (In Thousands):			
Weighted Average Shares - Basic	132,264	132,024	129,688
Effect of Dilutive Securities:			
Performance Units (See Note 11)	77	79	87
Weighted Average Shares - Diluted	132,341	132,103	129,775
Basic EPS:			
Net Income Available to First Industrial Realty Trust, Inc.'s Common Stockholders	$ 2.08	$ 2.72	$ 2.09
Diluted EPS:			
Net Income Available to First Industrial Realty Trust, Inc.'s Common Stockholders	$ 2.07	$ 2.72	$ 2.09

The computation of basic and diluted EPU of the Operating Partnership is presented below:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Numerator:			
Net Income Available to Unitholders	$ 281,150	$ 366,642	$ 276,268
Denominator (In Thousands):			
Weighted Average Units - Basic	134,777	134,229	131,740
Effect of Dilutive Securities that Result in the Issuance of General Partner Units:			
Performance Units and certain Performance RLP Units (See Note 11)	472	452	497
Weighted Average Units - Diluted	135,249	134,681	132,237
Basic EPU:			
Net Income Available to Unitholders	$ 2.09	$ 2.73	$ 2.10
Diluted EPU:			
Net Income Available to Unitholders	$ 2.08	$ 2.72	$ 2.09

At December 31, 2023, 2022 and 2021, participating securities for the Company include 100,795, 143,080 and 147,937, respectively, of Service Awards (see Note 11), which participate in non-forfeitable distributions. At December 31, 2023, 2022, and 2021, participating securities for the Operating Partnership include 253,955, 336,030 and 378,548, respectively, of Service Awards and certain Performance Awards (see Note 11), which participate in non-forfeitable distributions. Under the two class method, participating security holders are allocated income, in proportion to total weighted average shares or Units outstanding, based upon the greater of net income or common stock dividends or Unit distributions declared.

9. Income Taxes

Our Consolidated Financial Statements include the operations of our TRSs, which are not entitled to the dividends paid deduction and are subject to federal, state and local income taxes on its taxable income. During the years ended December 31, 2023, 2022 and 2021, the Company qualified as a REIT and incurred no federal income tax expense; accordingly, the only federal income taxes included in the accompanying Consolidated Financial Statements relate to activities of our TRSs. The components of the income tax provision for the years ended December 31, 2023, 2022 and 2021 is comprised of the following:

	Year Ended December 31,		
	2023	**2022**	**2021**
Current:			
Federal	$ (22,424)	$ (226)	$ (2,458)
State	(6,319)	(356)	(1,936)
Deferred:			
Federal	16,922	(19,154)	(454)
State	3,129	(3,627)	(31)
Total Income Tax Provision	$ (8,692)	$ (23,363)	$ (4,879)

Deferred income taxes represent the tax effect of the temporary differences between the book and tax basis of assets and liabilities. Deferred income tax assets and liabilities include the following as of December 31, 2023 and 2022:

	Year Ended December 31,	
	2023	**2022**
Real Estate Basis Difference - Investment in Joint Venture	$ 769	$ 1,603
Section 163(j) Interest Limitation	—	551
Other - Temporary Differences	362	263
Total Deferred Income Tax Assets	$ 1,131	$ 2,417
Deferred Income - Investment in Joint Venture	$ (2,962)	$ (24,340)
Other - Temporary Differences	(340)	(299)
Total Deferred Income Tax Liabilities	$ (3,302)	$ (24,639)
Total Net Deferred Income Tax Liabilities	$ (2,171)	$ (22,222)

We evaluate tax positions taken in the financial statements on a quarterly basis under the interpretation for accounting for uncertainty in income taxes. As a result of this evaluation, we may recognize a tax benefit from an uncertain tax position only if it is "more-likely-than-not" that the tax position will be sustained on examination by taxing authorities. As of December 31, 2023, we do not have any unrecognized tax benefits.

We file income tax returns in the U.S. and various states. The statute of limitations for income tax returns is generally three years. As such, our tax returns that are subject to examination would be primarily from 2020 and thereafter. There were no material interest or penalties recorded for the years ended December 31, 2023, 2022 and 2021.

Federal Income Tax Treatment of Common Dividends

For the years ended December 31, 2023, 2022 and 2021, the dividends paid to the Company's common shareholders per common share for income tax purposes were characterized as follows:

	2023	As a Percentage of Distributions	2022	As a Percentage of Distributions	2021	As a Percentage of Distributions
Ordinary Income [A]	$ 0.6756	52.78 %	$ 1.0720	90.85 %	$ 0.9928	91.93 %
Unrecaptured Section 1250 Capital Gain	0.0536	4.19 %	0.0060	0.51 %	0.0060	0.55 %
Other Capital Gain [B]	0.0956	7.47 %	0.0168	1.42 %	0.0128	1.19 %
Qualified Dividend	0.4552	35.56 %	0.0852	7.22 %	0.0684	6.33 %
	$ 1.2800	100.00 %	$ 1.1800	100.00 %	$ 1.0800	100.00 %

[A] For the years ended December 31, 2023, 2022 and 2021, the Code Section 199A dividend is equal to the total ordinary income dividend.

[B] For the years ended December 31, 2023 and 2022, Section 1061 of the Code related to Capital Gains for the One Year Amounts was 0% and 52.0%, respectively and for the Three Year Amounts was 0% and 12.6%, respectively.

10. Leases

Lessee Disclosures

We are a lessee on a limited number of ground and office leases (the "Operating Leases"). Our office leases have remaining lease terms of less than one year to six years and our ground leases have remaining terms of 31 years to 48 years. For the year ended December 31, 2023, we recognized $3,449 of operating lease expense, inclusive of short-term and variable lease costs which are not significant.

The following is a schedule of the maturities of operating lease liabilities for the next five years as of December 31, 2023, and thereafter:

2024	$	2,849
2025		2,704
2026		2,160
2027		1,762
2028		1,685
Thereafter		54,596
Total Lease Payments		65,756
Less Imputed Interest [A]		(43,764)
Total	$	21,992

[A] Calculated using the discount rate for each lease.

As of December 31, 2023, our weighted average remaining lease term for the Operating Leases is 38.0 years and the weighted average discount rate is 7.2%.

A number of the Operating Leases include options to extend the lease term. For purposes of determining our lease term, we excluded periods covered by an option since it was not reasonably certain at lease commencement that we would exercise the options.

Lessor Disclosures

Our properties and certain land parcels are leased to tenants and classified as operating leases. Future minimum rental receipts, excluding variable payments and tenant reimbursements of expenses, under non-cancelable operating leases that commenced prior to December 31, 2023 are approximately as follows:

2024	$	466,851
2025		442,192
2026		396,374
2027		338,218
2028		252,209
Thereafter		566,199
Total	$	2,462,043

Several of our operating leases include options to extend the lease term and/or to purchase the building. For purposes of determining the lease term and lease classification, we exclude these extension periods and purchase options unless it is reasonably certain at lease commencement that the option will be exercised.

11. Long-Term Compensation

Equity Based Compensation

The Company maintains a stock incentive plan which is administered by the Compensation Committee of the Board of Directors in which officers, certain employees and the Company's independent directors are eligible to participate (the "Stock Incentive Plan"). Among other forms of allowed awards, awards made under the Stock Incentive Plan during the three years ended December 31, 2023 have been in the form of restricted stock awards, restricted stock unit awards, performance share awards and RLP Units (as defined in Note 6). Special provisions apply to awards granted under the Stock Incentive Plan in the event of a change in control in the Company. As of December 31, 2023, awards covering 2.0 million shares of common stock were available to be granted under the Stock Incentive Plan. Under the Stock Incentive Plan, each RLP Unit counts as one share of common stock for purposes of calculating the limit on shares that may be issued.

Awards with Performance Measures

During the years ended December 31, 2023, 2022 and 2021, the Company granted 44,821, 35,867, and 58,568 performance units ("Performance Units"), respectively, to certain employees. In addition, the Company granted 280,083, 208,454 and 263,621 RLP Units, respectively, for the years ended December 31, 2023, 2022 and 2021, with the same performance-based criteria as the Performance Units ("Performance RLP Units" and, together with the Performance Units, collectively the "Performance Awards") to certain employees. A portion of each Performance Award vests based upon the total shareholder return ("TSR") of the Company's common stock compared to the TSR of the FTSE Nareit All Equity Index and the remainder vests based upon the TSR of the Company's common stock compared to a specified group of peer industrial real estate companies. The performance period for awards issued in 2023 is three years and compensation expense is charged to earnings over the applicable vesting period for the Performance Awards. At the end of the measuring period, vested Performance Units convert into shares of common stock. The participant is also entitled to dividend equivalents for shares or RLP Units issued pursuant to vested Performance Awards. The Operating Partnership issues General Partner Units to the Company in the same amounts for vested Performance Units.

The Performance Awards issued for the years ended December 31, 2023, 2022 and 2021, had fair value of $8,948, $7,266, and $7,162, respectively. The fair values were determined by a lattice-binomial option-pricing model based on Monte Carlo simulations using the following assumptions:

	Year Ended December 31, 2023	Year Ended December 31, 2022	Year Ended December 31, 2021
Expected dividend yield	2.46 %	1.75 %	2.49 %
Expected volatility - range used	27.09% - 32.03%	19.89% - 28.74%	29.00% - 37.18%
Expected volatility - weighted average	29.42 %	24.91 %	32.44 %
Risk-free interest rate	4.23% - 4.78%	0.22% - 1.21%	0.02% - 0.19%

Performance Award transactions for the year ended December 31, 2023 are summarized as follows:

	Performance Units	Weighted Average Grant Date Fair Value	Performance RLP Units	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2022	145,081	$ 23.49	739,430	$ 23.78
Issued	44,821	$ 27.54	280,083	$ 27.54
Forfeited	(1,031)	$ 20.65	(5,053)	$ 20.65
Vested	(53,532)	$ 20.65	(262,302)	$ 20.65
Outstanding at December 31, 2023	135,339	$ 25.98	752,158	$ 26.29

Service Based Awards

During the years ended December 31, 2023, 2022 and 2021, the Company awarded 56,236, 78,482, and 67,127 of restricted stock units ("Service Units"), respectively, to certain employees and outside directors. In addition, for the years ended December 31, 2023, 2022 and 2021, the Company awarded 98,342, 57,907 and 51,525 RLP Units, respectively, ("Service RLP Units" and, together with the Service Units, collectively the "Service Awards") to certain employees and outside directors. The fair value is based on the Company's stock price on the date such awards were approved by the Compensation Committee of the Board of Directors. The Service Awards granted to employees were based on the prior achievement of certain corporate performance goals and generally vest ratably over a period of three years based on continued employment. Service Awards granted to outside directors vest after one year. The Operating Partnership issued restricted Unit awards to the Company in the same amount for the restricted stock units. Compensation expense is charged to earnings over the vesting periods for the Service Awards. At the end of the service period, vested Service Units convert into shares of common stock.

The Service Awards issued for the years ended December 31, 2023, 2022 and 2021 had fair value of $7,948, $8,032 and $5,195, respectively. Service Award transactions for the year ended December 31, 2023 are summarized as follows:

	Service Units		Weighted Average Grant Date Fair Value	Service RLP Units		Weighted Average Grant Date Fair Value
Outstanding at December 31, 2022	143,080	$	51.41	119,007	$	51.85
Issued	56,236	$	53.33	98,342	$	50.33
Forfeited	(2,146)	$	53.95	—	$	—
Vested	(68,855)	$	48.91	(69,788)	$	48.87
Outstanding at December 31, 2023	128,315	$	53.55	147,561	$	52.25

Compensation Expense Related to Long-Term Compensation

For the years ended December 31, 2023, 2022 and 2021, we recognized $16,673, $15,722 and $13,719, respectively, in compensation expense related to Performance Awards and Service Awards. Performance Award and Service Award compensation expense capitalized in connection with development activities was $3,014, $3,605 and $2,405 for the years ended December 31, 2023, 2022 and 2021, respectively. At December 31, 2023, we had $10,379 in unrecognized compensation related to unvested Performance Awards and Service Awards. The weighted average period that the unrecognized compensation is expected to be recognized is 0.71 years.

Retirement Eligibility

All award agreements issued underlying Performance Awards and Service Awards contain a retirement eligibility policy for employees with at least 10 years of continuous service and that are at least 60 years old. For employees that meet the age and service eligibility requirements, their awards are non-forfeitable. As such, we expense 100% of the awards granted to retirement-eligible employees at the grant date as if fully vested. For employees who will meet the age and service eligibility requirements during the normal vesting periods, the grants are amortized over the shorter service period. Additionally, our Chief Executive Officer's employment agreement contains a retirement provision, which provides for all of his outstanding Performance Awards and Service Awards to be non-forfeitable effective December 31, 2024. As such, his Performance Awards and Service Awards granted during the year ended December 31, 2023 are amortized over two years versus three years.

401(k) Plan

Under the Company's 401(k) Plan, all eligible employees may participate by making voluntary contributions, and we may make, but are not required to make, matching contributions. For the years ended December 31, 2023, 2022 and 2021, total expense related to matching contributions was $1,382, $1,314 and $1,186, respectively.

12. Derivative Instruments

Our objectives in using derivatives are to add stability to interest expense and to manage our cash flow volatility and exposure to interest rate movements. To accomplish these objectives, we primarily use derivative instruments as part of our interest rate risk management strategy. Derivative instruments designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

We have interest rate swaps to manage our exposure to changes in SOFR related to our Unsecured Term Loans. We have three interest rate swaps with an aggregate notional value of $200,000 that fixed the SOFR rate component at 0.86% for the year ended December 31, 2023 and mature on February 2, 2026 (the "2021 Swaps"). During the year ended December 31, 2023, we amended our 2021 Unsecured Term Loan to replace LIBOR with SOFR as the benchmark interest rate. Borrowings under the 2021 Unsecured Term Loan bear interest at SOFR, plus a 10 basis point adjustment plus a credit spread which is currently 85 basis points.

We have eight interest rate swaps with an aggregate notional value of $425,000 that fix the SOFR rate component at 2.69% and mature on September 30, 2027 (the "2022 Swaps").

We have seven interest rate swaps, with an aggregate notional value of $300,000 that fix the SOFR rate component at 3.93% (the "2022 II Swaps"). $150,000 of the 2022 II Swaps' aggregate notional value matures on December 1, 2025 and the remaining $150,000 of the 2022 II Swaps' aggregate notional value matures on August 1, 2027. We have designated the 2021 Swaps, the 2022 Swaps and the 2022 II Swaps as cash flow hedges.

Our agreements with our derivative counterparties contain certain cross-default provisions that may be triggered in the event that our other indebtedness is in default, subject to certain thresholds. As of December 31, 2023, we had not posted any collateral related to these agreements and were not in breach of any of the provisions of these agreements. If we had breached these agreements, we could have been required to settle our obligations under the agreements at their termination value.

The following table sets forth our financial assets and liabilities related to the 2021 Swaps, the 2022 Swaps and the 2022 II Swaps, which are included in the line items *Prepaid Expenses and Other Assets, Net or Accounts Payable, Accrued Expenses and Other Liabilities* on the Consolidated Balance Sheets and are accounted for at fair value on a recurring basis as of December 31, 2023 and 2022:

| | | | Fair Value Measurements at Reporting Date Using: | | |
| | | | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Unobservable Inputs (Level 3) |
Description		Fair Value at December 31, 2023			
Derivatives designated as a hedging instrument:					
Assets:					
2021 Swaps	$	12,517	—	$ 12,517	—
2022 Swaps	$	13,285	—	$ 13,285	—
Liabilities:					
2022 II Swaps	$	(776)	—	$ (776)	—

		Fair Value at December 31, 2022			
Derivatives designated as a hedging instrument:					
Assets:					
2021 Swaps	$	17,976	—	$ 17,976	—
2022 Swaps	$	19,057	—	$ 19,057	—
Liabilities:					
2022 II Swaps	$	(253)	—	$ (253)	—

There was no ineffectiveness recorded on the 2021 Swaps, the 2022 Swaps or the 2022 II Swaps during the year ended December 31, 2023. See Note 7 for more information regarding our derivatives.

The estimated fair value of the 2021 Swaps, the 2022 Swaps and the 2022 II Swaps was determined using the market standard methodology of netting the discounted fixed cash payments and the discounted expected variable cash receipts. The variable cash receipts are based on an expectation of interest rates (forward curves) derived from observable market interest rate curves. In addition, credit valuation adjustments are incorporated in the fair value to account for potential non-performance risk, including our own non-performance risk and the respective counterparty's non-performance risk. We determined that the significant inputs used to value the 2021 Swaps, the 2022 Swaps and the 2022 II Swaps fell within Level 2 of the fair value hierarchy.

13. Related Party Transactions

At December 31, 2023 and 2022, the Operating Partnership had receivable balances of $9,288 and $9,285, respectively, from a direct wholly-owned subsidiary of the Company. Additionally, see Note 5 for transactions with our joint venture.

14. Commitments and Contingencies

In the normal course of business, we are involved in legal actions arising from the ownership of our industrial properties. In our opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a materially adverse effect on our consolidated financial position, operations or liquidity.

At December 31, 2023, we had outstanding letters of credit and performance bonds in the aggregate amount of $20,662.

In conjunction with the development of industrial properties, we have entered into agreements with general contractors for the construction of industrial properties. At December 31, 2023, we had six development projects totaling approximately 1.9 million square feet of GLA under construction. The estimated total investment associated with these properties as of December 31, 2023, is approximately $284,800 (unaudited). Of this amount, approximately $113,800 (unaudited) remains to be funded. There can be no assurance that the actual completion cost associated with these properties will not exceed the estimated total investment.

15. Subsequent Events

From January 1, 2024 to February 14, 2024, we sold five industrial buildings and one land parcel for a sales price of $33,000, excluding transaction costs.

FIRST INDUSTRIAL REALTY TRUST, INC. AND FIRST INDUSTRIAL, L.P.
SCHEDULE III: REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2023

Building Address	Location (City/State)	(a) Encumbrances	Initial Cost		Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/23			(b) Accumulated Depreciation 12/31/2023	Year Acquired/ Constructed
			Land	Buildings and Improvements		Land	Buildings and Improvements	Total		
					(In thousands)					
Properties										
Atlanta										
1650 Highway 155	McDonough, GA	$ —	$ 779	$ 4,544	$ (834)	$ 345	$ 4,144	$ 4,489	$ 3,030	1994
4051 Southmeadow Parkway	Atlanta, GA	—	726	4,130	1,633	726	5,763	6,489	3,834	1994
4071 Southmeadow Parkway	Atlanta, GA	—	750	4,460	2,115	828	6,497	7,325	4,394	1994
4081 Southmeadow Parkway	Atlanta, GA	—	1,012	5,918	2,307	1,157	8,080	9,237	5,404	1994
5570 Tulane Drive	Atlanta, GA	—	527	2,984	1,242	546	4,207	4,753	2,592	1996
955 Cobb Place	Kennesaw, GA	—	780	4,420	1,163	804	5,559	6,363	3,411	1997
1005 Sigman Road	Conyers, GA	—	566	3,134	911	574	4,037	4,611	2,282	1999
2050 East Park Drive	Conyers, GA	—	452	2,504	711	459	3,208	3,667	1,816	1999
3060 South Park Boulevard	Ellenwood, GA	—	1,600	12,464	3,353	1,604	15,813	17,417	8,656	2003
175 Greenwood Industrial Parkway	McDonough, GA	—	1,550	—	8,253	1,550	8,253	9,803	3,763	2004
5095 Phillip Lee Drive	Atlanta, GA	—	735	3,627	(198)	740	3,424	4,164	3,174	2005
6514 Warren Drive	Norcross, GA	—	510	1,250	203	513	1,450	1,963	901	2005
6544 Warren Drive	Norcross, GA	—	711	2,310	519	715	2,825	3,540	1,812	2005
5356 E. Ponce De Leon Avenue	Stone Mountain, GA	—	604	3,888	918	610	4,800	5,410	3,706	2005
5390 E. Ponce De Leon Avenue	Stone Mountain, GA	—	397	1,791	486	402	2,272	2,674	1,634	2005
1755 Enterprise Drive	Buford, GA	—	712	2,118	169	716	2,283	2,999	1,297	2006
4555 Atwater Court	Buford, GA	—	881	3,550	468	885	4,014	4,899	2,289	2006
80 Liberty Industrial Parkway	McDonough, GA	—	756	3,695	(1,215)	467	2,769	3,236	1,493	2007
596 Bonnie Valentine Way	Pendergrass, GA	—	2,580	21,730	2,514	2,594	24,230	26,824	9,342	2007
5055 Oakley Industrial Boulevard	Fairburn, GA	—	8,514	—	166	8,680	—	8,680	—	2008
11415 Old Roswell Road	Alpharetta, GA	—	2,403	1,912	433	2,428	2,320	4,748	1,394	2008
1281 Highway 155 S.	McDonough, GA	—	2,501	—	17,232	2,502	17,231	19,733	3,962	2016
4955 Oakley Industrial Boulevard	Fairburn, GA	—	3,650	—	34,386	3,661	34,375	38,036	3,953	2019
Baltimore/Washington D.C.										
16522 Hunters Green Parkway	Hagerstown, MD	—	1,390	13,104	9,106	1,863	21,737	23,600	8,546	2003
22520 Randolph Drive	Dulles, VA	—	3,200	8,187	216	3,208	8,395	11,603	3,556	2004
22630 Dulles Summit Court	Dulles, VA	—	2,200	9,346	1,656	2,206	10,996	13,202	3,798	2004
11204 McCormick Road	Hunt Valley, MD	—	1,017	3,132	216	1,038	3,327	4,365	2,367	2005
11110 Pepper Road	Hunt Valley, MD	—	918	2,529	666	938	3,175	4,113	2,236	2005
10709 Gilroy Road	Hunt Valley, MD	—	913	2,705	175	913	2,880	3,793	2,500	2005
10707 Gilroy Road	Hunt Valley, MD	—	1,111	3,819	(114)	1,136	3,680	4,816	2,543	2005
38 Loveton Circle	Sparks, MD	—	1,648	2,151	(210)	1,690	1,899	3,589	1,450	2005

FIRST INDUSTRIAL REALTY TRUST, INC. AND FIRST INDUSTRIAL, L.P.
SCHEDULE III: REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2023

(In thousands)

Building Address	Location (City/State)	(a) Encumbrances	Initial Cost: Land	Initial Cost: Buildings and Improvements	Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/23: Land	Gross Amount Carried At Close of Period 12/31/23: Buildings and Improvements	Total	(b) Accumulated Depreciation 12/31/2023	Year Acquired/Constructed
1225 Bengies Road	Baltimore, MD	—	2,640	270	12,590	2,823	12,677	15,500	5,211	2008
100 Tyson Drive	Winchester, VA	—	2,320	—	11,126	2,401	11,045	13,446	4,592	2007
400 Old Post Road	Aberdeen, MD	—	3,411	17,144	5,419	3,411	22,563	25,974	5,873	2015
500 Old Post Road	Aberdeen, MD	—	8,289	30,533	5,472	8,289	36,005	44,294	10,621	2015
5300 & 5315 Nottingham Drive	White Marsh, MD	—	12,075	41,008	20,599	12,081	61,601	73,682	9,864	2020
5301 Nottingham Drive	White Marsh, MD	—	4,952	12,511	2,849	4,978	15,334	20,312	2,206	2020
Central/Eastern Pennsylvania										
401 Russell Drive	Middletown, PA	—	262	857	2,115	287	2,947	3,234	2,541	1994
2700 Commerce Drive	Middletown, PA	—	196	997	903	206	1,890	2,096	1,746	1994
2701 Commerce Drive	Middletown, PA	—	141	859	1,399	164	2,235	2,399	1,926	1994
2780 Commerce Drive	Middletown, PA	—	113	743	1,264	209	1,911	2,120	1,758	1994
14 McFadden Road	Palmer, PA	—	600	1,349	(305)	625	1,019	1,644	526	2004
431 Railroad Avenue	Shiremanstown, PA	—	1,293	7,164	3,313	1,341	10,429	11,770	7,508	2005
6951 Allentown Boulevard	Harrisburg, PA	—	585	3,176	191	601	3,351	3,952	1,985	2005
2801 Red Lion Road	Philadelphia, PA	—	950	5,916	341	964	6,243	7,207	4,398	2005
1351 Eisenhower Boulevard, Bldg. 1	Harrisburg, PA	—	382	2,343	(297)	387	2,041	2,428	1,092	2006
1351 Eisenhower Boulevard, Bldg. 2	Harrisburg, PA	—	436	1,587	(332)	443	1,248	1,691	671	2006
200 Cascade Drive, Bldg. 1	Allentown, PA	—	2,133	17,562	3,803	2,769	20,729	23,498	11,380	2007
200 Cascade Drive, Bldg. 2	Allentown, PA	—	310	2,268	160	316	2,422	2,738	1,174	2007
1490 Dennison Circle	Carlisle, PA	—	1,500	—	13,036	2,341	12,195	14,536	4,944	2008
298 First Avenue	Gouldsboro, PA	—	7,022	—	59,058	7,019	59,061	66,080	22,461	2008
225 Cross Farm Lane	York, PA	—	4,718	—	25,361	4,715	25,364	30,079	9,980	2008
2455 Boulevard of Generals	Norristown, PA	—	1,200	4,800	344	1,226	5,118	6,344	3,212	2008
105 Steamboat Boulevard	Manchester, PA	—	4,085	14,464	(1,461)	4,070	13,018	17,088	4,729	2012
20 Leo Lane	York County, PA	—	6,884	—	27,488	6,889	27,483	34,372	6,851	2013
3895 Eastgate Boulevard, Bldg A	Easton, PA	—	4,855	—	18,959	4,388	19,426	23,814	3,778	2015
3895 Eastgate Boulevard, Bldg B	Easton, PA	—	3,459	—	12,852	3,128	13,183	16,311	2,679	2015
112 Bordnersville Road	Jonestown, PA	—	13,702	—	41,431	13,724	41,409	55,133	8,529	2018
122 Bordnersville Road	Jonestown, PA	—	3,165	—	14,765	3,171	14,759	17,930	2,330	2018
2021 Woodhaven Road	Philadelphia, PA	—	2,059	—	9,936	2,087	9,908	11,995	888	2020
1960 Weaversville Road	Allentown, PA	—	2,196	—	12,399	2,196	12,399	14,595	388	2022
2771 N. Market Street	Elizabethtown, PA	—	50,789	—	71,642	50,789	71,642	122,431	2,860	2022
2701 N. Market Street	Elizabethtown, PA	—	32,706	—	53,488	32,706	53,488	86,194	742	2023
4145 Philadelphia Pike	Claymont, DE	—	12,009	849	37,703	12,009	38,552	50,561	—	2023

FIRST INDUSTRIAL REALTY TRUST, INC. AND FIRST INDUSTRIAL, L.P.
SCHEDULE III: REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2023

(In thousands)

Building Address	Location (City/State)	(a) Encumbrances	Initial Cost Land	Initial Cost Buildings and Improvements	Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/23 Land	Gross Amount Carried At Close of Period 12/31/23 Buildings and Improvements	Total	(b) Accumulated Depreciation 12/31/2023	Year Acquired/ Constructed
Chicago										
720-730 Landwehr Drive	Northbrook, IL	—	521	2,982	1,561	521	4,543	5,064	2,749	1994
1385 101st Street	Lemont, IL	—	967	5,554	2,087	968	7,640	8,608	4,912	1994
2300 Windsor Court	Addison, IL	—	688	3,943	1,028	696	4,963	5,659	3,359	1994
305-311 Era Drive	Northbrook, IL	—	200	1,154	1,183	205	2,332	2,537	1,305	1994
800 Business Drive	Mount Prospect, IL	—	631	3,493	328	666	3,786	4,452	2,210	2000
580 Slawin Court	Mount Prospect, IL	—	233	1,292	(80)	162	1,283	1,445	740	2000
1005 101st Street	Lemont, IL	—	1,200	6,643	1,722	1,220	8,345	9,565	4,599	2001
175 Wall Street	Glendale Heights, IL	—	427	2,363	770	433	3,127	3,560	1,625	2002
251 Airport Road	North Aurora, IL	—	983	—	6,842	983	6,842	7,825	3,576	2002
400 Crossroads Parkway	Bolingbrook, IL	—	1,178	9,453	5,205	1,181	14,655	15,836	6,514	2005
7801 W. Industrial Drive	Forest Park, IL	—	1,215	3,020	1,479	1,220	4,494	5,714	3,242	2005
725 Kimberly Drive	Carol Stream, IL	—	793	1,395	5	801	1,392	2,193	933	2005
2900 W. 166th Street	Markham, IL	—	1,132	4,293	(1,288)	1,134	3,003	4,137	1,221	2007
555 W. Algonquin Road	Arlington Heights, IL	—	574	741	2,326	579	3,062	3,641	1,563	2007
1501 Oakton Street	Elk Grove Village, IL	—	3,369	6,121	144	3,482	6,152	9,634	3,205	2008
16500 W. 103rd Street	Woodridge, IL	—	744	2,458	582	762	3,022	3,784	1,697	2008
8505 50th Street	Kenosha, WI	—	3,212	—	37,245	4,296	36,161	40,457	16,184	2008
4100 Rock Creek Boulevard	Joliet, IL	—	4,476	16,061	1,009	4,476	17,070	21,546	6,958	2013
10100 58th Place	Kenosha, WI	—	4,201	17,604	(2,223)	4,201	15,381	19,582	4,548	2013
401 Airport Road	North Aurora, IL	—	534	1,957	(146)	534	1,811	2,345	516	2014
3737 84th Avenue	Somers, WI	—	1,943	—	24,136	1,943	24,136	26,079	4,913	2016
81 Paragon Drive	Romeoville, IL	—	1,787	7,252	414	1,788	7,665	9,453	1,592	2016
10680 88th Avenue	Pleasant Prairie, WI	—	1,376	4,757	—	1,376	4,757	6,133	1,239	2017
8725 31st Street	Somers, WI	—	2,133	—	26,102	2,134	26,101	28,235	4,857	2017
3500 Channahon Road	Joliet, IL	—	2,595	—	18,613	2,598	18,610	21,208	3,918	2017
1998 Melissa Lane	Aurora, IL	—	2,401	9,970	748	2,400	10,719	13,119	1,912	2019
8630 31st Street	Somers, WI	—	1,784	—	32,615	1,784	32,615	34,399	889	2022
Cincinnati										
4436 Muhlhauser Road	Hamilton, OH	—	630	—	5,638	630	5,638	6,268	2,936	2002
4438 Muhlhauser Road	Hamilton, OH	—	779	—	6,777	779	6,777	7,556	3,408	2002
9525 Glades Drive	Westchester, OH	—	347	1,323	285	355	1,600	1,955	1,075	2007

FIRST INDUSTRIAL REALTY TRUST, INC. AND FIRST INDUSTRIAL, L.P.
SCHEDULE III: REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2023

Building Address	Location (City/State)	(a) Encumbrances	Initial Cost: Land	Initial Cost: Buildings and Improvements	Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/23: Land	Gross Amount Carried At Close of Period 12/31/23: Buildings and Improvements	Gross Amount Carried At Close of Period 12/31/23: Total	(b) Accumulated Depreciation 12/31/2023	Year Acquired/ Constructed
					(In thousands)					
9774-9792 Windisch Road	Westchester, OH	—	392	1,744	263	394	2,005	2,399	878	2007
9808-9830 Windisch Road	Westchester, OH	—	395	2,541	(26)	397	2,513	2,910	932	2007
9842-9862 Windisch Road	Westchester, OH	—	506	3,148	(295)	508	2,851	3,359	1,084	2007
9872-9898 Windisch Road	Westchester, OH	—	546	3,039	153	548	3,190	3,738	1,294	2007
9902-9922 Windisch Road	Westchester, OH	—	623	4,003	(938)	627	3,061	3,688	1,183	2007
Dallas/Ft. Worth										
2406-2416 Walnut Ridge	Dallas, TX	—	178	1,006	1,177	172	2,189	2,361	1,033	1997
2401-2419 Walnut Ridge	Dallas, TX	—	148	839	600	142	1,445	1,587	759	1997
900-906 N. Great Southwest Parkway	Arlington, TX	—	237	1,342	1,010	270	2,319	2,589	1,218	1997
3000 W. Commerce Street	Dallas, TX	—	456	2,584	997	469	3,568	4,037	2,172	1997
816 111th Street	Arlington, TX	—	251	1,421	220	258	1,634	1,892	1,009	1997
1602-1654 Terre Colony Court	Dallas, TX	—	458	2,596	991	468	3,577	4,045	1,915	2000
2220 Merritt Drive	Garland, TX	—	352	1,993	328	316	2,357	2,673	1,209	2000
2485-2505 Merritt Drive	Garland, TX	—	431	2,440	495	443	2,923	3,366	1,580	2000
2110 Hutton Drive	Carrolton, TX	—	374	2,117	(165)	255	2,071	2,326	1,107	2001
2025 McKenzie Drive	Carrolton, TX	—	437	2,478	504	442	2,977	3,419	1,595	2001
2019 McKenzie Drive	Carrolton, TX	—	502	2,843	959	507	3,797	4,304	1,781	2001
2029-2035 McKenzie Drive	Carrolton, TX	—	306	1,870	998	306	2,868	3,174	1,393	2001
2015 McKenzie Drive	Carrolton, TX	—	510	2,891	671	516	3,556	4,072	1,852	2001
2009 McKenzie Drive	Carrolton, TX	—	476	2,699	612	481	3,306	3,787	1,719	2001
900-1100 Avenue S	Grand Prairie, TX	—	623	3,528	1,060	629	4,582	5,211	2,310	2002
Plano Crossing Business Park	Plano, TX	—	1,961	11,112	1,672	1,981	12,764	14,745	6,325	2002
825-827 Avenue H	Arlington, TX	—	600	3,006	1,203	604	4,205	4,809	2,519	2004
1013-31 Avenue M	Grand Prairie, TX	—	300	1,504	299	302	1,801	2,103	1,151	2004
1172-84 113th Street	Grand Prairie, TX	—	700	3,509	39	704	3,544	4,248	2,060	2004
1200-16 Avenue H	Arlington, TX	—	600	2,846	793	604	3,635	4,239	1,993	2004
1322-66 W. North Carrier Parkway	Grand Prairie, TX	—	1,000	5,012	1,219	1,006	6,225	7,231	3,725	2004
2401-2407 Centennial Drive	Arlington, TX	—	600	2,534	710	604	3,240	3,844	2,162	2004
3111 W. Commerce Street	Dallas, TX	—	1,000	3,364	1,136	1,011	4,489	5,500	2,904	2004
13800 Senlac Drive	Farmers Branch, TX	—	823	4,042	(143)	825	3,897	4,722	2,211	2005
801-831 S. Great Southwest Parkway	Grand Prairie, TX	—	2,581	16,556	2,452	2,586	19,003	21,589	15,317	2005
801 Heinz Way	Grand Prairie, TX	—	599	3,327	376	601	3,701	4,302	2,754	2005
901-937 Heinz Way	Grand Prairie, TX	—	493	2,758	54	481	2,824	3,305	2,275	2005
3301 Century Circle	Irving, TX	—	760	3,856	(123)	771	3,722	4,493	1,890	2007

FIRST INDUSTRIAL REALTY TRUST, INC. AND FIRST INDUSTRIAL, L.P.
SCHEDULE III: REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2023

(In thousands)

Building Address	Location (City/State)	(a) Encumbrances	Initial Cost Land	Initial Cost Buildings and Improvements	Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/23 Land	Gross Amount Carried At Close of Period 12/31/23 Buildings and Improvements	Total	(b) Accumulated Depreciation 12/31/2023	Year Acquired/ Constructed
3901 W. Miller Road	Garland, TX	—	1,912	—	14,414	1,947	14,379	16,326	5,512	2008
1251 N. Cockrell Hill Road	Dallas, TX	—	2,064	—	15,136	1,073	16,127	17,200	4,043	2015
1171 N. Cockrell Hill Road	Dallas, TX	—	1,215	—	10,982	632	11,565	12,197	2,920	2015
3996 Scientific Drive	Arlington, TX	—	1,301	—	7,114	1,349	7,066	8,415	1,491	2015
750 Gateway Boulevard	Coppell, TX	—	1,452	4,679	80	1,452	4,759	6,211	1,420	2015
2250 E. Bardin Road	Arlington, TX	—	1,603	—	10,164	1,603	10,164	11,767	1,926	2016
2001 Midway Road	Lewisville, TX	—	3,963	—	13,106	3,963	13,106	17,069	1,975	2019
2025 Midway Road	Lewisville, TX	—	2,243	—	8,413	2,243	8,413	10,656	2,078	2019
5300 Mountain Creek	Dallas, TX	—	4,675	—	48,002	4,779	47,898	52,677	6,077	2019
3700 Sandshell Drive	Fort Worth, TX	—	1,892	—	8,787	1,901	8,778	10,679	903	2019
1901 Midway Road	Lewisville, TX	—	7,519	—	24,452	7,514	24,457	31,971	3,288	2020
2051 Midway Road	Lewisville, TX	—	1,353	—	14,219	1,421	14,151	15,572	1,668	2022
2075 Midway Road	Lewisville, TX	—	2,785	—	17,121	2,841	17,065	19,906	1,404	2022
Denver										
4785 Elati Street	Denver, CO	—	173	981	417	175	1,396	1,571	801	1997
4770 Fox Street	Denver, CO	—	132	750	338	134	1,086	1,220	658	1997
3851-3871 Revere Street	Denver, CO	—	361	2,047	357	368	2,397	2,765	1,514	1997
4570 Ivy Street	Denver, CO	—	219	1,239	244	221	1,481	1,702	935	1997
5855 Stapleton Drive North	Denver, CO	—	288	1,630	305	291	1,932	2,223	1,187	1997
5885 Stapleton Drive North	Denver, CO	—	376	2,129	340	381	2,464	2,845	1,549	1997
5977 N. Broadway	Denver, CO	—	268	1,518	756	271	2,271	2,542	1,256	1997
5952-5978 N. Broadway	Denver, CO	—	414	2,346	759	422	3,097	3,519	1,960	1997
4721 Ironton Street	Denver, CO	—	232	1,313	1,048	236	2,357	2,593	1,399	1997
7003 E. 47th Ave Drive	Denver, CO	—	441	2,689	37	441	2,726	3,167	1,757	1997
9500 West 49th Street, Bldg A	Wheatridge, CO	—	283	1,625	174	287	1,795	2,082	1,156	1997
9500 West 49th Street, Bldg B	Wheatridge, CO	—	225	1,272	217	227	1,487	1,714	951	1997
9500 West 49th Street, Bldg C	Wheatridge, CO	—	600	3,409	222	601	3,630	4,231	2,324	1997
9500 West 49th Street, Bldg D	Wheatridge, CO	—	246	1,537	131	247	1,667	1,914	1,028	1997
451-591 E. 124th Avenue	Thornton, CO	—	383	2,145	807	383	2,952	3,335	1,637	1997
11701 E. 53rd Avenue	Denver, CO	—	416	2,355	291	422	2,640	3,062	1,700	1997
5401 Oswego Street	Denver, CO	—	273	1,547	206	278	1,748	2,026	1,128	1997
445 Bryant Street	Denver, CO	—	1,829	10,219	4,148	1,829	14,367	16,196	8,040	1998
12055 E. 49th Avenue/4955 Peoria	Denver, CO	—	298	1,688	632	305	2,313	2,618	1,404	1998
4940-4950 Paris Street	Denver, CO	—	152	861	273	156	1,130	1,286	699	1998

FIRST INDUSTRIAL REALTY TRUST, INC. AND FIRST INDUSTRIAL, L.P.
SCHEDULE III: REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2023

			Initial Cost			Gross Amount Carried At Close of Period 12/31/23				
Building Address	Location (City/State)	(a) Encumbrances	Land	Buildings and Improvements	Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Land	Buildings and Improvements	Total	(b) Accumulated Depreciation 12/31/2023	Year Acquired/ Constructed
					(In thousands)					
7367 S. Revere Parkway	Centennial, CO	—	926	5,124	1,647	934	6,763	7,697	4,025	1998
8020 Southpark Circle	Littleton, CO	—	739	—	3,409	781	3,367	4,148	1,710	2000
8810 W. 116th Circle	Broomfield, CO	—	312	—	1,587	370	1,529	1,899	819	2001
8820 W. 116th Circle	Broomfield, CO	—	338	1,918	277	372	2,161	2,533	1,118	2003
8835 W. 116th Circle	Broomfield, CO	—	1,151	6,523	1,707	1,304	8,077	9,381	4,234	2003
18150 E. 32nd Place	Aurora, CO	—	563	3,188	785	572	3,964	4,536	1,828	2004
3400 Fraser Street	Aurora, CO	—	616	3,593	402	620	3,991	4,611	1,993	2005
7005 E. 46th Avenue Drive	Denver, CO	—	512	2,025	—	517	2,020	2,537	1,158	2005
4001 Salazar Way	Frederick, CO	—	1,271	6,508	(511)	1,276	5,992	7,268	2,830	2006
5909-5915 N. Broadway	Denver, CO	—	495	1,268	632	500	1,895	2,395	1,332	2006
1815-1957 South 4650 West	Salt Lake City, UT	—	1,707	10,873	(170)	1,713	10,697	12,410	5,186	2006
21301 E. 33rd Drive	Aurora, CO	—	2,860	8,202	748	2,859	8,951	11,810	3,027	2017
21110 E. 31st Circle	Aurora, CO	—	1,564	7,047	6	1,564	7,053	8,617	971	2019
22300 E. 26th Avenue	Aurora, CO	—	4,881	—	39,468	4,890	39,459	44,349	8,173	2019
3350 Odessa Way	Aurora, CO	—	1,596	4,531	229	1,595	4,761	6,356	407	2021
22600 E. 26th Avenue	Aurora, CO	—	1,501	—	43,832	1,483	43,850	45,333	1,434	2022
8000 E. 96th Avenue	Henderson, CO	—	7,086	403	21,716	7,086	22,119	29,205	572	2022
Detroit										
1624 Meijer Drive	Troy, MI	—	236	1,406	898	373	2,167	2,540	2,089	1994
2900 Technology Drive	Rochester Hills, MI	—	214	977	637	219	1,609	1,828	1,374	1994
2930 Technology Drive	Rochester Hills, MI	—	131	594	459	138	1,046	1,184	937	1994
2950 Technology Drive	Rochester Hills, MI	—	178	819	305	185	1,117	1,302	1,068	1994
23093 Commerce Drive	Farmington Hills, MI	—	211	1,024	1,005	295	1,945	2,240	1,764	1994
32975 Capitol Avenue	Livonia, MI	—	135	748	(26)	77	780	857	472	1998
47711 Clipper Street	Plymouth Township, MI	—	539	2,983	559	575	3,506	4,081	2,196	1998
12874 Westmore Avenue	Livonia, MI	—	137	761	(260)	58	580	638	405	1998
980 Chicago Road	Troy, MI	—	206	1,141	352	220	1,479	1,699	922	1998
1935-55 Enterprise Drive	Rochester Hills, MI	—	1,285	7,144	1,085	1,371	8,143	9,514	5,110	1998
5500 Enterprise Court	Warren, MI	—	675	3,737	1,207	721	4,898	5,619	2,895	1998
4872 S. Lapeer Road	Lake Orion Twsp, MI	—	1,342	5,441	1,233	1,412	6,604	8,016	3,623	1999
28435 Automation Boulevard	Wixom, MI	—	621	—	3,938	628	3,931	4,559	1,729	2004
32200 N. Avis Drive	Madison Heights, MI	—	503	3,367	(1,002)	195	2,673	2,868	1,297	2005
100 Kay Industrial Drive	Orion Township, MI	—	677	2,018	272	685	2,282	2,967	1,820	2005
42555 Merrill Road	Sterling Heights, MI	—	1,080	2,300	3,636	1,090	5,926	7,016	3,659	2006

FIRST INDUSTRIAL REALTY TRUST, INC. AND FIRST INDUSTRIAL, L.P.
SCHEDULE III: REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2023

Building Address	Location (City/State)	(a) Encumbrances	Initial Cost		Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/23			(b) Accumulated Depreciation 12/31/2023	Year Acquired/ Constructed
			Land	Buildings and Improvements		Land	Buildings and Improvements	Total		
					(In thousands)					
Houston										
3351 Rauch Street	Houston, TX	—	272	1,541	641	278	2,176	2,454	1,278	1997
3801-3851 Yale Street	Houston, TX	—	413	2,343	1,527	425	3,858	4,283	2,206	1997
3337-3347 Rauch Street	Houston, TX	—	227	1,287	736	233	2,017	2,250	1,150	1997
8505 N. Loop East Freeway	Houston, TX	—	439	2,489	996	449	3,475	3,924	2,078	1997
4851 Homestead Road	Houston, TX	—	491	2,782	2,354	504	5,123	5,627	2,924	1997
3365-3385 Rauch Street	Houston, TX	—	284	1,611	772	290	2,377	2,667	1,340	1997
5050 Campbell Road	Houston, TX	—	461	2,610	1,005	470	3,606	4,076	2,253	1997
4300 Pine Timbers Street	Houston, TX	—	489	2,769	1,478	499	4,237	4,736	2,416	1997
2500-2530 Fairway Park Drive	Houston, TX	—	766	4,342	2,609	792	6,925	7,717	3,812	1997
6550 Long Point Road	Houston, TX	—	362	2,050	995	370	3,037	3,407	1,829	1997
1815 Turning Basin Drive	Houston, TX	—	487	2,761	3,269	531	5,986	6,517	2,931	1997
1819 Turning Basin Drive	Houston, TX	—	231	1,308	1,754	251	3,042	3,293	1,455	1997
1805 Turning Basin Drive	Houston, TX	—	564	3,197	2,264	616	5,409	6,025	3,234	1997
11505 State Highway 225	LaPorte City, TX	—	940	4,675	26	940	4,701	5,641	2,284	2005
1500 E. Main Street	LaPorte City, TX	—	201	1,328	(91)	204	1,234	1,438	1,222	2005
7230-7238 Wynnwood Lane	Houston, TX	—	254	764	279	259	1,038	1,297	841	2007
7240-7248 Wynnwood Lane	Houston, TX	—	271	726	313	276	1,034	1,310	801	2007
7250-7260 Wynnwood Lane	Houston, TX	—	200	481	1,501	203	1,979	2,182	1,481	2007
6400 Long Point Road	Houston, TX	—	188	898	239	188	1,137	1,325	718	2007
4526 N. Sam Houston Parkway	Houston, TX	—	5,307	—	79	5,386	—	5,386	—	2008
7967 Blankenship Drive	Houston, TX	—	307	1,166	145	307	1,311	1,618	777	2010
4800 W. Greens Road	Houston, TX	—	3,350	—	17,085	3,312	17,123	20,435	6,511	2014
611 E. Sam Houston Parkway S.	Pasadena, TX	—	1,970	7,431	1,381	2,013	8,769	10,782	2,516	2015
619 E. Sam Houston Parkway S.	Pasadena, TX	—	2,879	11,713	187	2,876	11,903	14,779	2,585	2015
6913 Guhn Road	Houston, TX	—	1,367	—	7,232	1,367	7,232	8,599	1,142	2018
607 E. Sam Houston Parkway	Pasedena, TX	—	2,076	11,674	352	2,076	12,026	14,102	1,729	2018
615 E. Sam Houston Parkway	Pasedena, TX	—	4,265	11,983	(129)	4,265	11,854	16,119	2,105	2018
2737 W. Grand Parkway N.	Katy, TX	—	2,885	—	11,438	2,885	11,438	14,323	1,344	2019
2747 W. Grand Parkway N.	Katy, TX	—	2,885	—	13,325	2,885	13,325	16,210	1,813	2019
603 E. Sam Houston Parkway S.	Pasadena, TX	—	1,727	5,526	—	1,727	5,526	7,253	—	2023

FIRST INDUSTRIAL REALTY TRUST, INC. AND FIRST INDUSTRIAL, L.P.
SCHEDULE III: REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2023

			Initial Cost		Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/23				
Building Address	Location (City/State)	(a) Encumbrances	Land	Buildings and Improvements		Land	Buildings and Improvements	Total	(b) Accumulated Depreciation 12/31/2023	Year Acquired/ Constructed
					(In thousands)					
Miami										
4700 NW 15th Avenue	Fort Lauderdale, FL	—	908	1,883	330	912	2,209	3,121	1,282	2007
4710 NW 15th Avenue	Fort Lauderdale, FL	—	830	2,722	316	834	3,034	3,868	1,350	2007
4720 NW 15th Avenue	Fort Lauderdale, FL	—	937	2,455	384	942	2,834	3,776	1,310	2007
4740 NW 15th Avenue	Fort Lauderdale, FL	—	1,107	3,111	338	1,112	3,444	4,556	1,591	2007
4750 NW 15th Avenue	Fort Lauderdale, FL	—	947	3,079	1,112	951	4,187	5,138	1,711	2007
4800 NW 15th Avenue	Fort Lauderdale, FL	—	1,092	3,308	170	1,097	3,473	4,570	1,612	2007
6891 NW 74th Street	Medley, FL	—	857	3,428	4,152	864	7,573	8,437	3,788	2007
1351 NW 78th Avenue	Doral, FL	—	3,111	4,634	(126)	3,111	4,508	7,619	1,360	2016
2500 NW 19th Street	Pompano Beach, FL	—	6,213	11,117	2,037	6,213	13,154	19,367	3,381	2017
6301 Lyons Road	Coconut Creek, FL	—	5,703	—	10,071	5,714	10,060	15,774	1,178	2020
1501 NW 64th Street	Fort Lauderdale, FL	—	—	—	9,613	—	9,613	9,613	984	2021
6499 NW 12th Avenue	Fort Lauderdale, FL	—	—	—	14,568	—	14,568	14,568	1,527	2021
6320 NW 12th Avenue	Fort Lauderdale, FL	—	—	—	11,740	—	11,740	11,740	1,302	2021
8801 NW 87th Avenue	Medley, FL	—	15,052	—	24,569	14,982	24,639	39,621	1,913	2021
9001 NW 87th Avenue	Medley, FL	—	7,737	—	12,678	7,682	12,733	20,415	944	2021
8404 NW 90th Street	Medley, FL	—	11,606	—	18,143	11,588	18,161	29,749	1,290	2021
1200 NW 15th Street	Pompano Beach, FL	—	8,771	—	10,722	8,788	10,705	19,493	619	2021
5301 W. Copans Road Land	Margate, FL	—	8,679	—	13,597	8,697	13,579	22,276	426	2022
1801 N. Andrews	Pompano Beach, FL	—	24,133	285	184	24,109	493	24,602	109	2022
11601 NW 107th Street	Miami, FL	—	9,112	10,131	6	9,112	10,137	19,249	508	2022
8201 NW 87th Avenue	Medley, FL	—	12,669	—	26,741	12,679	26,731	39,410	668	2023
8406 NW 90th Street	Medley, FL	—	11,458	—	21,861	11,463	21,856	33,319	390	2023
8400 NW 90th Street	Medley, FL	—	3,262	—	10,269	3,263	10,268	13,531	184	2023
Minneapolis/St. Paul										
5775 12th Avenue	Shakopee, MN	—	590	—	5,865	590	5,865	6,455	2,815	1998
1157 Valley Park Drive	Shakopee, MN	—	760	—	7,752	888	7,624	8,512	4,179	1999
1087 Park Place	Shakopee, MN	—	1,195	4,891	643	1,198	5,531	6,729	2,527	2005
5391 12th Avenue SE	Shakopee, MN	—	1,392	8,149	2,335	1,395	10,481	11,876	4,186	2005
4701 Valley Industrial Boulevard S.	Shakopee, MN	—	1,296	7,157	448	1,299	7,602	8,901	4,708	2005
7035 Winnetka Avenue North	Brooklyn Park, MN	—	1,275	—	7,293	1,343	7,225	8,568	3,186	2007
139 Eva Street	St. Paul, MN	—	2,132	3,105	(286)	2,175	2,776	4,951	1,357	2008
21900 Dodd Boulevard	Lakeville, MN	—	2,289	7,952	2,847	2,289	10,799	13,088	2,427	2010
375 Rivertown Drive	Woodbury, MN	—	2,635	8,157	832	2,635	8,989	11,624	3,091	2014
935 Aldrin Drive	Eagan, MN	—	2,096	7,884	716	2,096	8,600	10,696	2,688	2014
7050 Winnetka Avenue North	Brooklyn Park, MN	—	1,623	—	7,615	1,634	7,604	9,238	1,820	2014

FIRST INDUSTRIAL REALTY TRUST, INC. AND FIRST INDUSTRIAL, L.P.
SCHEDULE III: REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2023

			Initial Cost		Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/23				
Building Address	Location (City/State)	(a) Encumbrances	Land	Buildings and Improvements		Land	Buildings and Improvements	Total	(b) Accumulated Depreciation 12/31/2023	Year Acquired/ Constructed
					(In thousands)					
7051 W. Broadway Avenue	Brooklyn Park, MN	—	1,275	—	5,829	1,279	5,825	7,104	1,320	2014
Nashville										
1931 Air Lane Drive	Nashville, TN	—	489	2,785	976	493	3,757	4,250	2,161	1997
4640 Cummings Park	Nashville, TN	—	360	2,040	679	365	2,714	3,079	1,515	1999
1740 River Hills Drive	Nashville, TN	—	848	4,383	2,428	888	6,771	7,659	3,928	2005
211 Ellery Court	Nashville, TN	—	606	3,192	140	616	3,322	3,938	1,573	2007
130 Maddox Road	Mt. Juliet, TN	—	1,778	—	23,806	1,778	23,806	25,584	8,875	2008
1281 Couchville Pike	Mt. Juliet, TN	—	2,620	—	50,972	1,295	52,297	53,592	2,121	2022
400 Maddox Road	Mt. Juliet, TN	—	3,880	—	27,100	810	30,170	30,980	1,007	2022
New Jersey										
14 World's Fair Drive	Franklin, NJ	—	483	2,735	853	503	3,568	4,071	2,286	1997
12 World's Fair Drive	Franklin, NJ	—	572	3,240	935	593	4,154	4,747	2,612	1997
22 World's Fair Drive	Franklin, NJ	—	364	2,064	585	375	2,638	3,013	1,663	1997
26 World's Fair Drive	Franklin, NJ	—	361	2,048	710	377	2,742	3,119	1,697	1997
24 World's Fair Drive	Franklin, NJ	—	347	1,968	644	362	2,597	2,959	1,544	1997
20 World's Fair Drive	Somerset, NJ	—	9	—	2,727	691	2,045	2,736	1,124	1999
45 Route 46	Pine Brook, NJ	—	969	5,491	1,021	978	6,503	7,481	3,657	2000
43 Route 46	Pine Brook, NJ	—	474	2,686	794	479	3,475	3,954	1,856	2000
39 Route 46	Pine Brook, NJ	—	260	1,471	621	262	2,090	2,352	1,030	2000
26 Chapin Road	Pine Brook, NJ	—	956	5,415	672	965	6,078	7,043	3,431	2000
30 Chapin Road	Pine Brook, NJ	—	960	5,440	582	970	6,012	6,982	3,406	2000
20 Hook Mountain Road	Pine Brook, NJ	—	1,507	8,542	1,859	1,534	10,374	11,908	5,599	2000
30 Hook Mountain Road	Pine Brook, NJ	—	389	2,206	854	396	3,053	3,449	1,537	2000
16 Chapin Road	Pine Brook, NJ	—	885	5,015	832	901	5,831	6,732	3,204	2000
20 Chapin Road	Pine Brook, NJ	—	1,134	6,426	764	1,154	7,170	8,324	4,015	2000
2500 Main Street	Sayreville, NJ	—	944	—	5,199	944	5,199	6,143	2,391	2002
2400 Main Street	Sayreville, NJ	—	996	—	6,090	996	6,090	7,086	2,678	2003
7851 Airport Highway	Pennsauken, NJ	—	160	508	328	162	834	996	577	2003
309-313 Pierce Street	Somerset, NJ	—	1,300	4,628	788	1,309	5,407	6,716	2,921	2004
400 Cedar Lane	Florence Township, NJ	—	9,730	—	26,223	9,730	26,223	35,953	5,434	2016
301 Bordentown-Hedding Road	Bordentown, NJ	—	3,983	15,881	32	3,984	15,912	19,896	3,649	2017
302 Bordentown-Hedding Road	Bordentown, NJ	—	2,738	8,190	352	2,738	8,542	11,280	1,903	2018
304 Bordentown-Hedding Road	Bordentown, NJ	—	3,684	—	7,954	3,688	7,950	11,638	842	2019
445 Rising Sun Road	Bordentown, NJ	—	8,578	760	20,826	8,578	21,586	30,164	701	2022

FIRST INDUSTRIAL REALTY TRUST, INC. AND FIRST INDUSTRIAL, L.P.
SCHEDULE III: REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2023

(In thousands)

Building Address	Location (City/State)	(a) Encumbrances	Initial Cost — Land	Initial Cost — Buildings and Improvements	Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/23 — Land	Gross Amount Carried At Close of Period 12/31/23 — Buildings and Improvements	Gross Amount Carried At Close of Period 12/31/23 — Total	(b) Accumulated Depreciation 12/31/2023	Year Acquired/ Constructed
Northern California										
8649 Kiefer Boulevard	Sacramento, CA	—	4,376	—	57	4,433	—	4,433	—	2008
18501 W. Stanford Road	Tracy, CA	—	12,966	—	194	13,160	—	13,160	—	2008
27403 Industrial Boulevard	Hayward, CA	—	3,440	1,848	577	3,440	2,425	5,865	734	2020
4160-4170 Business Center Drive	Fremont, CA	—	4,897	4,206	820	4,897	5,026	9,923	909	2020
4200 Business Center Drive	Fremont, CA	—	5,112	3,829	412	5,158	4,195	9,353	650	2020
22950 Clawiter Road	Hayward, CA	—	3,312	2,023	1,954	3,312	3,977	7,289	292	2020
42650 Osgood Road	Fremont, CA	—	4,183	3,930	104	4,183	4,034	8,217	319	2021
2085 Burroughs Avenue	San Leandro, CA	—	5,764	7,263	880	5,764	8,143	13,907	764	2021
211 Parr Boulevard	Richmond, CA	—	6,478	—	212	6,478	212	6,690	—	2021
24200 Clawiter Road	Hayward, CA	—	11,446	3,707	36	11,449	3,740	15,189	507	2022
14951 Catalina Street	San Leandro, CA	—	4,690	3,527	316	4,673	3,860	8,533	209	2022
24101 Whitesell Street	Hayward, CA	—	7,194	—	12,000	7,195	11,999	19,194	1	2023
Orlando										
6301 Hazeltine National Drive	Orlando, FL	—	909	4,613	580	920	5,182	6,102	2,806	2005
6005 24th Street East	Bradenton, FL	—	6,377	—	57	6,434	—	6,434	—	2008
8751 Skinner Court	Orlando, FL	—	1,691	7,249	20	1,692	7,268	8,960	1,866	2016
4473 Shader Road	Orlando, FL	—	2,094	10,444	63	2,094	10,507	12,601	2,610	2016
550 Gills Drive	Orlando, FL	—	1,321	6,176	19	1,321	6,195	7,516	1,295	2017
450 Gills Drive	Orlando, FL	—	1,031	6,406	(23)	1,031	6,383	7,414	1,068	2017
4401 Shader Road	Orlando, FL	—	1,037	7,116	4	1,037	7,120	8,157	1,102	2018
770 Gills Drive	Orlando, FL	—	851	5,195	(36)	851	5,159	6,010	616	2019
2234 W. Taft Vineland Road	Orlando, FL	—	1,748	9,635	307	1,750	9,940	11,690	742	2021
1301 Flora Boulevard	Kissimmee, FL	—	1,863	16	9,563	2,414	9,028	11,442	269	2023
1401-1419 Flora Boulevard	Kissimmee, FL	—	1,895	18	8,933	2,454	8,392	10,846	340	2023
1629 Flora Boulevard	Kissimmee, FL	—	1,968	19	9,426	2,548	8,865	11,413	255	2023
1701-1737 Flora Boulevard	Kissimmee, FL	—	2,685	25	11,263	3,476	10,497	13,973	240	2023
Phoenix										
1045 S. Edward Drive	Tempe, AZ	—	390	2,160	886	396	3,040	3,436	1,565	1999
50 S. 56th Street	Chandler, AZ	—	1,206	3,218	685	1,252	3,857	5,109	1,828	2004
245 W. Lodge Drive	Tempe, AZ	—	898	3,066	(2,160)	362	1,442	1,804	709	2007
1590 E. Riverview Drive	Phoenix, AZ	—	1,293	5,950	123	1,292	6,074	7,366	2,241	2008
14131 N. Rio Vista Boulevard	Peoria, AZ	—	2,563	9,388	(429)	2,563	8,959	11,522	3,273	2008
8716 W. Ludlow Drive	Peoria, AZ	—	2,709	10,970	282	2,709	11,252	13,961	4,280	2008
3815 W. Washington Street	Phoenix, AZ	—	1,675	4,514	(171)	1,719	4,299	6,018	1,613	2008
9180 W. Buckeye Road	Tolleson, AZ	—	1,904	6,805	3,324	1,923	10,110	12,033	3,958	2008
8644 W. Ludlow Drive	Peoria, AZ	—	1,726	7,216	(671)	1,726	6,545	8,271	1,599	2014

FIRST INDUSTRIAL REALTY TRUST, INC. AND FIRST INDUSTRIAL, L.P.
SCHEDULE III: REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2023

			Initial Cost		Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/23				
Building Address	Location (City/State)	(a) Encumbrances	Land	Buildings and Improvements		Land	Buildings and Improvements	Total	(b) Accumulated Depreciation 12/31/2023	Year Acquired/ Constructed
					(In thousands)					
8606 W. Ludlow Drive	Peoria, AZ	—	956	2,668	(191)	956	2,477	3,433	601	2014
8679 W. Ludlow Drive	Peoria, AZ	—	672	2,791	(46)	672	2,745	3,417	852	2014
94th Avenue & Buckeye Road	Tolleson, AZ	—	4,315	—	17,041	4,315	17,041	21,356	3,541	2015
16560 W. Sells Drive	Goodyear, AZ	—	6,259	—	31,401	6,271	31,389	37,660	7,810	2018
16951 W. Camelback Road	Goodyear, AZ	—	1,805	—	5,375	1,805	5,375	7,180	569	2019
3600 N. Cotton Lane	Goodyear, AZ	—	5,660	—	43,128	5,659	43,129	48,788	5,315	2020
3350 N. Cotton Lane	Goodyear, AZ	—	6,373	31,198	2,817	6,373	34,015	40,388	4,276	2020
PV 303	Goodyear, AZ	—	12,451	1,961	3,897	12,408	5,901	18,309	—	2021
4580 N. Pebble Creek Parkway	Goodyear, AZ	—	8,714	—	59,672	8,777	59,609	68,386	4,708	2022
Seattle										
1901 Raymond Avenue SW	Renton, WA	—	4,458	2,659	880	4,594	3,403	7,997	1,669	2008
19014 64th Avenue South	Kent, WA	—	1,990	3,979	1,050	2,042	4,977	7,019	3,035	2008
18640 68th Avenue South	Kent, WA	—	1,218	1,950	260	1,258	2,170	3,428	1,384	2008
621 37th Street NW	Auburn, WA	—	6,403	—	104	6,507	—	6,507	—	2008
6407 S. 210th Street	Kent, WA	—	1,737	3,508	(92)	1,737	3,416	5,153	641	2018
1402 Puyallup Street	Sumner, WA	—	3,766	4,457	443	3,766	4,900	8,666	713	2018
22718 58th Place	Kent, WA	—	1,446	2,388	159	1,447	2,546	3,993	599	2019
14302 24th Street East	Sumner, WA	—	2,643	—	9,989	2,643	9,989	12,632	1,979	2019
1508 Valentine Avenue	Pacific, WA	—	18,790	3,051	13	18,786	3,068	21,854	307	2022
10920 Steele Street	Lakewood, WA	—	6,706	16	17,432	6,706	17,448	24,154	592	2022
20320 80th Avenue South	Kent, WA	—	4,136	1,072	11	4,132	1,087	5,219	73	2022
Southern California										
1944 Vista Bella Way	Rancho Dominguez, CA	—	1,746	3,148	971	1,822	4,043	5,865	2,575	2005
2000 Vista Bella Way	Rancho Dominguez, CA	—	817	1,673	503	853	2,140	2,993	1,379	2005
2835 East Ana Street	Rancho Dominguez, CA	—	1,682	2,750	791	1,772	3,451	5,223	2,174	2005
665 N. Baldwin Park Boulevard	City of Industry, CA	—	2,124	5,219	3,178	2,143	8,378	10,521	3,867	2006
27801 Avenue Scott	Santa Clarita, CA	—	2,890	7,020	1,145	2,902	8,153	11,055	4,271	2006
2610 & 2660 Columbia Street	Torrance, CA	—	3,008	5,826	2,108	3,031	7,911	10,942	4,255	2006
433 Alaska Avenue	Torrance, CA	—	681	168	995	684	1,160	1,844	382	2006
2325 Camino Vida Roble	Carlsbad, CA	—	1,441	1,239	574	1,446	1,808	3,254	951	2006
2335 Camino Vida Roble	Carlsbad, CA	—	817	762	136	821	894	1,715	532	2006
2345 Camino Vida Roble	Carlsbad, CA	—	562	456	42	565	495	1,060	316	2006
2355 Camino Vida Roble	Carlsbad, CA	—	481	365	216	483	579	1,062	333	2006
2365 Camino Vida Roble	Carlsbad, CA	—	1,098	630	190	1,102	816	1,918	439	2006
2375 Camino Vida Roble	Carlsbad, CA	—	1,210	874	150	1,214	1,020	2,234	662	2006

FIRST INDUSTRIAL REALTY TRUST, INC. AND FIRST INDUSTRIAL, L.P.
SCHEDULE III: REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2023

			Initial Cost			Gross Amount Carried At Close of Period 12/31/23				
Building Address	Location (City/State)	(a) Encumbrances	Land	Buildings and Improvements	Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Land	Buildings and Improvements	Total	(b) Accumulated Depreciation 12/31/2023	Year Acquired/ Constructed
					(In thousands)					
6451 El Camino Real	Carlsbad, CA	—	2,885	1,931	1,117	2,895	3,038	5,933	1,803	2006
13100 Gregg Street	Poway, CA	—	1,040	4,160	626	1,073	4,753	5,826	2,997	2007
21730-21748 Marilla Street	Chatsworth, CA	—	2,585	3,210	477	2,608	3,664	6,272	1,998	2007
8015 Paramount Boulevard	Pico Rivera, CA	—	3,616	3,902	(893)	3,657	2,968	6,625	1,655	2007
3365 E. Slauson Avenue	Vernon, CA	—	2,367	3,243	(862)	2,396	2,352	4,748	1,312	2007
3015 East Ana Street	Rancho Dominguez, CA	—	19,678	9,321	17,588	20,144	26,443	46,587	10,251	2007
1250 Rancho Conejo Boulevard	Thousand Oaks, CA	—	1,435	779	103	1,441	876	2,317	576	2007
1260 Rancho Conejo Boulevard	Thousand Oaks, CA	—	1,353	722	(599)	675	801	1,476	375	2007
1270 Rancho Conejo Boulevard	Thousand Oaks, CA	—	1,224	716	(2)	1,229	709	1,938	477	2007
777 190th Street	Gardena, CA	—	13,533	—	4,327	13,534	4,326	17,860	1,637	2007
14050 Day Street	Moreno Valley, CA	—	2,538	2,538	366	2,565	2,877	5,442	1,518	2008
12925 Marlay Avenue	Fontana, CA	—	6,072	7,891	(44)	6,090	7,829	13,919	5,941	2008
18201-18291 Santa Fe Avenue	Rancho Dominguez, CA	—	6,720	—	8,812	6,897	8,635	15,532	3,474	2008
1011 Rancho Conejo Boulevard	Thousand Oaks, CA	—	7,717	2,518	(201)	7,752	2,282	10,034	1,675	2008
20700 Denker Avenue	Torrance, CA	—	5,767	2,538	1,056	5,964	3,396	9,360	2,240	2008
18408 Laurel Park Road	Rancho Dominguez, CA	—	2,850	2,850	907	2,874	3,733	6,607	2,200	2008
2175 Cactus Road East	San Diego, CA	—	5,958	—	8,720	6,025	8,653	14,678	2,907	2008
2175 Cactus Road West	San Diego, CA	—	10,373	—	153	10,526	—	10,526	—	2008
19021 S. Reyes Avenue	Rancho Dominguez, CA	—	8,183	7,501	589	8,545	7,728	16,273	2,782	2008
24870 Nandina Avenue	Moreno Valley, CA	—	13,543	—	21,279	6,482	28,339	34,821	8,797	2012
6185 Kimball Avenue	Chino, CA	—	6,385	—	11,143	6,382	11,147	17,529	3,028	2013
5553 Bandini Boulevard	Bell, CA	—	32,536	—	21,503	32,540	21,499	54,039	5,525	2013
16875 Heacock Street	Moreno Valley, CA	—	—	6,831	1,936	—	8,767	8,767	1,988	2014
4710 Guasti Road	Ontario, CA	—	2,846	6,564	(262)	2,846	6,302	9,148	1,685	2014
17100 Perris Boulevard	Moreno Valley, CA	—	6,388	—	25,801	6,395	25,794	32,189	7,580	2014
13414 S. Figueroa Street	Los Angeles, CA	—	1,701	—	6,618	1,887	6,432	8,319	1,541	2014
3841 Ocean Ranch Boulevard	Oceanside, CA	—	4,400	—	8,076	4,400	8,076	12,476	2,679	2015
3831 Ocean Ranch Boulevard	Oceanside, CA	—	2,693	—	4,589	2,694	4,588	7,282	1,479	2015
3821 Ocean Ranch Boulevard	Oceanside, CA	—	2,792	—	3,881	2,792	3,881	6,673	788	2015
145 W. 134th Street	Los Angeles, CA	—	2,901	2,285	25	2,901	2,310	5,211	661	2015
6150 Sycamore Canyon Boulevard	Riverside, CA	—	3,182	10,643	(168)	3,182	10,475	13,657	2,734	2015
17825 Indian Street	Moreno Valley, CA	—	5,034	22,095	(250)	5,034	21,845	26,879	5,491	2015
24901 San Michele Road	Moreno Valley, CA	—	1,274	—	11,273	1,274	11,273	12,547	2,153	2016

FIRST INDUSTRIAL REALTY TRUST, INC. AND FIRST INDUSTRIAL, L.P.
SCHEDULE III: REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2023

(In thousands)

Building Address	Location (City/State)	(a) Encumbrances	Initial Cost Land	Initial Cost Buildings and Improvements	Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/23 Land	Gross Amount Carried At Close of Period 12/31/23 Buildings and Improvements	Total	(b) Accumulated Depreciation 12/31/2023	Year Acquired/ Constructed
1445 Engineer Street	Vista, CA	—	6,816	4,417	1,212	6,816	5,629	12,445	1,339	2016
19067 Reyes Avenue	Rancho Dominguez, CA	—	9,281	3,920	3,639	9,381	7,459	16,840	1,344	2016
10586 Tamarind Avenue	Fontana, CA	—	4,275	8,275	4	4,275	8,279	12,554	1,615	2017
2777 Loker Avenue West	Carlsbad, CA	—	7,599	13,267	851	7,599	14,118	21,717	3,237	2017
7105 Old 215 Frontage Road	Riverside, CA	—	4,900	—	12,121	4,900	12,121	17,021	1,978	2017
28545 Livingston Avenue	Valencia, CA	—	9,813	10,954	2,375	9,813	13,329	23,142	3,498	2018
3801 Ocean Ranch Boulevard	Oceanside, CA	2,670	2,907	6,151	216	2,909	6,365	9,274	1,196	2018
3809 Ocean Ranch Boulevard	Oceanside, CA	2,861	3,140	6,964	166	3,141	7,129	10,270	1,287	2018
3817 Ocean Ranch Boulevard	Oceanside, CA	4,447	5,438	10,278	273	5,442	10,547	15,989	1,979	2018
24385 Nandina Avenue	Moreno Valley, CA	—	17,023	—	63,296	17,066	63,253	80,319	10,225	2018
14999 Summit Drive	Eastvale, CA	—	1,508	—	2,947	1,508	2,947	4,455	421	2018
14969 Summit Drive	Eastvale, CA	—	3,847	—	9,274	3,847	9,274	13,121	1,323	2018
14939 Summit Drive	Eastvale, CA	—	3,107	—	8,280	3,107	8,280	11,387	1,196	2018
14909 Summit Drive	Eastvale, CA	—	7,099	—	18,006	7,099	18,006	25,105	2,568	2018
14940 Summit Drive	Eastvale, CA	—	5,423	—	13,837	5,423	13,837	19,260	2,410	2018
14910 Summit Drive	Eastvale, CA	—	1,873	—	5,331	1,873	5,331	7,204	1,144	2018
930 Columbia Avenue	Riverside, CA	—	1,813	3,840	327	1,813	4,167	5,980	547	2019
305 Sequoia Avenue	Ontario, CA	—	6,641	8,155	279	6,640	8,435	15,075	1,080	2019
3051 E. Maria Street	Rancho Dominguez, CA	—	1,392	1,532	46	1,392	1,578	2,970	269	2019
1709-1811 W. Mahalo Place	Compton, CA	—	2,132	1,961	(42)	2,130	1,921	4,051	329	2019
1964 Kellogg Avenue	Carlsbad, CA	—	3,836	3,524	396	3,836	3,920	7,756	579	2019
353 Perry Street	Perris, CA	—	1,780	—	18,827	1,788	18,819	20,607	2,001	2019
8572 Spectrum Lane	San Diego, CA	—	806	3,225	1,054	806	4,279	5,085	533	2019
801-817 E. Anaheim Street	Wilmington, CA	—	5,712	434	(373)	5,712	61	5,773	47	2019
10780 Redwood Avenue	Fontana, CA	—	13,410	—	23,302	13,402	23,310	36,712	2,357	2020
14518 Santa Ana Avenue	Fontana, CA	—	1,745	—	4,721	1,745	4,721	6,466	433	2020
11253 Redwood Avenue	Fontana, CA	—	3,333	—	8,460	3,333	8,460	11,793	720	2020
24665 Nandina Avenue	Moreno Valley, CA	—	4,016	—	17,043	4,066	16,993	21,059	1,212	2021
19302-19400 S. Laurel Park Road	Rancho Dominguez, CA	—	12,816	1,649	6,240	12,815	7,890	20,705	377	2022
3125 Wilson Avenue	Perris, CA	—	4,328	—	24,253	4,328	24,253	28,581	1,228	2022
680 Columbia Avenue	Riverside, CA	—	936	5,117	4	936	5,121	6,057	323	2022
1458 E. Mission Boulevard	Pomona, CA	—	1,268	4,813	3	1,267	4,817	6,084	240	2022
2755 S. Willow Avenue	Rialto, CA	—	17,155	4,258	4	17,155	4,262	21,417	697	2022

FIRST INDUSTRIAL REALTY TRUST, INC. AND FIRST INDUSTRIAL, L.P.
SCHEDULE III: REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2023

(In thousands)

Building Address	Location (City/State)	(a) Encumbrances	Initial Cost Land	Initial Cost Buildings and Improvements	Costs Capitalized Subsequent to Acquisition or Completion and Valuation Provision	Gross Amount Carried At Close of Period 12/31/23 Land	Gross Amount Carried At Close of Period 12/31/23 Buildings and Improvements	Gross Amount Carried At Close of Period 12/31/23 Total	(b) Accumulated Depreciation 12/31/2023	Year Acquired/ Constructed
8410 Arjons Drive	San Diego, CA	—	3,757	2,885	(9)	3,757	2,876	6,633	140	2022
7666 Formula Place	San Diego, CA	—	6,909	3,549	37	6,899	3,596	10,495	176	2022
2042 S. Grove Avenue	Ontario, CA	—	15,358	404	79	15,355	486	15,841	61	2022
13484 Colombard Court	Fontana, CA	—	11,339	660	2,392	11,339	3,052	14,391	119	2022
15551 Boyle Avenue	Fontana, CA	—	5,407	—	14,024	5,405	14,026	19,431	117	2023
27426 Pioneer Avenue	Redlands, CA	—	26,470	542	42,061	26,427	42,646	69,073	343	2023
13769 Arrow Route	Fontana, CA	—	3,124	2,619	19	3,124	2,638	5,762	78	2023
1250 E. Francis Street	Ontario, CA	—	5,109	870	—	5,109	870	5,979	29	2023
13351 12th Street	Chino, CA	—	22,389	1,803	—	22,389	1,803	24,192	—	2023
Developments in Process										
First Rider Logistics Center	Perris, CA	—	7,439	—	31,212	7,428	31,223	38,651	—	N/A
First Wilson Logistics Center II	Perris, CA	—	3,594	—	22,316	3,594	22,316	25,910	—	N/A
First Stockton Logistics Center	Stockton, CA	—	7,654	—	76,857	5,852	78,659	84,511	—	N/A
First Harley Knox Logistics Center	Perris, CA	—	2,088	—	19,122	2,088	19,122	21,210	—	N/A
First Park Miami Building 12	Medley, FL	—	7,849	—	15,238	7,852	15,235	23,087	—	N/A
First Pine Hills	Orlando, FL	—	2,206	—	15	2,206	15	2,221	—	N/A
Land Parcels										
Land Parcels		—	413,588	8,838	65,379	409,705	78,100	487,805	1,443	
Total		$ 9,978	$ 1,766,102	$ 1,409,340	$ 2,538,638	$ 1,756,971	$ 3,957,109	$ 5,714,080	$ 1,009,335	

NOTES:

(a) See description of encumbrances in Note 4 to the Consolidated Financial Statements. For purposes of this schedule the total principal balance of a mortgage loan payable that is collateralized by a pool of properties is allocated among the properties in the pool based on each property's carrying balance.

(b) Depreciation is computed based upon the following estimated lives:

Buildings and Improvements	3 to 50 years
Land Improvements	2 to 25 years
Tenant Improvements, Leasehold Improvements	Shorter of Useful Life or Terms of Related Lease

At December 31, 2023, the aggregate cost of land and buildings and equipment, excluding construction in progress, for federal income tax purpose was approximately $5.2 billion.

The changes in investment in real estate for the three years ended December 31, are as follows:

	2023	2022	2021
	(In thousands)		
Balance, Beginning of Year	$ 5,343,039	$ 4,646,444	$ 4,109,896
Acquisition of Real Estate Assets	133,936	312,841	347,190
Construction Costs and Improvements	300,226	496,190	351,453
Disposition of Real Estate Assets	(44,665)	(90,762)	(139,207)
Write-off of Fully Depreciated and Other Assets	(18,456)	(21,674)	(22,888)
Balance, End of Year Excluding Real Estate Held for Sale	$ 5,714,080	$ 5,343,039	$ 4,646,444

The changes in accumulated depreciation for the three years ended December 31, are as follows:

	2023	2022	2021
	(In thousands)		
Balance, Beginning of Year	$ 921,480	$ 868,296	$ 839,349
Depreciation for Year	130,427	119,477	107,876
Disposition of Real Estate Assets	(24,215)	(45,246)	(58,055)
Write-off of Fully Depreciated and Other Assets	(18,357)	(21,047)	(20,874)
Balance, End of Year Excluding Real Estate Held for Sale	$ 1,009,335	$ 921,480	$ 868,296

MARKET INFORMATION AND HOLDERS

The following table sets forth, for the periods indicated, the high and low closing prices per share of the Company's common stock, which trades on the New York Stock Exchange under the trading symbol "FR" and the dividends declared per share for the Company's common stock and the distributions declared per Unit for the Operating Partnership's Units. There is no established public trading market for the Units.

Quarter Ended	Closing High	Closing Low	Dividend/ Distribution Declared
December 31, 2023	$53.97	$40.64	$0.320
September 30, 2023	$54.86	$47.59	$0.320
June 30, 2023	$54.36	$50.09	$0.320
March 31, 2023	$54.94	$47.64	$0.320
December 31, 2022	$50.68	$43.82	$0.295
September 30, 2022	$55.62	$44.14	$0.295
June 30, 2022	$65.32	$46.13	$0.295
March 31, 2022	$65.01	$56.31	$0.295

As of February 14, 2024, the Company had 315 common stockholders of record. The number of holders does not include individuals or entities who beneficially own shares but whose shares are held of record by a broker or clearing agency, but does include each such broker or clearing agency as one record holder. The Operating Partnership had 114 holders of record of Units registered with our transfer agent.

Dividends

In order to comply with the REIT requirements of the Code, the Company is generally required to make common share distributions and preferred share distributions (other than capital gain distributions) to its shareholders in amounts that together at least equal (i) the sum of (a) 90% of the Company's "REIT taxable income" computed without regard to the dividends paid deduction and net capital gains and (b) 90% of net income (after tax), if any, from foreclosure property, minus (ii) certain excess non-cash income.

Our dividend/distribution policy is determined by the Company's Board of Directors and is dependent on multiple factors, including cash flow and capital expenditure requirements, as well as ensuring that the Company meets the minimum distribution requirements set forth in the Code. The Company met the minimum distribution requirements with respect to 2023.

Holders of Units are entitled to receive distributions when, as and if declared by the Company's Board of Directors, after the priority distributions required under the Operating Partnership's partnership agreement have been made with respect to preferred partnership interests in the Operating Partnership out of any funds legally available for that purpose.

Limited Partner Units

During the year ended December 31, 2023, the Operating Partnership issued 405,618 Limited Partner Units in connection with the issuance of equity compensation, inclusive of Limited Partner Units issued related to dividends accrued on the underlying common stock, to certain employees and directors. See Note 11 to the Consolidated Financial Statements for more information.

Subject to certain lock-up periods, holders of Limited Partner Units can redeem their Units by providing written notification to the General Partner of the Operating Partnership. Unless the General Partner provides notice of a redemption restriction to the holder, redemption must be made within seven business days after receipt of the holder's notice. The redemption can be effectuated, as determined by the General Partner, either by exchanging the Limited Partner Units for shares of common stock of the Company on a one-for-one basis, subject to adjustment, or by paying cash equal to the fair market value of such shares. Prior requests for redemption have generally been fulfilled with shares of common stock of the Company, and the Operating Partnership intends to continue this practice. If each Limited Partner Unit of the Operating Partnership were redeemed as of December 31, 2023, the Operating Partnership could satisfy its redemption obligations by making an aggregate cash payment of approximately $177.9 million or by issuing 3,378,165 shares of the Company's common stock.

Performance Graph

The following graph provides a comparison of the cumulative total stockholder return among the Company, the FTSE NAREIT Equity REIT Total Return Index (the "NAREIT Index") and the Standard & Poor's 500 Index ("S&P 500"). The NAREIT Index represents the performance of our publicly traded REIT peers. The historical information set forth below is not necessarily indicative of future performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN (A)
Among First Industrial Realty Trust, Inc., the S&P 500 Index, and the FTSE NAREIT Equity REITs Index



(A) $100 invested on 12/31/18 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

	12/18	12/19	12/20	12/21	12/22	12/23
FIRST INDUSTRIAL REALTY TRUST, INC.	$ 100.00	$ 147.35	$ 153.51	$ 246.11	$ 183.69	$ 205.54
S&P 500	$ 100.00	$ 131.49	$ 155.68	$ 200.37	$ 164.08	$ 207.21
FTSE NAREIT Equity REITs	$ 100.00	$ 126.00	$ 115.92	$ 166.04	$ 125.58	$ 142.83

(A)   The information provided in this performance graph shall not be deemed to be "soliciting material," to be "filed" or to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934 unless specifically treated as such.

CORPORATE MANAGEMENT AND DIRECTORS

CORPORATE MANAGEMENT

Peter E. Baccile
Director, President and Chief Executive Officer

Scott A. Musil
Chief Financial Officer

Johannson L. Yap
Chief Investment Officer and
Executive Vice President — West Region

Peter O. Schultz
Executive Vice President — East Region

Christopher M. Schneider
Chief Information Officer and
Executive Vice President — Operations

Donald R. Stoffle
Executive Director — Dispositions

Robert J. Walter
Executive Vice President — Capital Markets and Asset Management

Jennifer Matthews Rice
General Counsel and Secretary

Arthur J. Harmon
Senior Vice President — Investor Relations and Marketing

Sara Niemiec
Chief Accounting Officer

DIRECTORS

Matthew S. Dominski†‡§
Chairman
First Industrial Realty Trust, Inc.

Peter E. Baccile‡
Director, President and Chief Executive Officer
First Industrial Realty Trust, Inc.

Teresa B. Bazemore*†
President and Chief Executive Officer
Federal Home Loan Bank of San Francisco
Director
T. Rowe Price Funds

H. Patrick Hackett, Jr.†‡
Principal
HHS Co.
Chairman
Wintrust Financial Corporation

Denise A. Olsen*‡§
Senior Managing Director
GEM Realty Capital

John Rau*§
Lead Independent Director
First Industrial Realty Trust, Inc.
President, Chief Executive Officer and Director
Miami Corporation
Chairman
BMO Financial Corp.
Director
Southern Company Gas

Marcus Smith*‡§
Director
MSCI Inc.

Committee Membership Legend

- * Audit Committee
- † Compensation Committee
- ‡ Investment Committee
- § Nominating/Corporate Governance Committee

CORPORATE AND STOCKHOLDER INFORMATION

Executive Office
First Industrial Realty Trust, Inc.
One North Wacker Drive, Suite 4200
Chicago, IL 60606
Phone: 312.344.4300
www.firstindustrial.com
info@firstindustrial.com

Stock Exchange Listing
New York Stock Exchange
Symbol: FR

Registrar and Transfer Agent
Computershare Trust Company, N.A.
P.O. Box 50500 Louisville, KY 40233-5000
Phone: 800.446.2617

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
Chicago, Illinois

Corporate Counsel
Barack Ferrazzano Kirschbaum & Nagelberg LLP
Chicago, Illinois

10-K Report
A copy of the Company's Form 10-K as filed with the Securities and Exchange Commission is available on the Company's website and may also be obtained free of charge by contacting our Senior Vice President — Investor Relations and Marketing. Please address any communications to our Senior Vice President — Investor Relations and Marketing "c/o First Industrial Realty Trust, Inc., One North Wacker Drive, Suite 4200, Chicago, IL 60606." Included in such report were the certifications required by Section 302 of the Sarbanes-Oxley Act.

Annual Meeting
The Annual Meeting of Stockholders of First Industrial Realty Trust, Inc., will be held virtually on Tuesday, April 30, 2024, at 9:00 A.M. CDT over the Internet.

To contact First Industrial's Audit Committee:
Chair of the Audit Committee
c/o First Industrial Realty Trust, Inc.
One North Wacker Drive, Suite 4200
Chicago, IL 60606

To contact First Industrial's Nominating/Corporate Governance Committee:
Chair of the Nominating/Corporate Governance Committee
c/o First Industrial Realty Trust, Inc.
One North Wacker Drive, Suite 4200
Chicago, IL 60606

To contact First Industrial's Lead Independent Director:
Lead Independent Director
c/o First Industrial Realty Trust, Inc.
One North Wacker Drive, Suite 4200
Chicago, IL 60606

[This page intentionally left blank]

[This page intentionally left blank]

FR
LISTED
NYSE



FirstIndustrial.com